      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                              ECLIPSYS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      7373
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   65-0632092
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                            777 EAST ATLANTIC AVENUE
                                   SUITE 200
                          DELRAY BEACH, FLORIDA 33483
                                 (561) 243-1440
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                HARVEY J. WILSON
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                              ECLIPSYS CORPORATION
                            777 EAST ATLANTIC AVENUE
                                   SUITE 200
                          DELRAY BEACH, FLORIDA 33483
                                 (561) 243-1440
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------
                                   Copies to:

                             JOHN A. BURGESS, ESQ.
                              BRENT B. SILER, ESQ.
                               HALE AND DORR LLP
                         1455 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20004
                           TELEPHONE: (202) 942-8400
                            TELECOPY: (202) 942-8484
                           ROBERT W. SWEET, JR., ESQ.
                            DAVID H. FEINBERG, ESQ.
                            FOLEY, HOAG & ELIOT LLP
                             ONE POST OFFICE SQUARE
                          BOSTON, MASSACHUSETTS 02109
                           TELEPHONE: (617) 832-1000
                            TELECOPY: (617) 832-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and certain other conditions under the Merger Agreement are met or waived.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
                               ------------------
                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                            PROPOSED               PROPOSED MAXIMUM          AMOUNT OF
    TITLE OF EACH CLASS OF         AMOUNT TO BE      MAXIMUM OFFERING PRICE       AGGREGATE OFFERING        REGISTRATION
  SECURITIES TO BE REGISTERED      REGISTERED(1)          PER SHARE(2)                 PRICE(2)                FEE(3)
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value
  per share....................  11,060,808 shares           $18.69                  $206,726,502             $57,470
========================================================================================================================

(1) Based upon an estimate of the maximum number of shares of the Common Stock of the Registrant issuable in the merger described herein to stockholders of Transition Systems, Inc. ("TSI").

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(f)(1) under the Securities Act of 1933, as amended (the "Securities Act"), and based upon the average of the high and low sales prices of the Common Stock of TSI on the Nasdaq National Market on November 27, 1998.

(3) A fee of $49,707 was previously paid by the Registrant pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the filing of the preliminary Joint Proxy Statement/Prospectus on November 20, 1998. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee and, accordingly, $7,763 in additional fees is being paid in connection with this Registration Statement.
                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        JOINT PROXY STATEMENT/PROSPECTUS

[ECLIPSYS LOGO]                                                       [TSI LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of Eclipsys Corporation and Transition Systems, Inc. have agreed to a merger in which Eclipsys will acquire TSI. We are seeking your vote on this important transaction.

     If the merger is completed, TSI stockholders will receive 0.525 shares of Eclipsys Voting Common Stock for each share of TSI Voting or Non-Voting Common Stock that they own. Eclipsys stockholders will continue to own their existing shares after the merger. If the merger is completed, the stockholders of TSI prior to the merger will own approximately 33.7% of the total outstanding shares of Eclipsys Common Stock on a fully diluted basis (assuming the exercise of all warrants and stock options of both TSI and Eclipsys, except for options that will not be exercisable until after December 31, 1998).

     The merger cannot be completed unless TSI stockholders approve and adopt the merger agreement and the merger and Eclipsys stockholders approve the issuance of shares of Eclipsys Voting Common Stock in the merger. We have scheduled special meetings for our stockholders to vote on these proposals. Your vote is very important.

     Whether or not you plan to attend a meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at your meeting. If you are a TSI stockholder and fail to return the card, the effect will be a vote against the merger, unless you attend your meeting and vote in favor of the proposal.

     The dates, times and places of the meetings are as follows:

     For Eclipsys stockholders:

         December 30, 1998
          10:00 a.m., local time
          Delray Beach Marriott
          10 North Ocean Boulevard
          Delray Beach, Florida 33444

     For TSI stockholders:

         December 30, 1998
          10:00 a.m., local time
          Foley, Hoag & Eliot LLP
          One Post Office Square
          16th Floor
          Boston, Massachusetts 02109

     This Joint Proxy Statement/Prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

        /s/ HARVEY J. WILSON                                      /s/ ROBERT F. RACO

        Harvey J. Wilson,                                         Robert F. Raco,
        President, Chief Executive Officer and                    President and Chief Executive Officer
        Chairman of the Board                                     Transition Systems, Inc.
        Eclipsys Corporation

     Neither the Securities and Exchange Commission nor any state securities regulator has approved the Eclipsys Voting Common Stock to be issued in the merger or determined if this Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Joint Proxy Statement/Prospectus dated December 4, 1998, and first mailed to stockholders on or about December 7, 1998.

                            [ECLIPSYS LETTERHEAD]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER 30, 1998

To the Stockholders of Eclipsys Corporation:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Eclipsys Special Stockholders' Meeting") of Eclipsys Corporation, a Delaware corporation ("Eclipsys"), will be held on December 30, 1998 at the Delray Beach Marriott, 10 North Ocean Boulevard, Delray Beach, Florida 33444, commencing at 10:00 a.m., local time for the following purposes:

          1. To consider and vote upon a proposal to approve the issuance of shares of Common Stock, $.01 par value per share, of Eclipsys ("Eclipsys Voting Common Stock"), as contemplated by the Agreement and Plan of Merger dated as of October 29, 1998 (the "Merger Agreement") among Eclipsys Corporation, Exercise Acquisition Corp., a Massachusetts corporation that is a wholly owned subsidiary of Eclipsys ("Sub"), and Transition Systems, Inc., a Massachusetts corporation ("TSI"). The Merger Agreement provides that, among other things, (a) Sub will be merged with and into TSI, with TSI being the surviving corporation and becoming a wholly owned subsidiary of Eclipsys, and (b) each outstanding share of Voting and Non-Voting Common Stock, $.01 par value per share, of TSI will be converted into the right to receive 0.525 shares of Eclipsys Voting Common Stock.

          2. To transact such other business as may properly be brought before the Eclipsys Special Stockholders' Meeting, or any adjournments or postponements thereof.

     A copy of the Merger Agreement is attached as Annex A to the accompanying Joint Proxy Statement/Prospectus.

     Holders of record of Eclipsys Voting Common Stock at the close of business on November 30, 1998 (the "Record Date") are entitled to notice of and to vote at the Eclipsys Special Stockholders' Meeting and any adjournment or postponement of the Eclipsys Special Stockholders' Meeting.

     All stockholders of Eclipsys are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                                          By Order of the Board of Directors

                                          /s/ T. JACK RISENHOOVER, II

                                          T. Jack Risenhoover, II
                                          Secretary

December 4, 1998
Delray Beach, Florida

[TSI LETTERHEAD]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER 30, 1998

To the Stockholders of Transition Systems, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "TSI Special Stockholders' Meeting") of Transition Systems, Inc., a Massachusetts corporation ("TSI"), will be held on December 30, 1998 at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, 16th Floor, Boston, Massachusetts 02109, commencing at 10:00 a.m., local time, for the following purposes:

        1. To consider and vote upon the Agreement and Plan of Merger dated as of October 29, 1998 (the "Merger Agreement") among Eclipsys Corporation, a Delaware corporation ("Eclipsys"), Exercise Acquisition Corp., a Massachusetts corporation ("Sub") and TSI, and the merger (the "Merger") contemplated thereby. The Merger Agreement provides that, among other things, (a) Sub, a wholly owned subsidiary of Eclipsys, will be merged with and into TSI with TSI as the surviving corporation and with TSI becoming a wholly owned subsidiary of Eclipsys, and (b) each outstanding share of Voting and Non-Voting Common Stock of TSI will be converted into the right to receive 0.525 shares of Eclipsys Voting Common Stock.

        2. To transact such other business as may properly be brought before the TSI Special Stockholders' Meeting or any adjournments or postponements thereof.

     A copy of the Merger Agreement is attached as Annex A to the accompanying Joint Proxy Statement/Prospectus.

     If the Merger Agreement and the Merger are approved by the TSI stockholders at the TSI Special Stockholders' Meeting and the Merger is effected, any stockholder (1) who files with TSI, before the taking of the vote at the TSI Special Stockholders' Meeting, written objection to the Merger stating that he or she intends to demand payment for his or her shares if the Merger is effected and (2) whose shares are not voted in favor of the Merger has or may have the right to demand in writing from TSI, within twenty days after the date of mailing to him or her of notice in writing that the Merger has become effective, payment for his or her shares and an appraisal of the value thereof. TSI and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts.

     Holders of record of TSI Voting and Non-Voting Common Stock at the close of business on November 30, 1998 (the "Record Date") are entitled to notice of the TSI Special Stockholders' Meeting. The holders of record of TSI Voting Common Stock on the Record Date are entitled to vote at the TSI Special Stockholders' Meeting and any adjournment or postponement thereof.

     All shareholders of TSI are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                                          By Order of the Board of Directors

                                          /s/ DONALD R. WARE

                                          Donald R. Ware
                                          Clerk

December 4, 1998
Boston, Massachusetts

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Questions and Answers about the
  Proposed Eclipsys/TSI Merger........   ii
Summary...............................    1
  The Companies.......................    1
  Reasons for the Merger..............    1
  Effects of the Merger; Issuance of
     New Shares; Treatment of TSI
     Options and Warrants.............    2
  The Stockholders' Meetings..........    3
  Who is Entitled to Vote; What Vote
     is Required......................    3
  Voting Agreements...................    3
  Share Ownership of Management.......    4
  New TSI Designated Directors........    4
  Recommendations of the Boards of
     Directors........................    4
  Opinions of Financial Advisors......    4
  Interests of Certain Persons in the
     Merger...........................    5
  Anticipated Closing of the Merger...    5
  Conditions to the Merger............    5
  Termination of the Merger
     Agreement........................    5
  Appraisal Rights....................    6
  Regulatory Approvals................    6
  Accounting Treatment................    6
  Federal Income Tax Considerations...    6
  Surrender of Stock Certificates.....    6
  Certain Effects of the Merger on the
     Rights of TSI Stockholders.......    6
  Forward-Looking Statements May Prove
     Inaccurate.......................    7
  Explanation of Certain Terms........    7
Risk Factors..........................    8
Market Price Information..............   16
Selected Consolidated Financial Data
  for Eclipsys........................   17
Selected Consolidated Financial Data
  for TSI.............................   19
Selected Unaudited Pro Forma Combined
  Financial Data Reflecting the
  Merger..............................   20
Comparative Per Share Data............   21

                                        PAGE
                                        ----
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of Eclipsys...........   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of TSI................   32
Eclipsys Special Stockholders'
  Meeting.............................   39
TSI Special Stockholders' Meeting.....   41
The Merger............................   43
Unaudited Pro Forma Condensed Combined
  Consolidated Financial Statements...   60
The Merger Agreement..................   71
Business of Eclipsys..................   80
Eclipsys Management...................   91
Principal Stockholders of Eclipsys....   96
Certain Transactions Relating to
  Eclipsys............................   99
Business of TSI.......................  101
Principal Stockholders of TSI.........  108
Description of Eclipsys Capital
  Stock...............................  110
Comparison of Stockholders' Rights....  112
Legal Matters.........................  118
Experts...............................  118
Future Stockholder Proposals..........  118
Where You Can Find More Information...  119
Forward-Looking Statements............  119
Where to Find Certain Defined Terms...  120
Index to Financial Statements.........  F-1

ANNEXES
Annex A --  Agreement and Plan of
            Merger among Eclipsys
            Corporation, Exercise
            Acquisition Corp. and
            Transition Systems, Inc.
            dated October 29, 1998....  A-1
Annex B --  Opinion of Morgan Stanley
            & Co. Incorporated........  B-1
Annex C --  Opinion of BT Alex. Brown
            Incorporated..............  C-1

          QUESTIONS AND ANSWERS ABOUT THE PROPOSED ECLIPSYS/TSI MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: We believe that the Merger, by combining the complementary product offerings, customer bases and other resources of our companies, will position the combined company to enjoy greater growth and earnings than either company would have experienced individually. To review the reasons for the merger in greater detail, see pages 45 through 47.

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this Joint Proxy Statement/Prospectus, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed postage-prepaid return envelope marked "Proxy" as soon as possible, so that your shares may be represented and voted at the appropriate special meeting, as indicated below:
          Eclipsys Special Stockholders' Meeting
          December 30, 1998
          10:00 a.m., local time
          Delray Beach Marriott
          10 North Ocean Boulevard

          Delray Beach, Florida 33444
  TSI Special Stockholders' Meeting
  December 30, 1998
  10:00 a.m., local time
  Foley, Hoag & Eliot LLP
  One Post Office Square
  16th Floor
  Boston, Massachusetts 02109

   Holders of a majority of the shares of Eclipsys Voting Common Stock present or represented and voting at the Eclipsys special stockholders' meeting must approve the issuance of shares of Eclipsys Voting Common Stock in connection with the merger, and therefore it is important that Eclipsys stockholders return their signed proxy cards. The Eclipsys board of directors recommends voting "FOR" the issuance of the Eclipsys Voting Common Stock in the merger.

   Holders of two-thirds of the outstanding TSI Voting Common Stock must approve the merger and the merger agreement, and therefore it is important that TSI stockholders return their signed proxy cards. The TSI board of directors recommends voting "FOR" the merger and the merger agreement.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not return your proxy, your shares will not be voted on the proposed merger, which, in the case of TSI stockholders, will have the same effect as voting against the proposed merger.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice to the party to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may attend the Eclipsys Special Stockholders' Meeting or the TSI Special Stockholders' Meeting, as applicable, and vote in person. Simply attending the special meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Eclipsys will send TSI stockholders written instructions for exchanging their stock certificates. Eclipsys stockholders will keep their existing stock certificates.

Q: WHAT WILL HOLDERS OF TSI VOTING AND NON-VOTING COMMON STOCK RECEIVE IN THE
   MERGER?

A: At the completion of the merger, each share of TSI Voting and Non-Voting
   Common Stock will be converted into 0.525 shares of Eclipsys Voting Common Stock. Eclipsys will not issue fractional shares of Eclipsys Voting Common Stock. Instead Eclipsys will pay cash with respect to any fractional shares. For example, a holder of 100 shares of TSI Voting or Non-Voting Common Stock would receive 52 shares of Eclipsys Voting Common Stock, plus a cash payment equal to the value of 0.5 of a share of Eclipsys Voting Common Stock.

Q: WHAT IS THE "EXCHANGE RATIO"?

A: The exchange ratio is the fraction of a share of Eclipsys Voting Common Stock into which each share of TSI Voting and Non-Voting Common Stock will be converted upon completion of the merger. The exchange ratio is fixed at 0.525.

   Please note that because the exchange ratio is fixed and the market price of the shares of Eclipsys Voting Common Stock will receive may fluctuate, TSI stockholders cannot be sure of the market value of the shares of Eclipsys Voting Common Stock they will receive.

Q: WHAT WILL HAPPEN TO THE TSI OPTIONS AND WARRANTS IN THE MERGER?

A: TSI options and warrants outstanding and unexercised at the time of the merger will be converted into rights to acquire Eclipsys Voting Common Stock under the same terms, provided that the number of shares will decrease and the exercise price per share will increase to reflect the exchange ratio. For example, an option to purchase 100 shares of TSI Voting Common Stock at an exercise price of $5.00 per share will become an option to purchase 52 shares of Eclipsys Voting Common Stock at an exercise price of $9.52 per share.

Q: WHAT WILL THE STOCKHOLDERS OF ECLIPSYS VOTING AND NON-VOTING COMMON STOCK
   RECEIVE IN THE MERGER?

A: Holders of Eclipsys Voting and Non-Voting Common Stock will retain the shares that they currently own and such shares will remain unchanged. However, as a result of the merger, they will own shares of a larger, more diversified company, as more fully described in this Joint Proxy Statement/ Prospectus.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. In addition to the approvals of the holders of Eclipsys Voting Common Stock and TSI Voting Common Stock, we must also obtain certain regulatory approvals. We currently expect to close the merger by December 31, 1998.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: We expect that for United States federal income tax purposes, your exchange of shares of TSI Voting or Non-Voting Common Stock for shares of Eclipsys Voting Common Stock generally will not cause you to recognize any gain or loss. You will, however, recognize income or gain in connection with any cash received instead of fractional shares of Eclipsys Voting Common Stock. Your holding period for the Eclipsys Voting Common Stock received in the merger, which determines how any gain or loss should be treated for federal income tax purposes upon future sales of Eclipsys Voting Common Stock, generally will include the holding period for the TSI Voting or Non-Voting Common Stock exchanged in the merger. For a more complete discussion of federal income tax considerations, see pages 57 to 58.

Q: WILL THE COMPOSITION OF THE ECLIPSYS BOARD OF DIRECTORS CHANGE AS A RESULT OF
   THE MERGER?

A: Yes. At the time the merger is completed, the Eclipsys board of directors will appoint Robert F. Raco and Patrick T. Hackett to the Eclipsys board of directors. Mr. Raco and Mr. Hackett are currently directors of TSI. Eclipsys will have a total of nine directors after the merger is completed.

Q: WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL STOCKHOLDERS' MEETINGS?

A: We do not expect to ask the Eclipsys Voting Common Stockholders to vote on any matter other than the issuance of the Eclipsys Voting Common Stock in connection with the merger; and we do not expect to ask the TSI Voting Common Stockholders to vote on any matter other than approval of the merger and the merger agreement.

Q: WILL THE RIGHTS OF TSI STOCKHOLDERS CHANGE AS A RESULT OF THE MERGER?

A: Yes. Currently the rights of TSI stockholders are governed by Massachusetts law and TSI's charter and bylaws, whereas the rights of Eclipsys stockholders are governed by Delaware law and Eclipsys' charter and bylaws. After the merger, TSI stockholders will become stockholders of Eclipsys, and therefore their rights will be governed by Delaware law and Eclipsys' charter and bylaws. For a summary of certain differences between the rights of TSI stockholders and the rights of Eclipsys stockholders, see pages 112 through 117.

Q: WHOM SHOULD STOCKHOLDERS CALL WITH QUESTIONS AND TO OBTAIN ADDITIONAL COPIES
   OF THE JOINT PROXY STATEMENT/PROSPECTUS?

A: Eclipsys stockholders should call Karen Young at (561) 266-2324. TSI stockholders should call TSI Investor Relations at (617) 305-5283.

                                    SUMMARY

     This summary highlights selected information from this document and does not contain all of the information that may be important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page
119. We have included page references parenthetically to direct you to a more complete discussion of the topics presented in this summary.

THE COMPANIES

     Eclipsys Corporation (page 80)
     777 East Atlantic Avenue
     Suite 200
     Delray Beach, Florida 33483
     (561) 243-1440

     Eclipsys Corporation ("Eclipsys") is a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. Eclipsys markets its products primarily to large hospitals, academic medical centers and integrated healthcare delivery networks. Eclipsys offers an integrated suite of healthcare products in four critical areas -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. These products can be purchased in combination to provide an enterprise-wide solution or individually to address specific needs. Eclipsys also provides outsourcing, remote processing and networking services to assist customers in meeting their healthcare information technology requirements. Eclipsys was formed in December 1995 and has grown to date primarily through three acquisitions, all completed since January 1997.

     Transition Systems, Inc. (page 101)
     One Boston Place
     Boston, Massachusetts 02108
     (617) 723-4222

     Transition Systems, Inc. ("TSI") provides management information technology to hospitals, integrated delivery networks, physician groups and other healthcare organizations. TSI's software products span a healthcare organization's information technology needs, providing data integration services, master person identifier solutions, disease management products and a clinical data repository as well as enterprise-wide financial, operational and clinical decision support in a real-time environment. TSI's products help its customers increase efficiency, improve the quality of care and lower the cost of care delivery.

     On December 3, 1998, TSI completed the acquisition of the capital stock of HealthVISION, Inc. ("HealthVISION") not already owned by TSI. HealthVISION, located in Santa Rosa, California, is a provider of electronic medical record software. HealthVISION products include CareVISION, a patient-centered clinical data repository and lifetime patient record system that is an integral component of TSI's new generation of decision support solutions. (page 107)

REASONS FOR THE MERGER (page 45)

     We believe that the merger, by combining the complementary product offerings, customer bases and other resources of our companies, will position the combined company to enjoy greater growth and earnings than either Eclipsys or TSI would have experienced individually. We believe the merger will:

     - enable the combined company to offer a broader range of products, product features and technical solutions for customers;

     - combine the highly complementary customer bases of the two companies;

     - enable the combined company to achieve efficiencies and economies of scale that could not be achieved by either company independently; and

     - provide the combined company with substantially greater financial and other resources.

     We believe these factors will benefit the stockholders of both companies.

EFFECTS OF THE MERGER; ISSUANCE OF NEW SHARES; TREATMENT OF TSI OPTIONS AND WARRANTS (pages 71 and 74-75)

     If the proposed merger is completed, TSI will become a wholly owned subsidiary of Eclipsys. The stockholders of TSI will receive 0.525 shares of Eclipsys Voting Common Stock for each share of TSI Voting or Non-Voting Common Stock they own. Eclipsys will not issue any fractional shares. Instead, it will pay to TSI stockholders an amount equal to the cash value of any fractional share of Eclipsys Voting Common Stock in place of receiving such fractional shares. The merger agreement describes the method that will be used to determine the value of fractional shares. Each outstanding share of Eclipsys stock will remain unchanged and outstanding after the merger.

     After the merger, each outstanding option to acquire shares of TSI Voting Common Stock, whether such option is vested or unvested, will become an option to acquire shares of Eclipsys Voting Common Stock, and each outstanding warrant to acquire shares of TSI Non-Voting Common Stock will become a warrant to acquire shares of Eclipsys Voting Common Stock. In each case, the number of shares purchasable will be decreased, and the per-share exercise price will be increased, to reflect the exchange ratio of 0.525 shares of Eclipsys Voting Common Stock for every share of TSI Voting and Non-Voting Common Stock. All other terms of the original options and warrants will remain the same as prior to the completion of the merger.

     If the merger is completed, the stockholders of TSI prior to the merger will own approximately 33.7% of the total outstanding shares of Eclipsys Voting Common Stock on a fully diluted basis (assuming exercise of all warrants and exercisable stock options of both TSI and Eclipsys).

     The following table illustrates the maximum number of shares of Eclipsys Voting Common Stock that could be issued in connection with the merger to TSI stockholders, option holders and warrant holders. It also illustrates the relative ownership of Eclipsys Voting Common Stock by TSI and Eclipsys stockholders, option holders and warrant holders after the merger. These calculations are based on the shares, options and warrants outstanding on the record date and assume that all options and warrants outstanding on that date issued by TSI and Eclipsys are exercised prior to the merger, except for options that will not be exercisable until after December 31, 1998. These calculations also treat all shares of Eclipsys Non-Voting Common Stock as if they had been converted into Eclipsys Voting Common Stock.

                                                                 NUMBER OF      PERCENTAGE
                                                              ECLIPSYS SHARES    OF TOTAL
                                                              ---------------   ----------
NEW TSI SHARES
  TSI stockholders..........................................     9,662,112          29.4%
  TSI option holders........................................     1,242,284           3.8
  TSI warrant holders.......................................       156,412           0.5
EXISTING ECLIPSYS SHARES
  Eclipsys stockholders.....................................    20,358,073          62.1
  Eclipsys option holders...................................       413,400           1.3
  Eclipsys warrant holders..................................       962,833           2.9
                                                                ----------        ------
          Total.............................................    32,795,114         100.0%

     The Eclipsys options used in these calculations have a weighted average exercise price of $4.91 per share and the Eclipsys warrants have an exercise price of $0.01 per share. The TSI options have a weighted average exercise price of $3.93 per share and the TSI warrants have an exercise price of $0.02 per share. These calculations do not reflect outstanding options of Eclipsys and TSI that become exercisable after December 31, 1998 (in the case of Eclipsys, options to purchase an aggregate of 2,025,058 shares of Eclipsys Voting Common Stock and, in the case of TSI, options to purchase an aggregate of 1,054,283 shares of TSI Voting Common Stock, or the equivalent of 553,498 shares of Eclipsys Voting Common Stock).

     In addition, Eclipsys has agreed, if the merger is completed on or before March 31, 1999, to permit current TSI employees to apply an aggregate of approximately $90,000 of salary deferred under TSI's existing employee stock purchase plan to the purchase of Eclipsys Voting Common Stock on March 31, 1999. This purchase will be at a price per share equal to the lower of $12.75 per share or 85% of the market price of Eclipsys Voting Common Stock at that time.

THE STOCKHOLDERS' MEETINGS (pages 39 and 41)

     The Eclipsys special stockholders' meeting will be held on December 30, 1998 at the Delray Beach Marriott, 10 North Ocean Boulevard, Delray Beach, Florida 33444, commencing at 10:00 a.m., local time for the following purpose:

        - to approve the issuance of shares of Eclipsys Voting Common Stock in connection with the merger.

     The TSI special stockholders' meeting will be held on December 30, 1998 at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, 16th Floor, Boston Massachusetts 02109, commencing at 10:00 a.m., local time for the following purpose:

        - to approve the merger and the merger agreement.

WHO IS ENTITLED TO VOTE; WHAT VOTE IS REQUIRED

  Eclipsys (page 39)

     You are entitled to vote any shares of Eclipsys Voting Common Stock held by you at the close of business on November 30, 1998, the record date, at the Eclipsys special stockholders' meeting. On the record date, there were 19,461,642 outstanding shares of Eclipsys Voting Common Stock, each of which will be entitled to one vote. Stockholders holding at least a majority of the shares present or represented by proxy and voting at the Eclipsys special stockholders' meeting must vote in favor of the proposal submitted for approval in order for Eclipsys to proceed with the merger.

  TSI (page 41)

     You are entitled to vote any shares of TSI Voting Common Stock held by you at the close of business on November 30, 1998, the record date, at the TSI special stockholders' meeting. On the record date, there were 18,047,762 outstanding shares of TSI Voting Common Stock, each of which will be entitled to one vote. Stockholders holding at least two-thirds of the outstanding shares of TSI must vote to approve the merger and the merger agreement in order for TSI to proceed with the merger. Holders of TSI Non-Voting Common Stock are entitled to notice of the TSI special stockholders' meeting but are not entitled to vote at the meeting.

VOTING AGREEMENTS (pages 39 and 41)

     Certain stockholders of Eclipsys have agreed to vote the Eclipsys shares over which they exercise voting control in favor of the issuance of shares of Eclipsys Voting Common Stock in connection with the merger in accordance with the terms of the merger agreement. Together, these stockholders control approximately 53.8% of the shares of Eclipsys Voting Common Stock outstanding on the record date.

     Certain stockholders of TSI have agreed to vote the TSI shares over which they exercise voting control in favor of the approval of the merger and the merger agreement. Together, these stockholders control approximately 34.4% of the shares of TSI Voting Common Stock outstanding on the record date.

SHARE OWNERSHIP OF MANAGEMENT (page 56)

     On the record date, directors and executive officers of Eclipsys and their affiliates had voting control over 11,553,707 outstanding shares of Eclipsys Voting Common Stock (including the shares covered by the voting agreements described above), or approximately 59.4% of the Eclipsys Voting Common Stock outstanding on the record date.

     On the record date, directors and executive officers of TSI and their affiliates had voting control over 6,296,672 outstanding shares of TSI Voting Common Stock (including the shares covered by the voting agreements described above), or approximately 34.9% of the TSI Voting Common Stock outstanding on the record date.

     The directors and executive officers of each company have indicated that they intend to vote the Eclipsys Voting Common Stock or TSI Voting Common Stock owned by them in favor of the proposals submitted for approval at the special stockholders' meetings.

NEW TSI DESIGNATED DIRECTORS (page 92)

     If the merger is completed, Robert F. Raco and Patrick T. Hackett, each a current director of TSI, will become directors of Eclipsys. Mr. Raco will have a term ending with the annual stockholders' meeting of Eclipsys to be held in 1999 and Mr. Hackett will have a term ending with the annual stockholders' meeting of Eclipsys to be held in 2000. There will be a total of nine directors of Eclipsys after the merger.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS (page 45)

  Eclipsys

     The Board of Directors of Eclipsys believes that the merger is fair and is in the best interests of the stockholders of Eclipsys. Therefore, the Board of Directors of Eclipsys recommends that the Eclipsys stockholders vote in favor of the issuance of shares of Eclipsys Voting Common Stock in connection with the merger.

  TSI

     The Board of Directors of TSI believes that the merger is fair and is in the best interests of the stockholders of TSI. Therefore, TSI's Board of Directors recommends that the TSI stockholders vote to approve the merger and the merger agreement.

OPINIONS OF FINANCIAL ADVISORS (page 48)

     In deciding to approve the merger, the Eclipsys Board of Directors considered the opinion of Morgan Stanley & Co. Incorporated that the exchange ratio was, as of the date of the opinion, fair to Eclipsys from a financial point of view.

     The TSI Board of Directors received and considered the opinion of its financial advisor, BT Alex. Brown Incorporated, that the exchange ratio was, as of the date of the opinion, fair, from a financial point of view, to the holders of TSI Voting and Non-Voting Common Stock.

     Morgan Stanley & Co. Incorporated and BT Alex. Brown Incorporated gave these opinions subject to certain important qualifications and assumptions. These opinions are attached as Annex B and Annex C to this document. Holders of Eclipsys Voting Common Stock and TSI Voting and Non-Voting Common Stock should read these opinions carefully.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (page 56)

     Several directors, executive officers and a significant stockholder of TSI have interests in the merger that may differ from the interests of other TSI stockholders:

     - two directors of TSI, Robert F. Raco and Patrick T. Hackett, will become members of the Eclipsys Board of Directors after the merger;

     - Eclipsys has agreed to continue certain indemnification and insurance arrangements for existing and former directors and officers of TSI after the merger; and

     - Eclipsys will grant certain registration rights to a significant stockholder of TSI.

ANTICIPATED CLOSING OF THE MERGER

     We currently anticipate that the merger will be closed by December 31, 1998.

CONDITIONS TO THE MERGER (page 75)

     Eclipsys and TSI will complete the merger only if certain conditions are either satisfied or (in some cases) waived. These conditions include, among other things:

     - the merger and the merger agreement have been approved by the TSI stockholders;

     - the issuance of shares of Eclipsys Voting Common Stock in connection with the merger has been approved by the Eclipsys stockholders;

     - the total number of shares of TSI Voting and Non-Voting Common Stock as to which appraisal rights have been perfected (see "Appraisal Rights" below) is not more than 5% of all outstanding shares of TSI Voting and Non-Voting Common Stock;

     - no governmental agency or court has prohibited consummation of the merger;

     - counsel to Eclipsys has delivered an opinion to Eclipsys in respect of certain federal income tax consequences of the merger and counsel to TSI has delivered a similar opinion to TSI;

     - the independent accountants for both Eclipsys and TSI have delivered a letter to each company stating that they are not aware of any condition that would preclude the merger from qualifying for pooling-of-interests accounting treatment; and

     - there is no material adverse change in the financial condition, results of operations, cash flows, business or properties with respect to the other company (the companies have agreed that the failure of either company to achieve any level of revenue and earnings at any time shall not of itself be such a material adverse change).

TERMINATION OF THE MERGER AGREEMENT (page 77)

     Eclipsys and TSI can jointly agree to terminate the merger agreement at any time without completing the merger. In addition, either company can terminate the merger agreement if:

     - the merger is not completed by April 30, 1999;

     - a governmental authority or legal action permanently prohibits the merger;

     - the stockholders of the other company do not vote the required number of shares in favor of the proposals submitted for their approval;

     - the other company breaches any of its representations or warranties or its obligations under the merger agreement, resulting in the inability to satisfy a condition to the completion of the merger, if such breach is not cured within 20 business days; or

     - the other company's board of directors withdraws or adversely modifies its recommendation to its stockholders or recommends or announces its intention to engage in a designated alternative transaction or fails to hold its special stockholders' meeting.

     In addition, TSI may terminate the merger agreement if its Board of Directors recommends, accepts or approves a proposal for an alternative transaction that is more favorable to the TSI stockholders.

     Under certain circumstances, in the event that the merger agreement is terminated, TSI or Eclipsys may be required to reimburse the other company for actual expenses up to $2.0 million or to pay to the other company a termination fee of $9.1 million.

APPRAISAL RIGHTS (page 59)

     TSI stockholders who vote against the merger and the merger agreement and who make a specified written filing with TSI prior to the TSI special stockholders' meeting are entitled under Massachusetts law to seek an appraisal of the fair value of their shares. No shares held by these stockholders will be converted into shares of Eclipsys Voting Common Stock as part of the merger. If a TSI stockholder has not properly notified TSI prior to the stockholder vote at the TSI special stockholders' meeting or has withdrawn the demand for appraisal, that stockholder's shares will be converted into shares of Eclipsys Voting Common Stock in accordance with the terms of the merger agreement.

     Under Delaware law, Eclipsys stockholders are not entitled to an appraisal of the value of their shares in connection with the merger.

REGULATORY APPROVALS (page 58)

     Eclipsys and TSI have each filed the notification and report forms required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Antitrust Division of the Department of Justice and the Federal Trade Commission. We were granted early termination of the waiting period under that Act on November 24, 1998.

ACCOUNTING TREATMENT (page 57)

     We expect that the merger will be accounted for as a pooling of interests, which provides that the companies be treated as if they had always been combined for accounting and financial reporting purposes. Both Eclipsys and TSI will obtain from their independent accountants a letter stating that, as of the date of the letter, they are not aware of any condition that would preclude the merger from qualifying for pooling-of-interests accounting treatment.

FEDERAL INCOME TAX CONSIDERATIONS (page 57)

     Eclipsys and TSI will each receive from its outside counsel an opinion that the merger will constitute a "reorganization" within the meaning of the Internal Revenue Code. This means that, as a general matter, TSI stockholders will not be taxed as a result of the exchange of TSI Voting and Non-Voting Common Stock solely for Eclipsys Voting Common Stock in the merger. TSI stockholders will be taxed to the extent they receive cash for fractional shares.

     Eclipsys stockholders will not be taxed as a result of the merger.

SURRENDER OF STOCK CERTIFICATES (page 71)

     When the merger is completed, Eclipsys will mail a notice and a transmittal form to all holders of record of TSI Voting and Non-Voting Common Stock immediately prior to the merger. The notice will contain instructions for surrendering the certificates representing TSI Voting or Non-Voting Common Stock in exchange for certificates representing shares of Eclipsys Voting Common Stock and a cash payment in lieu of fractional shares, if any.

     YOU SHOULD NOT SURRENDER STOCK CERTIFICATES UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

CERTAIN EFFECTS OF THE MERGER ON THE RIGHTS OF TSI STOCKHOLDERS (page 112)

     When the merger is completed, TSI stockholders will become stockholders of Eclipsys. Eclipsys is a company governed by Delaware law and Eclipsys' existing charter and bylaws. As a result, the rights of TSI stockholders will change with respect to certain matters.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (page 119)

     We have each made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of Eclipsys and TSI. Also, when we use words such as "believes," "expects," "anticipates," or similar expressions, we are making forward-looking statements. You should note that many factors, some of which are discussed elsewhere in this document, including under the caption "Risk Factors" and, in the case of TSI, in the documents incorporated by reference, could affect the future financial results of Eclipsys and TSI and could cause those results to differ materially from those expressed in any forward-looking statements contained in or incorporated by reference in this document.

EXPLANATION OF CERTAIN TERMS

     We have used the following defined terms throughout this document:

     - We refer to Eclipsys Corporation as "Eclipsys."

     - We refer to Transition Systems, Inc. as "TSI."

     - We refer to Exercise Acquisition Corp., the wholly owned subsidiary of Eclipsys that will merge with TSI, as "Sub."

     - We refer to the proposed merger of Sub with and into TSI as the "Merger."

     - TSI will be the surviving corporation in the Merger with Sub and will be a wholly owned subsidiary of Eclipsys after the Merger. We sometimes refer to TSI, in that capacity after the Merger, as the "Surviving Corporation."

     - We refer to the agreement dated October 29, 1998 among Eclipsys, Sub and TSI relating to the Merger as the "Merger Agreement."

     - Eclipsys has two classes of common stock: Common Stock, $.01 par value per share, and Non-Voting Common Stock, $.01 par value per share. We refer to these respectively as "Eclipsys Voting Common Stock" and "Eclipsys Non-Voting Common Stock." Sometimes we refer to them together as "Eclipsys Voting and Non-Voting Common Stock."

     - TSI also has two classes of common stock: Common Stock, $.01 par value per share, and Non-Voting Common Stock, $.01 par value per share. We refer to these respectively as "TSI Voting Common Stock" and "TSI Non-Voting Common Stock." Sometimes we refer to them together as "TSI Voting and Non-Voting Common Stock."

     - We refer to the per-share exchange ratio by which each share of TSI Voting and Non-Voting Common Stock will be converted into 0.525 shares of Eclipsys Voting Common Stock in the Merger as the "Exchange Ratio."

     For an index of other defined terms used in this document, please see page 120.

                                  RISK FACTORS

     As a stockholder of Eclipsys or TSI, you should carefully consider the following risk factors in determining whether to vote in favor of the proposals submitted for approval at the respective special stockholders' meetings. You should consider these matters together with the other information included and incorporated by reference in this document.

DIFFICULTY OF INTEGRATING ECLIPSYS AND TSI OPERATIONS

     Integrating the operations of Eclipsys with those of TSI and HealthVISION after the Merger will be difficult and time consuming. Management of the combined company will need to successfully integrate, among other things, the product offerings, the product development, sales and marketing and customer service functions, and the management information systems of both companies. In addition, the combined company will need to retain the management, key employees, customers, distributors, vendors and other business partners of both companies. The integration of these organizations may temporarily distract management from the day-to-day business of the combined company following the Merger. The combined company may fail to manage this integration so as to achieve any of the anticipated synergies and other benefits that both companies hope to achieve from the Merger.

POTENTIALLY SIGNIFICANT INTEGRATION COSTS AND CHARGES

     Eclipsys expects to incur restructuring and integration costs in connection with the integration of the operations of Eclipsys and TSI. These costs may include costs for employee severance and other compensation charges, facilities closures, relocation, discontinuance of overlapping products and other merger-related costs. Eclipsys has not yet determined the amount of these costs. Eclipsys expects to charge such costs to operations in the quarter in which the Merger is completed.

POSSIBLE DILUTION IN PER-SHARE EARNINGS

     The combination of the two companies' businesses will not necessarily result in increased per-share earnings of Eclipsys after the Merger (taking into consideration the greater number of Eclipsys shares to be outstanding as a result of the Merger) or a financial condition superior to that which would have been achieved by Eclipsys or TSI on a stand-alone basis. Eclipsys does not anticipate that the Merger will dilute the earnings per share of its stockholders, although TSI does anticipate that the Merger will have such an effect for its stockholders. The Merger could fail to produce the benefits both companies anticipate, or could have other adverse effects that neither company currently foresees. In this event, the Merger could result in a reduction of per-share earnings of Eclipsys following the Merger as compared to the per-share earnings that would have been achieved if the Merger had not occurred.

FIXED EXCHANGE RATIO DESPITE POTENTIAL SHARE PRICE FLUCTUATIONS

     The Exchange Ratio was fixed at 0.525 at the time Eclipsys and TSI executed the Merger Agreement. The Exchange Ratio is not subject to adjustment. Any increase or decrease of the market price of the shares of Eclipsys Voting Common Stock will correspondingly increase or decrease the value of the merger consideration to be received by the holders of TSI Voting and Non-Voting Common Stock in the Merger. In addition, neither company will have the right to terminate the Merger Agreement or elect not to consummate the Merger as a result of changes in the market prices of either company's common stock. The relative market prices of shares of Eclipsys Voting Common Stock and shares of TSI Voting Common Stock at the time the Merger is completed may vary significantly from their prices on the date the Merger Agreement was executed, the date hereof or the date on which the special stockholders' meetings occur. These potential fluctuations could result from changes in the business, operations, and prospects of Eclipsys or TSI, from market assessments of the Merger, of the synergies expected to be achieved in the Merger and of the likelihood that the Merger will be completed, and from general market and economic conditions and other factors.

LIMITED OPERATING HISTORY OF ECLIPSYS; HISTORY OF OPERATING LOSSES

     Eclipsys began operations in 1996 and has grown primarily through a series of acquisitions completed since January 1997. Accordingly, you have only a limited combined operating history of Eclipsys and its acquired operations upon which to base an evaluation of Eclipsys and its prospects. In addition to managing the integration with TSI, Eclipsys will need to continue to integrate the operations of these other acquired businesses and to consolidate their product offerings.

     Eclipsys has incurred net losses in each year since its inception, including net losses of $131.1 million in 1997 and $16.8 million in the first nine months of 1998. These losses resulted primarily from certain write-offs related to acquisitions completed by Eclipsys during 1997 and charges in the first quarter of 1998 related to the buyout by Eclipsys of certain obligations under an agreement entered into in connection with one of the acquisitions. Eclipsys expects to continue to incur net losses for the foreseeable future. Eclipsys cannot predict when or if it will achieve profitability.

MANAGEMENT OF GROWTH

     The rapid growth in the size and complexity of Eclipsys' business as a result of its previous acquisitions has placed a significant strain on Eclipsys' management and other resources. The difficulties faced by the combined company in managing its growth will become more acute following the Merger. To compete effectively and to manage future growth, if any, the combined company will need to continue to implement and improve operational and financial systems on a timely basis and to expand, train, motivate and manage its work force. The combined company's personnel, systems, procedures and controls may not be adequate to support its operations.

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

     An important element of Eclipsys' business strategy has been expansion through acquisitions. Eclipsys expects the combined company will continue this strategy after the Merger. This acquisition strategy involves a number of risks, which include:

     - There is significant competition for acquisition opportunities in the healthcare information technology industry. Competition may intensify due to consolidation in the industry, which could increase the costs of future acquisitions. The combined company will compete for acquisition opportunities with other companies, some of which may have significantly greater financial and management resources than the combined company.

     - The anticipated benefits from any acquisition may not be achieved unless the operations of the acquired business are successfully combined with those of the combined company. The integration of acquired businesses requires substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could hurt the combined company.

     - Future acquisitions could result in the issuance of additional shares of capital stock or the incurrence of additional indebtedness, could entail the payment of consideration in excess of book value and could have a dilutive effect on the combined company's net income per share.

     - Many business acquisitions must be accounted for under the purchase method of accounting. Consequently, such acquisitions may generate significant goodwill or other intangible assets and result in substantial amortization charges to the combined company. Acquisitions could also involve significant charges reflecting write-offs of acquired in-process research and development. As a result of previous acquisitions, Eclipsys recorded amortization expenses for acquisition-related intangible assets of $25.3 million in 1997 and wrote off $99.2 million of in-process research and development. As a result of the acquisition of HealthVISION, TSI expects to write off approximately $2.5 million of in-process research and development.

POTENTIAL FLUCTUATIONS IN QUARTERLY PERFORMANCE

     Both Eclipsys and TSI have experienced significant variations in revenues and operating results from quarter to quarter. The quarterly operating results of the combined company following the Merger may continue to fluctuate due to a number of factors, including:

     - potential deferrals of sales resulting from customer concerns over the Year 2000 issue;

     - the timing and size of future acquisitions;

     - the timing, size and nature of the combined company's product sales and implementations;

     - the length of the sales cycle;

     - the success of implementation efforts;

     - market acceptance of new services, products or product enhancements by the combined company or its competitors;

     - product and price competition;

     - the relative proportions of revenues derived from systems and services and from hardware;

     - changes in operating expenses;

     - personnel changes;

     - the performance of the combined company's products; and

     - fluctuations in economic and financial market conditions.

     It is difficult to predict the timing of revenues from product sales because the sales cycle can vary depending upon several factors. These factors include the size of the transaction, the changing business plans of the customer, the effectiveness of the customer's management and general economic conditions. In addition, because revenue is recognized at various points during the term of a contract, the timing of revenue recognition varies considerably. Factors affecting the timing of revenue recognition include the type of contract, the availability of personnel, the implementation schedule and the complexity of the implementation process.

     Because a significant percentage of the combined company's expenses will be relatively fixed, a variation in the timing of sales and implementations could cause significant variations in operating results from quarter to quarter.

     Neither Eclipsys nor TSI believes that period-to-period comparisons of its historical results of operations are necessarily meaningful. You should not rely on these comparisons as indicators of future performance.

LONG SALES AND IMPLEMENTATION CYCLES

     Both Eclipsys and TSI have experienced long sales and implementation cycles. These cycles will likely be just as long for the combined company. How and when to implement, replace, expand or substantially modify an information system, or modify or add business processes or lines of business, are major decisions for customers. Furthermore, the purchase of solutions like those provided by Eclipsys and TSI typically require significant capital expenditures by the customer. The sales cycle for Eclipsys' systems has ranged from six to 18 months or more from initial contact to contract execution. The sales cycle for new TSI accounts typically ranges from six to 12 months or more. Historically, Eclipsys' implementation cycle has ranged from 12 to 36 months from contract execution to completion of implementation and TSI's implementation cycle has ranged from three to 12 months. Although Eclipsys believes that the migration of its products to its new SOLA architecture will significantly shorten the implementation cycle, Eclipsys cannot provide any assurance in this regard. During the sales cycle and the implementation cycle, the combined company will expend substantial time, effort and funds preparing contract proposals, negotiating the contract and implementing the solution.

RISKS ASSOCIATED WITH DEVELOPMENT BY ECLIPSYS OF INTEGRATED CLINICAL MANAGEMENT SUITE

     Eclipsys is currently in the process of integrating selected features and functionalities from a number of heritage clinical management products acquired in its previous acquisitions and licensed from Partners HealthCare Systems, Inc. ("Partners") to create the Sunrise Clinical Management suite. See "Business of Eclipsys." This product suite is currently undergoing field trials. Although most of the key functionalities of the Sunrise Clinical Management suite are currently available in heritage products, Eclipsys does not expect the integrated Sunrise Clinical Management suite to be generally available until 1999. Eclipsys may not be successful in completing the integration of these functionalities on a timely basis. In addition, the field trials may not be successful and the Sunrise Clinical Management suite, if and when generally available, may not meet the needs of the marketplace or achieve market acceptance.

COMPETITION

     The combined company will operate in a market that is intensely competitive. The principal competitors of the combined company will include Cerner Corp., HBO & Company, IDX Systems Corp. and Shared Medical Systems Corporation ("SMS"). The combined company will also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. A number of existing and potential competitors are more established and have greater name recognition and financial, technical and marketing resources than will the combined company. Eclipsys and TSI also expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries.

DEPENDENCE ON RELATIONSHIP WITH PARTNERS AND OTHER THIRD PARTIES

     Eclipsys has an exclusive license granted by Partners to develop, commercialize, distribute and support certain intellectual property relating to a clinical information systems software developed at Brigham & Women's Hospital ("Brigham"). If the combined company breaches certain terms of the license, Partners has the option to convert the license to a non-exclusive license. Such conversion by Partners could cause the intellectual property and the ability to develop and commercialize such intellectual property to become more widely available to competitors of the combined company. Eclipsys also works closely with physicians and research and development personnel at Brigham and its affiliate, Massachusetts General Hospital ("MGH"), to develop and commercialize new information technology solutions for the healthcare industry and to test and demonstrate new and existing products. If the combined company breaches the Partners license, the cooperative working relationship with Brigham and MGH, including future access to products developed by personnel at Brigham granted under the Partners license, could become strained or cease altogether. The loss of good relations with Brigham or MGH could hurt the ability of the combined company to develop new solutions and could cause delays in bringing new products to the market. In addition, the reputation and status of the combined company in the industry could be hurt.

     TSI depends upon licenses for certain technology used in its products from a number of third-party vendors, including Computer Corporation of America, Oracle Corporation and Sterling Software (United States of America), Inc. TSI also has licenses from HCIA Inc. and Premier, Inc. for certain database management systems and other software components and clinical benchmarking data. Most of these licenses expire within one to four years, can be renewed only by mutual consent and may be terminated if TSI or the combined company breaches the terms of the license and fails to cure the breach within a specified period of time. TSI or the combined company may not be able to continue using the technology licensed under these licenses on commercially reasonable terms or at all. As a result, TSI or the combined company may have to discontinue, delay or reduce product shipments until equivalent technology is obtained, which could hurt TSI or the combined company. Most of TSI's third-party licenses, including its license from New England Medical Center, Inc. for the original version of the Transition I software, are non-exclusive. The competitors of TSI or the combined company may obtain the right to use any of the technology covered by the licenses and use the technology to directly compete with TSI. In addition, if TSI's vendors choose to discontinue to support the licensed technology, TSI may not be able to modify or adapt its own products going forward.

UNCERTAINTY IN THE HEALTHCARE INDUSTRY

     The combined company will operate in an industry subject to changing political, economic and regulatory influences. The potential impact of these industry changes include:

     - During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation and reform proposals. These reforms may increase governmental involvement in healthcare, continue to reduce reimbursement rates and otherwise change the operating environment for customers of the combined company. Customers may react to these proposals and the uncertainty surrounding the proposals by curtailing or deferring investments, including those for the products and services of the combined company.

     - Many healthcare providers are consolidating to create larger healthcare delivery enterprises with greater market power. This consolidation could erode the customer base of the combined company and could reduce the size of its target market. In addition, the resulting enterprises could have greater bargaining power, which may lead to price erosion.

POTENTIAL FDA REGULATION

     The U.S. Food and Drug Administration (the "FDA") is likely to become increasingly active in regulating computer software intended for use in the healthcare setting. The FDA has recently issued a draft guidance document addressing the regulation of certain computer products and computer-assisted products as medical devices under the Federal Food, Drug, and Cosmetic Act (the "FDC Act") and has recently indicated it may modify such draft policy or create a new policy. If the FDA chooses to regulate any of the products of the combined company as medical devices, it can impose extensive requirements upon the combined company, including:

     - the combined company would be required to seek either FDA clearance of a premarket notification submission demonstrating that the product is substantially equivalent to a device already legally marketed or obtain FDA approval of a premarket approval application establishing the safety and effectiveness of the product;

     - the combined company would be required to comply with rigorous regulations governing the preclinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and

     - the combined company would be required to comply with the FDC Act's general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of certain device malfunctions and adverse device events.

     If the combined company failed to comply with applicable requirements, the FDA could respond by imposing fines, injunctions or civil penalties, requiring recalls or product corrections, suspending production, refusing to grant premarket clearance or approval of products, withdrawing clearances and approvals, and initiating criminal prosecution. Any final FDA policy governing computer products, once issued, may increase the cost and time to market of new or existing products.

NEW REGULATIONS RELATING TO PATIENT CONFIDENTIALITY

     State and federal laws regulate the confidentiality of patient records and the circumstances under which such records may be released. These regulations govern both the disclosure and use of confidential patient medical record information. Regulations governing electronic health data transmissions are evolving rapidly and are often unclear and difficult to apply.

     On August 22, 1996, President Clinton signed the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). This legislation requires the Secretary of Health and Human Services (the "Secretary") to adopt national standards for certain types of electronic health information transactions and the data elements used in such transactions and to adopt standards to ensure the integrity and confidentiality of health information. The Secretary has recently issued proposed standards regarding four of the five sets of standards that are ultimately expected. Eclipsys believes that the proposed standards issued to date would not materially affect the business of the combined company if adopted as proposed. Eclipsys cannot predict the potential impact of the standards that have not yet been proposed or any other standards that might be finally adopted instead of the proposed standards.

     The HIPAA legislation also required the Secretary to submit recommendations to Congress for legislation to protect privacy and confidentiality of personal health information. If Congress fails to enact such legislation by August 21, 1999, HIPAA requires the Secretary to promulgate such protections by regulation. Legislation governing the dissemination of medical record information is also frequently proposed and debated at the state level. Such legislation, if enacted, could require patient consent before even non-individually-identifiable (e.g., coded or anonymous) patient information may be shared with third parties and could also require that holders or users of such information implement specified security measures. These laws or regulations, when adopted, could restrict the ability of customers to obtain, use or disseminate patient information. This could adversely affect demand for the products of the combined company.

YEAR 2000 ISSUES

     Eclipsys believes that all of its internal management information systems are currently Year 2000 compliant and, accordingly, does not anticipate any significant expenditures to remediate or replace existing internal-use systems. Although all of the products currently offered by Eclipsys are Year 2000 compliant, some of the products previously sold by Alltel and Emtek and installed in Eclipsys' customer base are not Year 2000 compliant. Eclipsys has developed and tested solutions for these non-compliant installed products. Eclipsys currently estimates that the total cost of bringing these installed products into Year 2000 compliance, in those cases in which Eclipsys is required to do so at its own expense, will be approximately $900,000. Eclipsys expects that all of this expense will be incurred by mid-1999. In addition, because Eclipsys' products are often interfaced with a customer's existing third-party applications, Eclipsys' products may experience difficulties interfacing with third-party non-compliant applications. Based on currently available information, Eclipsys does not expect the cost of compliance related to interactions with non-compliant third-party systems to be material. However, any unexpected difficulties in implementing Year 2000 solutions for the installed Alltel or Emtek products or difficulties in interfacing with third-party products could hurt the combined company.

     TSI's software license agreements generally contain warranties concerning the Year 2000 compliance of the licensed product. TSI has tested the products it has developed internally and believes that, with the exception of its Transition for Quality product (for which TSI expects to release a fully Year 2000 compliant version in early 1999), the current release of each of its internally developed products is Year 2000 compliant. TSI includes in its products certain software licensed from third-party vendors. TSI has not yet completed its evaluation of the Year 2000 compliance of all such third-party software. For example, TSI has not yet verified that Uniface, licensed from Compuware Corporation, is Year 2000 compliant. In order to use TSI's products, customers must themselves license software, including certain operating system and database management system software, from third-party vendors such as Microsoft Corporation and Oracle Corporation. Not all such third-party software may be fully Year 2000 compliant. For example, Microsoft Corporation has not certified that its Windows NT operating system is Year 2000 compliant. TSI has also evaluated the Year 2000 compliance of its critical internal software systems, including its financial, payroll and human resources systems and its telephone switch, and believes, based in part on certification from the vendors of such systems, that such systems are Year 2000 compliant. TSI does not expect to incur material costs in completing its Year 2000 assessment and remediation program. However, the discovery of previously undetected Year 2000 defects in TSI's products (including those licensed from third-party vendors), in third-party software required for customers to use TSI's products or in its internal software systems could damage TSI's business and hurt the combined company.

     Apprehension in the marketplace over Year 2000 compliance issues may lead businesses, including customers of the combined company, to defer significant capital investments in information technology programs and software. They could elect to defer those investments either because they decide to focus their capital budgets on the expenditures necessary to bring their own existing systems into compliance or because they wish to purchase only software with a proven ability to process data after 1999. If these deferrals are significant, the combined company may not achieve expected revenue or earnings levels.

POTENTIAL FOR PRODUCT LIABILITY; SECURITY ISSUES

     Both TSI and Eclipsys provide products with applications that relate to patient medical histories and treatment plans. If these products fail to provide accurate and timely information, customers could assert liability claims against the combined company. Both companies attempt to contractually limit their liability for damages arising from negligence, errors or mistakes. Despite this precaution, the limitations of liability set forth in these contracts may not be enforceable or may not otherwise protect the combined company from liability for damages. The combined company will maintain general liability insurance coverage, including coverage for errors or omissions. However, such coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims. In addition, the insurer might disclaim coverage as to any future claim. One or more large claims could exceed available insurance coverage. Litigation with respect to liability claims, regardless of its outcome, could result in substantial cost to the combined company, could divert management's attention from operations and could decrease market acceptance of the combined company's products.

     Both companies have included security features in their products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, these products may be vulnerable to break-ins and similar disruptive problems. Break-ins and other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of customers. The combined company may need to expend significant capital and other resources to address evolving security issues.

CONTROL BY DIRECTORS AND OFFICERS

     Executive officers and directors of the combined company, and their affiliates, will beneficially own approximately 51.5% of the outstanding Eclipsys Voting Common Stock following completion of the Merger. These stockholders, if acting together, would have the ability to elect Eclipsys' directors and to determine the outcome of corporate actions requiring stockholder approval, regardless of how other stockholders of Eclipsys may vote. They might also be able to delay or prevent a change in control of the combined company.

ANTI-TAKEOVER PROVISIONS

     Eclipsys' charter and by-laws contain certain provisions, including a staggered Board of Directors, that could make it more difficult for a third party to acquire, and could therefore discourage a third party from attempting to acquire, control of Eclipsys. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Eclipsys Voting Common Stock. In addition, certain provisions of Delaware corporate law applicable to Eclipsys could have the effect of delaying, deferring or preventing a change in control of Eclipsys.

OTHER RISKS

     The combined company will face a variety of other risks typically encountered by technology and software companies. Among other things:

     - The combined company will need to continue to attract, motivate and retain highly qualified employees.

     - The combined company will operate in a market characterized by rapidly changing technology, industry standards and customer requirements. Existing products may quickly become obsolete or uncompetitive.

     - The means utilized by the combined company to protect its proprietary technology may not be adequate to prevent misappropriation by others.

     - Third parties could assert that the products of the combined company infringe their proprietary rights. This could result in significant defense costs and, ultimately, in injunctions preventing the combined company from distributing certain products.

     - The software products of the combined company could contain undetected errors. This could result in product delays, remediation costs and decreased market acceptance and customer satisfaction.

     - The trading price of the Eclipsys Voting Common Stock could be highly volatile after the merger, including volatility unrelated to the particular performance of the combined company.

                            MARKET PRICE INFORMATION

     The principal trading market for the Eclipsys Voting Common Stock and for the TSI Voting Common Stock is the Nasdaq National Market. Eclipsys Voting Common Stock has been quoted on the Nasdaq National Market under the symbol "ECLP" since August 7, 1998. TSI Voting Common Stock has been quoted on the Nasdaq National Market under the symbol "TSIX" since April 18, 1996.

     The following tables set forth the reported high and low sale prices of Eclipsys Voting Common Stock and TSI Voting Common Stock on the Nasdaq National Market for the periods indicated.

                                                               HIGH     LOW
                                                              ------   ------
ECLIPSYS
Year Ending December 31, 1998:
  Third Quarter (from August 7, 1998).......................  $23.38   $11.88
  Fourth Quarter (through December 2, 1998).................   26.25    18.38

TSI
Fiscal Year Ended September 30, 1997:
  First Quarter.............................................  $22.00   $ 8.25
  Second Quarter............................................   16.63    11.75
  Third Quarter.............................................   18.25     9.00
  Fourth Quarter............................................   21.75    16.88
Fiscal Year Ended September 30, 1998:
  First Quarter.............................................  $23.88   $17.75
  Second Quarter............................................   24.88    17.38
  Third Quarter.............................................   24.25     9.94
  Fourth Quarter............................................   13.25     6.38
Fiscal Year Ending September 30, 1999:
  First Quarter (through December 2, 1998)..................  $12.00   $ 5.50

     On October 28, 1998, the last full trading day prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the reported high and low sale prices on the Nasdaq National Market of Eclipsys Voting Common Stock were $26.25 and $24.88, respectively, and of TSI Voting Common Stock were $9.31 and $8.63, respectively. On such date, the last reported sale price on the Nasdaq National Market of Eclipsys Voting Common Stock was $25.88 per share and of TSI Voting Common Stock was $8.63 per share. Based on the Exchange Ratio of 0.525 shares of Eclipsys Voting Common Stock for each share of TSI Voting Common Stock, the equivalent per-share value of TSI Voting Common Stock on October 28, 1998 was $13.58 per share.

     On December 2, 1998, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the last reported sale price on the Nasdaq National Market of Eclipsys Voting Common Stock was $22.50 per share and of TSI Voting Common Stock was $11.38 per share, and the equivalent per-share value of TSI Voting Common Stock was $11.81 per share.

     Because the market price of Eclipsys Voting Common Stock is subject to fluctuation and the Exchange Ratio is fixed, the market value of the shares of Eclipsys Voting Common Stock that TSI stockholders will receive in the Merger may increase or decrease prior to the Merger.

     Eclipsys and TSI stockholders are urged to obtain a current market quotation for the Eclipsys Voting Common Stock and the TSI Voting Common Stock.

               SELECTED CONSOLIDATED FINANCIAL DATA FOR ECLIPSYS

     The selected consolidated financial data of Eclipsys set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eclipsys" and the financial statements and notes thereto included elsewhere in this document. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996 and 1997, under the heading "Eclipsys" set forth below, are derived from, and are qualified by reference to, Eclipsys' audited consolidated financial statements, which appear elsewhere in this document. Statement of operations data for the years ended December 31, 1995 and 1996, under the heading "Predecessor," are derived from, and are qualified by reference to, the ALLTEL Healthcare Information Services, Inc. ("Alltel") audited financial statements, which appear elsewhere in this document. The financial data for the year ended and at December 31, 1994 are derived from audited financial statements of Alltel not included in this document. The financial data for the year ended and at December 31, 1993 are derived from unaudited financial statements of Alltel not included in this document. The statement of operations data for the nine months ended September 30, 1997 and 1998 and the balance sheet data at September 30, 1998 are derived from, and are qualified by reference to, Eclipsys' unaudited consolidated financial statements, which appear elsewhere in this document and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the full year or for any future period.

                                                                                                     NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                              SEPTEMBER 30,
                              ---------------------------------------------------------------      ---------------------
                                            PREDECESSOR                                     ECLIPSYS
                              ---------------------------------------   ------------------------------------------------
                               1993      1994       1995       1996       1996       1997(1)        1997(1)     1998(1)
                              -------   -------   --------   --------   ---------   ---------      ---------   ---------
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Total revenues..............  $74,136   $80,204   $100,114   $108,800   $      --   $  94,077      $  67,479   $  97,743
                              -------   -------   --------   --------   ---------   ---------      ---------   ---------
Costs and expenses:
  Cost of revenues..........   44,209    48,692     61,335     71,483          --      80,036         58,223      61,021
  Marketing and sales.......   13,082    12,541     11,128     11,091         770      13,662          9,881      13,945
 Research and development...   10,596    10,186      8,522     10,271       1,704(2)    15,714        11,991      19,267
  General and administrative.   7,215     7,898      8,168      7,101         603       5,672          4,143       4,580
  Depreciation and
    amortization............    3,032     3,788      6,735      8,135          32       9,710          7,292       7,937
  Write-off of in-process
    research and
    development(3)..........       --        --         --         --          --      99,189         99,189          --
  Write-off of MSA(4).......       --        --         --         --          --          --             --       7,193
                              -------   -------   --------   --------   ---------   ---------      ---------   ---------
    Total costs and
      expenses..............   78,134    83,105     95,888    108,081       3,109     223,983        190,719     113,943
                              -------   -------   --------   --------   ---------   ---------      ---------   ---------
Income (loss) from operations...  (3,998)  (2,901)    4,226       719      (3,109)   (129,906)      (123,240)    (16,200)
Interest expense (income),
  net.......................      983     1,324      2,733      3,758        (156)      1,154            727         628
                              -------   -------   --------   --------   ---------   ---------      ---------   ---------
Income (loss) before income
  taxes.....................   (4,981)   (4,225)     1,493     (3,039)     (2,953)   (131,060)      (123,967)    (16,828)
Income tax benefit
  (provision)(5)............       --     1,373       (887)       843          --          --             --          --
                              -------   -------   --------   --------   ---------   ---------      ---------   ---------
Net income (loss)...........   (4,981)   (2,852)       606     (2,196)     (2,953)   (131,060)      (123,967)    (16,828)
Dividends and accretion on
  mandatorily Redeemable
  Preferred Stock...........       --        --         --         --          --      (5,850)        (4,199)    (10,928)
Preferred stock conversion(6)...      --      --        --         --          --      (3,105)        (3,105)         --
                              -------   -------   --------   --------   ---------   ---------      ---------   ---------
Net income (loss) available
  to common shareholders....  $(4,981)  $(2,852)  $    606   $ (2,196)  $  (2,953)  $(140,015)     $(131,271)  $ (27,756)
                              =======   =======   ========   ========   =========   =========      =========   =========
Basic and diluted net loss
  per common share(7).......                                            $    (.98)  $  (39.73)     $  (38.28)  $   (3.41)
Weighted average common
  shares outstanding(7).....                                            3,022,660   3,524,313      3,429,385   8,133,275
OTHER DATA:
EBITDA(8)...................                                                        $     905      $     895   $  11,148
Net cash provided by
  operating activities......                                                            1,068          3,292      15,176
Net cash used by investing
  activities................                                                         (113,670)      (111,778)    (27,824)
Net cash provided by
  financing activities......                                                          112,771        113,764      20,138

                                                                                                               AS OF
                                                                AS OF DECEMBER 31,                         SEPTEMBER 30,
                                           -------------------------------------------------------------   -------------
                                                          PREDECESSOR                              ECLIPSYS
                                           -----------------------------------------   ---------------------------------
                                             1993       1994       1995       1996      1996      1997         1998
                                           --------   --------   --------   --------   ------   --------   -------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................  $  2,808   $  1,672   $  2,599   $  2,022   $4,589   $  4,786     $ 12,309
Working capital (deficit)................    (4,756)    (8,561)    (3,923)    (9,558)   3,956    (31,504)      (8,574)
Total assets.............................    56,411     70,338     88,381    100,443    5,740    106,765      121,691
Debt, including current portion..........     1,983        810        260         86       --     16,588           --
Mandatorily Redeemable Preferred Stock...        --         --         --         --       --     35,607           --
Shareholders' equity (deficit)...........   (29,310)   (23,633)   (23,011)   (25,387)   4,801    (18,321)      38,567

---------------

(1) The acquisitions of Alltel (the "Alltel Acquisition"), SDK Medical Computer Services Corporation ("SDK") (the "SDK Acquisition") and the North American operations of the Emtek Healthcare Systems division of Motorola, Inc. ("Emtek") in January 1998 (the "Emtek Acquisition") were accounted for using the purchase method of accounting and accordingly the statement of operations data of Eclipsys for 1997 and 1998 reflect the results of operations from these businesses from the respective acquisition dates.
(2) Includes a write-off of $1.5 million related to licensed technology acquired from Partners that was not technologically feasible at the time of the transaction. See Note 4 of Notes to the Eclipsys Consolidated Financial Statements.
(3) In connection with the Alltel and SDK Acquisitions, Eclipsys wrote off in-process research and development of $92.2 million and $7.0 million, respectively, reflecting the appraised values of certain in-process research and development acquired in these acquisitions in 1997. See Note 6 of Notes to the Eclipsys Consolidated Financial Statements.
(4) In connection with the buyout in the first quarter of 1998 of Eclipsys' obligations under a Management and Services Agreement (the "MSA") entered into in connection with the Alltel Acquisition (the "MSA Buyout"), Eclipsys recorded a charge of $7.2 million in 1998. See "Certain Transactions Relating to Eclipsys" and Note 13 of Notes to the Eclipsys Consolidated Financial Statements.
(5) Eclipsys has not recorded any benefit for income taxes because management believes, based on the evidence available at December 31, 1997 and September 30, 1998, it is more likely than not that Eclipsys' net deferred tax assets will not be realized. Accordingly, Eclipsys has recorded a valuation allowance against its total net deferred tax assets.
(6) Represents the charge related to the January 1997 issuance of Series F Convertible Preferred Stock of Eclipsys in exchange for the cancellation of Series A Convertible Preferred Stock.
(7) See Note 2 of Notes to Eclipsys Consolidated Financial Statements.
(8) Represents earnings before interest expense, income tax expense, depreciation and amortization and nonrecurring charges ("EBITDA"). EBITDA is not a measurement in accordance with generally accepted accounting principles in the United States ("GAAP" or "U.S. GAAP") and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of Eclipsys' profitability or liquidity. All registrants do not calculate EBITDA in the same manner and accordingly, EBITDA may not be comparable with other registrants. Eclipsys has included information concerning EBITDA herein because management believes EBITDA provides useful information.

                  SELECTED CONSOLIDATED FINANCIAL DATA FOR TSI

     The selected consolidated statement of operations data of TSI for the years ended September 30, 1996, 1997 and 1998 and the selected consolidated balance sheet data of TSI at September 30, 1997 and 1998 are derived from, and are qualified by reference to, TSI's audited consolidated financial statements, which appear elsewhere in this document. The selected consolidated statement of operations data of TSI for the years ended September 30, 1994 and 1995 and the selected consolidated balance sheet data of TSI at September 30, 1994, 1995 and 1996 are derived from audited financial statements of TSI not included in this document. The selected consolidated statement of operations data for the nine-month periods ended June 30, 1997 and 1998 and the selected consolidated balance sheet data of TSI at such dates are derived from unaudited financial statements of TSI, which appear elsewhere in this document, and in the opinion of management of TSI, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The results of operations of TSI for the nine months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year or for any future period.

     TSI has never declared or paid cash dividends on the TSI Voting or Non-Voting Common Stock.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                    FISCAL YEAR ENDED SEPTEMBER 30,               JUNE 30,
                                            -----------------------------------------------   -----------------
                                             1994      1995      1996      1997      1998      1997      1998
                                            -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $24,497   $27,386   $34,269   $44,565   $43,951   $30,875   $33,946
Income before income taxes and
  extraordinary items.....................    8,521     9,975    10,611    12,948    14,762    12,546    11,897
Provision for income taxes................    3,407     4,349     4,324     7,629     5,905     5,018     4,759
Income before extraordinary item..........    5,114     5,626     6,287     5,319     8,857     7,528     7,138
Extraordinary item:
  Loss on early extinguishment of debt....       --        --     2,149        --        --        --        --
Net income................................    5,114     5,626     4,138     5,319     8,857     7,528     7,138
Series A non-voting preferred stock
  dividends...............................       --        --       593        --        --        --        --
Net income allocable to common
  stockholders............................    5,114     5,626     3,545     5,319     8,857     7,528     7,138
Net income allocable to common
  stockholders per share:
  Basic...................................            $  0.19   $  0.27   $  0.31   $  0.49   $  0.43   $  0.39
  Diluted.................................            $  0.19   $  0.22   $  0.27   $  0.43   $  0.38   $  0.35
Weighted average shares:
  Basic...................................             30,060    13,214    17,435    18,210    17,333    18,153
  Diluted.................................             30,060    16,137    19,977    20,394    19,900    20,459
BALANCE SHEET DATA (END OF PERIOD):
Total assets..............................  $20,274   $27,737   $74,284   $89,819   $99,864   $86,562   $97,814
Working capital...........................    8,207    14,207    55,672    63,569    73,548    59,766    71,275
Long-term debt............................       --        --        21        --        --        --        --
Stockholders' equity......................   10,566    16,192    60,633    73,519    84,272    70,987    81,720

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                             REFLECTING THE MERGER

     The following selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The following selected unaudited pro forma combined financial information reflects adjustments to the historical consolidated balance sheets and related historical statements of income of Eclipsys and TSI to give effect to the Merger, using the pooling-of-interests method of accounting for business combinations, and to certain other acquisitions by TSI and Eclipsys. Eclipsys' consolidated financial statements for its fiscal years ended December 31 have been combined with TSI's consolidated financial statements for its fiscal years ended September 30. Eclipsys' unaudited consolidated financial statements for the nine months ended September 30 have been combined with TSI's unaudited consolidated financial statements for the nine months ended June 30. The pro forma combined financial data is not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

     The pro forma information does not reflect any costs associated with the integration and consolidation of the companies anticipated by the management of Eclipsys as a result of the Merger.

                                                  YEARS ENDED DECEMBER 31,         NINE MONTHS
                                               ------------------------------         ENDED
                                                1995       1996        1997     SEPTEMBER 30, 1998
                                               -------    -------    --------   ------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED STATEMENT OF OPERATIONS DATA:
Total revenues...............................  $27,386    $34,269    $179,743        $141,410
Income (loss) before extraordinary item
  available to common stockholders(1)........    5,626      2,741     (68,696)        (13,875)
Income (loss) per share before extraordinary
  item available to common stockholders(1):
  Basic......................................  $  0.36    $  0.28    $  (2.39)       $  (0.47)
  Diluted....................................  $  0.36    $  0.24    $  (2.39)       $  (0.47)
Weighted average shares:
  Basic......................................   15,781      9,959      28,791          29,335
  Diluted....................................   15,781     11,494      28,791          29,335

                                                              SEPTEMBER 30, 1998
                                                              ------------------
                                                                (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Cash and cash equivalents...................................       $ 52,450
Working capital.............................................         32,908
Total assets................................................        226,305
Shareholders' equity........................................        117,834

---------------
(1) Represents, for each period other than the year ended December 31, 1996, income (loss) available to common stockholders. For the year ended December 31, 1996, represents income before extraordinary item, after reflecting accretion of $593,000 of dividends on Series A non-voting preferred stock. In the year ended December 31, 1996, TSI recorded as an extraordinary item a loss on early extinguishment of debt of $2.1 million, attributable to the prepayment of certain debt in connection with TSI's initial public offering. The pro forma combined income available to common stockholders and income per share for such period, giving effect to the extraordinary item, are $592,000, $0.06 per share (basic) and $0.05 per share (diluted), respectively.

                           COMPARATIVE PER SHARE DATA

     The following tables set forth certain historical per share data of Eclipsys and TSI and combined per share data on an unaudited pro forma basis after giving effect to the Merger, on a pooling-of-interests basis (and assuming the issuance of 0.525 shares of Eclipsys Voting Common Stock in the Merger in exchange for each share of TSI Voting and Non-Voting Common Stock). This data should be read in conjunction with the selected historical consolidated financial data, the Unaudited Pro Forma Condensed Combined Financial Statements, including the notes thereto, and the separate historical consolidated financial statements appearing elsewhere in this document. The pro forma combined financial data is not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of Eclipsys. Neither Eclipsys nor TSI has paid cash dividends on its Voting or Non-Voting Common Stock.

     The pro forma data does not reflect any costs associated with the integration and consolidation of the companies anticipated by the management of Eclipsys as a result of the Merger.

                                                    YEAR ENDED DECEMBER 31,        NINE MONTHS
                                                    ------------------------          ENDED
                                                    1995     1996     1997     SEPTEMBER 30, 1998
                                                    -----   ------   -------   -------------------
ECLIPSYS:
Income (loss) before extraordinary item:
  Historical (basic and diluted).................   $  --   $(0.98)  $(39.73)        $(3.41)
  Pro forma(1):
     Basic.......................................    0.36     0.28     (2.39)         (0.47)
     Diluted.....................................    0.36     0.24     (2.39)         (0.47)
Book value (deficit):
  Historical.....................................                      (5.20)          4.74
  Pro forma(1)...................................                                      4.02

                                                    YEAR ENDED SEPTEMBER 30,       NINE MONTHS
                                                    ------------------------          ENDED
                                                    1995     1996     1997        JUNE 30, 1998
                                                    -----   ------   -------   -------------------
TSI:
Income (loss) before extraordinary item available
  to common stockholders(2):
  Historical:
     Basic.......................................   $0.19   $ 0.43   $  0.31         $ 0.39
     Diluted.....................................    0.19     0.35      0.27           0.35
  Equivalent pro forma(3):
     Basic.......................................    0.19     0.15     (1.25)         (0.25)
     Diluted.....................................    0.19     0.13     (1.25)         (0.25)
Book value:
  Historical.....................................                       4.22           4.50
  Equivalent pro forma(3)........................                                      2.11

---------------
(1) Represents the unaudited pro forma combined income (loss) before extraordinary item and unaudited pro forma combined book value of Eclipsys and TSI. See Note 1 of "Selected Unaudited Pro Forma Combined Financial Data Reflecting the Merger" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(2) Represents, for each period other than the year ended December 31, 1996, income (loss) available to common stockholders. For the year ended December 31, 1996, represents income before extraordinary item, after reflecting accretion of $593,000 of dividends on Series A non-voting preferred stock.

(3) Represents the unaudited pro forma amounts for Eclipsys set forth above, multiplied by the 0.525 Exchange Ratio.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS OF ECLIPSYS

     Eclipsys was formed in December 1995, but had no significant operations until 1997. As a result, the following discussion as it relates to 1995 and 1996 reflects the operations of Alltel, which was Eclipsys' predecessor, acquired by Eclipsys in January 1997. The discussion as it relates to 1997 reflects the operations of Eclipsys for 1997, which included only 11 months of Alltel operations. In addition to the Alltel Acquisition, Eclipsys completed the SDK Acquisition in June 1997 and the Emtek Acquisition in January 1998. As a result, the following discussion regarding period-to-period comparisons may not be indicative of future results. The Alltel Acquisition, the SDK Acquisition and the Emtek Acquisition are referred to collectively as the "Eclipsys Acquisitions."

OVERVIEW

     Eclipsys is a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. Eclipsys offers an integrated suite of core products in four critical areas -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. These products can be purchased in combination to provide an enterprise-wide solution or individually to address specific needs. These solutions take many forms and can include a combination of software, hardware, maintenance, consulting services, remote processing services, network services and information technology outsourcing.

     Founded in 1995, Eclipsys has grown to its current position primarily through a series of strategic acquisitions completed since January 1997. In May 1996, Eclipsys entered into an exclusive license agreement with Partners to develop, commercialize, distribute and support certain intellectual property relating to a clinical information systems software developed at Brigham & Women's Hospital (the "Partners License"). In connection with this license, Eclipsys issued to Partners 988,290 shares of Eclipsys Voting Common Stock.

     In January 1997, Eclipsys purchased Alltel from ALLTEL Information Services, Inc. ("AIS") for a total purchase price of $201.5 million, after giving effect to certain purchase price adjustments. The Alltel Acquisition was paid for with cash, the issuance of Series C Redeemable Preferred Stock (which was redeemed at the time of the initial public offering) and Series D Convertible Preferred Stock (which was converted into shares of Eclipsys Voting Common Stock at the time of the initial public offering) and the assumption of certain liabilities. The acquisition was accounted for as a purchase, and Eclipsys recorded total intangible assets of $154.3 million, consisting of $92.2 million of acquired in-process research and development, $42.3 million of acquired technology, $10.8 million to reflect the value of ongoing customer relationships and $9.0 million of goodwill. Eclipsys wrote off the acquired in-process research and development as of the date of the acquisition, and is amortizing the acquired technology over three years on an accelerated basis. The value of the ongoing customer relationships and the goodwill are being amortized over five years and twelve years, respectively.

     In June 1997, Eclipsys acquired SDK for a total purchase price of $16.5 million. The SDK Acquisition was paid for with cash as well as the issuance of $7.6 million of subordinated promissory notes (the "SDK Notes") and Eclipsys Voting Common Stock. The acquisition was accounted for as a purchase, and Eclipsys recorded total intangible assets of $14.8 million, consisting of $7.0 million of acquired in-process research and development, $3.2 million of acquired technology and $4.6 million of goodwill. Eclipsys wrote off the acquired in-process research and development as of the date of the acquisition, and is amortizing both the acquired technology and the goodwill over five years.

     In January 1998, Eclipsys acquired Emtek from Motorola, Inc. ("Motorola") for a total purchase price of $11.7 million, net of a $9.6 million receivable from Motorola. The Emtek Acquisition was paid for with the issuance of Common Stock and the assumption of certain liabilities. The acquisition was accounted for as a purchase, and Eclipsys recorded total intangible assets of $4.1 million, consisting of acquired technology which is being amortized over five years.

     In April 1998, Eclipsys made a strategic minority investment in Simione Central Holdings, Inc. ("Simione"), purchasing approximately 4.9% of Simione's outstanding common stock from certain stockholders of Simione for approximately $5.6 million (the "Simione Investment"). In connection with this investment, Eclipsys received the right to designate one member for election to Simione's board of directors and an option, which expired unexercised in October 1998, to purchase up to an additional 4.9% of Simione's common stock under certain circumstances. Concurrently with the Simione Investment, Eclipsys and Simione entered into a Remarketing Agreement pursuant to which Eclipsys has certain rights to distribute Simione software products. Simione is a provider of home healthcare consulting solutions and information systems.

     The write-off of acquired in-process research and development of $92.2 million and $7.0 million associated with the Alltel Acquisition and the SDK Acquisition, respectively, together with the amortization of acquisition-related intangible assets of $25.3 million, accounted for $124.5 million of Eclipsys' $131.1 million net loss in 1997. See "-- Acquired In-Process Research and Development."

     REVENUES

     Revenues are derived from sales of systems and services, which include the licensing of software, software and hardware maintenance, remote processing, outsourcing, implementation, training and consulting, and from the sale of computer hardware. Eclipsys' products and services are generally sold to customers pursuant to contracts which range in duration from five to seven years.

     For contracts in which Eclipsys is required to make significant production, modification or customization changes, revenues from systems and services are recognized using the percentage-of-completion method over the implementation period of the contracts. Other systems and services revenues are generally recognized on a straight-line basis over the term of licensing and maintenance agreements. Remote processing and outsourcing services are marketed under long-term agreements and revenues are recognized monthly as the work is performed. Revenues related to other support services, such as training, consulting, and implementation, are recognized when the services are performed. Revenues from the sale of hardware are recognized upon shipment of the product to the customer.

     Eclipsys' revenues can vary from quarter to quarter due to a number of factors. See "Risk Factors -- Potential Fluctuations in Quarterly Performance."

     COST OF REVENUES

     The principal costs of systems and services revenues are salaries, benefits and related overhead costs for implementation, remote processing, outsourcing and field operations personnel. As Eclipsys implements its growth strategy, it is expected that additional operating personnel will be required, which would lead to an increase in cost of revenues on an absolute basis. Other significant costs of systems and services revenues are the amortization of acquired technology and capitalized software development costs. Acquired technology is amortized over three to five years based upon the estimated economic life of the underlying asset, and capitalized software development costs are amortized over three years on a straight-line basis commencing upon general release of the related product. Eclipsys recorded amortization expenses related to acquired technology from the Alltel and SDK Acquisitions of $19.7 million in 1997, and expects to record additional acquired technology amortization from the Acquisitions of approximately $14.8 million, $10.2 million and $2.1 million in 1998, 1999 and 2000, respectively. No capitalized software development costs were amortized in 1997.

     Cost of revenues related to hardware sales include only the Company's cost to acquire the hardware from the manufacturer.

     MARKETING AND SALES

     Marketing and sales expenses consist primarily of salaries, benefits, commissions and related overhead costs. Other costs include expenditures for marketing programs, public relations, trade shows, advertising and related communications. As Eclipsys continues to implement its growth strategy, marketing and sales expenses are expected to continue to increase on an absolute basis.

     RESEARCH AND DEVELOPMENT

     Research and development expenses consist primarily of salaries, benefits and related overhead associated with the design, development and testing of new products by Eclipsys. Eclipsys capitalizes internal software development costs subsequent to attaining technological feasibility. Such costs are amortized as an element of cost of revenues annually over three to five years either on a straight line basis or, if greater, based on the ratio that current revenues bear to total anticipated revenues for the applicable product. Eclipsys expects to continue to increase research and development spending on an absolute basis as it migrates its products to the SOLA architecture.

     GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist primarily of salaries, benefits and related overhead costs for administration, executive, finance, legal, human resources, purchasing and internal systems personnel, as well as accounting and legal fees and expenses. As Eclipsys implements its business plan, general and administrative expenses are expected to continue to increase on an absolute basis.

     DEPRECIATION AND AMORTIZATION

     Eclipsys depreciates the costs of its tangible capital assets on a straight-line basis over the estimated economic life of the asset, which is generally not longer than five years. Acquisition-related intangible assets, which include the value of ongoing customer relationships and goodwill, are amortized based upon the estimated economic life of the asset at the time of the acquisition, and will therefore vary among acquisitions. Eclipsys recorded amortization expenses for acquisition-related intangible assets of $5.7 million in 1997.

     TAXES

     As of December 31, 1997, Eclipsys had operating loss carryforwards for federal income tax purposes of $20.1 million. The carryforwards expire in varying amounts through 2012 and are subject to certain restrictions. Based on evidence then available, Eclipsys did not record any benefit for income taxes at December 31, 1997, because management believed it was more likely than not that Eclipsys would not realize its net deferred tax assets. Accordingly, Eclipsys has recorded a valuation allowance against its total net deferred tax assets.

RESULTS OF OPERATIONS

     NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Total revenues increased 44.8% from $67.5 million for the first nine months of 1997 to $97.7 million for the first nine months of 1998. Systems and services revenues increased by $24.1 million, or 37.3%, and hardware revenues increased by $6.2 million, or 206%. These increases were caused primarily by the inclusion in 1998 of nine full months of the operations of Alltel, as compared to only eight months in 1997, as well as the inclusion in 1998 of nine months of operations of SDK and eight months of operations of Emtek, which were not included in the results of operations in the first nine months of 1997. Also contributing to the increase was new business contracted in 1998, which was the result of an increase in marketing efforts related to the regional realignment of Eclipsys' operations completed in 1997 and the successful integration of the acquisitions completed in 1997 and 1998.

     Total cost of revenues increased 4.8% from $58.2 million, or 86.2% of total revenues, in the first nine months of 1997 to $61.0 million, or 62.4% of total revenues, in the first nine months of 1998. The increase in cost was due primarily to the increase in business activity, offset in part by a reduction in certain expenses related to integrating the Eclipsys Acquisitions. The reduction in total cost of revenues as a percentage of total revenues was due to the relatively small increase in costs compared to the increase in revenues.

     Marketing and sales expenses increased 41.1% from $9.9 million, or 14.6% of total revenues, in the first nine months of 1997 to $13.9 million, or 14.3% of total revenues, in the first nine months of 1998. The increase was due primarily to the addition of marketing and direct sales personnel following the Eclipsys Acquisitions and the regional realignment of Eclipsys' sales operations.

     Total expenditures for research and development, including both capitalized and non-capitalized portions, increased by 73.0% from $12.7 million, or 18.8% of total revenues, in the first nine months of 1997 to $22.0 million, or 22.5% of total revenues, in the first nine months of 1998. The increase was due primarily to the inclusion in 1998 of nine full months of the operations of Alltel and SDK as well as eight months of Emtek operations, as well as the continued development of an enterprise-wide, client server platform solution. Research and development expenditures of $698,000 were capitalized in the first nine months of 1997 and $2.7 million were capitalized in the first nine months of 1998. The capitalization of software development costs in 1998 was due primarily to product development activities related to technology acquired in the Eclipsys Acquisitions. As a result of this activity, research and development expense increased 60.7% from $12.0 million in the first nine months of 1997 to $19.3 million in the first nine months of 1998.

     General and administrative expenses increased by $437,000, or 10.5%, from $4.1 million, or 6.1% of total revenues, in the first nine months of 1997 to $4.6 million, or 4.7% of total revenues, in the first nine months of 1998. The increase was due primarily to the addition of administrative and finance personnel following the Eclipsys Acquisitions.

     Depreciation and amortization expense increased by 8.8% from $7.3 million, or 10.8% of total revenues, in the first nine months of 1997 to $7.9 million, or 8.1% of total revenues, in the first nine months of 1998. The increase was due primarily to the amortization of ongoing customer relationships and goodwill related to the Eclipsys Acquisitions. Partially offsetting this increase was a reduction in goodwill amortization as a result of the renegotiation of certain matters relating to the Alltel Acquisition.

     Eclipsys recorded a $7.2 million charge in the first nine months of 1998 related to the MSA Buyout. In the first nine months of 1997, Eclipsys recorded a charge of $99.2 million related to the write-off of in-process research and development attributable to the Alltel and SDK Acquisitions.

     As a result of the foregoing, net loss decreased from $123.9 million in the first nine months of 1997 to $16.8 million in the first nine months of 1998.

     1997 COMPARED TO 1996

     In the period-to-period comparison below, the 1997 results reflect the operations of Eclipsys and the 1996 results reflect the operations of its predecessor, Alltel.

     Following the Alltel and SDK Acquisitions in 1997, Eclipsys' efforts and resources were focused on integrating the acquisitions into its operations. Particular emphasis was placed on retaining customers and integrating the acquired products into Eclipsys' systems and services offerings in order to position Eclipsys for future business opportunities. These efforts included refocusing Eclipsys' research and development operations, realigning the sales departments and reducing general and administrative overhead. As a result, Eclipsys did not actively seek to exploit new business opportunities during 1997. Eclipsys believes that the investment of time and resources in improving the internal structure of Eclipsys and the integration of its acquisitions have positioned Eclipsys to capitalize on business opportunities in the future.

     Total revenues decreased by $14.7 million, or 13.5%, from $108.8 million in 1996 to $94.1 million in 1997. This decrease was caused primarily by the inclusion in 1997 of only eleven full months of the operations of Alltel, as well as a reduction in revenues from hardware sales of $5.2 million, offset in part by the inclusion of $3.5 million in revenues attributable to SDK. In addition, in accounting for the Alltel Acquisition, Eclipsys reduced deferred revenue by $7.3 million to reflect the estimated fair value of certain contractual obligations. This accounting adjustment had the effect of reducing revenues by $4.5 million in 1997 compared to 1996 revenues. Eclipsys does not expect the deferred revenue adjustment to materially impact future periods. Adding Alltel results for the 23 days from January 1, 1997 to the closing of the Alltel Acquisition, 1997 total revenues would have been $100.3 million.

     Total cost of revenues increased by $6.8 million, or 9.5%, from $71.5 million, or 65.7% of total revenues, in 1996 to $80.0 million, or 85.1% of total revenues, in 1997. The increase was due primarily to a $19.7 million increase in amortization of acquired technology and $2.2 million of amortization of the value of the MSA. This increase was offset, in part, by a $7.2 million decrease in amortization of capitalized software costs, as no software costs were amortized in 1997. Further offsetting the increase were the timing of the Alltel Acquisition and the reduction in hardware sales. Adding Alltel results for the period prior to the Alltel Acquisition, total cost of revenues in 1997 would have been $84.4 million.

     Marketing and sales expenses increased by $2.6 million, or 23.2%, from $11.1 million, or 10.2% of total revenues, in 1996 to $13.7 million, or 14.5% of total revenues, in 1997. The increase was due primarily to the addition of marketing and direct sales personnel as part of Eclipsys' investment in its marketing and sales operations following the Alltel and SDK Acquisitions. This increase was offset in part by the timing of the Alltel Acquisition. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 marketing and sales expenses would have been $14.3 million.

     Total expenditures for research and development, including both capitalized and non-capitalized portions, decreased by $5.1 million, or 22.9%, from $22.4 million, or 20.6% of total revenues in 1996 to $17.3 million, or 18.4% of total revenues, in 1997. These amounts exclude amortization of previously capitalized expenditures, which are recorded as cost of revenues. The decrease was due primarily to the refocusing of Eclipsys' research and development organization, and, to a lesser extent, the timing of the Alltel Acquisition. The portion of research and development expenditures that were capitalized decreased by $10.6 million, from $12.2 million in 1996 to $1.6 million in 1997.

     The reduction in capitalized software development costs was due primarily to Eclipsys' emphasis on enhancing existing technology acquired in the Alltel and SDK Acquisitions, the costs of which were expensed as incurred. As a result of this emphasis, research and development expense increased $5.4 million, or 53.0%, from $10.3 million in 1996 to $15.7 million in 1997. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 research and development expenses would have been $16.5 million.

     General and administrative expenses decreased by $1.4 million, or 20.1%, from $7.1 million, or 6.5% of total revenues, in 1996 to $5.7 million, or 6.0% of total revenues, in 1997. The decrease was due primarily to the timing of the Alltel Acquisition, as well as savings generated by the rationalization of Eclipsys' administrative, financial and legal organizations. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 general and administrative expense would have been $6.3 million.

     Depreciation and amortization expense increased by $1.6 million, or 19.4%, from $8.1 million, or 7.5% of total revenues, in 1996 to $9.7 million, or 10.5% of total revenues, in 1997. The increase was due primarily to the amortization of the value of ongoing customer relationships and goodwill related to the Alltel and SDK Acquisitions. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 depreciation and amortization expense would have been $10.3 million.

     Write-offs of acquired in-process research and development of $99.2 million were recorded in 1997, of which $92.2 million was attributable to the Alltel Acquisition and $7.0 million was attributable to the SDK Acquisition. There were no write-offs recorded in 1996.

     As a result of the foregoing factors, net loss increased from $2.2 million in 1996 to $131.1 million in 1997.

     1996 COMPARED TO 1995

     The period-to-period comparison below reflects the operations of Eclipsys' predecessor, Alltel, for 1996 and 1995.

     Total revenues increased by $8.7 million, or 8.7%, from $100.1 million in 1995 to $108.8 million in 1996. This increase was caused primarily by increases in revenues related to outsourcing contracts.

     Total cost of revenues increased by $10.2 million, or 16.5%, from $61.3 million, or 61.3% of total revenues, in 1995 to $71.5 million, or 65.7% of total revenues, in 1996. The increase was due primarily to increases in staff related to outsourcing contracts.

     Marketing and sales expenses remained constant at $11.1 million in both periods, representing 11.1% of total revenues in 1995 and 10.2% of total revenues in 1996.

     Total expenditures for research and development, including both capitalized and non-capitalized portions, increased by $1.0 million, or 4.7%, from $21.4 million, or 21.4% of total revenues, in 1995 to $22.4 million, or 20.6% of total revenues, in 1996. These amounts exclude amortization of previously capitalized expenditures, which are recorded as cost of revenues. The increase was due primarily to wage increases for research and development personnel. The portion of research and development expenditures that were capitalized decreased by $735,000, from $12.9 million in 1995 to $12.2 million in 1996.

     General and administrative expenses decreased by $1.1 million, or 13.1%, from $8.2 million, or 8.2% of total revenues, in 1995 to $7.1 million, or 6.5% of total revenues, in 1996. The decrease was due primarily to a $1.0 million decrease in legal fees.

     Depreciation and amortization expenses increased by $1.4 million, or 20.8%, from $6.7 million, or 6.7% of total revenues, in 1995 to $8.1 million, or 7.5% of total revenues, in 1996. The increase was due primarily to depreciation of computer equipment acquired for research and development purposes.

     As a result of the foregoing factors, net income was $606,000 in 1995 and net loss was $2.2 million in 1996.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

     OVERVIEW

     In connection with the Alltel and SDK Acquisitions, Eclipsys wrote off in-process research and development totaling $92.2 million and $7.0 million, respectively. These amounts were expensed as non-recurring charges on the respective acquisition dates. These write-offs were necessary because the acquired technology had not yet reached technological feasibility and had no future alternative uses. Eclipsys is using the acquired in-process research and development to create new clinical management, access management, patient financial management and data warehousing products which will become part of the Sunrise product suite over the next several years. Eclipsys anticipates that certain products using the acquired in-process technology will be generally released before the end of 1998, with additional product releases in subsequent periods through 2001. Eclipsys expects that the acquired in-process research and development will be successfully developed, but there can be no assurance that commercial viability of these products will be achieved.

     The nature of the efforts required to develop the purchased in-process technology into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

     The value of the purchased in-process technology was determined by estimating the projected net cash flows related to such products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were discounted back to their net present value. The resulting projected net cash flows from such projects were based on management's estimates of revenues and operating profits related to such projects. These estimates were based on several assumptions, including those summarized below for each of the respective acquisitions.

     If these projects to develop commercial products based on the acquired in-process technology are not successfully completed, the sales and profitability of Eclipsys may be adversely affected in future periods. Additionally, the value of other intangible assets may become impaired.

     ALLTEL

     The primary purchased in-process technology acquired in the Alltel Acquisition was the client-server based core application modules of the TDS 7000 product. This project represented an integrated clinical software product whose functionality included order management, health information management, physician applications, nursing applications, pharmacy, laboratory and radiology applications and ancillary support. Additionally, the product included functionality facilitating the gathering and analysis of data throughout a healthcare organization, a data integration engine and various other functionality.

     Revenue attributable to the in-process technology was assumed to increase over the twelve-year projection period at annual rates ranging from 234% to 5%, resulting in annual revenues of approximately $27 million to $640 million. Such projections were based on assumed penetration of the existing customer base, new customer transactions, historical retention rates and experiences of prior product releases. The projections reflect accelerated revenue growth in the first five years (1997 to 2001) as the products derived from the in-process technology are generally released. In addition, the projections were based on annual revenue to be derived from long-term contractual arrangements ranging from seven to ten years. New customer contracts for products developed from the in-process technology were assumed to peak in 2001, with rapidly declining sales volume in the years 2002 to 2003 as other new products are expected to enter the market. The projections assumed no new customer contracts after 2003. Projected revenue in years after 2003 was determined using a 5% annual growth rate, which reflects contractual increases.

     Operating profit was projected to grow over the projection period at rates ranging from 1238% to 5%, resulting in incremental annual operating profit
(loss) of approximately $(5) million to $111 million. The operating profit projections during the years 1997 to 2001 assumed a growth rate slightly higher than the revenue projections. The higher growth rate is attributable to the increase in revenues discussed above, together with research and development costs expected to remain constant at approximately $15 million annually. The operating profit projections include a 5% annual growth rate for the years after 2003 consistent with the revenue projections.

     To date, revenues and operating profit attributable to in-process technology have been adversely impacted by the deferral of one outsourcing contract that had been approved but not finalized at the time the projections were completed. Although it was successful in contracting outsourcing business in 1997, Eclipsys decided in late March 1997 to focus its efforts on integrating the products acquired in the Acquisitions and lower its sales efforts in the outsourcing arena. In late 1997, Eclipsys reorganized the outsourcing operations and began to refocus on selling such services in the first quarter of 1998. Revenue attributable to the deferred contract is expected to be realized in 1999. Management continues to believe the projections used reasonably estimate the future benefits attributable to the in-process technology. However, no assurance can be given that deviations from these projections will not occur.

     The projected net cash flows were discounted to their present value using the weighted average cost of capital (the "WACC"). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on required rates of return from investments in various areas of the enterprise. The WACC used in the projections was 21%. This rate was determined by applying the capital asset pricing model. This method yielded an estimated average WACC of approximately 16.5%. A risk premium was added to reflect the business risks associated with the stage of development of Eclipsys, as well as the technology risk associated with the in-process software, resulting in a WACC of 21%. In addition, the value of customer relationships was calculated using a discount rate of 21% and a return to net tangible assets was estimated using a rate of return of 11.25%. The value of the goodwill was calculated as the remaining intangible value not otherwise allocated to identifiable intangible assets (resulting in an implied discount rate on the goodwill of approximately 28%).

     Eclipsys used a 21% discount rate for valuing existing technology because it faces substantially the same risks as the business as a whole. Accordingly, a rate equal to the WACC of 21% was used. Eclipsys used a 28% discount rate for valuing in-process technology. The spread over the existing technology discount rate reflects the inherently greater risk of the research and development efforts. The spread reflected the nature of the development efforts relative to the existing base of technology and the potential market for the in-process technology once the products were released.

     Eclipsys estimates that the costs to develop the purchased in-process technology acquired in the Alltel Acquisition into commercially viable products will be approximately $75 million in the aggregate through 2001 ($15 million per year from 1997 to 2001).

     SDK

     The purchased in-process technology acquired in the SDK Acquisition comprised three major enterprise-wide modules in the areas of physician billing, home health care billing and long-term care billing; a graphical user interface; a corporate master patient index; and a standard query language module.

     Revenue attributable to the in-process technology was assumed to increase in the first three years of the ten-year projection period at annual rates ranging from 497% to 83% decreasing over the remaining years at annual rates ranging from 73% to 14% as other products are released in the marketplace. Projected annual revenue ranged from approximately $5 million to $56 million over the term of the projections. These projections were based on assumed penetration of the existing customer base, synergies as a result of the SDK Acquisition, new customer transactions and historical retention rates. Projected revenues from the in-process technology were assumed to peak in 2000 and decline from 2000 to 2007 as other new products are expected to enter the market.

     Operating profit was projected to grow over the projection period at annual rates ranging from 1497% to 94% during the first three years, decreasing during the remaining years of the projection period similar to the revenue growth projections described above. Projected annual operating profit ranged from approximately $250,000 to $8 million over the term of the projections.

     To date, revenues and operating profit attributable to in-process technology have been consistent with the projections. However, no assurance can be given that deviations from these projections will not occur in the future.

     The WACC used in the analysis was 20%. This rate was determined by applying the capital asset pricing model and a review of venture capital rates of return for companies in a similar life cycle stage.

     Eclipsys used a 20% discount rate for valuing existing and in-process technology because both technologies face substantially the same risks as the business as a whole. Accordingly, a rate equal to the WACC of 20% was used.

     Eclipsys estimates that the costs to develop the in-process technology acquired in the SDK Acquisition will be approximately $1.7 million in the aggregate through the year 2000 ($500,000 in 1998, $600,000 in 1999 and $600,000 in 2000).

LIQUIDITY AND CAPITAL RESOURCES

     For purposes of the following discussion, cash flow data for 1997 and the first nine months of 1998 relate to Eclipsys and cash flow data for 1995 and 1996 relate to Alltel.

     Eclipsys was formed in December 1995 and has grown primarily through a series of acquisitions completed since January 1997. Eclipsys' principal sources of liquidity have been equity capital contributions, borrowings from commercial lenders and cash provided by operating activities. The funds generated by these sources have been applied primarily to acquisitions and research and development activities.

     Cash provided by operating activities totaled $3.3 million and $15.2 million in the nine months ended September 30, 1997 and 1998, respectively. The increase in cash provided by operating activities was the result of increased business activity and the reduction in certain expenses related to integrating the Eclipsys Acquisitions. Cash provided by financing activities totaled $113.8 million and $20.1 million in the nine months ended September 30, 1997 and 1998, respectively. The 1997 period included the issuance of $103.8 million of Preferred Stock in connection with the Alltel Acquisition, which was subsequently converted into Eclipsys Voting Common Stock at the time of Eclipsys' initial public offering in August 1998 (the "Eclipsys IPO"). Cash used by investing activities totaled $111.8 million and $27.8 million in the nine months ended September 30, 1997 and 1998, respectively. The 1997 period included $109.0 million applied to the Alltel and SDK Acquisitions. As of September 30, 1998, Eclipsys had $12.3 million of cash and cash equivalents.

     Cash provided by operating activities totaled $15.9 million, $15.9 million and $1.1 million in 1995, 1996 and 1997, respectively. The decrease in cash provided by operating activities from 1996 to 1997 was primarily the result of a greater portion of research and development being expensed as incurred, rather than being capitalized. Cash provided by financing activities totaled $5.5 million, $11.9 million and $112.8 million in 1995, 1996 and 1997, respectively. The increase from 1996 to 1997 was primarily the result of $103.8 million of proceeds from the issuance of Preferred Stock concurrently with the Alltel Acquisition. Cash used by investing activities totaled $20.5 million, $28.2 million and $113.7 million in 1995, 1996 and 1997, respectively. The increase in cash used by investing activities from 1996 to 1997 was the result of $109.0 million applied to the Alltel and SDK Acquisitions, offset in part by a $10.6 million reduction in capitalization of software development costs.

     Eclipsys invested $7.7 million, $9.2 million and $3.1 million in computer equipment, leasehold improvements and other capital assets in 1995, 1996 and 1997, respectively. Eclipsys also incurred $21.4 million, $22.4 million and $17.3 million in research and development costs in 1995, 1996 and 1997. Eclipsys expects that the combined company will invest approximately $6 million and $45 million in capital expenses and research and development, respectively, through the end of 1999.

     In January 1997, Eclipsys entered into a $30 million credit facility, consisting of a $10 million term loan (the "Term Loan") and a $20 million revolving loan (the "Revolver"). The Term Loan and the Revolver are secured by substantially all of Eclipsys' assets, and bear interest at a variable rate. See
Note 7 of Notes to Eclipsys' Consolidated Financial Statements. In January 1998, the Term Loan was repaid with the proceeds of the issuance of Preferred Stock, which was subsequently converted into Eclipsys Voting Common Stock at the time of the Eclipsys IPO. In March 1998, pursuant to the MSA Buyout, Eclipsys paid AIS $14.0 million. Of this payment, $9.0 million was funded through borrowings under the Revolver. In April 1998, Eclipsys borrowed an additional $5.6 million under the Revolver to fund its investment in Simione. In May 1998, the Revolver was amended to increase the borrowing limit to $50.0 million, under substantially similar terms and conditions as contained in the original credit facility. As of September 30, 1998, the effective interest rate for the Revolver was 6.7% and the amount available for borrowing thereunder was $50.0 million.

     In March 1998, pursuant to the renegotiation in the first quarter of 1998 of certain matters relating to the Alltel Acquisition (the "Alltel Renegotiation"), AIS returned to Eclipsys 11,000 shares of Redeemable Preferred Stock for cancellation. As part of this transaction, AIS agreed that no dividends would accrue on the remaining 4,500 shares of Redeemable Preferred Stock held by it until July 1, 1998. Eclipsys redeemed the full $34.5 million face value of the outstanding Redeemable Preferred Stock and all accrued dividends with a portion of the proceeds from the Eclipsys IPO. A charge to additional paid-in capital was recorded in the quarter ended September 30, 1998 (the period in which the redemption occurred) equal to the difference between the redemption price of the Redeemable Preferred Stock and its carrying amount ($10.9 million). In addition, this charge resulted in an increase in net loss available to common stockholders in the statement of operations for the quarter.

     In August 1998, Eclipsys completed the Eclipsys IPO, selling an aggregate of 4,830,000 shares of Eclipsys Voting Common Stock and realizing approximately $66.0 million in net proceeds, after deducting underwriting discounts and commissions and expenses of the offering payable by Eclipsys. Of these net proceeds, Eclipsys used (i) approximately $38.8 million to redeem all outstanding Redeemable Preferred Stock, including $4.3 million of accrued dividends, (ii) approximately $3.9 million to repay the remaining balance of subordinated promissory notes issued in connection with the SDK Acquisition and
(iii) approximately $18.5 million to repay the outstanding balance under the Revolver.

     Eclipsys believes that its existing cash balances, funds generated by operations and borrowings available under the Revolver will be sufficient to finance its operations for at least the next twelve months. However, to the extent acquisitions are completed or anticipated capital and operating requirements change, Eclipsys may be required to raise additional financing. There can be no assurance that, if needed, such financing would be available, or would be available on terms satisfactory to Eclipsys.

YEAR 2000 ISSUES

     Eclipsys believes that all of its internal management information systems are currently Year 2000 compliant and, accordingly, does not anticipate any significant expenditures to remediate or replace existing internal-use systems. Although all of the products currently offered by Eclipsys are Year 2000 compliant, some of the products previously sold by Alltel and Emtek and installed in Eclipsys' customer base are not Year 2000 compliant. Eclipsys has developed and tested solutions for its non-compliant installed products. Eclipsys currently estimates that the total cost of bringing these installed products into Year 2000 compliance, in those cases in which Eclipsys is required to do so at its own expense, will be approximately $900,000, all of which is expected to be incurred by mid-1999. In addition, because Eclipsys' products are often interfaced with a customer's existing third-party applications, Eclipsys' products may experience difficulties interfacing with third-party non-compliant applications. Based on currently available information, Eclipsys does not expect the cost of compliance related to interactions with non-compliant third-party systems to be material. However, any unexpected difficulties in implementing Year 2000 solutions for the installed Alltel or Emtek products or difficulties in interfacing with third-party products could have a material adverse effect on Eclipsys' business, financial condition and results of operations.

BACKLOG

     Backlog consists of revenues Eclipsys expects to recognize over the following twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for software licensing and implementation, hardware sales and installations and professional services, or annual or monthly fees for licenses, maintenance, and outsourcing or remote processing services. As of December 31, 1997, Eclipsys had a backlog of approximately $108 million.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued FAS 130, "Reporting for Comprehensive Income" and FAS 131, "Disclosure about Segments of an Enterprise and Related Information." In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition." All three statements are effective for fiscal years beginning after December 15, 1997, and are not expected to have a material impact on Eclipsys' results of operations or financial condition. Effective January 1, 1998, Eclipsys adopted Statement of Position 97-2 and implemented FAS 130.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS OF TSI

     This discussion and analysis contains certain forward-looking statements. These forward-looking statements represent TSI's beliefs, expectations and intentions concerning future events, including, without limitation, financial matters, plans and objectives of management for future operations, products and services, the future economic performance of TSI, and the assumptions underlying such beliefs, expectations and intentions. Such statements are not guaranties of future performance, and involve certain risks and uncertainties that could cause TSI's future results to differ materially from those expressed in any forward-looking statements made by or on behalf of TSI. Many of such factors are beyond TSI's ability to control or predict. Readers are accordingly cautioned not to place undue reliance on forward-looking statements. TSI disclaims any intent or obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, those discussed above under the heading "Risk Factors" at page 8, and in Item 1A, "Risk Factors," in TSI's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended September 30, 1997.

OVERVIEW

     TSI provides management information technology to hospitals, integrated delivery networks, physician groups and other health care organizations. Using TSI products, these organizations are able to increase efficiency, improve quality of care and lower the cost of care delivery. TSI product lines span the health care organization's information technology needs, providing data integration services, master person identifier solutions, disease management products and a clinical data repository as well as enterprise-wide financial, operational and clinical decision support. TSI was founded in 1985 and has been profitable in each fiscal year since 1987.

     TSI's revenues are derived from sales of software licenses and related implementation services and of software maintenance. The software and implementation revenues associated with the licensing and installation of TSI's products at an individual customer site typically range from $0.1 million to $1.2 million. Software maintenance contracts are sold separately at the time of the initial software license sale and are generally renewable annually. Annual software maintenance fees range from 15% to 18% of the initial software license fee for the product and provide a source of recurring revenue for TSI.

     Software and implementation revenues are accounted for using the percentage of completion method, and revenue is recognized as contract milestones are reached. The implementation process generally takes from three to twelve months. The length of time required to complete an implementation depends on many factors outside the control of TSI, including the state of the customer's existing information systems and the customer's ability to commit the personnel and other resources necessary to complete elements of the implementation process for which the customer is responsible. Revenue attributable to a contract milestone is recognized upon certification by the customer that the milestone has been met. As a result, TSI may be unable to predict accurately the amount of revenue it will recognize in any period in connection with the sale of its products. The payment terms of a contract may provide that the amount of the contract price that TSI is entitled to bill upon achievement of a milestone is less than the revenue recognized by TSI in connection with the achievement of that milestone. In such cases, the excess of the revenue recognized over the amount billed is included in accounts receivable as an "unbilled account receivable." Software maintenance fees, which are generally received annually in advance, are recorded as deferred revenue on TSI's balance sheet and are recognized as revenue ratably over the life of the contract. See Notes 2 and 3 of Notes to Consolidated Financial Statements of TSI.

     Cost of software and implementation revenue consists primarily of the cost of third-party software that is resold by TSI or included in TSI's products, personnel costs, the cost of related benefits, travel and living expenses, costs of materials and other costs related to the installation and implementation of TSI's products, and amortization of capitalized software development costs. Cost of maintenance revenue consists primarily of maintenance fees payable by TSI associated with the third-party software included in TSI's products and personnel costs incurred in providing maintenance and technical support services to TSI's customers.

     TSI's research and development expenses consist primarily of personnel-related costs, including employee salaries and benefits and payments to consultants. TSI capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalized software costs are amortized over the life of the product (generally three years) and amounts amortized are included in cost of software and implementation revenue. Capitalized software as a percentage of total research and development expense has declined from 17.2% in fiscal 1996 to 15.3% in fiscal 1997 and 10.6% in fiscal 1998. In each of fiscal 1996, 1997 and 1998, TSI capitalized $0.7 million of software development costs, while amortization of capitalized software development costs in such years amounted to $0.8 million, $0.7 million and $0.7 million, respectively.

     In January 1996, TSI repurchased from New England Medical Center and the other stockholders of TSI 87.4% of the shares of common stock then issued and outstanding on a fully diluted basis for an aggregate purchase price of approximately $111.4 million (the "Recapitalization"). The principal purpose of this transaction was to provide liquidity for the existing stockholders of TSI while permitting them to retain an ownership interest in TSI. The transaction has been accounted for by TSI as a leveraged recapitalization. To finance the repurchase of these shares, TSI issued to Warburg, Pincus Ventures, L.P. and NationsBank Investment Corporation ("NIC") shares of preferred stock for an aggregate of $55.0 million. TSI also issued to NIC Senior Subordinated Notes in the aggregate principal amount of $10.0 million and a related warrant and made borrowings of $40.0 million under a term loan and a revolving credit facility. In April 1996, TSI completed an initial public offering of 6,900,000 shares of its common stock, which generated net proceeds of $114.4 million. The outstanding balance of these borrowings was repaid in full and all outstanding Series A non-voting preferred stock was redeemed upon the closing of the initial public offering.

     In July 1996, TSI acquired substantially all of the outstanding stock and a note held by a selling principal of Enterprising HealthCare, Inc. ("Enterprising HealthCare"), based in Tucson, Arizona, for a total purchase price of approximately $1.8 million in cash. Enterprising HealthCare provides system integration products and services for the health care market. The acquisition was accounted for under the purchase method with the results of Enterprising HealthCare included from the date of acquisition. Purchased technology costs of $1.6 million are being amortized on a straight-line basis over seven years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material.

     In January 1997, TSI acquired a 19.5% ownership interest in HealthVISION for $6.0 million in cash. HealthVISION is a Santa Rosa, California provider of electronic medical record software. Its products include CareVISION, a patient-centered clinical data repository and lifetime patient record system, which is expected to constitute an integral component of TSI's Transition IV product. On December 3, 1998, TSI completed its acquisition of the remaining capital stock of HealthVISION not already owned by TSI. See "-- Subsequent Events" below.

     In September 1997, TSI acquired all the outstanding shares of Vital Software Inc. ("Vital"), a privately held developer of products that automate the clinical processes unique to medical oncology. The purchase price was approximately $6.3 million, which was comprised of $2.7 million in cash and 252,003 shares of TSI's common stock with a value of $3.6 million. The purchase price was allocated entirely to purchased research and development. See Note 16 of Notes to Consolidated Financial Statements of TSI.

RESULTS OF OPERATIONS

     The following table sets forth certain revenue and expense data as a percentage of TSI's total revenues for each period presented:

                                                                FISCAL YEAR ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                              1996    1997    1998
                                                              -----   -----   -----
Revenues:
  Software and implementation...............................   72.5%   74.1%   68.8%
  Maintenance...............................................   27.5    25.9    31.2
                                                              -----   -----   -----
          Total revenues....................................  100.0   100.0   100.0
                                                              -----   -----   -----
Cost of revenues:
  Software and implementation...............................   21.4    23.2    28.1
  Maintenance...............................................    9.2     6.4     6.7
Research and development....................................    9.7     8.7    13.5
Sales and marketing.........................................   13.2    15.5    18.0
General and administrative..................................    6.9     8.7     7.4
Compensation charge.........................................    8.8      --      --
Acquired in-process research and development................     --    14.1      --
                                                              -----   -----   -----
Total operating expenses....................................   69.2    76.6    73.7
Income from operations......................................   30.8    23.4    26.3
Net interest income.........................................    0.2     5.6     7.3
Income before income taxes and extraordinary item...........   31.0    29.0    33.6
Provision for income taxes..................................   12.6    17.1    13.4
                                                              -----   -----   -----
Net income before extraordinary item........................   18.4    11.9    20.2
Extraordinary item:
  Loss on early extinguishment of debt, net of taxes........    6.3      --      --
                                                              -----   -----   -----
Net income..................................................   12.1    11.9    20.2
Series A non-voting preferred stock dividends...............    1.7      --      --
                                                              -----   -----   -----
Net income allocable to common stockholders.................   10.4%   11.9%   20.2%
                                                              =====   =====   =====

FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997

     REVENUES. TSI's total revenues decreased 1.4%, to $44.0 million in 1998 from $44.6 million in 1997. Software and implementation revenues decreased 8.5% to $30.2 million in 1998, compared to $33.0 million in 1997. The decrease in software and implementation revenue is primarily due to TSI's failure to achieve planned levels of new system bookings. New system bookings were adversely impacted by an overall lengthening of the sales cycle. TSI believes the sales cycle was adversely affected by Year 2000 problems in healthcare legacy systems, which caused delays in the acquisition of new systems due to resource constraints. In addition, consolidation among healthcare providers has caused a lengthening of the purchasing cycle of most healthcare organizations due to management shifts and more complex approval processes. Maintenance revenue grew 18.9% to $13.7 million in 1998, compared to $11.6 million in 1997, due to continued growth in TSI's installed base of customers.

     COST OF REVENUES. Cost of software and implementation revenue increased 20.0% to $12.4 million (or 40.9% of software and implementation revenue) in 1998, from $10.3 million (or 31.2% of software and implementation revenue) in 1997. The increase is primarily due to costs associated with additional implementation staff and professional consultants as well as increased royalty costs for third-party software. Cost of maintenance revenue increased 3.4% to $2.9 million (or 21.4% of maintenance revenue) in 1998 from $2.8 million (or 24.6% of maintenance revenue) in 1997. The increase in cost of maintenance revenue is primarily due to the increase in the number of technical support staff necessary to support the growth in TSI's installed base.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased 53.0% to $5.9 million in 1998 from $3.9 million in 1997. Research and development expenses as a percent of total revenue also increased to 13.5% in 1998, compared to 8.7% in 1997. The increase is primarily due to an increase in staff and increased professional consulting expense to support new product development, including Transition IV and Vital Oncology, without a corresponding increase in revenue.

     SALES AND MARKETING. Sales and marketing expenses increased 14.2% to $7.9 million in 1998, from $6.9 million in 1997. Sales and marketing expenses as a percent of total revenue also increased to 18.0% in 1998 from 15.5% in 1997. The increase in spending is primarily associated with the growth of the sales organization and marketing programs to support the expanding product lines.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased 16.5% to $3.2 million in 1998, from $3.9 million in 1997. General and administrative expenses as a percent of total revenue also decreased to 7.4% in 1998 from 8.7% in 1997. The decrease in spending is primarily due to a reduction in performance related compensation expenses during the year as a result of the decrease in revenue.

     ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. Acquired in-process research and development expense for 1997 includes a charge for purchased research and development of $6.3 million relating to the acquisition of Vital.

     NET INTEREST INCOME. Net interest income increased to $3.2 million in 1998 from $2.5 million in 1997. The increase in net interest income is attributable to the interest generated on higher cash balances during fiscal 1998.

     PROVISION FOR INCOME TAXES. TSI's effective income tax rate decreased to 40.0% in 1998 from 58.9% in 1997. The decrease was primarily due to the effect of the charge for in-process research and development associated with the acquisition of Vital, which was not deductible for tax purposes in fiscal year 1997. No such charge occurred in 1998.

FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

     REVENUES. TSI's total revenues increased 30.0% to $44.6 million in 1997, from $34.3 million in 1996. Software and implementation revenues grew 32.8% to $33.0 million in 1997, compared to $24.9 million in 1996. The growth in software and implementation revenue is primarily due to sales to new TSI customers, increased consolidation among existing customers which resulted in the sale of additional site licenses, and the expansion of TSI's product line which resulted in increased product sales to existing customers. Maintenance revenue grew 22.7% to $11.5 million in 1997, compared to $9.4 million in 1996, due to continued growth in TSI's installed base of customers.

     COST OF REVENUES. Cost of software and implementation revenue increased 40.5% to $10.3 million (or 31.2% of software and implementation revenue) in 1997, from $7.3 million (or 29.5% of software and implementation revenue) in 1996. The dollar increase is primarily due to costs associated with additional implementation staff and professional consultants as well as increased royalty costs for third-party software. Cost of maintenance revenue decreased 10.4% to $2.8 million (or 24.6% of maintenance revenue) in 1997 from $3.2 million (or 33.6% of maintenance revenue) in 1996. The decrease in cost of maintenance revenue is primarily due to the reduced technical support necessary on mature products.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased 17.0% to $3.9 million in 1997 from $3.3 million in 1996. The increase in spending is primarily a result of organizational changes which resulted in a net increase in the number of staff assigned to research and development roles. Research and development expenses as a percent of total revenue decreased slightly to 8.7% in 1997, compared to 9.7% in 1996. The decrease is primarily due to increased productivity from investments in technologies made in prior years and maturing of the core product lines. TSI expects that research and development expenses will increase as a percentage of revenue in future periods as new development projects are undertaken.

     SALES AND MARKETING. Sales and marketing expenses increased 53.6% to $6.9 million in 1997, from $4.5 million in 1996. Sales and marketing expenses as a percent of total revenue also increased to 15.5% in 1997 from 13.2% in 1996. The increase in spending is primarily due to additional staff and marketing programs as well as increased commission expense directly related to the growth in revenue.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 64.2% to $3.9 million in 1997, from $2.4 million in 1996. General and administrative expenses as a percent of total revenue also increased to 8.7% in 1997 from 6.9% in 1996. The increase in spending is primarily due to professional services and other costs associated with becoming a publicly traded company as well as additional administrative expenses related to Enterprising HealthCare, which was acquired in July 1996.

     COMPENSATION CHARGE. In fiscal 1996 TSI incurred a compensation charge of $3.0 million arising from its acquisition, in connection with the January 1996 Recapitalization, of shares of common stock issued to certain executive officers pursuant to the exercise of options.

     ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. Acquired in-process research and development expense includes a charge for purchased research and development of $6.3 million relating to the acquisition of Vital in September 1997.

     NET INTEREST INCOME. Net interest income increased to $2.5 million in 1997 from $0.1 million in 1996. The increase in net interest income is primarily due to the repayment out of the proceeds of TSI's initial public offering in April 1996 of debt incurred in the January 1996 Recapitalization and interest earned on cash balances generated from operations and the balance of the proceeds of TSI's initial public offering.

     PROVISION FOR INCOME TAXES. TSI's effective income tax rate increased to 58.9% in 1997 from 40.6% in 1996, primarily due to the effect of the charge for in-process research and development associated with the acquisition of Vital, which is not deductible for tax purposes. The tax rate for 1997 without the effect of the charge for in-process research and development was 39.7%.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1998, TSI had cash and cash equivalents of $38.7 million and short term investments of $27.3 million, an increase of $7.5 million from the amount at September 30, 1997. The increase in cash and cash equivalents and short term investments was comprised primarily of net cash provided by operating activities of $10.0 million. Net cash provided by operating activities in fiscal 1998 was generated primarily from net income.

     TSI has an unsecured revolving line of credit in the amount of $15 million. The credit facility contains covenants setting minimum net worth, maximum leverage ratio and minimum net income requirements for TSI. There have been no amounts drawn on this line. Advances under the revolving line of credit bear interest, at TSI's election, either at a "base rate" or at a "eurodollar rate." The base rate is a floating rate equal to the greater of (a) the prime rate or
(b) the federal funds effective rate plus one-half of one percent (.50%). The eurodollar rate is equal to the sum of (x) a rate determined by reference to the then-current interbank offered rate for dollar-denominated eurodollar deposits, with certain adjustments, plus (y) one percent (1.0%).

     TSI believes available funds, cash generated from operations and its unused line of credit of $15 million will be sufficient to finance TSI's operations and planned capital expenditures for at least the next twelve months. There can be no assurance, however, that TSI will not require additional financing during that time or thereafter.

YEAR 2000 ISSUES

     TSI's software license agreements generally contain warranties concerning the Year 2000 compliance of the licensed product. TSI has tested the products it has developed internally and believes that, with the exception of its Transition for Quality product (for which TSI expects to release a fully Year 2000 compliant version in early 1999), the current release of each of its internally developed products is Year 2000 compliant. TSI includes in its products certain software licensed from third-party vendors. TSI has not yet completed its evaluation of Year 2000 compliance of all such third-party software. For example, TSI has not yet verified that Uniface, licensed from Compuware Corporation, is Year 2000 compliant. In order to use TSI's products customers must themselves license software, including certain operating system and database management system software, from third-party vendors such as Microsoft Corporation and Oracle Corporation. Not all such third-party software may be fully Year 2000 compliant. For example, Microsoft Corporation has not certified that its Windows NT operating system is Year 2000 compliant. TSI has also evaluated the Year 2000 compliance of its critical internal software systems, including its financial, payroll and human resources systems and its telephone switch, and believes, based in part on certification from the vendors of such systems, that such systems are Year 2000 compliant. TSI does not expect to incur material costs in completing its Year 2000 assessment and remediation program. However, the discovery of previously undetected Year 2000 defects in TSI's products (including those licensed from third-party vendors), in third-party software required for customers to use TSI's products or in its internal software systems could damage TSI's business. Also, apprehension in the marketplace over Year 2000 compliance issues has led and may in the future lead businesses, including customers of TSI, to defer significant capital investments in information technology programs and software. They could elect to defer those investments either because they decide to focus their capital budgets on the expenditures necessary to bring their own existing systems into compliance or because they wish to purchase only software with a proven ability to process data after 1999.

SUBSEQUENT EVENTS

     On October 29, 1998, TSI entered into the Merger Agreement pursuant to which a wholly-owned subsidiary of Eclipsys will be merged into TSI, with TSI becoming a wholly-owned subsidiary of Eclipsys.

     On December 3, 1998, TSI completed its acquisition of HealthVISION by acquiring the approximately 80.5% of the outstanding capital stock of HealthVISION not already owned by TSI for cash in the amount of $25.6 million plus assumed liabilities of $9.3 million, net of cash acquired, plus an earn-out of up to $10.8 million if specified financial milestones are met. The acquisition will be accounted for as a purchase. HealthVISION's total revenues for the year ended December 31, 1997 and for the nine-month period ended September 30, 1998, were approximately $9.2 million and $9.4 million, respectively. HealthVISION incurred net losses of $11.1 million and $6.0 million for such periods, respectively. At September 30, 1998, HealthVISION employed approximately 150 persons in seven offices in the United States, Canada and Australia.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. TSI will be required to adopt the standard in the first quarter of its 1999 fiscal year, and does not believe this statement will have a material effect on TSI's financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standard No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information." Based on the management approach to segment reporting, SFAS No. 131 establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the countries in which the entity holds material assets and reports material revenue. TSI will be required to adopt the standard in the first quarter of its 1999 fiscal year, and does not believe this statement will have a material effect on TSI's financial disclosures.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for such instruments. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Currently, TSI has no such derivative holdings.

     On October 27, 1997, the AICPA Accounting Standards Executive Committee issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition." SOP 97-2 supersedes Statement of Position 91-1, "Software Revenue Recognition," and provides guidance on when and in what amounts revenue should be recognized for the licensing, selling, leasing, or marketing of computer software. SOP 97-2 is effective for transactions beginning in the first quarter of TSI's 1999 fiscal year. TSI is analyzing the impact of the SOP which may cause a deferral of revenue.

                     ECLIPSYS SPECIAL STOCKHOLDERS' MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to holders of Eclipsys Voting Common Stock in connection with the solicitation of proxies by the Board of Directors of Eclipsys (the "Eclipsys Board") for use at the Eclipsys Special Stockholders' Meeting to be held on December 30, 1998, at the Delray Beach Marriott, 10 North Ocean Boulevard, Delray Beach, Florida 33444, commencing at 10:00 a.m., local time, and at any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Eclipsys on or about December 7, 1998.

     Eclipsys' management does not expect a representative from Eclipsys' accountants to attend the Eclipsys Special Stockholders' Meeting.

MATTERS TO BE CONSIDERED

     At the Eclipsys Special Stockholders' Meeting, holders of Eclipsys Voting Common Stock will be asked to consider and vote upon the issuance of shares of Eclipsys Voting Common Stock in connection with the Merger. This matter is referred to as the "Eclipsys Voting Proposal."

BOARD OF DIRECTORS' RECOMMENDATIONS

     The Eclipsys Board has, by unanimous vote of all directors present, approved the Merger and the Merger Agreement and recommends a vote FOR approval of the Eclipsys Voting Proposal.

RECORD DATE AND VOTING

     Holders of record of shares of Eclipsys Voting Common Stock at the close of business on November 30, 1998 (the "Record Date") are entitled to notice of and to vote at the Eclipsys Special Stockholders' Meeting. At such date, there were 19,461,642 outstanding shares of Eclipsys Voting Common Stock, each of which is entitled to one vote at the Eclipsys Special Stockholders' Meeting, which shares were held by approximately 162 holders of record. The representation, in person or by properly executed proxy, of the holders of a majority of all of the shares of stock entitled to vote at the Eclipsys Special Stockholders' Meeting is necessary to constitute a quorum at the Eclipsys Special Stockholders' Meeting.

     The approval of the Eclipsys Voting Proposal will require the affirmative vote of the holders of a majority of the shares of Eclipsys Voting Common Stock present in person or represented by proxy and voting at the Eclipsys Special Stockholders' Meeting.

     Shares of Eclipsys Voting Common Stock, represented in person or by proxy, will be counted for the purpose of determining whether a quorum is present at the Eclipsys Special Stockholders' Meeting. Shares that abstain from voting as to a particular matter will be treated as shares that are present and entitled to vote at the Eclipsys Special Stockholders' Meeting for purposes of determining whether a quorum exists, but will not be counted as votes cast on such matter. If a broker or nominee holding stock in "street name" indicates on a proxy that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will be treated as present and entitled to vote at the Eclipsys Special Stockholders' Meeting for purposes of determining whether a quorum exists, but will not be counted as votes cast on such matter. Accordingly, in determining whether the Eclipsys Voting Proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will have no effect on the voting on such proposal.

     Stockholders of Eclipsys who have voting control over outstanding shares of Eclipsys Voting Common Stock representing 53.8% of the votes that may be cast at the Eclipsys Special Stockholders' Meeting have irrevocably appointed TSI as proxy to vote all shares of Eclipsys Voting Common Stock held by such stockholders, in favor of the Eclipsys Voting Proposal at the Eclipsys Special Stockholders' Meeting. In addition, directors and executive officers of Eclipsys who, together with their affiliates, may be deemed to have voting control over approximately 5.6% of the outstanding shares of Eclipsys Voting Common Stock not covered by the Voting Agreements described in the previous sentence, have advised Eclipsys that they intend to vote or direct the vote of all shares of Eclipsys Voting Common Stock over which they have voting control for approval of the Eclipsys Voting Proposal.

PROXIES

     This Joint Proxy Statement/Prospectus is being furnished to Eclipsys stockholders in connection with the solicitation of proxies by and on behalf of the Eclipsys Board for use at the Eclipsys Special Stockholders' Meeting, and is accompanied by a form of proxy.

     All shares of Eclipsys Voting Common Stock which are entitled to vote and are represented at the Eclipsys Special Stockholders' Meeting by properly executed proxies received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted for approval of the Eclipsys Voting Proposal.

     If any other matters are properly presented at the Eclipsys Special Stockholders' Meeting for consideration, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Eclipsys, at or before the taking of the vote at the Eclipsys Special Stockholders' Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Eclipsys before the taking of the vote at the Eclipsys Special Stockholders' Meeting, or (iii) attending the Eclipsys Special Stockholders' Meeting and voting in person (although attendance at the Eclipsys Special Stockholders' Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Eclipsys Corporation, 777 East Atlantic Avenue, Suite 200, Delray Beach, Florida 33483, Attention: Secretary, or hand delivered to the Secretary of Eclipsys at or before the taking of the vote at the Eclipsys Special Stockholders' Meeting.

     All expenses of Eclipsys' solicitation of proxies, including the cost of preparing and mailing this Joint Proxy Statement/Prospectus to Eclipsys stockholders, will be borne by Eclipsys. In addition to solicitation by use of the mails, proxies may be solicited from Eclipsys stockholders by directors, officers and employees of Eclipsys in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. In addition, Eclipsys has engaged MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for the Eclipsys Special Stockholders' Meeting. Such firm may solicit proxies in person or by means of telephone, facsimile or other means of communication. Such firm has been engaged on customary terms and fees paid to such firm will not be material. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Eclipsys will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

                       TSI SPECIAL STOCKHOLDERS' MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to holders of TSI Voting Common Stock in connection with the solicitation of proxies by the Board of Directors of TSI (the "TSI Board") for use at the TSI Special Stockholders' Meeting to be held on December 30, at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, 16th Floor, Boston, Massachusetts 02109, commencing at 10:00 a.m., local time, and at any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to Stockholders of TSI on or about December 7, 1998.

     TSI's management does not expect a representative of TSI's accountants to attend the TSI Special Stockholders' Meeting.

MATTERS TO BE CONSIDERED

     At the TSI Special Stockholders' Meeting, holders of TSI Voting Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger.

BOARD OF DIRECTORS' RECOMMENDATIONS

     The TSI Board has unanimously approved the Merger Agreement and the Merger and recommends a vote FOR approval and adoption of the Merger Agreement and the Merger.

RECORD DATE AND VOTING

     The TSI Board has fixed November 30, 1998 as the record date for the determination of the TSI stockholders entitled to notice of and to vote at the TSI Special Stockholders' Meeting. Accordingly, only holders of record of shares of TSI Voting and Non-Voting Common Stock on the Record Date are entitled to notice of the TSI Special Stockholders' Meeting and only holders of record of shares of TSI Voting Common Stock on the Record Date are entitled to vote at the TSI Special Stockholders' Meeting. As of the Record Date, there were outstanding and entitled to vote 18,047,762 shares of TSI Voting Common Stock (constituting all of the voting stock of TSI), which shares were held by approximately 30 holders of record. Each holder of record of shares of TSI Voting Common Stock on the Record Date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at the TSI Special Stockholders' Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of TSI Voting Common Stock entitled to vote at the TSI Special Stockholders' Meeting is necessary to constitute a quorum at the TSI Special Stockholders' Meeting.

     The approval and adoption of the Merger Agreement and Merger will require the affirmative vote of the holders of at least two-thirds of the shares of TSI Voting Common Stock outstanding on the Record Date.

     Shares of TSI Voting Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the TSI Special Stockholders' Meeting. Shares which abstain from voting as to a particular matter, and shares held by a broker or nominee in "street name" which indicates on a proxy that it does not have discretionary authority to vote as to a particular matter, will be treated as shares that are present and entitled to vote at the TSI Special Stockholders' Meeting for purposes of determining whether a quorum exists. Because the Merger Agreement must be approved by the holders of at least two-thirds of the shares of TSI Voting Common Stock outstanding on the Record Date, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.

     Certain stockholders of TSI, who have voting control over outstanding shares of TSI Voting Common Stock representing 34.4% of the votes that may be cast at the TSI Special Stockholders' Meeting, have irrevocably appointed Eclipsys as proxy to vote all shares of TSI Voting Common Stock held by such stockholders in favor of the proposal to approve the Merger Agreement and Merger at the TSI Special Stockholders' Meeting.

PROXIES

     This Joint Proxy Statement/Prospectus is being furnished to TSI stockholders in connection with the solicitation of proxies by and on behalf of the TSI Board for use at the TSI Special Stockholders' Meeting, and is accompanied by a form of proxy.

     All shares of TSI Voting Common Stock which are entitled to vote and are represented at the TSI Special Stockholders' Meeting by properly executed proxies received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted for approval and adoption of the Merger and the Merger Agreement.

     If any other matters are properly presented at the TSI Special Stockholders' Meeting for consideration, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Clerk of TSI, at or before the taking of the vote at the TSI Special Stockholders' Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Clerk of TSI before the taking of the vote at the TSI Special Stockholders' Meeting or (iii) attending the TSI Special Stockholders' Meeting and voting in person (although attendance at the TSI Special Stockholders' Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Transition Systems, Inc., One Boston Place, Boston, Massachusetts 02108,
Attention: Clerk, or hand delivered to the Clerk of TSI at or before the taking of the vote at the TSI Special Stockholders' Meeting.

     All expenses of TSI's solicitation of proxies, including the cost of mailing this Joint Proxy Statement/ Prospectus to TSI stockholders, will be borne by TSI. In addition to solicitation by use of the mails, proxies may be solicited from TSI stockholders by directors, officers and employees of TSI in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. In addition, TSI has engaged MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for the TSI Special Stockholders' Meeting. Such firm may solicit proxies in person or by means of telephone, facsimile or other means of communication. Such firm has been engaged on customary terms and fees paid to such firm will not be material. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and TSI will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

     TSI STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

     THE DISCUSSION IN THIS JOINT PROXY STATEMENT/PROSPECTUS OF THE MERGER AND THE PRINCIPAL TERMS OF THE MERGER AGREEMENT IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX A AND IS INCORPORATED HEREIN BY REFERENCE.

BACKGROUND TO THE MERGER

     In March 1998, TSI management began to consider whether, due to competitive pressures in the healthcare information technology industry, consolidation of competitors within this industry and other factors, TSI should investigate various strategic alternatives available to it, including a possible sale of TSI.

     On March 30, 1998, TSI retained BT Alex. Brown Incorporated ("BT Alex. Brown") to provide advisory and investment banking services to TSI with respect to its exploration of strategic alternatives, including the possible merger or sale of TSI, and authorized management and BT Alex. Brown to contact potential acquirors of TSI.

     From April through October, 1998, at the direction of TSI, representatives of BT Alex. Brown and TSI management had conversations from time to time with various companies concerning the possibility of a strategic alliance or business combination with TSI. These conversations were exploratory in nature and did not progress to the point of specific proposals that the TSI Board considered acceptable.

     On September 16, 1998, Mr. Harvey J. Wilson, the President, Chief Executive Officer and Chairman of the Board of Eclipsys, met over dinner with Mr. Robert
F. Raco, the President, Chief Executive Officer and Chairman of the Board of TSI, and Ms. Christine Shapleigh, Senior Vice President of Business Development for TSI, to explore the possibility of a strategic alliance between Eclipsys and TSI. Messrs. Wilson and Raco and Ms. Shapleigh determined and agreed that there were potential strategic advantages to a combination of Eclipsys and TSI, if mutually agreeable terms could be negotiated.

     On September 22, 1998, representatives of Eclipsys, TSI, General Atlantic Partners, LLC ("General Atlantic") and Warburg, Pincus Ventures, L.P. ("Warburg") met to explore the possibility of an alliance between the companies. Representatives of Eclipsys made a presentation to TSI and Warburg to familiarize them with the organization, business, products and services of Eclipsys.

     On September 24, 1998, Mr. Wilson wrote to Mr. Raco and Mr. Patrick T. Hackett, a director of TSI and a Managing Director of Warburg, to propose a business combination between Eclipsys and TSI.

     On September 30 and October 1, 1998, representatives of Warburg, General Atlantic, Eclipsys, TSI and BT Alex. Brown met to discuss the possibility of a business combination. Preliminary discussions were held relating to the valuation, structure and other terms for such a combination.

     On October 2, 1998, TSI and Eclipsys executed a confidentiality agreement, following which both TSI and Eclipsys began to share financial and other confidential information for use by the other company in its due diligence investigation.

     From October 5, 1998 through October 9, 1998, representatives and advisors of Eclipsys met at TSI's offices to conduct business, financial and legal due diligence reviews of TSI. On October 8 and October 9, 1998, TSI's management made presentations to Eclipsys representatives to familiarize them with the organization, business, products and services of TSI. On October 12, 1998, an initial draft of the Merger Agreement was distributed by Hale and Dorr LLP, outside counsel to Eclipsys ("Hale and Dorr").

     From October 14, 1998 through October 16, 1998, representatives and advisors of TSI met at Eclipsys' Atlanta office to conduct business, financial and legal due diligence reviews of Eclipsys and discussions with representatives of Eclipsys.

     On October 19, 1998, representatives of Eclipsys met with TSI customers in Ohio and California as part of the business due diligence review. On October 20, 1998 and October 21, 1998, representatives of
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

Eclipsys met with representatives and advisors of TSI at HealthVISION's headquarters in Santa Rosa, California, to conduct due diligence reviews of HealthVISION. Since early 1998, TSI had been engaged in discussions with HealthVISION regarding the acquisition by TSI of the 80.5% of the outstanding capital stock of HealthVISION not already owned by TSI.

     On October 21, 1998, Foley, Hoag & Eliot LLP, outside legal counsel to TSI ("Foley Hoag"), provided written comments on the initial draft of the Merger Agreement.

     On October 23, 1998, representatives of TSI, Warburg, Eclipsys, General Atlantic and BT Alex. Brown met to negotiate the principal business terms of the Merger.

     On October 24, 1998, the Eclipsys Board met telephonically to discuss the proposed merger. The Eclipsys Board reviewed with Eclipsys management and discussed, among other things, the status of the discussions with TSI, the strategic rationale for the combination, the benefits and risks associated with the combination, the proposed financial terms and conditions of the transaction, a schedule for completing the transaction, as well as the business and the prospects of the companies and other related issues. The Eclipsys Board authorized management to continue discussions with representatives of TSI regarding a possible business combination.

     On October 25, 1998, a revised draft of the Merger Agreement was distributed by Hale and Dorr.

     On October 26 and 27, 1998, representatives of Foley Hoag conducted additional legal due diligence reviews at Eclipsys' offices in Florida. On October 27 and October 28, 1998, representatives of Eclipsys met with HealthVISION customers in Florida and New York City as part of the business due diligence review.

     On October 26, 1998, the TSI Board met telephonically to discuss the proposed merger. The TSI Board reviewed with management and its legal and financial advisors, among other things, the status of the discussions with Eclipsys, the business and prospects of the two companies, the rationale for the combination and its benefits and risks, the proposed financial terms of the transaction and a schedule for completing it, and other related matters. The TSI Board authorized management to continue discussions with representatives of Eclipsys regarding a possible business combination.

     Over the course of October 26, 27 and 28, 1998, legal counsel and the executive officers of Eclipsys and TSI and representatives of Warburg, General Atlantic and BT Alex. Brown held further discussions regarding the terms of the proposed Merger Agreement and related documents, including the terms of the proposed Voting Agreements, the termination rights contained in the proposed Merger Agreement, the conditions upon which any termination fees would be payable and the amount of such fees, the rights of Eclipsys and TSI under the proposed Merger Agreement to consider and negotiate other acquisition proposals in certain circumstances and the representations, warranties and covenants to be made by Eclipsys and TSI. In addition, the management of both companies and their financial advisors continued to have further discussions regarding valuation issues relevant to negotiation of a mutually acceptable exchange ratio for the stock of TSI and Eclipsys, as well as other terms and conditions of a possible acquisition of TSI by Eclipsys.

     On October 27, 1998, the Eclipsys Board met telephonically to consider and vote upon the proposed Merger Agreement and the related agreements. At this specially scheduled meeting, (i) management of Eclipsys reported that an agreement had been reached as to the principal terms of the Merger Agreement, including the Exchange Ratio for the stock of Eclipsys and TSI, (ii) the Eclipsys Board considered reports from management, legal and financial advisors as to the results of their due diligence investigation of TSI, (iii) management responded to questions regarding various aspects of the proposed Merger, (iv) management reported on the status of TSI's negotiations with HealthVISION regarding the acquisition by TSI of the remaining 80.5% of the outstanding capital stock of HealthVISION not already owned by TSI, (v) Eclipsys' legal advisors reviewed the proposed definitive terms of the Merger Agreement and related documents, (vi) Morgan Stanley & Co. Incorporated ("Morgan Stanley") made a presentation to the Eclipsys Board regarding the Exchange Ratio, reviewed its detailed financial analysis and pro forma and other information with respect to the companies and delivered its oral opinion to the
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

effect that, as of such date, the Exchange Ratio was fair to Eclipsys from a financial point of view, which opinion was subsequently confirmed in writing (see "-- Opinions of Financial Advisors -- Eclipsys") and (vii) the Eclipsys Board, by unanimous vote of those present, approved the Merger, the Merger Agreement and related agreements.

     On October 28, 1998, the TSI Board met telephonically to consider and vote upon the proposed Merger and the Merger Agreement and the related agreements. At this specially scheduled meeting, (i) management of TSI reported that an agreement had been reached as to the principal terms of the Merger Agreement, including the Exchange Ratio for the stock of TSI and Eclipsys, (ii) the TSI Board considered reports from management, legal and financial advisors as to the results of their due diligence investigation of Eclipsys, (iii) management and TSI's financial and legal advisors responded to questions regarding various aspects of the proposed Merger, (iv) TSI's legal advisors held discussions regarding the TSI Board's fiduciary duties in considering a business combination and reviewed proposed definitive terms of the Merger Agreement and related documents, including the Voting Agreements, (v) BT Alex. Brown reviewed with the TSI Board the financial analyses performed by BT Alex. Brown in connection with its evaluation of the Exchange Ratio and delivered to the TSI Board its oral opinion (which was subsequently confirmed by delivery of a written opinion dated October 29, 1998, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of TSI Voting and Non-Voting Common Stock (see "-- Opinions of Financial Advisors -- TSI") and (vi) the TSI Board approved the Merger, the Merger Agreement and related agreements. At this meeting, the TSI Board also approved the HealthVISION Acquisition.

     In the evening of October 28, 1998, TSI and HealthVISION executed the definitive agreement relating to the acquisition by TSI of the 80.5% of the outstanding stock of HealthVISION not already owned by TSI (the "HealthVISION Acquisition").

     Early in the morning of October 29, 1998, the final version of the Merger Agreement was distributed to and executed by TSI, Eclipsys and Sub and Voting Agreements were executed by certain management personnel and a principal stockholder of TSI and by certain principal stockholders of Eclipsys. Prior to the opening of trading on the Nasdaq National Market, Eclipsys and TSI issued a joint press release announcing the Merger.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Eclipsys Board has, by unanimous vote of those present, determined that the Merger is in the best interests of Eclipsys and its stockholders and recommends that the stockholders of Eclipsys vote "FOR" approval of the Eclipsys Voting Proposal for the reasons set forth below.

     The TSI Board has unanimously determined that the Merger is in the best interests of TSI and its stockholders and recommends that the stockholders of TSI vote "FOR" approval and adoption of the Merger and the Merger Agreement for the reasons set forth below.

REASONS FOR THE MERGER

     JOINT REASONS FOR THE MERGER

     We believe that the Merger, by combining the complementary product offerings, customer bases and other resources of our companies, will position the combined company to enjoy greater growth and earnings than either company would have experienced individually. The Eclipsys and TSI Boards identified a number of potential benefits of the Merger which they believe could contribute to the success of the combined company and therefore benefit the stockholders of both companies, including the following:

     - The Boards believe that the Merger will enable the combined company to offer a broader range of products, product features and technical solutions for customers, enhancing the competitive strength of the combined company and increasing its ability to satisfy the requirements of existing and new customers.

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

     - The Boards believe that the Merger will combine the highly complementary customer bases of the two companies, resulting in more diverse and stronger revenue sources and an enhanced ability to cross-market existing products of each company to the customer base of the other company, as well as the ability to market new products to a larger combined customer base.

     - The Boards believe that the Merger will enable the combined company to achieve efficiencies and economies of scale in product development, sales and marketing, customer service, administration and other areas, which could not be achieved by either company independently.

     - The Boards believe that the Merger, by providing the combined company with substantially greater financial and other resources, will enhance the opportunity for the potential realization of the strategic objectives of both companies and increase the combined company's ability to compete more effectively in the highly competitive healthcare information technology industry.

     ECLIPSYS' REASONS FOR THE MERGER

     In reaching its conclusion to approve the Merger Agreement, the Eclipsys Board considered the factors described above under "-- Joint Reasons for the Merger," as well as the opportunity of the Eclipsys stockholders to participate in the potential growth of the combined company after the Merger.

     In the course of its deliberations during the Eclipsys Board meetings held on October 24 and October 27, 1998, the Eclipsys Board considered and reviewed with management a number of factors relevant to the Merger, including, but not limited to, the following: (i) historical information concerning Eclipsys' and TSI's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations filed during the most recent fiscal year and fiscal quarter for each company with the Securities and Exchange Commission (the "Commission"); (ii) the financial condition, results of operations and businesses of Eclipsys and TSI before and after giving effect to the Merger; (iii) current financial market conditions and historical market prices, volatility and trading information with respect to the TSI Voting Common Stock and the Eclipsys Voting Common Stock; (iv) the consideration to be received by TSI's stockholders in the Merger and the relationship between the market value of the Eclipsys Voting Common Stock to be issued in exchange for each share of TSI Voting and Non-Voting Common Stock and a comparison of comparable merger transactions; (v) the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (vi) the prospects of Eclipsys as an independent company; (vii) detailed financial analysis and pro forma and other information with respect to the companies presented by Morgan Stanley to the Eclipsys Board, including Morgan Stanley's opinion that, as of such date, the Exchange Ratio was fair to Eclipsys from a financial point of view (a copy of this opinion is annexed hereto as Annex B and stockholders are urged to review it carefully); and (viii) reports from management, legal and financial advisors as to the results of the due diligence investigation of TSI. The Eclipsys Board also considered the terms of the proposed Merger Agreement, including the possible effects of the provisions regarding termination fees. In addition, the Eclipsys Board noted that the Merger is expected to be accounted for as a pooling of interests under U.S. GAAP and that no goodwill is expected to be created on the books of Eclipsys as a result thereof.

     The Eclipsys Board also considered a number of potential risks relating to the Merger, including (i) the risk that the synergies and benefits sought in the Merger would not be fully achieved, (ii) the risk that the Merger would not be consummated, and the effect of the public announcement of the Merger on the market price of Eclipsys Voting Common Stock, (iii) the risk that the announcement of the Merger would result in a certain degree of disruption in Eclipsys' and TSI's marketing efforts, (iv) the substantial charges expected to be incurred by Eclipsys in connection with the Merger and (v) various other risks, including the risks described under "Risk Factors" herein. The Eclipsys Board believed that these risks were outweighed by the potential benefits to be realized from the Merger.

     The foregoing discussion of the information and factors considered by the Eclipsys Board is not intended to be exhaustive but is believed to include all material factors considered by the Eclipsys Board.
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

In view of the wide variety of information and factors considered, the Eclipsys Board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

     TSI'S REASONS FOR THE MERGER

     In reaching its conclusion to approve the Merger Agreement, the TSI Board considered the factors described above under "-- Joint Reasons for the Merger," as well as the opportunity of the TSI stockholders to participate in the potential growth of the combined company after the Merger.

     In the course of its deliberations during TSI Board meetings held on October 26 and 28, 1998, the TSI Board considered and reviewed with management a number of factors relevant to the Merger, including, but not limited to, the following: (i) historical information concerning TSI's and Eclipsys' respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company with the Commission; (ii) the financial condition, results of operations and businesses of TSI and Eclipsys before and after giving effect to the Merger; (iii) current financial market conditions and historical market prices, volatility and trading information with respect to the TSI Voting Common Stock and the Eclipsys Voting Common Stock and the limited trading history of Eclipsys Voting Common Stock; (iv) the consideration to be received by TSI's stockholders in the Merger and the relationship between the market value of the Eclipsys Voting Common Stock to be issued in exchange for each share of TSI Voting and Non-Voting Common Stock and a comparison of comparable merger transactions; (v) the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (vi) the prospects of TSI as an independent company; (vii) the potential for other third parties to enter into strategic relationships with or to acquire TSI; (viii) reports from management, legal and financial advisors as to the results of TSI's due diligence investigation of Eclipsys; (ix) the financial presentation of BT Alex. Brown to the TSI Board, including its opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of TSI Voting and Non-Voting Common Stock; and (x) the impact of the Merger on TSI's customers and employees. The TSI Board also considered the terms of the proposed Merger Agreement regarding TSI's rights to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions regarding termination fees.

     The TSI Board also considered a number of potential risks relating to the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger might not be consummated and the effect of the public announcement of the Merger on (a) TSI's sales, operating results and stock price, (b) TSI's ability to attract and retain key management, sales, marketing, product development and technical personnel and (c) progress of certain development projects; (iii) the substantial charges to be incurred in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger; (iv) the risk that despite the efforts of the Surviving Corporation, key technical and management personnel might not remain employed by the Surviving Corporation; (v) risks associated with fluctuations in Eclipsys' stock price prior to closing of the Merger; and (vi) various other risks, including the risks described under "Risk Factors" herein. The TSI Board believed that these risks were outweighed by the potential benefits of the Merger.

     The foregoing discussion of the information and factors considered by the TSI Board is not intended to be exhaustive but is believed to include all material factors considered by the TSI Board. In view of the wide variety of information and factors considered, the TSI Board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

OPINIONS OF FINANCIAL ADVISORS

     ECLIPSYS

     Eclipsys retained Morgan Stanley to render a financial opinion letter (the "Morgan Stanley Opinion") to the Eclipsys Board in connection with the Merger and related matters based upon Morgan Stanley's qualifications, expertise and reputation. On October 28, 1998, Morgan Stanley rendered an oral opinion, which was subsequently confirmed in writing, to the Eclipsys Board that, as of such date, and based upon and subject to the considerations set forth in the written opinion, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Eclipsys.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION, DATED AS OF OCTOBER 28, 1998, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/ PROSPECTUS. THE MORGAN STANLEY OPINION IS DIRECTED TO THE ECLIPSYS BOARD AND THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO ECLIPSYS AS OF THE DATE OF SUCH OPINION AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY ECLIPSYS STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE ECLIPSYS SPECIAL STOCKHOLDERS' MEETING HELD IN CONNECTION WITH THE MERGER. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MORGAN STANLEY OPINION ATTACHED AS ANNEX B HERETO. STOCKHOLDERS OF ECLIPSYS ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY.

     In arriving at the Morgan Stanley Opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of TSI and Eclipsys; (ii) reviewed certain internal financial statements and other financial and operating data concerning TSI and Eclipsys prepared by the managements of TSI and Eclipsys, respectively; (iii) discussed the past and current operations and financial condition and the prospects of TSI with senior executives of TSI; (iv) discussed the past and current operations and financial condition and the prospects of Eclipsys, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Eclipsys; (v) discussed with the senior managements of TSI and Eclipsys certain research analyst projections for TSI and Eclipsys, respectively; (vi) reviewed the pro forma impact of the Merger on Eclipsys' earnings per share and other financial ratios; (vii) reviewed the reported prices and trading activity for the TSI Voting Common Stock and the Eclipsys Voting Common Stock; (viii) compared the financial performance of TSI and Eclipsys and the prices and trading activity of the TSI Voting Common Stock and the Eclipsys Voting Common Stock with that of certain other comparable publicly-traded companies and their securities; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (x) participated in discussions among representatives of TSI and Eclipsys and their financial and legal advisors; (xi) reviewed the draft Merger Agreement dated October 21, 1998 and certain related documents; and (xii) performed such other analyses as Morgan Stanley deemed appropriate.

     In arriving at the Morgan Stanley Opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of TSI and Eclipsys, respectively. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger would be accounted for as a "pooling-of-interests" business combination in accordance with U.S. GAAP and the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Code. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of TSI, nor was Morgan Stanley furnished with any such appraisals. The Morgan Stanley Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the Morgan Stanley Opinion.

     The following is a summary of certain of the financial analyses performed by Morgan Stanley in connection with its rendering the Morgan Stanley Opinion to the Eclipsys Board on October 28, 1998.

     Historical Common Stock Performance. Morgan Stanley's analysis of TSI Voting Common Stock performance consisted of an historical analysis of closing prices and trading volumes over the period from April 18, 1996 to October 23, 1998. During that period, based on closing prices on the Nasdaq National Market, TSI Voting Common Stock achieved a high closing price of $35.63 on May 21, 1996 and a low closing price of $6.50 on October 7, 1998. Additionally, Morgan Stanley noted that TSI Voting Common Stock closed at a price of $8.75 on October 23, 1998.

     Morgan Stanley's analysis of Eclipsys Voting Common Stock performance consisted of an historical analysis of closing prices and trading volumes over the period from August 7, 1998 (the date of the Eclipsys IPO) to October 23, 1998. During that period, based on closing prices on the Nasdaq National Market, Eclipsys Voting Common Stock achieved a high closing price of $25.45 on October 20, 1998 and a low closing price of $11.88 on August 31, 1998. Morgan Stanley noted that Eclipsys Voting Common Stock closed at a price of $24.88 on October 23, 1998.

     Comparative Stock Price Performance. Morgan Stanley performed an historical analysis of closing prices from August 7, 1997 to October 23, 1998 of TSI Voting Common Stock, the S&P 500 Index and an index of comparable healthcare information services companies ("Comparable Companies") consisting of Cerner Corp., HBO & Co., IDX Systems Corp. and SMS. Morgan Stanley observed that over this period, TSI Voting Common Stock decreased 65%, the S&P 500 Index increased 4% and the index of the Comparable Companies increased 19%.

     Morgan Stanley also performed an historical analysis of closing prices from August 7, 1998 to October 23, 1998 of Eclipsys Voting Common Stock, the S&P 500 Index and the Comparable Companies. Morgan Stanley observed that over the period from August 7, 1998 to October 23, 1998, Eclipsys Voting Common Stock increased 19%, the S&P 500 Index decreased 10% and the index of Comparable Companies decreased 10%.

     Comparable Public Company Analysis. As part of its analysis, Morgan Stanley compared certain publicly available financial information of certain comparable companies, including HBO & Co., IDX Systems Corp., Medical Manager Corporation, Cerner Corp., Quadramed, MECON and SMS ("Information Services Comparable Companies"). Morgan Stanley then compared this information to the financial performance of TSI and Eclipsys. Such financial information included price to earnings multiples, the ratio of the price to earnings multiple to the forecasted long-term earnings growth rate, and the aggregate value to revenue multiple, based on First Call median EPS forecasts and research analysts' mid-range and low estimates of forward operating performance.

     Such analyses indicated that as of October 23, 1998 and based on the mid-range estimates, TSI Voting Common Stock traded at 20.6 times mid-range forecasted earnings for the calendar year 1998, 16.2 times mid-range forecasted earnings for the calendar year 1999, (representing a multiple of 0.6 times its forecasted, long-term earnings growth rate), and aggregate value represented 2.9 times mid-range forecasted revenues for the calendar year 1998. In addition, the analyses indicated that as of October 23, 1998 and based on the mid-range estimates, Eclipsys Voting Common Stock traded at 77.7 times forecasted earnings for the calendar year 1998, 42.9 times forecasted earnings for the calendar year 1999, (representing a multiple of 2.1 times its forecasted, long-term earnings growth rate), and market capitalization represented 4.3 times forecasted revenues for the calendar year 1998. These multiples compared to a range of multiples based on 1998 forecasted earnings (16.3 to 33.7 times), 1999 earnings (13.0 to 17.0 times), the ratio of the price to 1999 earnings multiple to the forecasted long-term growth

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

rates (0.7 to 1.2 times), and multiple of aggregate value to forecasted revenues (1.3 to 6.8 times) for the Information Services Comparable Companies.

     No company utilized in the comparable public company analysis or the comparable stock price performance analysis is identical to TSI or Eclipsys. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of TSI or Eclipsys and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TSI or Eclipsys, such as the impact of competition on TSI or Eclipsys and the industry generally, industry growth and/or technological change and the absence of any material adverse change in the financial condition and prospects of TSI or Eclipsys or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using comparable company data.

     Discounted Equity Analysis. Morgan Stanley performed an analysis of the present value per share of TSI Voting Common Stock's respective future trading prices based on ranges of the following assumptions: a range of earnings per share estimates for the years 2000 and 2001; illustrative multiples of earnings per share, ranging from 16.0 to 20.0; and illustrative discount rates, ranging from 12.0% to 18.0%. Based on these assumptions, Morgan Stanley calculated the present value of future theoretical trading values, ranging from approximately $6 per share to $16 per share.

     Analysis of Selected Precedent Transactions. Using publicly available information, Morgan Stanley reviewed the terms of certain announced, pending or completed healthcare information services acquisition transactions (collectively, the "Healthcare Information Services Transactions"). For the Healthcare Information Services Transactions, the median multiple of aggregate value to trailing revenues was approximately 4.0.

     No transaction utilized as a comparison in the analysis of selected precedent transactions is identical to the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition value of the companies to which it is being compared. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, global business, economic, market and financial conditions and other matters, many of which are beyond the control of TSI, such as the impact of competition on TSI and the industry generally, and the absence of any adverse material change in the financial conditions and prospects of TSI or the industry or the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using precedent transactions data.

     Exchange Ratio Analysis. Morgan Stanley analyzed the ratio of closing prices per share of TSI Voting Common Stock and Eclipsys Voting Common Stock from August 7, 1998 to October 23, 1998. Morgan Stanley observed that the implied exchange ratio had averaged 0.44 since August 7, 1998, 0.39 over the last month period prior to October 23, 1998, and 0.39 over the last two weeks prior to October 23, 1998. Morgan Stanley also observed that the implied exchange ratio based on the closing market prices of TSI Voting Common Stock and Eclipsys Voting Common Stock on October 23, 1998 was 0.35.

     Pro Forma Analysis of the Merger. Morgan Stanley performed certain pro forma analyses of the Merger on the earnings per share of the combined company in 1999 and 2000. The pro forma results were based on projected earnings and cash flow derived from First Call estimates for TSI and Eclipsys. The pro forma analysis also took into account the synergies and cost savings expected to be derived from the Merger as estimated by management of Eclipsys. Morgan Stanley noted that the Merger would be accretive to Eclipsys' earnings per share in 1999 and 2000.

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

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley Opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of TSI or Eclipsys.

     In performing its analysis, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TSI or Eclipsys. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness of the exchange ratio pursuant to the Merger Agreement from a financial point of view to Eclipsys and were provided to the Eclipsys Board in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which TSI or Eclipsys might actually be sold. In addition, as described above, the Morgan Stanley Opinion was one of many factors taken into consideration by the Eclipsys Board in making its determination to approve the Merger.

     Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage and financing activities, Morgan Stanley and its affiliates may, at any time, have a long or short position in, and buy and sell the debt or equity securities and senior loans of TSI or Eclipsys for its account or the account of its customers. Morgan Stanley and its affiliates have, in the past, provided financial advisory services to Eclipsys and have received fees for the rendering of such services.

     Pursuant to a letter agreement dated October 23, 1998 between Eclipsys and Morgan Stanley, Eclipsys has agreed to pay Morgan Stanley a fee for rendering the Morgan Stanley Opinion to the Eclipsys Board in connection with the business combination. In addition, Eclipsys has agreed to reimburse Morgan Stanley for its expenses related to the engagement and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities under federal securities laws, and expenses, related to or arising out of Morgan Stanley's engagement and the transactions in connection therewith.

  TSI

     TSI engaged BT Alex. Brown to act as its exclusive financial advisor in connection with the Merger. On October 28, 1998, at a meeting of the TSI Board held to evaluate the proposed Merger, BT Alex. Brown rendered to the TSI Board an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated October 29, 1998, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of TSI Voting and Non-Voting Common Stock.

     THE FULL TEXT OF THE WRITTEN OPINION OF BT ALEX. BROWN DATED OCTOBER 29, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. BT ALEX. BROWN'S OPINION IS DIRECTED TO THE TSI BOARD, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW

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

SUCH STOCKHOLDER SHOULD VOTE AT THE TSI SPECIAL STOCKHOLDERS' MEETING. THE SUMMARY OF THE OPINION OF BT ALEX. BROWN IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED AS ANNEX C HERETO. HOLDERS OF TSI VOTING AND NON-VOTING COMMON STOCK ARE URGED TO, AND SHOULD, READ THE BT ALEX. BROWN OPINION CAREFULLY AND IN ITS ENTIRETY.

     In connection with BT Alex. Brown's role as financial advisor to TSI, and in arriving at its opinion, BT Alex. Brown reviewed certain publicly available financial and other information concerning TSI and Eclipsys and certain internal analyses and other information furnished to or discussed with BT Alex. Brown by TSI, Eclipsys and their respective advisors. BT Alex. Brown also held discussions with members of the senior management of TSI and Eclipsys regarding the business and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Alex. Brown (i) reviewed the reported prices and trading activity for TSI Voting Common Stock and Eclipsys Voting Common Stock, (ii) compared certain financial and stock market information for TSI and Eclipsys with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which BT Alex. Brown deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as BT Alex. Brown deemed appropriate. In connection with its engagement, BT Alex. Brown was authorized to approach, and held discussions with, certain third parties to solicit indications of interest with respect to the acquisition of TSI.

     BT Alex. Brown did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to BT Alex. Brown, concerning TSI, Eclipsys and the combined company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown assumed and relied upon the accuracy and completeness of all such information and BT Alex. Brown did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of TSI or Eclipsys. With respect to financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown assumed that they were prepared on bases reflecting reasonable estimates and judgments as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to BT Alex. Brown as of, the date of its opinion.

     For purposes of rendering its opinion, BT Alex. Brown assumed that, in all respects material to its analysis, the representations and warranties of TSI, Eclipsys and Sub contained in the Merger Agreement are true and correct, TSI, Eclipsys and Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of TSI, Eclipsys and Sub to consummate the Merger will be satisfied without any waiver thereof. BT Alex. Brown also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either TSI or Eclipsys is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on TSI or Eclipsys or materially reduce the contemplated benefits of the Merger to TSI. In addition, BT Alex. Brown was informed by the TSI Board, and accordingly for purposes of rendering its opinion BT Alex. Brown assumed, that the Merger will qualify as a tax-free reorganization for federal income tax purposes and will be accounted for as a pooling-of-interests. BT Alex. Brown did not express an opinion as to the price at which Eclipsys Voting Common Stock will trade at any time. No other limitations were imposed by the TSI Board upon

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

BT Alex. Brown with respect to the investigations made or the procedures followed by it in rendering its opinion.

     The following is a summary of the material analyses underlying BT Alex. Brown's opinion given to the TSI Board in connection with the Merger:

     Analysis of Selected Public Companies. BT Alex. Brown compared certain financial and stock market information for TSI and the following selected publicly held companies in the healthcare information technology industry: DAOU Systems, Inc., HCIA Inc., Healthcare Recoveries, Inc., Health Management Systems, Inc., Mecon, Inc., National Research Corporation, Oacis Healthcare Holdings Corp., ProxyMed, Inc., and Sunquest Information Systems, Inc. (collectively, the "Selected Companies"). BT Alex. Brown calculated equity market values as multiples of, among other things, latest 12 months and estimated calendar years 1998 and 1999 net income, and adjusted market values (equity market value, plus debt, less cash) as multiples of, among other things, latest 12 months EBITDA and earnings before interest and taxes ("EBIT"). All multiples were based on closing stock prices on October 23, 1998. Net income estimates for TSI and the Selected Companies were based on analysts' estimates as reported by I/B/E/S, a market research database. This analysis indicated for the Selected Companies a range of (i) implied equity market value multiples of latest 12 months and estimated calendar 1998 and 1999 net income of 12.0x to 32.8x (with a mean of 22.6x), 10.2x to 28.4x (with a mean of 17.2x) and 6.7x to 18.4x (with a mean of 12.1x), respectively, and (ii) implied adjusted market value multiples of latest 12 months revenues, EBITDA and EBIT of 0.5x to 6.0x (with a mean of 1.7x), 3.2x to 11.7x (with a mean of 7.5x) and 4.7x to 20.0x (with a mean of 11.7x), respectively. Based on the closing price of Eclipsys Voting Common Stock on October 23, 1998, the Exchange Ratio equated to implied multiples for TSI of latest 12 months and estimated calendar 1998 and 1999 net income of 36.3x, 24.0x and 18.0x, respectively, and latest 12 months revenues, EBITDA and EBIT of 4.4x, 12.0x and 13.3x, respectively.

     Analysis of Recent Mergers and Acquisitions. BT Alex. Brown reviewed the purchase prices and implied transaction multiples in eight selected merger and acquisition transactions effected in the healthcare information technology industry since January 1, 1995 (the "Selected Transactions"). All multiples were based on publicly available information at the time of announcement of the relevant transaction. BT Alex. Brown calculated equity purchase price multiples of, among other things, latest 12 months and one-year forward net income, and adjusted purchase price multiples of latest 12 months revenues, EBITDA and EBIT. This analysis indicated for the Selected Transactions a range of (i) implied equity purchase price multiples of latest 12 months and one-year forward net income of 21.9x to 64.7x (with a mean of 42.9x) and 20.8x to 43.7x (with a mean of 32.0x), respectively, and (ii) implied adjusted purchase price multiples of latest 12 months revenues, EBITDA and EBIT of 1.5x to 3.4x (with a mean of 2.3x), 6.3x to 25.6x (with a mean of 17.5x) and 9.1x to 40.4x (with a mean of 24.9x), respectively. Based on the closing price of Eclipsys Voting Common Stock on October 23, 1998, the Exchange Ratio equated to implied multiples for TSI of latest 12 months and one-year forward net income of 36.3x and 19.1x, respectively, and latest 12 months revenues, EBITDA and EBIT of 4.4x, 12.0x and 13.3x, respectively.

     Discounted Cash Flow Analyses. BT Alex. Brown performed separate discounted cash flow analyses for each of TSI and Eclipsys to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that each of TSI and Eclipsys could generate over the fiscal years 1999 through 2003, based on extrapolated analysts' estimates as reported by I/B/E/S. The stand-alone discounted cash flow analysis was determined by (i) adding (x) the present value of the projected free cash flows over the fiscal years 1999 through 2003 and (y) the present value of the estimated terminal values in fiscal year 2003 and (ii) subtracting the current net debt for TSI and Eclipsys, respectively. The range of estimated terminal values for TSI and Eclipsys was calculated by applying terminal value multiples ranging from 6.5x to 8.5x for TSI and 15.0x to 17.0x for Eclipsys to the projected fiscal year 2003 EBITDA of TSI and Eclipsys, respectively. The cash flows and terminal values were discounted to present value using discount rates ranging from 17% to 19% for TSI and discount rates ranging from 15% to 17% for Eclipsys. This analysis yielded an implied equity reference range for Eclipsys Voting Common Stock of approximately $31.03 to $37.20 per share, as compared to the closing price of Eclipsys Voting Common Stock on October 23, 1998
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

of $24.88. This analysis yielded an implied equity reference range for TSI Voting Common Stock of approximately $11.62 to $14.52 per share, as compared to the equity value implied by the Exchange Ratio of approximately $13.06 based on the closing price of Eclipsys Voting Common Stock on October 23, 1998.

     Premium Analysis. BT Alex. Brown analyzed, among other things, the (i) premiums paid in 100 change of control transactions having transaction values of between approximately $100 and $400 million effected since January 1, 1996, which indicated a range of premiums, based on the target company's stock price one day and one month prior to public announcement of the transaction, of approximately (26.7)% to 88.9% (with a mean of 26.7%) and (21.7)% to 105.6%
(with a mean of 38.4%), respectively, (ii) premiums paid in 22 change of control transactions involving healthcare companies having transaction values between approximately $100 million and $400 million, which indicated a range of premiums, based on the target company's stock price one day and one month prior to public announcement of the transaction, of approximately (26.7)% to 80.5% (with a mean of 25.5%) and (17.5)% to 87.2% (with a mean of 41.1%), respectively, and (iii) premiums paid in four change of control transactions involving healthcare information technology companies having transaction values between approximately $83 million and $177 million, which indicated a range of premiums, based on the target company's stock price one day and one month prior to public announcement of the transaction, of approximately 1.4% to 38.6% (with a mean of 15.5%) and 14.2% to 78.3% (with a mean of 40.8%), respectively. The implied premiums payable in the Merger based on the closing price of Eclipsys Voting Common Stock one day and one month prior to public announcement of the Merger were approximately 49.3% and 44.0%, respectively.

     Historical Exchange Ratio Analysis. BT Alex. Brown compared the Exchange Ratio with the ratio of the closing prices of TSI Voting Common Stock and Eclipsys Voting Common Stock on October 23, 1998 and the historical ratio of the average daily closing prices of TSI Voting Common Stock and Eclipsys Voting Common Stock over the five-day, 10-day, 20-day, 30-day, 40-day and 50-day periods ended October 23, 1998 (collectively, the "Market Exchange Ratios"). The Market Exchange Ratios on October 23, 1998 and during such periods were 0.3518, 0.3672, 0.3831, 0.3809, 0.4033, 0.4172 and 0.4295, respectively, as compared to the Exchange Ratio of 0.525. The implied premiums derived by comparing the Market Exchange Ratios to the Exchange Ratio do not necessarily reflect the underlying market value of either TSI Voting Common Stock or Eclipsys Voting Common Stock or how the TSI Voting Common Stock, Eclipsys Voting Common Stock or the common stock of the pro forma combined company may trade in the future.

     Pro Forma Merger Analysis. BT Alex. Brown analyzed, among other things, the pro forma effects of the Merger on the earnings per share (the "EPS") of Eclipsys in calendar years 1999 and 2000 based on analysts' estimates as reported by I/B/E/S, both before and after giving effect to certain cost savings and other potential synergies anticipated by the managements of TSI and Eclipsys to result from the Merger (excluding non-recurring costs resulting from the Merger). This analysis indicated that the Merger could be accretive to the EPS of Eclipsys in each of the calendar years analyzed both before and after giving effect to potential synergies and other cost savings anticipated by the managements of TSI and Eclipsys to result from the Merger (excluding non-recurring costs resulting from the Merger). BT Alex. Brown also analyzed the potential pro forma effect of the Merger on TSI's EPS during calendar years 1999 and 2000 relative to TSI on a stand-alone basis. This analysis indicated that the Merger could be dilutive to TSI's EPS in calendar years 1999 and 2000. The actual operating or financial results achieved by the pro forma combined company may vary from projected results and variations may be material as a result of business and operational risks, the timing and amount of synergies, the costs associated with achieving such synergies and other factors.

     Contribution Analysis. BT Alex. Brown analyzed the relative contributions of TSI and Eclipsys to, among other things, the net income, revenues, EBITDA and EBIT of the pro forma combined company for the 12 month period ended June 30, 1998, the estimated net income of the pro forma combined company for calendar years 1999 and 2000 based on analysts' estimates as reported by I/B/E/S and the estimated book value of the pro forma combined company as of June 30, 1998, and compared such contributions to the pro forma ownership of the current holders of TSI Common Stock in the pro forma
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

combined company. This analysis indicated that (i) for the 12 month period ended June 30, 1998, TSI would have contributed approximately 29.5% of revenues, 44.9% of EBITDA and 100.0% of EBIT for the pro forma combined company; (ii) in calendar years 1999 and 2000, TSI would contribute approximately 52.9% and 48.9%, respectively, of the net income for the pro forma company, and (iii) as of June 30, 1998, TSI would contribute approximately 62.0% of book value for the pro forma combined company. A contribution percentage for the latest 12 month period net income was not meaningful as the pro forma combined company had negative data for such operating measure. Based on the Exchange Ratio of 0.525, current holders of TSI Voting and Non-Voting Common Stock would own approximately 32.7% of the pro forma combined company upon consummation of the Merger.

     Other Factors. In rendering its opinion, BT Alex. Brown also reviewed and considered, among other things: (i) historical and projected financial data for TSI and Eclipsys; (ii) historical market prices and trading volumes for TSI Voting Common Stock and Eclipsys Voting Common Stock and the relationship between movements in TSI Voting Common Stock, the movements in the common stock of the Selected Companies and movements in the S&P 500 Index and (iii) selected analysts' reports on TSI and Eclipsys, including EPS and growth rate estimates of such analysts for TSI and Eclipsys.

     The summary set forth above does not purport to be a complete description of the opinion of BT Alex. Brown to the TSI Board or the financial analyses performed and factors considered by BT Alex. Brown in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BT Alex. Brown believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In performing its analyses, BT Alex. Brown made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TSI and Eclipsys. No company, transaction or business used in such analyses as a comparison is identical to TSI, Eclipsys, the pro forma combined company or the proposed Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the Merger, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     The type and amount of consideration payable in the Merger was determined through negotiation between TSI and Eclipsys. Although BT Alex. Brown provided financial advice to TSI during the course of these negotiations, the decision to enter into the Merger was solely that of the TSI Board. BT Alex. Brown's opinion and financial analyses were only one of many factors considered by the TSI Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the TSI Board or the management of TSI with respect to the Exchange Ratio or the Merger.

     Pursuant to the terms of BT Alex. Brown's engagement, TSI has agreed to pay BT Alex. Brown an aggregate financial advisory fee equal to 0.8% of the aggregate consideration (including liabilities assumed) payable in connection with the Merger, a significant portion of which is contingent upon consummation of the Merger. In addition, TSI has agreed to reimburse BT Alex. Brown for its reasonable travel and other out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify BT Alex. Brown and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

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

     BT Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. TSI selected BT Alex. Brown based on BT Alex. Brown's reputation, expertise and familiarity with TSI. BT Alex. Brown and its affiliates have in the past provided financial services to TSI unrelated to the proposed Merger, for which services BT Alex. Brown and its affiliates have received compensation. BT Alex. Brown maintains a market in TSI Voting Common Stock and regularly publishes research reports regarding the businesses and securities of TSI and other publicly traded companies in the healthcare information technology industry. In the ordinary course of business, BT Alex. Brown may actively trade or hold the securities and other instruments and obligations of TSI and Eclipsys for its own account and the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     If the Merger is completed, two directors of TSI, Robert F. Raco and Patrick T. Hackett will be appointed to serve on the Eclipsys Board of Directors.

     Eclipsys has agreed to certain indemnification and insurance arrangements for existing and former directors and officers of TSI. From and after the Effective Time, Eclipsys has agreed to, and will cause the Surviving Corporation to agree to, indemnify each present and former director and officer of TSI against any costs or expenses incurred in connection with claims arising out of or pertaining to matters occurring prior to the Effective Time. In addition, for a period of three years after the Effective Time, Eclipsys has agreed to cause the Surviving Corporation to maintain a directors' and officers' liability insurance policy for the benefit of the directors and officers of TSI who were covered by TSI's policy immediately prior to the Effective Time, with coverage in an amount and scope at least as favorable as TSI's existing coverage; provided that neither Eclipsys nor the Surviving Corporation shall be required to expend in excess of 200% of the annual premium paid by TSI as of the date of the Merger Agreement for such coverage except to the extent any excess amount is attributable to Eclipsys' claims history or price increases in the market that are unrelated to TSI specifically. If the premium at any time exceeds such limitation, the Surviving Corporation will maintain insurance policies that provide the maximum and best coverage available at an annual premium equal to such limitation. If any legal action has been pending at any time subsequent to the second anniversary of the Effective Time against any person currently covered by TSI's directors' and officers' liability insurance policy and such pending action would be covered in whole or in part by such policy, the Surviving Corporation will continue to maintain such policy in effect (subject to the limitations above) until the fifth anniversary of the Effective Time.

     In addition, Eclipsys has agreed to arrange for certain registration rights for Warburg following the Merger. See "Description of Eclipsys Capital
Stock -- Registration Rights."

OWNERSHIP AND VOTING OF STOCK

     As of the Record Date, directors and executive officers of Eclipsys and their affiliates may be deemed to have voting control over approximately 59.4% of the outstanding shares of Eclipsys Voting Common Stock. See "Principal Stockholders of Eclipsys."

     As of the Record Date, directors and executive officers of TSI and their affiliates may be deemed to have voting control over approximately 34.9% of the outstanding shares of TSI Voting Common Stock. See "Principal Stockholders of TSI."

     Warburg, Pincus Ventures, L.P., Robert F. Raco, Christine Shapleigh and Donald C. Cook have each entered into Voting Agreements, dated as of October 29, 1998, with Eclipsys pursuant to which they have agreed to vote all shares of TSI Voting Common Stock over which they exercise voting control (an aggregate of 6,212,583 shares of TSI Voting Common Stock on the Record Date) in favor of approval and adoption of the Merger Agreement and the Merger.

     General Atlantic Partners 28, L.P., General Atlantic Partners 38, L.P., General Atlantic Partners 47, L.P., General Atlantic Partners 48, L.P., GAP Coinvestment Partners, L.P., Harvey J. Wilson, Wilfam

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

Ltd. and Partners HealthCare System, Inc. have each entered into Voting Agreements, dated as of October 29, 1998, with TSI pursuant to which they have agreed to vote all shares of Eclipsys Voting Common Stock over which they exercise voting control (an aggregate of 10,470,508 shares of Eclipsys Voting Common Stock on the Record Date) in favor of the Eclipsys Voting Proposal.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for financial reporting purposes under U.S. GAAP. Under this method of accounting, the recorded assets and liabilities of Eclipsys and TSI will be carried forward to the combined company at their recorded amounts. The reported operating results of the separate companies for periods prior to the combination will be combined and restated as the operating results of the combined company. A condition to the Merger is that Eclipsys and TSI each shall have received a letter at the closing of the Merger from PricewaterhouseCoopers LLP regarding its concurrence, as of the date of the letter, with the conclusions of management as to the appropriateness of pooling-of-interests accounting treatment, under Accounting Principles Board Opinion No. 16 and related interpretations, for the Merger.

     Each of the affiliates of Eclipsys and TSI has executed a written agreement to the effect that such person will not transfer shares of common stock of either Eclipsys or TSI during the period beginning 30 days prior to the Effective Time and ending on the date that Eclipsys publishes financial statements which reflect 30 days of combined operations of Eclipsys and TSI (which agreements relate to the ability of Eclipsys to account for the Merger as a pooling of interests).

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion addresses the material federal income tax considerations of the Merger that are applicable to holders of TSI Voting and Non-Voting Common Stock. TSI stockholders should be aware that this section does not deal with all federal income tax considerations that may be relevant to particular TSI stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons or who acquired their TSI Voting or Non-Voting Common Stock through stock option or stock purchase programs or in other compensatory transactions or who otherwise hold convertible securities, options or warrants. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including, without limitation, the exercise of options, warrants or other rights to purchase TSI Voting or Non-Voting Common Stock in anticipation of the Merger. Finally, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, TSI STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM.

     The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The Internal Revenue Service (the "IRS") is not bound by such discussion and is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Eclipsys, TSI and their respective stockholders.

     The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization"). Assuming the Merger is a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein, the Merger should result in the following federal income tax consequences:

          (a) No gain or loss will be recognized by the holders of TSI Voting and Non-Voting Common Stock upon the receipt of Eclipsys Voting Common Stock solely in exchange for such TSI Voting and Non-Voting Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares).

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

          (b) The aggregate tax basis of the Eclipsys Voting Common Stock so received by TSI stockholders in the Merger (including any fractional share of Eclipsys Voting Common Stock not actually received) will be the same as the aggregate tax basis of the TSI Voting and Non-Voting Common Stock surrendered in exchange therefor.

          (c) The holding period of the Eclipsys Voting Common Stock received by each TSI stockholder in the Merger will include the holding period for the TSI Voting and Non-Voting Common Stock surrendered in exchange therefor, provided that the TSI Voting and Non-Voting Common Stock so surrendered is held as a capital asset.

          (d) Cash payments received by holders of TSI Voting and Non-Voting Common Stock in lieu of a fractional share will be treated as received in redemption of such fractional share, subject to the provisions of Section 302 of the Code, as if such fractional share of Eclipsys Voting Common Stock had been issued in the Merger and then redeemed by Eclipsys.

          (e) Each of Eclipsys, Sub and TSI will be a party to the Reorganization and as such will not recognize gain or loss solely as a result of the Merger.

     Neither Eclipsys nor TSI has requested a ruling from the IRS in connection with the Merger. However, it is a condition of the respective obligations of Eclipsys and TSI to consummate the Merger that such parties receive opinions from their respective counsel (the "Tax Opinions") to the effect that, for federal income tax purposes, the Merger will constitute a Reorganization. These Tax Opinions neither bind the IRS nor preclude the IRS from adopting a contrary position. The Tax Opinions will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of Eclipsys, TSI and Sub and certain stockholders of TSI.

     A successful IRS challenge to the Reorganization status of the Merger would result in a TSI stockholder recognizing gain or loss with respect to each share of TSI Voting and Non-Voting Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Eclipsys Voting Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Eclipsys Voting Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

REGULATORY APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. Early termination of the waiting period under the HSR Act was granted on November 24, 1998. At any time before or after consummation of the Merger, and notwithstanding that the HSR Act waiting period has terminated, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of assets of Eclipsys or TSI. At any time before or after the Effective Time of the Merger, and notwithstanding that the HSR Act waiting period has terminated, any state could take such action under its antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of assets of Eclipsys or TSI. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, Eclipsys and TSI believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Eclipsys and TSI would prevail or would not be required to accept certain conditions, including the divestitures of assets, in order to consummate the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Eclipsys Voting Common Stock received by TSI stockholders in the Merger will be freely transferable, except that shares of Eclipsys Voting Common Stock received by persons who are deemed to be "affiliates" of TSI prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act") (or Rule 144 in the case of such persons who become affiliates of Eclipsys) or otherwise in compliance with (or pursuant to an exemption from) the registration requirements of the Securities Act. Persons deemed to be affiliates of Eclipsys or TSI are those individuals or entities that control, are controlled by, or are under common control with, such party and generally include executive officers and directors of such party as well as certain principal stockholders of such party. The Merger Agreement requires TSI to use its best efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of Eclipsys Voting Common Stock issued to such person in or pursuant to the Merger except in compliance with the Securities Act and the rules and regulations promulgated by the Commission thereunder. This Joint Proxy Statement/Prospectus does not cover any resales of Eclipsys Voting Common Stock received by affiliates of TSI in the Merger.

STOCK MARKET QUOTATION

     It is a condition to the Merger that the shares of Eclipsys Voting Common Stock to be issued pursuant to the Merger Agreement be approved for quotation on the Nasdaq National Market, subject to official notice of issuance. An application for listing the shares of Eclipsys Voting Common Stock on the Nasdaq National Market has been filed.

APPRAISAL RIGHTS

     TSI stockholders voting against the Merger and the Merger Agreement who have filed with TSI prior to the stockholder vote at the TSI Special Stockholders' Meeting a written objection to the Merger along with a statement that they intend to demand payment for their shares are entitled under the Massachusetts Business Corporation Law to seek an appraisal of the fair value of their shares. No such shares will be converted into shares of Eclipsys Voting Common Stock as part of the Merger. If a TSI stockholder has not properly notified TSI prior to the stockholder vote at the TSI Special Stockholders' Meeting, has withdrawn the demand for appraisal or has voted in favor of the Merger, such stockholder's shares will be converted into shares of Eclipsys Voting Common Stock in accordance with the terms of the Merger Agreement.

     Under the Delaware General Corporation Law, the Eclipsys stockholders are not entitled to dissenters' appraisal rights in connection with the Merger because Eclipsys is not a constituent corporation in the Merger.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements reflect adjustments to the historical consolidated balance sheets and statements of operations of Eclipsys and TSI to give effect to the Merger, using the pooling-of-interests method of accounting for business combinations, and to certain other acquisitions by Eclipsys and TSI as discussed below.

     The unaudited pro forma condensed combined statements of operations for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1998 assume the Merger was effected on January 1, 1995. Eclipsys' December 31 fiscal year end consolidated financial statements have been combined with TSI's September 30 fiscal year end consolidated financial statements. Eclipsys' unaudited consolidated financial statements for the nine months ended September 30 have been combined with TSI's unaudited consolidated financial statements for the nine months ended June 30.

     The unaudited pro forma combined condensed financial information of Eclipsys for the year ended December 31, 1997 and the nine months ended September 30, 1998 includes adjustments to give effect to:

        - the Alltel Acquisition
        - the SDK Acquisition
        - the Emtek Acquisition
        - the return by AIS to Eclipsys for cancellation of 11,000 shares of Redeemable Preferred Stock in return for extinguishing claims against AIS related to the Alltel Acquisition (the "AIS Settlement")
        - the MSA Buyout
        - the issuance of shares of Convertible Preferred Stock for total consideration of $9.0 million in February 1998 (the "1998 Preferred Stock Issuance") and the use of the proceeds therefrom to repay $9.0 million under the Term Loan
        - the scheduled repayment in April 1998 (the "SDK Partial Repayment") of $4.0 million of principal and accrued interest of the $7.6 million of SDK Notes
        - the January 1998 scheduled $2.0 million payment to AIS under the MSA
        - borrowings under the Revolver to fund the MSA Buyout and the Simione Investment
        - the conversion of Eclipsys' Convertible Preferred Stock in connection with the Eclipsys IPO
        - the Eclipsys IPO and the use of a portion of the proceeds therefrom to repay the outstanding balance under the Revolver and the remaining outstanding balance under the SDK Notes and to redeem the remaining Redeemable Preferred Stock with a face value of $34.5 million

     The unaudited pro forma condensed combined balance sheet at September 30, 1998 reflects the Eclipsys September 30, 1998 balance sheet combined with the TSI June 30, 1998 balance sheet, adjusted for the HealthVISION Acquisition and to conform to the Eclipsys financial presentation.

     Eclipsys acquired Alltel effective January 24, 1997 for an aggregate purchase price of $201.5 million, including liabilities assumed of $58.4 million and after giving effect to the cancellation of 4,500 shares of Redeemable Preferred Stock held by Alltel related to an October 1997 settlement of certain matters related to the acquisition. Consideration paid consisted of $104.8 million in cash, 15,500 shares of Redeemable Preferred Stock valued at approximately $10.3 million, 2,077,497 shares of Convertible Preferred Stock valued at approximately $26.1 million, deferred payments due under the MSA over four years valued at $9.5 million and transaction costs of approximately $2.0 million.

     Eclipsys acquired SDK effective June 26, 1997 for an aggregate purchase price of $16.5 million, including 499,997 shares of Eclipsys Voting Common Stock valued at approximately $3.2 million, $2.2 million in cash, the SDK Notes aggregating $7.6 million and assumed liabilities of approximately $3.5 million.

     Eclipsys acquired Emtek effective January 30, 1998 for an aggregate purchase price of approximately $11.7 million, including 1,000,000 shares of Eclipsys Voting Common Stock valued at $9.1 million and liabilities assumed of approximately $12.3 million. In addition, Motorola agreed to pay Eclipsys $9.6 million in cash for working capital purposes.

     The unaudited pro forma combined condensed financial information of TSI for the year ended September 30, 1997 and the nine months ended June 30, 1998 includes adjustments to give effect to the HealthVISION Acquisition. On December 3, 1998, TSI completed its acquisition of the remaining 80.5% of HealthVISION not already owned by TSI for cash in the amount of $25.6 million, plus an earn-out of up to $10.8 million if specified milestones are met. The acquisition will be accounted for under the purchase method of accounting, reflecting an estimated aggregate purchase price, including TSI's initial 1997 investment, of $40.7 million, which includes $6.4 million previously paid by TSI and $9.3 million of assumed liabilities, net of cash acquired. The results of operations of HealthVISION will be included in TSI's financial statements from the date of acquisition.

     The pro forma and pro forma combined adjustments are based upon available information and certain assumptions that Eclipsys and TSI believes are reasonable under the circumstances. The unaudited pro forma combined condensed financial information should be read in conjunction with the historical financial statements of Eclipsys, TSI, Alltel, SDK and HealthVISION and the respective notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eclipsys" and the other financial information included herein. The unaudited pro forma combined condensed financial information is provided for information purposes only and does not purport to be indicative of the results which would have been obtained had the Merger been completed on the date indicated or which may be expected to occur in the future.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                 PRO FORMA   PRO FORMA
                                                    ECLIPSYS(1)    TSI(2)(3)    ADJUSTMENTS  COMBINED
                                                    -----------   -----------   -----------  ---------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
  Systems and services............................      $--           $27,386                  2$7,386
Costs and expenses:
  Cost of systems and services revenues...........       --             7,471                   7,471
  Marketing and sales.............................       --             3,967                   3,967
  Research and development........................       --             2,724                   2,724
  General and administrative......................       --             2,299                   2,299
  Depreciation and amortization...................       --             1,379                   1,379
                                                        ---           -------                   -----
          Total costs and expenses................       --            17,840                  17,840
                                                        ---           -------                   -----
Income from operations............................       --             9,546                   9,546
Interest income, net..............................       --              (429)                   (429)
                                                        ---           -------                   -----
  Income before income tax provision..............       --             9,975                   9,975
Income tax provision..............................       --            (4,349)                 (4,349)
                                                        ---           -------                   -----
Net income........................................       --             5,626                   5,626
Net income available to common stockholders.......      $--           $ 5,626                   $5,626
                                                        ===           =======                   =====
Net income available to common stockholders per
  share:
  Basic...........................................      $--           $  0.19                   $0.36
  Diluted.........................................      $--           $  0.19                   $0.36
Weighted average common shares outstanding:
  Basic...........................................       --            30,060                  15,781(4)
  Diluted.........................................       --            30,060                  15,781(4)

---------------

(1) Eclipsys was formed in December 1995 and commenced operations in 1996. Accordingly, the Unaudited Pro Forma Condensed Combined Statement of Operations only reflects the operating results of TSI.

(2) Reflects the operations of TSI for the fiscal year ended September 30, 1995.

(3) The statement of operations data for TSI reflects the reclassification of certain costs and expenses, principally depreciation and amortization, to conform to the presentation of Eclipsys' consolidated statement of operations.

(4) Gives effect to the conversion in the Merger of TSI common share equivalents into Eclipsys common share equivalents based on the 0.525 Exchange Ratio.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                            PRO FORMA    PRO FORMA
                                                  ECLIPSYS     TSI(1)      ADJUSTMENTS   COMBINED
                                                  --------   -----------   -----------   ---------
                                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
     Systems and services.......................  $    --        $34,269                  $34,269
Costs and expenses:
     Cost of systems and services revenues......       --          9,313                    9,313
     Marketing and sales........................      770          4,424                    5,194
     Research and development...................    1,704          3,192                    4,896
     General and administrative.................      603          2,315                    2,918
     Compensation charge........................       --          3,024                    3,024
     Depreciation and amortization..............       32          1,443                    1,475
                                                  -------        -------                  -------
          Total costs and expenses..............    3,109         23,711                   26,820
                                                  -------        -------                  -------
Income (loss) from operations...................   (3,109)        10,558                    7,449
Interest expense (income), net..................     (156)           (53)                    (209)
                                                  -------        -------                  -------
     Income (loss) before income tax
       provision................................   (2,953)        10,611                    7,658
Income tax provision............................       --         (4,324)                  (4,324)
                                                  -------        -------                  -------
Income (loss) before extraordinary item.........   (2,953)         6,287                    3,334
Extraordinary item:
     Loss on early extinguishment of debt, net
       of taxes.................................       --         (2,149)                  (2,149)
                                                  -------        -------                  -------
Net income (loss)...............................   (2,953)         4,138                    1,185
Dividends on Series A non-voting preferred
  stock.........................................       --           (593)                    (593)
                                                  -------        -------                  -------
Income (loss) available to common
  stockholders..................................  $(2,953)       $ 3,545                  $   592
                                                  =======        =======                  =======
Income (loss) before extraordinary item
  available to common stockholders per share(2):
     Basic......................................  $ (0.98)       $  0.43                  $  0.28
     Diluted....................................  $ (0.98)       $  0.35                  $  0.24
Net income (loss) per common share:
     Basic......................................  $ (0.98)       $  0.27                  $  0.06
     Diluted....................................  $ (0.98)       $  0.22                  $  0.05
Weighted average common shares outstanding:
     Basic......................................    3,022         13,214                    9,959(3)
     Diluted....................................    3,022         16,137                   11,494(3)

---------------
(1) Represents the historical results of operations of TSI for the fiscal year ended September 30, 1996 and reflects the reclassification of certain costs and expenses, principally depreciation and amortization, to conform to the presentation of Eclipsys' consolidated statement of operations.

(2) TSI and Pro Forma Combined information represents income before extraordinary item after reflecting accretion of $593,000 of dividends on TSI non-voting preferred stock.

(3) Gives effect to the conversion in the Merger of TSI common share equivalents into Eclipsys common share equivalents based on the 0.525 Exchange Ratio.

  UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                   ECLIPSYS
                                     ---------------------------------------------------------------------
                                                                                  ACQUISITION
                                                                                   AND OTHER     ECLIPSYS
                                      ECLIPSYS    ALLTEL(1)   SDK(2)   EMTEK(3)   ADJUSTMENTS    PRO FORMA     TSI(4)
                                     ----------   ---------   ------   --------   -----------    ---------    --------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
  Systems and services.............   $  89,722    $ 6,064    $3,037   $14,274                   $113,097     $44,565
  Hardware.........................       4,355        122      486      8,464                     13,427          --
                                      ---------    -------    ------   --------                  --------     -------
        Total revenues.............      94,077      6,186    3,523     22,738                    126,524      44,565
                                      ---------    -------    ------   --------                  --------     -------
Costs and expenses:
  Cost of systems and services
    revenues.......................      77,083      4,277    2,193     11,459      $   341(7)     95,353      11,834
  Cost of hardware revenues........       2,953        104      340      7,394                     10,791          --
  Marketing and sales..............      13,662        660      336      6,235                     20,893       6,805
  Research and development.........      15,714        794       --     12,804                     29,312       3,725
  General and administrative.......       5,672        621      992      6,671                     13,956       3,829
  Depreciation and amortization....       9,710        568       --        904          703(7)     11,885       1,632
  Write off of in-process research
    and development(9).............      99,189         --       --         --      (99,189)           --       6,293
                                      ---------    -------    ------   --------                  --------     -------
        Total costs and expenses...     223,983      7,024    3,861     45,467                    182,190      34,118
                                      ---------    -------    ------   --------                  --------     -------
Income (loss) from operations......    (129,906)      (838)    (338)   (22,729)                   (55,666)     10,447
Interest expense (income), net.....       1,154        379      (19)        --       (1,683)(10)     (169)     (2,501)
Foreign currency transaction
  loss.............................          --         --       --         --                         --          --
                                      ---------    -------    ------   --------                  --------     -------
                                       (131,060)    (1,217)    (319)   (22,729)                   (55,497)     12,948
Income tax benefit (provision).....          --        437       --         --         (437)(12)       --      (7,629)
                                      ---------    -------    ------   --------                  --------     -------
Net income (loss)(14)..............    (131,060)      (780)    (319)   (22,729)                   (55,497)      5,319
Dividends and accretion on
  mandatorily redeemable preferred
  stock............................      (5,850)        --       --         --        5,850 (15)       --          --
Preferred stock conversion(17).....      (3,105)        --       --         --                     (3,105)         --
                                      ---------    -------    ------   --------                  --------     -------
Net income (loss) available to
  common
  stockholders.....................   $(140,015)   $  (780)   $(319)   $(22,729)                 $(58,602)    $ 5,319
                                      =========    =======    ======   ========                  ========     =======
Net income (loss) available to
  common stockholders per share:
  Basic............................   $  (39.73)                                                 $  (2.98)    $  0.31
  Diluted..........................   $  (39.73)                                                 $  (2.98)    $  0.27
Weighted average common shares
  outstanding:
  Basic............................       3,524                                                    19,638      17,435
  Diluted..........................       3,524                                                    19,638      19,977


                                      HEALTH-     PRO FORMA       PRO FORMA
                                     VISION(5)   ADJUSTMENTS      COMBINED
                                     ---------   -----------      ---------
                                      (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
  Systems and services.............  $  8,607      $ (500)(6)     $165,769
  Hardware.........................       547                       13,974
                                     --------                     --------
        Total revenues.............     9,154                      179,743
                                     --------                     --------
Costs and expenses:
  Cost of systems and services
    revenues.......................     4,814      10,990 (8)      122,991
  Cost of hardware revenues........       398                       11,189
  Marketing and sales..............     4,498                       32,196
  Research and development.........     6,189          (5)(6)       39,221
  General and administrative.......     1,907                       19,692
  Depreciation and amortization....     1,612                       15,129
  Write off of in-process research
    and development(9).............        --                        6,293
                                     --------                     --------
        Total costs and expenses...    19,418                      246,711
                                     --------                     --------
Income (loss) from operations......   (10,264)                     (66,968)
Interest expense (income), net.....         3       1,280 (11)      (1,387)
Foreign currency transaction
  loss.............................        10                           10
                                     --------                     --------
                                      (10,277)                     (65,591)
Income tax benefit (provision).....       (75)      7,704 (13)          --
                                     --------                     --------
Net income (loss)(14)..............   (10,352)                     (65,591)
Dividends and accretion on
  mandatorily redeemable preferred
  stock............................      (795)        795 (16)
Preferred stock conversion(17).....        --                       (3,105)
                                     --------                     --------
Net income (loss) available to
  common
  stockholders.....................  $(11,147)                    $(68,696)
                                     ========                     ========
Net income (loss) available to
  common stockholders per share:
  Basic............................                               $  (2.39)
  Diluted..........................                               $  (2.39)
Weighted average common shares
  outstanding:
  Basic............................                                 28,791(18)
  Diluted..........................                                 28,791(18)

---------------
 (1) Represents the historical results of operations of Alltel for the period from January 1, 1997 through January 23, 1997.

 (2) Represents the historical results of operations of SDK from January 1, 1997 through June 26, 1997.

 (3) Represents the historical results of operations of Emtek from January 1, 1997 through December 31, 1997.

 (4) Represents the historical results of operations of TSI for the year ended September 30, 1997 and reflects the reclassification of certain costs and expenses, principally depreciation and amortization, to conform to the presentation of Eclipsys' historical consolidated statement of operations.

 (5) Represents the historical results of operations of HealthVISION for the year ended December 31, 1997 and reflects the reclassification of certain costs and expenses, principally depreciation and amortization, to conform to the presentation of Eclipsys' historical consolidated statement of operations.

 (6) Represents the elimination of certain intercompany transactions between TSI and HealthVISION.

 (7) Represents adjustments for amortization expense related to the Eclipsys Acquisitions and the Alltel Renegotiation as if they had occurred January 1, 1997 as follows (in thousands):

                                                 ALLTEL    SDK     EMTEK     TOTAL
                                                 ------   -----   -------   -------
MSA............................................  $  200   $  --   $    --   $   200
Amortization of capitalized software reflected
  in the historical accounts prior to the
  Eclipsys Acquisitions........................    (377)   (197)   (1,794)   (2,368)
  Acquired technology..........................   1,763     321       425     2,509
                                                 ------   -----   -------   -------
                                                 $1,586   $ 124   $(1,369)  $   341
                                                 ======   =====   =======   =======
Ongoing customer relationships.................  $  181   $  --   $    --   $   181
Goodwill.......................................      66     456        --       522
                                                 ------   -----   -------   -------
                                                 $  247   $ 456   $    --   $   703
                                                 ======   =====   =======   =======

      The Eclipsys Acquisitions were accounted for using the purchase method of accounting and accordingly the net assets acquired have been recorded at estimated fair value on the date of acquisition and the historical statement of operations data of Eclipsys reflect the results of operations from these businesses from the date acquired. In connection with the Eclipsys Acquisitions, Eclipsys acquired intangible assets as follows (in thousands):

                                             VALUE              FIRST YEAR AMORTIZATION
                                   -------------------------   -------------------------
                                   ALLTEL     SDK     EMTEK     ALLTEL     SDK    EMTEK
                                   -------   ------   ------   --------   -----   ------
Acquired technology..............  $42,312   $3,205   $2,125   $21,156    $641     $425
Management and service
  agreement......................    9,543       --       --     2,386      --       --
                                   -------   ------   ------   -------    ----     ----
                                   $51,855   $3,205   $2,125   $23,542    $641     $425
                                   =======   ======   ======   =======    ====     ====
Ongoing customer relationships...  $10,846   $   --   $   --   $ 2,169    $ --     $ --
Goodwill.........................    8,997    4,553       --       788     911       --
                                   -------   ------   ------   -------    ----     ----
                                   $19,843   $4,553   $   --   $ 2,957    $911     $ --
                                   =======   ======   ======   =======    ====     ====

      The acquired technology costs are being amortized annually over three to five years either on a straight line basis or, if greater, based on the ratio that current revenues bear to total anticipated revenues attributable to the applicable product. Ongoing customer relationships are being amortized over five years. Goodwill is being amortized over five to twelve years.

 (8) Represents an adjustment to record amortization of acquired technology recorded in connection with the HealthVISION Acquisition as if the transaction had closed on October 1, 1996. In connection with this transaction, TSI will record an acquired technology asset of $33.0 million. This asset will be amortized over its estimated useful life of three years.

 (9) In connection with the Alltel and SDK acquisitions, Eclipsys wrote-off in-process research and development of $92.2 million and $7.0 million, respectively, related to the appraised values of certain in-process research and development acquired in these acquisitions. In connection with TSI's acquisition of Vital Software, Inc., TSI wrote-off in-process research and development of $6.3 million related to the appraised value of certain in-process research and development acquired in this acquisition.

      Based on the preliminary results of an appraisal, TSI anticipates recording a $2.5 million write-off of in-process research and development in conjunction with the HealthVISION Acquisition. TSI will record this write-off in the period in which the transaction closes. The value of in-process research and development was determined by estimating the costs to develop the in-process projects into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present values. This evaluation considered the inherent difficulties and uncertainties of completing the development projects and the risks related to the viability of and potential changes in future target markets.

      The estimated costs to be incurred to complete the development of the in-process research and development into commercially viable products is $2.7 million.

 (10) Includes adjustments to net interest expense to give effect to the following (in thousands):

     Interest income foregone on $2.2 million cash paid for
      SDK Acquisition for the period from January 1, 1997
      through June 25, 1997.................................  $    94
     Additional interest expense on $20.6 million of
      borrowings under the Revolver to fund the MSA Buyout,
      SDK Partial Repayment and Simione Investment as if
      they had occurred on January 1, 1997..................    1,752
     Additional interest expense on the SDK Notes as if they
      had been issued on January 1, 1997....................      360
     Reduction of interest expense on $3.8 million of SDK
      Notes as if the SDK Partial Repayment had occurred as
      of January 1, 1997....................................     (360)
     Reduction of interest expense as a result of the
      elimination of the accretion of the discount recorded
      in connection with the MSA as if MSA Buyout had
      occurred as of January 1, 1997........................     (563)
     Reduction of interest expense from the cancellation of
      payables to AIS as if the Alltel Acquisition had
      occurred as of January 1, 1997 (interest calculated on
      average payables balance of $56.8 million at an annual
      interest rate of 8%)..................................     (379)
     Reduction of interest expense on the Term Loan as if
      the 1998 Preferred Stock Issuance had occurred as
      January 1, 1997.......................................     (850)
     Repayment of a portion of the pro forma balance of the
      Revolver as if it had occurred as of January 1,
      1997..................................................   (1,377)
     Repayment of the pro forma balance of the SDK Notes as
      if it had occurred as of January 1, 1997..............     (360)
                                                              -------
                                                              $(1,683)
                                                              =======

 (11) Represents an adjustment to reduce interest income of TSI as if the HealthVISION Acquisition had occurred on October 1, 1996.

 (12) Represents an adjustment to reduce the income tax benefit related to Alltel for the period from January 1, 1997 through January 23, 1997 as if the Alltel Acquisition had occurred on January 1, 1997.

 (13) Represents an adjustment to eliminate the income tax provision as if the HealthVISION Acquisition had occurred on October 1, 1996.

 (14) Eclipsys has not recorded any benefit for income taxes as management believes at December 31, 1997 it is more likely than not that Eclipsys net deferred tax assets will not be realized. Accordingly, Eclipsys has recorded a valuation allowance against its total net deferred tax assets.

 (15) Represents the reduction of $1.1 million in the dividends and accretion on Eclipsys Redeemable Preferred Stock held by AIS after giving effect to the AIS Settlement and the reduction of $4.7 million in the dividends and accretion on the Redeemable Preferred Stock with a face value of $34.5 million as if the proceeds of the Eclipsys IPO were utilized to redeem 34,500 shares of the Redeemable Preferred Stock on January 1, 1997.

 (16) Represents the reduction of $795,000 in the dividends and accretion on the redeemable preferred stock of HealthVISION as if the HealthVISION Acquisition had taken place on October 1, 1996.

 (17) Represents a charge related to the January 1997 conversion of Series A Convertible Preferred Stock to Series F Convertible Preferred Stock.

 (18) Gives effect to the conversion in the Merger of TSI common share equivalents into Eclipsys common share equivalents based on the 0.525 Exchange Ratio.

  UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                               ECLIPSYS
                            -----------------------------------------------
                                                  ACQUISITION
                                                   AND OTHER      ECLIPSYS                  HEALTH-     PRO FORMA       PRO FORMA
                            ECLIPSYS   EMTEK(1)   ADJUSTMENTS     PRO FORMA   TSI(2)       VISION(3)   ADJUSTMENTS      COMBINED
                            --------   --------   -----------     ---------   -------      ---------   -----------      ---------
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues:
    Systems and
      services............  $ 88,541   $   705                    $ 89,246    $33,946(4)    $ 9,416        (675)(5)     $131,933
    Hardware..............     9,202       275                       9,477         --            --                        9,477
                            --------   -------                    --------    -------       -------                     --------
        Total revenues....    97,743       980                      98,723     33,946         9,416                      141,410
                            --------   -------                    --------    -------       -------                     --------
Costs and expenses:
    Cost of systems
      and services
      revenues............    53,196       744          (77)(6)     53,863     10,316         3,645       8,243(7)        76,067
    Cost of hardware
      revenues............     7,825       245                       8,070         --            --                        8,070
    Marketing and sales...    13,945       580                      14,525      5,911         3,251                       23,687
    Research and
      development.........    19,267       738                      20,005      4,273         4,951        (227)(5)       29,002
    General and
      administrative......     4,580       276                       4,856      2,505         2,027                        9,388
    Depreciation and
      amortization........     7,937        87                       8,024      1,329           597                        9,950
    Write-off of MSA(8)...     7,193        --       (7,193)            --         --            --                           --
                            --------   -------                    --------    -------       -------                     --------
        Total costs and
          expenses........   113,943     2,670                     109,343     24,334        14,471                      156,164
                            --------   -------                    --------    -------       -------                     --------
Income (loss) from
  operations..............   (16,200)   (1,690)                    (10,620)     9,612        (5,055)                     (14,754)
Interest expense (income),
  net.....................       628        --         (379)(9)        249     (2,285)          176         953(10)         (907)
Foreign currency
  transaction loss........        --        --                          --         --            28                           28
                            --------   -------                    --------    -------       -------                     --------
                             (16,828)   (1,690)                    (10,869)    11,897        (5,259)                     (13,875)
Income tax benefit
  (provision).............        --        --                          --     (4,759)          (87)      4,846(11)           --
                            --------   -------                    --------    -------       -------                     --------
Net income (loss)(12).....   (16,828)   (1,690)                    (10,869)     7,138        (5,346)                     (13,875)
Dividends and accretion on
  mandatorily redeemable
  preferred stock.........   (10,928)       --       10,928(13)         --         --          (621)        621(14)           --
                            --------   -------                    --------    -------       -------                     --------
Net income (loss)
  available to
  common stockholders.....  $(27,756)  $(1,690)                   $(10,869)   $ 7,138       $(5,967)                    $(13,875)
                            ========   =======                    ========    =======       =======                     ========
Net income (loss)
  available to common
  stockholders per share:
    Basic.................  $  (3.41)                             $  (0.55)   $  0.39                                   $  (0.47)
    Diluted...............  $  (3.41)                             $  (0.55)   $  0.35                                   $  (0.47)
Weighted average common
  shares outstanding:
    Basic.................     8,133                                19,805     18,153                                     29,335(15)
    Diluted...............     8,133                                19,805     20,459                                     29,335(15)

---------------
 (1) Represents the historical results of operations of Emtek for the period from January 1, 1998 through January 30, 1998.

 (2) Represents the historical results of operations of TSI for the nine months ended June 30, 1998 and reflects the reclassification of certain costs and expenses, principally depreciation and amortization, to conform to the presentation of Eclipsys' historical consolidated statement of operations.

 (3) Represents the historical results of operations of HealthVISION for the nine months ended September 30, 1998.

 (4) AICPA Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition," will be effective for TSI transactions beginning in the first quarter of TSI's 1999 fiscal year. TSI is analyzing the impact of SOP 97-2, which may cause a deferral of revenue. After the consummation of the Merger, SOP 97-2 will be applied to TSI transactions beginning on January 1, 1998 in order to conform to Eclipsys' date of adoption of SOP 97-2. No pro forma adjustment has been made to the pro forma combined statement of operations to reflect the impact of adoption of SOP 97-2. See Note 2 of Notes to Consolidated Financial Statements of TSI.

 (5) Represents the elimination of certain intercompany transactions between TSI and HealthVISION.

 (6) Represents adjustments for amortization expense related to the Emtek Acquisition as if it had occurred January 1, 1997 as follows (in thousands):

Amortization of capitalized software development costs
  reflected in the historical accounts prior to
  the Emtek Acquisition.....................................   $(145)
Acquired technology.........................................      68
                                                               -----
         Total..............................................   $ (77)
                                                               =====

 (7) Represents an adjustment to record amortization of acquired technology recorded in connection with the HealthVISION Acquisition as if the transaction had closed on October 1, 1997.

 (8) In connection with the MSA Buyout, Eclipsys recorded a charge of $7.2 million in 1998. See Note 13 of Notes to Eclipsys' Consolidated Financial Statements. Adjustments represent the elimination of this non-recurring charge.

 (9) Includes adjustments to net interest expense to give effect to the following (in thousands):

Additional interest expense on $18.6 million of borrowings
  under the Revolver to fund the MSA Buyout, SDK Partial
  Repayment and Simione Investment if they had occurred on
  January 1, 1997...........................................   $ 395
Reduction of interest expense on $3.8 million of SDK Notes
  as if the SDK Partial Repayment had occurred on January 1,
  1997......................................................     (90)
Reduction of interest expense as a result of the elimination of the accretion of the discount recorded in connection
  with the MSA as if the MSA Buyout had occurred as of
  January 1, 1997...........................................    (129)
Reduction of interest expense on the Term Loan as if the
  1998 Preferred Stock Issuance had occurred as of January
  1, 1997...................................................     (70)
Reduction of interest expense as a result of the repayment
  of the pro forma balance of the Revolver as if it had
  occurred as of January 1, 1997............................    (395)
Reduction of interest expense as a result of the repayment
  of the pro forma balance of the SDK Notes as if it had
  occurred on January 1, 1997...............................     (90)
                                                               -----
          Total.............................................   $(379)
                                                               =====

(10) Represents an adjustment to reduce interest income of TSI as if the HealthVISION Acquisition had occurred on October 1, 1997.

(11) Represents an adjustment to reduce the income tax provision as if the HealthVISION Acquisition had occurred on October 1, 1997.

(12) Eclipsys has not recorded any benefit for income taxes as management believes, based on evidence available at December 31, 1997 and September 30, 1998, it is more likely than not that Eclipsys' net deferred tax assets will not be realized. Accordingly, Eclipsys has recorded a valuation against its total net deferred tax asset.

(13) Represents the reduction of $ 181,000 in the dividends and accretion on Redeemable Preferred Stock held by AIS after giving effect to the AIS Settlement as if it had occurred on January 1, 1997 and the reduction of $10.8 million in the dividends and accretion on the Redeemable Preferred Stock with a face value of $34.5 million as if the proceeds of the Eclipsys IPO were utilized to redeem 34,500 shares of the Redeemable Preferred Stock on January 1, 1998.

(14) Represents the reduction of $621,000 in the dividends and accretion on the redeemable preferred stock of HealthVISION as if the HealthVISION Acquisition had taken place on October 1, 1997.

(15) Gives effect to the conversion in the Merger of TSI common share equivalents into Eclipsys common share equivalents based on the 0.525 Exchange Ratio.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                                                  ADJUSTMENTS FOR
                                       SEPTEMBER 30,   JUNE 30,         THE
                                           1998          1998       HEALTHVISION      ADJUSTMENTS         PRO FORMA
                                         ECLIPSYS        TSI       ACQUISITION(1)    FOR THE MERGER       COMBINED
                                       -------------   --------   ----------------   --------------       ---------
                                                                      (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents..........    $  12,309     $65,179        $(25,038)                           $  52,450
  Accounts receivable, net...........       40,443      19,662           3,696                               63,801
  Inventory..........................          539          --                                                  539
  Other current assets...............        9,757       1,179             802                               11,738
  Deferred income taxes..............                      853                                                  853
                                         ---------     -------                                            ---------
     Total current assets............       63,048      86,873                                              129,381
                                         ---------     -------                                            ---------
Property and equipment, net..........       10,530       1,638             770                               12,938
Capitalized software development
  costs, net.........................        4,277       1,410                                                5,687
Acquired technology, net.............       18,798       1,219          32,970                               52,987
Intangible assets, net...............       15,559         674            (400)                              15,833
Other assets.........................        9,479       6,000          (6,000)                               9,479
                                         ---------     -------                                            ---------
                                         $ 121,691     $97,814                                            $ 226,305
                                         =========     =======                                            =========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable...................    $      --     $ 1,334        $    401          $(1,735)(2)       $      --
  Accrued liabilities................           --       3,717             750           (4,467)(2)              --
  Income taxes payable...............           --       2,871                                                2,871
  Deferred revenue...................       39,211       7,676           6,660                               53,547
  Other current liabilities..........       32,411          --           1,442            6,202(2)           40,055
                                         ---------     -------                                            ---------
     Total current liabilities.......       71,622      15,598                                               96,473
                                         ---------     -------                                            ---------
Deferred revenue.....................        7,789          --                                                7,789
Other long-term liabilities..........        3,713          --                                                3,713
Deferred income taxes................           --         496                                                  496
                                         ---------     -------                                            ---------
     Total liabilities...............       83,124      16,094                                              108,471
                                         ---------     -------                                            ---------
Shareholders' equity:
  Common stock, voting...............          193         179                              (92)(3)             280
  Common stock, non-voting...........            9           4                               (4)(3)               9
  Non-voting common stock warrant....           --         395                                                  395
  Additional paid-in capital.........      189,341      47,778                               96(3)          237,215
  Unearned compensation..............         (196)         --                                                 (196)
  Retained earnings
     (accumulated deficit)...........     (150,841)     33,364          (2,453)                            (119,930)
  Accumulated other comprehensive
     income..........................           61          --                                                   61
                                         ---------     -------                                            ---------
     Total shareholders' equity......       38,567      81,720                                              117,834
                                         ---------     -------                                            ---------
     Total liabilities and
       shareholders' equity..........    $ 121,691     $97,814                                            $ 226,305
                                         =========     =======                                            =========

---------------

(1) Represents an entry to record the HealthVISION Acquisition as of June 30, 1998.

(2) Represents adjustments to reclassify accounts payable and accrued liabilities as other current liabilities in order to conform TSI's financial presentation to that of Eclipsys.

(3) Represents an adjustment to reflect the issuance of approximately 9.6 million shares in connection with the Merger.

                              THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Stockholders of Eclipsys and TSI are urged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Merger.

GENERAL

     The Merger Agreement provides that, following the approval of the Eclipsys Voting Proposal by the stockholders of Eclipsys, the approval and adoption of the Merger and the Merger Agreement by the stockholders of TSI, and the satisfaction or waiver of the other conditions to the Merger, Sub will be merged with and into TSI, with TSI continuing as the Surviving Corporation, which will be a wholly owned subsidiary of Eclipsys.

     If all conditions to the Merger are satisfied or waived, the Merger will become effective at the time (the "Effective Time") of the filing by TSI and Sub of duly executed Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts or at such time thereafter as shall be provided in the Articles of Merger.

CONVERSION OF SHARES

     Upon consummation of the Merger, pursuant to the Merger Agreement, each issued and outstanding share of TSI Voting and Non-Voting Common Stock (other than shares owned by TSI as treasury stock or by Eclipsys, Sub or any other wholly owned subsidiary of Eclipsys, all of which will be cancelled, and other than shares, if any, as to which dissenters rights, if any, are perfected in accordance with Section 2.01(d) of the Merger Agreement) will be converted into
0.525 shares of Eclipsys Voting Common Stock. Based upon the number of outstanding shares of Eclipsys Voting and Non-Voting Common Stock and TSI Voting and Non-Voting Common Stock as of the Record Date, the stockholders of TSI immediately prior to the consummation of the Merger will own approximately 33.7% of the outstanding shares of Eclipsys Voting Common Stock immediately following consummation of the Merger on a fully diluted basis (assuming exercise of all warrants and stock options of both TSI and Eclipsys that are exercisable on or before December 31, 1998 and assuming conversion of all shares of Eclipsys Non-Voting Common Stock into Eclipsys Voting Common Stock). If a holder of shares of TSI Voting or Non-Voting Common Stock would be entitled to receive a number of shares of Eclipsys Voting Common Stock that includes a fraction, then, in lieu of the fractional share, such holder will be entitled to receive cash in an amount equal to such fractional share multiplied by the average of the last reported sale price of Eclipsys Voting Common Stock, as reported on the Nasdaq National Market on each of the ten trading days immediately preceding the closing date of the Merger. Each share of the Common Stock of Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of TSI as the Surviving Corporation.

     As soon as reasonably practicable after the Effective Time, BankBoston, N.A. (the "Exchange Agent") will mail transmittal forms and exchange instructions to each holder of record of TSI Voting and Non-Voting Common Stock to be used to surrender and exchange certificates formerly evidencing shares of TSI Voting and Non-Voting Common Stock for certificates evidencing the shares of Eclipsys Voting Common Stock to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing TSI Voting and Non-Voting Common Stock will be able to surrender such certificates to the Exchange Agent, and each such holder will receive in exchange therefor certificates evidencing the number of whole shares of Eclipsys Voting Common Stock to which such holder is entitled and any cash which may be payable in lieu of a fractional share of Eclipsys Voting Common Stock. TSI STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

     After the Effective Time, each certificate formerly representing TSI Voting and Non-Voting Common Stock, until so surrendered and exchanged, shall be deemed, for all purposes, to evidence only the right to receive the number of whole shares of Eclipsys Voting Common Stock which the holder of such certificate is entitled to receive in the Merger and any cash payment in lieu of a fractional share of Eclipsys Voting Common Stock. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions declared or made by Eclipsys with a record date after the Effective Time with respect to Eclipsys Voting Common Stock until the certificate has been exchanged. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of Eclipsys Voting Common Stock, will be paid without interest.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties relating to, among other things: (a) due organization, valid existence and good standing of each of Eclipsys, TSI and each of their respective subsidiaries and certain similar corporate matters; (b) the capital structure of each of Eclipsys, TSI and Sub; (c) the authorization, execution, delivery and enforceability of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement and related matters; (d) conflicts under their respective charters or bylaws, required consents or approvals and violations of any instruments or law; (e) documents and financial statements filed by each of Eclipsys and TSI with the Commission and the accuracy of information contained therein; (f) undisclosed liabilities; (g) the absence of certain material adverse events, changes or other actions (although Eclipsys and TSI have both agreed that the failure of either company to achieve any level of revenue and earnings at any time shall not of itself constitute a material adverse change); (h) taxes and tax returns; (i) properties; (j) intellectual property; (k) agreements, contracts and commitments; (l) litigation; (m) environmental matters; (n) compliance with laws; (o) accounting and tax matters relating to the Merger; (p) the accuracy of information supplied by each of Eclipsys, TSI and Sub in connection with this Joint Proxy Statement/Prospectus and the registration statement of which it is a part (the "Registration Statement"); (q) labor matters; (r) employee benefit plans; (s) insurance; (t) the absence of existing discussions by TSI or Eclipsys with other parties with respect to an Acquisition Proposal (as defined under "-- No Solicitation" below) (other than discussions regarding the acquisition by TSI of the capital stock of HealthVISION not owned by TSI); (u) opinions of financial advisors; (v) the inapplicability of certain provisions of the General Laws of Massachusetts, in the case of TSI, to the Merger and related transactions; and
(w) the interim operations of TSI and Sub.

CERTAIN COVENANTS

     Pursuant to the Merger Agreement, each of Eclipsys and TSI has agreed that, during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by the other party or as contemplated by the Merger Agreement, it and each of its respective subsidiaries will, among other things: (a) carry on its business in the ordinary course in substantially the same manner as previously conducted; (b) pay its debts and taxes and perform other obligations when due subject to good faith disputes over such debts, taxes or obligations; (c) use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, management team and business relationships; (d) not accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any employee stock plan, except as required pursuant to the plan or any related agreements; (e) not declare or pay any dividends on or make other distributions in respect of any of its capital stock, not effect certain other changes in its capitalization, and not purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with the termination of service; (f) not issue or sell, or authorize or propose the issuance or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants or options to acquire, or other agreements obligating it to issue any such shares or other convertible securities, subject to certain exceptions; (g) not make any material acquisitions, subject to certain exceptions; (h) not sell, lease, license or otherwise dispose of material properties or assets outside the ordinary course of business; (i) not increase the compensation payable to its officers or employees (except for increases to non-officer employees consistent with past practices), grant additional severance or termination pay or enter into employment or severance agreements, enter into any collective bargaining agreement or establish, adopt, enter into or amend any plan for the benefit of its directors, officers, or employees; (j) not amend its charter or bylaws, except as contemplated by the Merger Agreement; and (k) not take, or agree in writing or otherwise to take, any of the actions described in (a) through (j) above.

     In addition, TSI has agreed that, during the period from the date of the Merger Agreement until the Effective Time, except as otherwise consented to in writing by Eclipsys or as contemplated by the Merger Agreement, it and each of its respective subsidiaries will not: (a) incur indebtedness for money borrowed other than pursuant to credit agreements in effect as of the date of the Merger Agreement; (b) initiate, compromise or settle any material litigation or arbitration except in connection with the Merger Agreement or the transactions contemplated thereby; (c) except in the ordinary course of business modify, amend or terminate any material contracts or release material rights or claims; or (d) except as required by generally accepted accounting principles, change its methods of accounting.

     Pursuant to the Merger Agreement, Eclipsys and TSI each have agreed to use their respective best efforts to (a) take all appropriate action to consummate the transactions contemplated by the Merger Agreement as promptly as practical,
(b) obtain any consents, licenses, permits, waivers, approvals, authorizations or orders from governmental entities or other third parties required in connection with the transactions contemplated by the Merger Agreement and (c) make all necessary filings and submissions with respect to the transactions contemplated by the Merger Agreement under federal and state securities laws, antitrust laws and other applicable laws. Eclipsys and TSI have also agreed to use their respective best efforts to obtain any governmental clearances required under antitrust laws for the closing of the Merger. Neither Eclipsys nor TSI, nor any of their respective subsidiaries, are required either to divest any of their businesses, product lines or assets or take other action that would reasonably be expected to have a material adverse effect on such company.

NO SOLICITATION

     The Merger Agreement provides that neither Eclipsys nor TSI will, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent, (a) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving such parties or any of their respective subsidiaries, other than the transactions contemplated by the Merger Agreement and, in the case of Eclipsys, certain permitted acquisitions (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"), (b) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (c) agree to or recommend any Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent Eclipsys or TSI, or their respective Boards of Directors, from (i) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to the stockholders of the respective company, if and only to the extent that (1) the Board of Directors of such company believes in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and, after taking into account, among other relevant factors, the strategic benefits anticipated to be derived from the Merger and the long-term prospects of TSI and Eclipsys as a combined company, would, if consummated, result in a transaction more favorable to the stockholders of such company than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal") and such Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (2) prior to furnishing such non-public

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

information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the confidentiality agreement dated October 2, 1998, between Eclipsys and TSI; or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     Each of Eclipsys and TSI has agreed to notify the other party (orally and in writing) immediately after receipt by such party or an advisor to such party of any Acquisition Proposal or request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. In addition to indicating in reasonable detail the identity of any offeror and the terms and conditions of any proposal, each of Eclipsys and TSI has agreed to continue to keep the other party informed on a current basis of the status of any discussions and the terms being discussed or negotiated.

RELATED MATTERS AFTER THE MERGER

     At the Effective Time, Sub will be merged with and into TSI, and TSI will be the surviving corporation and a wholly owned subsidiary of Eclipsys. Each share of Common Stock of Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     The Articles of Organization of Sub, as in effect immediately prior to the Effective Time, will become the Articles of Organization of the Surviving Corporation (except that the name of the company shall change to Transition Systems, Inc.). The Bylaws of Sub, as in effect immediately prior to the Effective Time, will become the Bylaws of the Surviving Corporation (except that the name of the company shall change to Transition Systems, Inc.).

     After the Effective Time, all shares of TSI Voting Common Stock will cease to be listed on the Nasdaq National Market, and the Surviving Corporation will terminate the registration of TSI Voting Common Stock under the Exchange Act.

STOCK OPTIONS AND WARRANTS; EMPLOYEE STOCK PLANS

     At the Effective Time, each outstanding option to purchase shares of TSI Voting Common Stock (a "TSI Stock Option"), whether vested or unvested, will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such TSI Stock Option, the number of shares of Eclipsys Voting Common Stock (rounded down to the nearest whole number) as the holder of such TSI Stock Option would have received had such holder exercised such option in full immediately prior to the Effective Time (thereby being subject to the Exchange Ratio calculations). The exercise price per share of each such option, as so converted, will be equal to (x) the aggregate exercise price for the shares of TSI Voting Common Stock otherwise purchasable pursuant to such TSI Stock Option immediately prior to the Effective Time divided by (y) the number of whole shares of Eclipsys Voting Common Stock deemed purchasable pursuant to such TSI Stock Option as determined above. As of November 30, 1998, options to acquire 3,420,540 shares of TSI Voting Common Stock were outstanding. Of these, options to purchase 2,366,257 shares of TSI Voting Common Stock will be exercisable as of December 31, 1998.

     Eclipsys has agreed to reserve for issuance a sufficient number of shares of Eclipsys Voting Common Stock for delivery upon exercise of the TSI Stock Options assumed as described above. As soon as practicable after the Effective Time, Eclipsys will file a registration statement on Form S-8 with respect to the shares of Eclipsys Voting Common Stock subject to such options and will use its best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

     At the Effective Time, each outstanding warrant to purchase shares of TSI Non-Voting Common Stock (a "TSI Warrant") will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such TSI Warrant, the number of shares of Eclipsys Voting Common

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

Stock as the holder of such TSI Warrant would have received had such holder exercised such warrant in full immediately prior to the Effective Time (thereby being subject to the Exchange Ratio calculations). The exercise price per share of each such warrant, as so converted, will be equal to (x) the aggregate exercise price for the shares of TSI Non-Voting Common Stock otherwise purchasable pursuant to such TSI Warrant immediately prior to the Effective Time divided by (y) the number of whole shares of Eclipsys Voting Common Stock deemed purchasable pursuant to such TSI Warrant as determined above. As of November 30, 1998, warrants to acquire 297,928 shares of TSI Non-Voting Common Stock were outstanding. Eclipsys has agreed to reserve for issuance a sufficient number of shares of Eclipsys Voting Common Stock for delivery upon exercise of the TSI Warrants assumed as described above.

     TSI has agreed to terminate its Employee Stock Purchase Plan (the "TSI Stock Purchase Plan") in accordance with its terms as of or prior to the Effective Time, provided that such termination will not affect the rights of the plan's participants to purchase shares in the current offering period, which commenced on October 1, 1998 and terminates on March 31, 1999. If the Merger is closed before March 31, 1999, participants in the current offering under the TSI Stock Purchase Plan will have the right on March 31, 1999 to apply approximately $90,000 of deferred salary to the purchase of shares of Eclipsys Voting Common Stock (up to an aggregate of 14,227 shares) at an exercise price per share equal to the lower of $12.75 or 85% of the market value (determined in accordance with the TSI Stock Purchase Plan) of Eclipsys Voting Common Stock as of March 31, 1999, all subject to and in accordance with the terms of the TSI Stock Purchase Plan. After the Effective Time, Eclipsys will file a registration statement on Form S-8 with respect to the shares of Eclipsys Voting Common Stock issuable upon such purchase.

DIRECTOR AND OFFICER INDEMNIFICATION

     The Merger Agreement provides that, from and after the Effective Time, Eclipsys and the Surviving Corporation will indemnify and hold harmless each present and former director and officer of TSI against all costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any matter existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, or at or after the Effective Time, to the fullest extent permitted under Massachusetts law. Eclipsys and the Surviving Corporation shall also be obligated to advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

     For a period of three years after the Effective Time, Eclipsys shall cause the Surviving Corporation to maintain in effect (to the extent available in the market) a directors' and officers' liability insurance policy covering those persons who are covered as of the date of the Merger Agreement by TSI's directors' and officers' liability insurance policy, with coverage in an amount and scope at least as favorable as TSI's existing coverage; provided that neither Eclipsys nor the Surviving Corporation shall be required to expend in excess of 200% of the annual premium paid by TSI as of the date of the Merger Agreement for such coverage except to the extent any excess amount is attributable to Eclipsys' claims history or price increases in the market for such insurance that are unrelated to TSI specifically. If the premium at any time exceeds such limitation, the Surviving Corporation will maintain insurance policies that provide the maximum and best coverage available at an annual premium equal to such limitation. If any legal action had been pending at any time subsequent to the second anniversary of the Effective Time against any person currently covered by TSI's directors' and officers' liability insurance policy and such pending action would be covered in whole or in part by such policy, the Surviving Corporation will continue to maintain such policy in effect (subject to the limitations above) until the fifth anniversary of the Effective Time.

CONDITIONS

     The respective obligations of Eclipsys and TSI to effect the Merger are subject to the satisfaction (or waiver) of the following conditions: (a) the Merger and the Merger Agreement shall have been approved by the holders of two-thirds of the outstanding shares of TSI Voting Common Stock and the Eclipsys
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

Voting Proposal shall have been approved and adopted by the holders of a majority of the shares of Eclipsys Voting Common Stock represented in person or by proxy and voting at the Eclipsys Special Stockholders' Meeting; (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) all material governmental authorizations, consents, orders or approvals shall have been obtained; (d) the Registration Statement shall have become effective and shall not be the subject of a stop order or proceedings seeking a stop order; (e) no order, injunction or judgment, or statute, rule or regulation, shall be in effect that makes the Merger illegal or otherwise prohibits the consummation of the Merger; and (f) Eclipsys and TSI each shall have received a letter from PricewaterhouseCoopers LLP regarding its concurrence, as of the date of the letter, with management's conclusions as to the appropriateness of accounting for the Merger as a pooling of interests under Accounting Principles Board Opinion No. 16.

     In addition, the obligations of Eclipsys and Sub to effect the Merger are subject to the satisfaction of the following conditions: (a) the representations and warranties of TSI in the Merger Agreement (including the representation that there has been no Material Adverse Change, as defined below, as to TSI) shall be true and correct as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for changes contemplated by the Merger Agreement and, in the case of breaches which are not qualified as to materiality, where the failure to be so true and correct individually or in the aggregate have not had and are not reasonably likely to have a material adverse effect upon either TSI or the consummation of the transactions contemplated by the Merger Agreement (the "TSI Representation Bringdown Condition"); (b) TSI shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (the "TSI Covenant Condition"); (c) Eclipsys shall have received a written legal opinion from its counsel to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and (d) the total number of shares of TSI Voting or Non-Voting Common Stock as to which appraisal rights have been perfected shall not be greater than 5% of the total number of shares of TSI Voting and Non-Voting Common Stock outstanding immediately prior to the Effective Date. The Merger Agreement defines a "Material Adverse Change" for either TSI or Eclipsys as a material adverse change in the financial condition, results of operations, cash flows, business or property of the respective company and its subsidiaries, taken as a whole (other than changes that are the effect or result of economic factors affecting the economy as a whole or economic or market factors affecting the healthcare information systems industry generally), except that the failure of either company to achieve any level of revenues and earnings at any time does not of itself constitute a Material Adverse Change.

     The obligations of TSI to effect the Merger are subject to the satisfaction of the following conditions: (a) the representations and warranties of each of Eclipsys and Sub in the Merger Agreement (including the representation that there has been no Material Adverse Change as to Eclipsys and Sub) shall be true and correct as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for changes contemplated by the Merger Agreement and, in the case of breaches which are not qualified as to materiality, where the failure to be so true and correct individually or in the aggregate have not had and are not reasonably likely to have a material adverse effect upon either Eclipsys or the consummation of the transactions contemplated by the Merger Agreement (the "Eclipsys Representation Bringdown Condition"); (b) Eclipsys and Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date (the "Eclipsys Covenant Condition");
(c) TSI shall have received a written legal opinion from its counsel to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; (d) Eclipsys shall have entered into an agreement with Warburg, Pincus Ventures, L.P., a TSI stockholder, granting such stockholder certain registration rights; and (e) the shares of Eclipsys Voting Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market.

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

TERMINATION; TERMINATION FEES AND EXPENSES

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Eclipsys and TSI:

          (a) by mutual written consent of Eclipsys and TSI; or

          (b) by either Eclipsys or TSI if the Merger shall not have been consummated by April 30, 1999 (the "Outside Date") (provided that the right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

          (c) by either Eclipsys or TSI if a Governmental Entity (as defined in the Merger Agreement) or a court of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (d) by Eclipsys if at the TSI Special Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of TSI in favor of the Merger and the Merger Agreement shall not have been obtained; or by TSI if at the Eclipsys Special Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Eclipsys in favor of the Eclipsys Voting Proposal shall not have been obtained; or

          (e) by Eclipsys, if (i) the Board of Directors of TSI shall have withdrawn or modified in a manner adverse to Eclipsys its recommendation of the Merger Agreement or the Merger; (ii) the Board of Directors of TSI shall have recommended to the stockholders of TSI an Alternative Transaction (as defined below); (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of TSI Voting Common Stock is commenced (other than by Eclipsys or an affiliate of Eclipsys) and the Board of Directors of TSI recommends that the stockholders of TSI tender their shares in such tender or exchange offer; or (iv) for any reason TSI fails to call and hold the TSI Special Stockholders' Meeting by the Outside Date (provided that Eclipsys' right to terminate the Merger Agreement under this clause (iv) is not available if at such time TSI would be entitled to terminate the Merger Agreement because of a breach by Eclipsys or Sub as described in paragraph (h) below); or

          (f) by TSI, if (i) the Board of Directors of Eclipsys shall have withdrawn or modified its recommendation of the Merger Agreement, the Merger or the Eclipsys Voting Proposal; (ii) the Board of Directors of Eclipsys shall have recommended to the stockholders of Eclipsys an Alternative Transaction (as defined below); (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of Eclipsys Voting Common Stock is commenced (other than by TSI or an affiliate of TSI) and the Board of Directors of Eclipsys recommends that the stockholders of Eclipsys tender their shares in such tender or exchange offer; or (iv) for any reason Eclipsys fails to call and hold the Eclipsys Special Stockholders' Meeting by the Outside Date (provided that TSI's right to terminate the Merger Agreement under this clause (iv) is not available if at such time Eclipsys would be entitled to terminate the Merger Agreement because of a breach by TSI as described in paragraph (h) below); or

          (g) by TSI, if the TSI Board accepts or approves a Superior Proposal (as defined under "-- No Solicitation" above), or recommends a Superior Proposal to the TSI stockholders; or

          (h) by Eclipsys or TSI, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, which breach causes the TSI Representation Bringdown Condition or the TSI Covenant Condition (in the case of a termination by Eclipsys) or the Eclipsys Representation Bringdown Condition or the Eclipsys Covenant Condition (in the case of a termination by TSI) not to be satisfied and such breach shall

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

not have been cured within 20 business days following receipt by the breaching party of written notice of the breach from the other party.

     In the event of any termination of the Merger Agreement by either as provided above, the Merger Agreement will immediately become void and there will be no liability or obligation on the part of Eclipsys or TSI or their respective officers, directors, stockholders or affiliates, except with respect to the payment of certain fees and expenses as described below.

     Except as described below, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (other than expenses (other than attorneys' fees) incurred with respect to the printing and filing of this Joint Proxy Statement/Prospectus and the Registration Statement, including exhibits and financial statements, which shall be shared equally) shall be paid by the party incurring such expenses.

     TSI has agreed to pay Eclipsys up to $2,000,000 as reimbursement for expenses of Eclipsys actually incurred relating to the transactions contemplated by the Merger Agreement prior to termination (including fees and expenses of Eclipsys' counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of the Merger Agreement by Eclipsys under the circumstances described in paragraphs
(d), (e) or (h) above or by TSI under the circumstances described in paragraph
(g) above.

     TSI has also agreed to pay Eclipsys a termination fee of $9,100,000, less amounts reimbursed for expenses as described in the previous paragraph (the "Eclipsys Termination Fee"), upon the earliest to occur of the following events:
(i) termination of the Merger Agreement by Eclipsys under the circumstances described in paragraph (e) above; (ii) the termination of the Merger Agreement by Eclipsys under the circumstances described in paragraph (h) above after a breach by TSI of certain designated covenants set forth in the Merger Agreement;
(iii) consummation of an Alternative Transaction with respect to TSI within 12 months following the failure to receive the requisite vote for approval of the Merger by the stockholders of TSI at the TSI Special Stockholders' Meeting if, at the time of such failure, there shall have been announced any Alternative Transaction relating to TSI which shall not have been absolutely and unconditionally withdrawn and abandoned or (iv) the termination of the Merger Agreement by TSI because TSI's Board had accepted, approved or recommended a Superior Proposal to the TSI Stockholders.

     Eclipsys has agreed to pay TSI up to $2,000,000 as reimbursement for expenses of TSI actually incurred relating to the transactions contemplated by the Merger Agreement prior to termination (including fees and expenses of TSI's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of the Merger Agreement by TSI under the circumstances described in paragraphs (d), (f) and
(h) above.

     Eclipsys has agreed to pay TSI a termination fee of $9,100,000, less amounts reimbursed for expenses as described in the previous paragraph (the "TSI Termination Fee"), upon the earliest to occur of the following events: (i) termination of the Merger Agreement by TSI under the circumstances described in paragraph (f) above; (ii) termination of the Merger Agreement by TSI under the circumstances described in paragraph (h) above after a breach by Eclipsys of certain designated covenants set forth in the Merger Agreement; or (iii) consummation of an Alternative Transaction with respect to Eclipsys within 12 months following the failure to receive the requisite vote for approval of Eclipsys Voting Proposal by the stockholders of Eclipsys at the Eclipsys Special Stockholders' Meeting if, at the time of such failure, there shall have been announced any Alternative Transaction relating to Eclipsys which shall not have been absolutely and unconditionally withdrawn and abandoned.

     As used in the Merger Agreement, "Alternative Transaction" means any of (i) a transaction (other than certain permitted acquisitions by Eclipsys) pursuant to which any person (or group of persons), other than Eclipsys or TSI or their respective affiliates (a "Third Party"), acquires more than 15% of the outstanding shares of TSI Voting Common Stock or Eclipsys Voting Common Stock, as the case may be, pursuant to a tender offer or exchange offer or otherwise,
(ii) a merger or other business combination

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

involving Eclipsys or TSI pursuant to which any Third Party acquires more than 15% of the outstanding shares of TSI Voting Common Stock or Eclipsys Voting Common Stock, as the case may be, or the entity surviving such merger or business combination, (iii) any other transaction (other than certain permitted acquisitions by Eclipsys) pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of Eclipsys or TSI, and the entity surviving any merger or business combination including any of them) of Eclipsys or TSI having a fair market value equal to more than 15% of the fair market value (as determined by the Board of Directors of Eclipsys or TSI, as the case may be, in good faith) of all the assets of Eclipsys or TSI and its subsidiaries, taken as a whole, as the case may be, immediately prior to such transaction or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     If applicable, any expenses and fees payable as described above shall be paid within one business day after the first to occur of the relevant termination events. Payment of the Eclipsys Termination Fee or the TSI Termination Fee, as the case may be, constitutes liquidated damages and is the sole and exclusive remedy to the other party for any losses, damages, claims, costs or expenses arising from the occurrence of any event giving rise to the obligation to make such payment.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended by the respective Boards of Directors of Eclipsys or TSI at any time before or after approval by the stockholders of either party of the matters presented in connection with the Merger. After any such stockholder approval, however, no amendment may be taken which by law requires further approval by such stockholders until such further approval has been obtained.

     At any time prior to the Effective Time, Eclipsys or TSI, by action taken or authorized by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other company, (ii) waive any inaccuracies in the representations and warranties of the other company contained in the Merger Agreement or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained therein.

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

                              BUSINESS OF ECLIPSYS

     The information in this section relates to the business of Eclipsys as it is currently conducted without giving effect to the Merger.

OVERVIEW

     Eclipsys is a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. Eclipsys offers an integrated suite of healthcare products in four critical areas -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. These products can be purchased in combination to provide an enterprise-wide solution or individually to address specific needs. Eclipsys' products have been designed specifically to deliver a measurable impact on outcomes, enabling Eclipsys' customers to quantify clinical benefits and return on investment in a precise and timely manner. Eclipsys' products can be integrated with a customer's existing information systems, which Eclipsys believes reduces overall cost of ownership and increases the attractiveness of its products. Eclipsys also provides outsourcing, remote processing and networking services to assist customers in meeting their healthcare information technology requirements. Eclipsys was formed in December 1995 and has grown primarily through its three acquisitions, all completed since January 1997. These acquisitions, together with internally generated growth, have resulted in revenues of $126.5 million in 1997 on the pro forma basis described herein.

     Eclipsys markets its products primarily to large hospitals, academic medical centers and integrated healthcare delivery networks. Eclipsys has one or more of its products installed or being installed in over 350 facilities. To provide direct and sustained customer contact, Eclipsys maintains decentralized sales, implementation and customer support teams in each of its five North American regions. Eclipsys' field sales force has an average of 18 years of experience in the healthcare industry.

COMPETITIVE STRENGTHS

     Eclipsys believes that its products and services, focus on physicians' needs, leading technology, strategic relationships, management team and well-positioned customer base are competitive strengths that will enable it to capitalize on continued opportunities for growth.

     - Comprehensive Product Offering. Through both acquisitions and internal development, Eclipsys has assembled a comprehensive suite of products that perform core functions in the four areas Eclipsys believes are most critical to its customers -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. Eclipsys' individual products can be integrated to provide a comprehensive healthcare information technology solution. Eclipsys' product strategy has been to acquire or develop industry-leading products in each core category and then integrate them to provide a comprehensive healthcare information technology solution.

     - Physician-Oriented Products. Eclipsys' clinical products are designed to reflect and support the way physicians work, and include features such as alerts, reminders, just-in-time clinical decision support, sub-second response times, an intuitive graphical user interface, continuous event monitoring and a customizable rules and protocol engine. This focus on physicians is important because Eclipsys believes that they are key decision makers in the trend toward the use of healthcare information technology solutions to improve work processes and outcomes across the continuum of healthcare delivery.

     - Leading Technology. Eclipsys has recently announced the development of, and has commenced migrating its products to, its new SOLA architecture. SOLA is a browser-enabled, multi-tiered, database-neutral architecture that supports multiple platforms and can be used across a broad range of computing environments from client-server systems to legacy mainframes. SOLA is designed to facilitate the integration of Eclipsys' products with its customers' existing systems, as well as with future products developed or acquired by Eclipsys.

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

     - Strategic Relationships. One of Eclipsys' important strategic relationships is with Partners, including two of its hospital subsidiaries, Brigham and MGH. This relationship provides intensive physician-driven research and development for new and existing products, testing and development support. In addition, Brigham and MGH, academic medical centers affiliated with Harvard Medical School, provide potential forums for training future users and customers. Eclipsys also has relationships with other academic medical centers, which also provide testing and development support.

     - Proven Management Team with Successful Track Record. Eclipsys' senior management team averages over 22 years in the healthcare and information technology industries and includes four former chief executive officers. Harvey J. Wilson, Chairman of the Board, President and Chief Executive Officer of Eclipsys, was a co-founder of SMS. Eclipsys believes that the range and depth of its senior management team position it to address the evolving requirements of its customers and to manage the growth required to meet its strategic goals.

     - Well-positioned Customer Base. Eclipsys' customers include large hospitals, integrated healthcare delivery networks and academic medical centers. Eclipsys believes that these entities are generally the first to adopt new technology and are the drivers of industry consolidation. Management believes that Eclipsys' commitment to quality, innovation, rapid product implementation and ongoing customer support has enabled it to build and maintain strong and stable customer relationships and positions it to capitalize on the opportunities for growth within its existing customer base. At December 31, 1997, Eclipsys had a backlog of approximately $108 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Eclipsys -- Backlog."

INDUSTRY

     In recent years, the healthcare industry has undergone, and is continuing to undergo, radical and rapid change. The increasing cost of providing healthcare has led the government sector, followed by the private sector, to develop new payment mechanisms that encourage healthcare providers to contain costs. This has caused the provider reimbursement environment to move away from the indemnity model, characterized by fee-for-service arrangements and traditional indemnity insurance, toward the managed-care model, in which providers are aligned within networks and healthcare delivery must follow plan-established rules to qualify for reimbursement. As a result, the emphasis of healthcare providers has shifted from providing care regardless of cost to providing high-quality care in the most cost-effective manner possible. Many providers are realizing that the traditional method of cost containment -- cutting expenses -- is not by itself enough to maintain their competitiveness in the face of these pressures. Management believes that providers must also improve the processes by which healthcare is provided, including improving the quality of care, the efficiency with which it is delivered and patient satisfaction. In particular, healthcare providers are focusing on avoiding costly adverse clinical events.

     The pressures to achieve successful clinical outcomes more efficiently while managing costs more effectively has led to significant industry consolidation, as healthcare providers seek to offer and control the full continuum of healthcare. The result has been the development of large integrated healthcare delivery networks. These are comprehensive vertical networks of healthcare providers, typically organized around an anchor hospital, and include physicians, outpatient facilities, laboratories, radiology facilities, home healthcare providers and long-term and rehabilitative facilities. As these networks grow larger and more dispersed, the challenge of effectively managing and delivering information throughout the enterprise also increases.

     Traditional healthcare information systems are limited in their ability to support restructuring of healthcare delivery processes or the evolving requirements of integrated healthcare delivery networks. Such systems have generally been financially oriented, focusing primarily on the ability to capture charges and generate bills. Many information technology vendors have attempted to apply their existing financially oriented systems to meet the demand for clinical solutions. However, because these systems were not originally developed to address clinical requirements, they often lack the basic structure and functionality

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to support better overall management of costs, care quality, outcome measurement and patient satisfaction across the healthcare delivery continuum. Moreover, because these vendors historically developed and marketed such systems primarily to financial managers, physicians, who influence a significant portion of variable healthcare costs, were often excluded from the design of healthcare information systems and from the system selection process. In addition, traditional systems were typically designed to operate in a single facility, which has made them less effective in today's widely dispersed integrated healthcare delivery networks.

     The growth of the managed care environment and the rise of integrated healthcare delivery networks has created an opportunity for new healthcare information technology products and services. Healthcare providers are increasingly demanding integrated solutions that offer all of the core functions required to manage the entire healthcare delivery process. These core functions include clinical management, access management and patient financial management functions. In addition, large and widely spread healthcare delivery networks require data warehouse and analysis tools that permit them to effectively extract and analyze data located throughout the enterprise, both to measure clinical results and return on investment and to support process improvement. These solutions must also allow providers to preserve their investment in existing legacy applications and technologies, which often are significant and vary from facility to facility. Finally, physician utilization is necessary for a healthcare information technology solution to improve clinical outcomes. Eclipsys believes that physician utilization will increase as information technology solutions provide greater functionality, including alerts, reminders, sub-second response times, just-in-time clinical decision support, an intuitive graphical user interface and the ability to log on to the system remotely.

     Historically, the healthcare industry has invested relatively less in technology compared to certain other industries. Eclipsys believes that healthcare providers are realizing that a relatively small investment in healthcare information technology can significantly reduce variable costs. As a result of industry trends, healthcare providers are making significant investments in healthcare information technology solutions that capitalize on evolving information management technologies. Industry analysts estimate that healthcare organizations spent approximately $17 billion in 1997 for information technology solutions, and anticipate that such expenditures will increase to approximately $28 billion annually by 2002.

STRATEGY

     Eclipsys' objective is to become the leading provider of healthcare information technology solutions to meet the needs of the healthcare industry as it consolidates and evolves. Key elements of Eclipsys' strategy to achieve this objective include:

     Provide Comprehensive, Integrated Healthcare Information Technology Solutions. Eclipsys is focusing on providing a full suite of clinical management, access management, patient financial management and enterprise data warehouse and analysis solutions. Eclipsys' products are designed to be:

     - responsive to physicians' needs for alerts, reminders, sub-second response times, continuous event monitoring and practice-specific clinical information, rules, and protocols which provide just-in-time clinical decision support;

     - outcomes-oriented, so customers can easily determine clinical benefits and return on investment; and

     - user-friendly through an intuitive graphical user interface.

     Eclipsys believes that its healthcare information technology solutions facilitate the clinical and business decision process, enabling its customers to improve their overall work processes, clinical outcomes and return on investment.

     Further Penetrate Existing Customer Base. Eclipsys believes there is a significant opportunity to sell its integrated healthcare technology solutions to its existing customers. Eclipsys has at least one of its products installed or being installed at over 350 facilities. Of these customers, only a few have an

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enterprise-wide healthcare information system. Eclipsys believes that it is well-positioned to capitalize on the growth opportunity within its existing customer base as a result of several factors:

     - its broad, integrated product suite;

     - the ability of its products to work with a customer's existing information systems;

     - the ability to document clinical benefits and return on investment;

     - management's industry experience and relationships;

     - alignment of its pricing and payment schedule with the value received by its customers; and

     - its ongoing customer support and service programs.

     Employ a Targeted Marketing Approach. Eclipsys' target market primarily includes large hospitals, integrated healthcare delivery networks and academic medical centers. Eclipsys believes that these entities are the first to adopt new technology and are the drivers of industry consolidation. As the size and complexity of these customers grow, their need for integrated information technology solutions increases. Eclipsys has identified potential new customers, including those who are currently relying on legacy systems that lack the functions and features such customers require, and is targeting decision makers within these entities. In particular, Eclipsys believes that physicians are becoming increasingly involved in the information technology selection process as recent technological developments and the impact of managed care have increased the utility of information systems to physicians. Eclipsys believes that its clinically oriented, physician-designed products provide it with an advantage as it competes for business. Eclipsys also leverages the extensive industry experience of its senior management and sales force, as well as its strategic relationships with leading institutions such as Brigham and MGH, to pursue this opportunity.

     Continue to Enhance and Develop New Solutions. Eclipsys intends to continue upgrading existing products and developing new solutions to meet the evolving healthcare information needs of its customers. For example, Eclipsys is currently focusing on migrating its products to its new SOLA architecture, which is designed to facilitate the integration of new and existing applications as they are developed or acquired by Eclipsys with legacy systems of its customers. Eclipsys has a team of more than 300 internal research, development and technical support professionals dedicated to developing, enhancing, supporting and commercializing new and enhanced healthcare information technology products. Eclipsys also has an exclusive right of first offer to commercialize new information technologies developed in connection with Partners. In addition, Eclipsys' relationship with Partners allows it to test new and existing products in a potential forum that provides feedback from medical and administrative users, which Eclipsys believes gives it a competitive advantage in developing new products.

     Pursue Selected Acquisitions and Investments. Eclipsys intends to continue pursuing selected acquisitions and investments that will enhance its product line, customer base, technological capabilities and management team. Historically, Eclipsys has experienced significant growth through acquisitions, and intends to continue to target acquisitions and investments that will help it achieve its overall strategic goals. Eclipsys also believes that such transactions will provide it with the opportunity to leverage its existing sales, marketing and development teams and offer the potential to achieve operating synergies across the organization.

PRODUCTS

     Eclipsys' products perform the core information technology functions required by integrated healthcare delivery networks and other healthcare providers across the entire continuum of healthcare. These functions include (i) clinical management, (ii) access management, (iii) patient financial management and (iv) enterprise data warehouse and analysis.

     - Clinical Management products assist the physician and other clinicians in making clinical decisions throughout the care process. These systems give physicians and other clinicians immediate access to

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       complete and up-to-date patient records at all stages, enable physicians to enter on-line orders for specialized services, such as radiology or laboratory testing and prescriptions, provide clinical rules to facilitate clinical decisions and alert the physician to potential adverse reactions.

     - Access Management products provide access to patient information from any point in the healthcare delivery system and coordinate the gathering of additional patient data at each stage of the patient encounter. Access management also coordinates the scheduling of patient appointments throughout the treatment process.

     - Patient Financial Management products coordinate compliance with managed-care contract reimbursement terms, patient billing and collection and third-party reimbursement. These products support the growing trend toward the centralized business office, which manages compliance with managed-care contracts across the entire healthcare enterprise and for all stages of the healthcare continuum.

     - Enterprise Data Warehouse and Analysis products facilitate the extraction and analysis of all data collected throughout the organization to support reporting, strategic planning and decision-making functions.

     Eclipsys offers products under the Sunrise name in each of these four core areas. These products enable Eclipsys to offer a comprehensive line of core applications that can be purchased individually or combined to form a fully integrated single-source information technology solution. Most of Eclipsys' products are functional in several different healthcare settings, including ambulatory care, critical care and acute care.

     The Sunrise Access Management suite, the Sunrise Patient Financial Management suite and the Sunrise Enterprise Data Warehouse are generally available to Eclipsys' customers. Most of the key functionalities of the Sunrise Clinical Management suite are currently available in Eclipsys' heritage products. Eclipsys is in the process of integrating these key functionalities into the Sunrise Clinical Management suite, which is currently in field trials and is expected to be generally available to customers in 1999.

SUNRISE CLINICAL MANAGEMENT

     Sunrise Clinical Management is a physician-oriented application that provides patient information to the physician and other clinicians at the point-of-care anywhere in the healthcare continuum, allows a physician to quickly and efficiently enter orders directly into the system and provides clinical decision support at the time of order entry. The functionality of the Sunrise Clinical Management suite is derived from the Alltel TDS 7000 Series, Emtek's Continuum 2000 application and the BICS program developed at Brigham and licensed from Partners. Eclipsys has selected the best features of these heritage programs to integrate into its Sunrise Clinical Management suite. Eclipsys continues to enhance and support these heritage products for its installed customer base in order to allow these customers to make the transition to the Sunrise Clinical Management suite over time. Sunrise Clinical Management includes the following features:

     - Clinical Data Repository, which permanently stores clinical and financial information into patient care records that are easily and quickly accessible in ambulatory, acute care and other healthcare settings.

     - Clinical View, which provides physicians with access to patient information, such as complete patient records covering treatments at both ambulatory and acute care facilities, whether they are accessing the records from within the healthcare facility or a remote location.

     - Clinical Documentation, which gathers and presents organized, accurate and timely patient information. The application creates an electronic patient chart, accepting and arranging input from caregivers, laboratories or monitoring equipment.

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     - Order Entry, Communication and Management, which enables physicians to enter on-line prescriptions and orders for laboratory or diagnostic tests or procedures. The application also routes the order to the appropriate department or party within the organization for fulfillment.

     - SOLAssistant, which is a clinical decision support system that is activated automatically during the order entry process. This sophisticated system provides real-time guidance to physicians by alerting them to possible problems with or conflicts between newly entered orders and existing patient information using the system's rules database. A comprehensive set of clinical rules developed by physicians is available with SOLAssistant. Customers can modify these existing rules or can develop their own clinical rules.

     - SOLAsentry, which is a continuous event monitoring system. SOLAsentry triggers alerts, which can include e-mail or pager notification, upon the occurrence of a specified change in a patient's condition or any other physician-designated event, such as the delivery of unfavorable laboratory results. The application tracks new patient data, relates it to information already in the system for that patient, identifies significant new relationships, alerts the physician to the changed relationship and prompts corrective actions on a real-time basis.

     - Clinical Pathways and Scheduled Activities List, which provide access to standardized patient care profiles and assist in the scheduling and monitoring of procedures. These applications provide listings of clinical treatment procedures for individual patient care and generates scheduled activities lists in each department based on information from those lists. This allows the resources of a department to be deployed in the most effective and efficient manner.

     Eclipsys is currently developing a clinical reporting application, which will provide periodic reports to physicians enabling them to identify their practice group's clinical performance. Eclipsys is also developing referral and medical management features, which will allow a physician to refer a patient instantly to another healthcare provider with appropriate patient information attached to the referral.

     Eclipsys' heritage clinical management products are installed or in the process of being installed at more than 250 facilities.

SUNRISE ACCESS MANAGEMENT

     Sunrise Access Management enables the healthcare provider to identify the patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire continuum of patient care on an enterprise-wide basis. The single database structure of Sunrise Access Management permits simultaneous access to the entire patient record from any terminal on the system. The Sunrise Access Management suite is based primarily on the products acquired in the SDK Acquisition, which Eclipsys has integrated with its other product offerings and has continued to enhance. The elements of Sunrise Access Management include:

     - Patient Registration/ADT, which is used to register a patient in an ambulatory setting, and to admit, discharge and transfer patients in an acute care setting. Patient information -- such as demographics, personal contacts, primary-care provider, allergies or medications, health history, employment and insurance coverage -- is taken at the patient's initial visit and is immediately accessible on-line to all authorized personnel across the enterprise. Subsequent visits require only confirmation and updates as necessary. Visit-specific information, such as the date and the reason for the visit, the care provided and the caregivers providing service, is collected at each visit.

     - Patient Scheduling and Resource Management, which is used to schedule patient appointments across an organization from any location within the enterprise. The application has the flexibility to provide for patient preferences and resource availability.

     - Enterprise Master Person Index, which is a single index of all patients and healthcare plan members within a healthcare provider's system. Records can be accessed from the index by searching a

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       variety of characteristics, such as name, Social Security number or other demographic data, including a combination of several characteristics.

     Sunrise Access Management also includes managed care support features such as verifying insurance eligibility on-line and compliance with managed care plan rules and procedures, as well as medical records abstracting, which compiles patient data into statistical information. The integrated nature of Sunrise Access Management allows healthcare providers to complete pre-registration as part of the scheduling process and view patient records from multiple sites within an enterprise. This eliminates the generation of redundant records, thereby saving both patient and caregiver time, and permits the efficient scheduling of resources throughout the organization.

     Eclipsys' access management products are installed or in the process of being installed at over 70 facilities.

SUNRISE PATIENT FINANCIAL MANAGEMENT

     Sunrise Patient Financial Management uses a single, integrated database for patient accounting processes, including the automatic generation of patient billing and accounts receivable functions, a system of reimbursement management to monitor receivables, the automation of collection activities and contract compliance analysis, as well as follow-up processing and reporting functions. Billing and receivables management activities are automated through rules-based processing and can be customized to reflect each organization's specific procedures. This product suite supports the growing trend toward the centralized business offices for multiple entities, which improves compliance with managed care contracts across the entire enterprise and at all stages of the healthcare delivery continuum. The Sunrise Patient Financial Management suite is based primarily on the products acquired in the SDK Acquisition, which Eclipsys has integrated with its other product offerings and has continued to enhance. Sunrise Patient Financial Management includes the following functions:

     - Patient Accounting, which automates the patient billing and accounts receivable functions. For bill generation, the application incorporates rules-based calculations of expected reimbursement and provides users with the option for automatic generation of contractual allowances at the time of billing or the time of payment. Rules may be generated for each insurance plan accepted by an organization. Receivables management functions include account write-offs, on-line work lists of accounts requiring follow-up, extensive account comments and standard and ad hoc reporting. Paperless processing is achieved through real-time inquiry, editing, sorting, reporting, commenting and updating from other applications, including modules in Sunrise Access Management and Sunrise Clinical Management.

     - Contract Management, which includes a repository for the payment terms, restrictions, approval requirements and other rules and regulations of each insurance plan and managed care contract accepted by an organization. Contract Management is used in conjunction with other Sunrise products to ensure that patient care complies with these rules and regulations.

     - Reimbursement Management, which facilitates monitoring receivables, performing collection activity, reconciling with third parties and analyzing contract compliance and performance.

     - Executive Information System, which provides immediate access to the data contained in the Patient Financial Management database. Executive Information System provides reports in tabular or graphic formats.

     Eclipsys' patient financial management products are installed or in the process of being installed at over 75 facilities.

SUNRISE ENTERPRISE DATA WAREHOUSE

     Sunrise Enterprise Data Warehouse, which consolidates data from different systems, including all of a client's legacy and third-party systems, into a single database to facilitate and support data gathering and

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analysis throughout an organization. This application enables users to analyze collected data, identify sources of the data, automate data extraction, map and load data into relational tables for detailed analysis, assure the consistency of data across systems and support timely, accurate analysis and reporting of data for specific applications. Enterprise Data Warehouse is able to house data from other systems and supports data-mining techniques, allowing a customer to gather data from all of the organization's systems. Customers can build customized reports using the collected data, reducing the need for additional software and training. Sunrise Enterprise Data Warehouse is an important component of the customers' ability to measure and document improved clinical outcomes and return on investment.

OTHER PRODUCTS

     Eclipsys' other products include OpenHUB and Orion, both of which Eclipsys distributes under a license. OpenHUB is Eclipsys' interface engine, which provides a fast, flexible means of integrating systems and data, allowing an organization to select the best data processing solution regardless of the hardware or software platforms. Orion is an electronic document and workflow management product that permits providers to reduce their dependency on paper communications, thereby improving workflow processes and reducing the risk of lost or inaccurate records.

     In connection with Eclipsys' investment in Simione, Eclipsys and Simione have entered into a Remarketing Agreement pursuant to which Eclipsys has the right to distribute certain Simione software products designed for home healthcare providers. See "Management's Discussion and Analysis of Eclipsys -- Overview."

     In connection with providing healthcare information technology solutions, Eclipsys also sells hardware to its customers.

SOLA ARCHITECTURE

     Eclipsys has recently announced the development of, and has commenced migrating its products to, its new SOLA architecture, which Eclipsys believes will facilitate integration, enhance automation, increase reliability and improve security and workflow processes. SOLA draws on a thin-client architecture to integrate business logic with an intuitive graphical user interface thereby enhancing automation and reducing the cost of ownership. This thin-client architecture enables the user interface to be improved without disturbing the core application set and facilitates integration of Eclipsys' products with new operating systems, display environments and devices. SOLA also features a high performance rules engine to implement a sizable portion of the business logic for Eclipsys' products. These rules guide clinical and business workflow, clinical decision support for order entry, clinical and financial event monitoring and screen logic, enabling structured development of new applications while maintaining consistency across applications. Because the rules are managed and stored as data, customers are able to update the business logic without modifying and distributing new code. This enables customers to reduce programming expenses, while enhancing the flexibility of Eclipsys' applications and facilitating their rapid adoption. SOLA features a seamless and consistent architecture which promotes reliability for mission-critical applications and fault tolerance. The SOLA architecture also uses advanced technology to maintain security across the Internet and organization Intranets. This ability to support secure communications and incorporate reliable protocols for authenticating users and services permits the confidentiality of patient information to be maintained. Certain products being migrated to the SOLA architecture are currently undergoing field trials in several locations.

SERVICES

     Drawing on the functionality and flexibility of its software products, Eclipsys offers a range of professional services as part of its healthcare information technology solutions. These services include outsourcing, remote processing and network services.

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  OUTSOURCING SERVICES

     Outsourcing Services typically involve Eclipsys assuming the management of the customer's entire information technology function on-site using Eclipsys' employees. Outsourcing Services include Facilities Management, Network Outsourcing and Transition Management.

     Facilities Management enables customers to improve their information technology operations by having Eclipsys assume responsibility for all aspects of the customer's information technology operations, from equipment to human resources.

     Network Outsourcing provides customers with total healthcare information network support, relieving the customer of the need to secure and maintain expensive resources in a rapidly changing technological environment.

     Transition Management offers customers a solution for migrating their information technology to new processes, technologies or platforms without interfering with the existing rules and initiatives critical to the delivery of healthcare.

  REMOTE PROCESSING SERVICES

     Remote Processing Services include complete processing of an enterprise's applications from Eclipsys' site using Eclipsys' equipment and personnel. This service frees an organization from having to maintain the environment, equipment and technical staff required for systems processing and offers support for an organization's fault management, configuration management and utilization management processes.

  NETWORK SERVICES

     Network Services is a comprehensive package of services allowing Eclipsys' customers to receive critical data quickly and accurately without incurring a substantial increase in cost. Eclipsys assesses changes in network utilization and function, forecasts any necessary upgrades to accommodate growth of the customer and designs any changes necessary to provide the customer with the required performance and functionality.

     Eclipsys offers its services in various forms ranging from on-site assistance on a time and expense basis to complete turnkey project deliveries with guaranteed fixed price rates and outcomes.

IMPLEMENTATION, PRODUCT SUPPORT AND TRAINING

     Eclipsys believes that a high level of service and support is critical to its success. Furthermore, Eclipsys believes that a close and active service and support relationship is important to customer satisfaction and provides Eclipsys with important information regarding evolving customer requirements and additional sales opportunities. To facilitate successful product implementation, Eclipsys' consultants assist customers with initial installation of a system, conversion of a customer's historical data and ongoing training and support. This also includes Year 2000 consulting, programming and conversion services to help customers prepare for transition and to address Year 2000 compliance and performance issues. In addition, 24-hour telephone support is available and Eclipsys offers electronic distribution to provide clients the latest information regarding Eclipsys' products. Eclipsys also provides regular maintenance releases to its customers. Eclipsys' service and support activities are supplemented by comprehensive training programs, including introductory training courses for new customers and seminars for existing customers, to educate them about the capabilities of Eclipsys' systems.

PRICING

     Historically, Eclipsys has employed a traditional software pricing and payment model in which the entire software license fee is payable upon commencement of the license, service fees are paid as performed and maintenance fees, typically equal to a fixed percentage of the license fee, are paid over the life of the license. More recently, Eclipsys has begun to offer a variety of creative pricing models in

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furtherance of its philosophy that pricing and payment schedules should be closely aligned with the value received by the customer. Eclipsys encourages customers to elect a payment schedule that spreads software license payments, together with service fees and maintenance fees on a bundled basis, regularly over the life of the license. In addition, Eclipsys has commenced offering software license and maintenance fees that vary with the amount of patient traffic serviced by the customer, enabling the customer to analyze the cost on a per-case basis. Eclipsys also encourages customers to consider pricing models in which Eclipsys' primary compensation takes the form of sharing in cost savings or other performance benefits realized by the customer. The pricing of Eclipsys' contracts can vary significantly, depending upon the pricing model, product configuration and features, and implementation.

CUSTOMERS, MARKETING AND SALES

     Eclipsys' marketing and sales efforts focus on large hospitals, integrated healthcare delivery networks and academic medical centers. Eclipsys sells its products and services in North America exclusively through its direct sales force. To provide direct and sustained customer contact, management of the sales force is decentralized, with the five Regional Presidents having primary responsibility for sales and marketing within their regions. Some multi-region accounts are managed by national account representatives. Within each region, the direct sales force is generally organized into two groups, one focused principally on generating sales to new customers and the other focused on additional sales to existing customers. The direct sales force works closely with Eclipsys' implementation and product line specialists. Eclipsys' field sales force has an average of 18 years of experience in the healthcare industry. A significant component of compensation for all direct sales personnel is performance based, although Eclipsys bases quotas and bonuses on a number of factors in addition to actual sales, including customer satisfaction and accounts receivable performance.

     Eclipsys has customers in Belgium, France, the Netherlands, the United Kingdom and Japan. International sales representatives generally report to the Regional President of the International Region and are responsible for all customers within their sales regions. Eclipsys may also use sales agents to market its products internationally.

RESEARCH AND DEVELOPMENT

     Eclipsys believes that its future success depends in large part on its ability to maintain and enhance its current product line, develop new products, maintain technological competitiveness and meet an expanding range of customer requirements. A significant portion of Eclipsys' research and development and product testing effort is performed in conjunction with physicians at Brigham, MGH and other academic medical centers. Eclipsys' current development efforts are focused on the migration of its products to the SOLA architecture and the development of additional functionality and applications for its existing products. Eclipsys believes that the open, integrated nature of its SOLA architecture will facilitate the development of applications without the need for major rewriting or reconfiguration of code. As of October 31, 1998, Eclipsys' research, development and technical support organization consisted of more than 271 employees. Eclipsys' research and development expenses were $29.3 million for 1997, on the pro forma basis described herein.

COMPETITION

     The market for Eclipsys' products and services is intensely competitive and is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. Eclipsys' principal competitors include Cerner Corp., HBO & Company, IDX Systems Corp. and SMS. Eclipsys also faces competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. A number of Eclipsys' competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than Eclipsys. Eclipsys also expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. Eclipsys believes that the principal factors affecting competition in the healthcare
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information technology market include product functionality, performance, flexibility and features, use of open standards technology, quality of service and support, company reputation, price and overall cost of ownership. See "Risk Factors -- Competition."

PROPRIETARY RIGHTS

     Eclipsys is dependent upon its proprietary information and technology. Eclipsys relies primarily on a combination of copyright, trademark and trade secret laws and license agreements to establish and protect its rights in its software products and other proprietary technology. Eclipsys requires third-party consultants and contractors to enter into nondisclosure agreements to limit use of, access to and distribution of its proprietary information. In addition, Eclipsys currently requires employees who receive option grants under any of its stock plans to enter into nondisclosure agreements. There can be no assurance that Eclipsys' means of protecting its proprietary rights will be adequate to prevent misappropriation. The laws of some foreign countries may not protect Eclipsys' proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by Eclipsys to protect its proprietary rights, it may be possible for unauthorized third parties to copy aspects of Eclipsys' products, reverse engineer such products or otherwise obtain and use information that Eclipsys regards as proprietary. In certain limited instances, customers can access source code versions of Eclipsys' software, subject to contractual limitations on the permitted use of such source code. Although Eclipsys' license agreements with such customers attempt to prevent misuse of the source code, the possession of Eclipsys' source code by third parties increases the ease and likelihood of potential misappropriation of such software. Furthermore, there can be no assurance that others will not independently develop technologies similar or superior to Eclipsys' technology or design around the proprietary rights owned by Eclipsys.

EMPLOYEES

     As of October 31, 1998, Eclipsys employed 1,005 people, including 271 in research, development and technical support, 528 in operations, 122 in marketing and sales, 68 in finance and administration and 16 in international operations. The success of Eclipsys depends on its continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense in the information technology industry, particularly for talented software developers, service consultants, and sales and marketing personnel. There can be no assurance that Eclipsys will be able to attract and retain qualified personnel in the future.

     Eclipsys' employees are not represented by any labor unions. Eclipsys considers its relations with its employees to be good.

FACILITIES

     Eclipsys is headquartered in Delray Beach, Florida, where it leases office space under two separate leases expiring in March 2000 and July 2002. In addition, Eclipsys maintains leased office space in Little Rock, Arkansas; Newport Beach, California; San Jose, California; Atlanta, Georgia; Oak Brook, Illinois; Boston, Massachusetts; Albany, New York; Saratoga Springs, New York; Roseland, New Jersey; Malvern, Pennsylvania; and Pittsburgh, Pennsylvania within the United States and Brussels, Belgium; Paris, France; and London, United Kingdom. These leases expire at various times ranging from June 1998 to June 2009. Aggregate rental payments under all of Eclipsys' leases were $4.1 million in 1997.

LEGAL PROCEEDINGS

     Eclipsys is involved from time to time in routine litigation that arises in the ordinary course of its business, but is not currently involved in any litigation that Eclipsys believes could reasonably be expected to have a material adverse effect on Eclipsys.

                              ECLIPSYS MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The current executive officers and directors of Eclipsys, their respective ages as of October 31, 1998 and their positions with Eclipsys are as follows:

           NAME              AGE                            POSITION
           ----              ---                            --------
Harvey J. Wilson...........  59    President, Chief Executive Officer and Chairman of the
                                   Board of Directors
James E. Hall..............  65    Senior Vice President, Field Operations and Chief
                                   Operating Officer
Robert J. Vanaria..........  52    Senior Vice President, Administration, Chief Financial
                                   Officer and Treasurer
T. Jack Risenhoover, II....  33    Vice President, General Counsel and Secretary
Steven A. Denning(1).......  50    Director
G. Fred DiBona(1)..........  47    Director
Eugene Fife(1).............  58    Director
William E. Ford(2).........  37    Director
Jay B. Pieper(2)...........  55    Director
Richard D. Severns(2)......  52    Director

---------------
(1) Member of the Executive Development and Compensation Committee.

(2) Member of the Audit Committee.

     Harvey J. Wilson, Eclipsys' founder, has served as President, Chief Executive Officer and Chairman of the Eclipsys Board since Eclipsys was formed in December 1995. From January 1993 to December 1995, Mr. Wilson invested privately in software and technology companies. Mr. Wilson was a co-founder of SMS, a healthcare information systems provider. Mr. Wilson is a director of Philadelphia Suburban Corporation, a water utility company.

     James E. Hall has served as Senior Vice President, Field Operations and Chief Operating Officer since January 1997. From August 1995 to January 1997, Mr. Hall was Senior Vice President of Sales and Marketing for Multimedia Medical Systems, Inc., a telemedicine company ("MMS"). From January 1991 to August 1995, Mr. Hall was President of Asia Pacific Partners Ltd., a consulting firm.

     Robert J. Vanaria has served as Senior Vice President, Administration, Chief Financial Officer and Treasurer since December 1997. From March 1995 to December 1997, Mr. Vanaria was Senior Vice President and Chief Financial Officer of Greenwich Air Services, Inc., an aviation services subsidiary of General Electric Company. From September 1994 to February 1995, Mr. Vanaria was a self-employed business consultant. From March 1982 to August 1994, Mr. Vanaria was Senior Vice President and Chief Financial Officer of Foamex International, Inc., a manufacturing company.

     T. Jack Risenhoover, II has served as Vice President and General Counsel since February 1997. From May 1994 to January 1997, Mr. Risenhoover was general counsel for The Right Angle, Inc., a marketing firm. Mr. Risenhoover was awarded his J.D. from Vanderbilt University School of Law in April 1994.

     Steven A. Denning has served on the Eclipsys Board since March 1997. Mr. Denning is a Managing Member of General Atlantic Partners, LLC, an equity fund that invests worldwide in software and information technology companies, and has been with General Atlantic since 1980. Mr. Denning is also a director of GT Interactive Software Corp., an interactive entertainment software development company.

     G. Fred DiBona has served on the Eclipsys Board since May 1996. Since 1990, Mr. DiBona has been the President and Chief Executive Officer of Independence Blue Cross and its subsidiaries. Mr. DiBona is also a director of Magellan Health Services, Inc., a specialized managed healthcare company; PECO Energy Company, a public energy company; Philadelphia Suburban Corporation, a water utility company; Tasty Baking Company, a packaged foods company; and the Pennsylvania Savings Bank.

     Eugene Fife has served on the Eclipsys Board since May 1997. Since September 1996, Mr. Fife has been the President and Chief Executive Officer of MMS. Mr. Fife was a general partner in Goldman Sachs & Co. from June 1970 to November 1995, at which time he became a limited partner. Mr. Fife remains a limited partner in Goldman Sachs & Co. Mr. Fife is also a director of Baker, Fentress Company, an investment company.

     William E. Ford has served on the Eclipsys Board since May 1996. Mr. Ford is a Managing Member of General Atlantic Partners, LLC and has been with General Atlantic since 1991. Mr. Ford also serves as a director of GT Interactive Software Corp., an interactive entertainment software company; MAPICS, Inc., a resources planning software applications company; Envoy Corporation, an electronic data processing company; LHS Group Inc., a billing solutions company; and E-Trade Group, Inc., an on-line discount broker.

     Jay B. Pieper has served on the Eclipsys Board since May 1996. Since May 1995, Mr. Pieper has served as Vice President of Corporate Development and Treasury Affairs for Partners. From March 1986 to May 1995, Mr. Pieper was Senior Vice President and Chief Financial Officer for Brigham.

     Richard D. Severns has served on the Eclipsys Board since January 1998. Mr. Severns has been Senior Vice President and Director of Finance for the GM Network Services and Strategy Group of Motorola since August 1991.

     Each officer of Eclipsys serves at the discretion of the Eclipsys Board and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Eclipsys.

TSI DESIGNATED DIRECTORS

     The Eclipsys Board has voted to expand the size of the Board so that, following the Merger, the Board will consist of nine directors. The Board has appointed the following two current directors of TSI to fill the two vacancies on the Eclipsys Board, subject to completion of the Merger:

               NAME                  AGE                POSITION
               ----                  ---                --------
Robert F. Raco.....................  61                 Director
Patrick T. Hackett.................  36                 Director

     Robert F. Raco has been nominated for election to the Eclipsys Board of Directors of the Eclipsys Special Stockholders' Meeting, subject to completion of the Merger. Mr. Raco has been President and Chief Executive Officer of Transition Systems, Inc. since 1990 and has served as a director of TSI since 1986. Mr. Raco joined TSI at its inception and served as Executive Vice President and Chief Operating Officer from 1986 to 1989. Mr. Raco previously served as Vice President of Information Services at New England Medical Center, Inc. until 1990. Mr. Raco has more than twenty years of experience in the information processing field.

     Patrick T. Hackett has been nominated for election to the Eclipsys Board of Directors of the Eclipsys Special Stockholders' Meeting, subject to completion of the Merger. Mr. Hackett has been a Managing Director of Warburg, Pincus & Co. since 1994. Mr. Hackett was an Associate at Warburg, Pincus & Co. from 1990 to 1991 and a Vice President from 1991 to 1993. Mr. Hackett has served as a director of TSI since January 1996. He is also a director of Coventry Corporation, a managed healthcare company, VitalCom Inc., a healthcare computer networking company and several private companies.

CLASSIFIED BOARD

     The Eclipsys Board is divided into three classes, each of whose members will serve for a staggered three-year term. The Eclipsys Board currently consists of two Class I Directors (Messrs. Fife and Ford), two Class II Directors (Messrs. Pieper and Severns) and three Class III Directors (Messrs. Denning, DiBona and Wilson). If the merger is completed, the Eclipsys Board will consist of three Class I Directors (the existing Class I Directors plus Mr.
Raco), three Class II Directors (the existing Class II Directors plus Mr. Hackett) and three Class III Directors. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of Eclipsys stockholders held during the calendar years 1999, 2000 and 2001, respectively.

OBSERVER RIGHTS

     Subject to certain conditions, Motorola has the right under the Second Amended and Restated Stockholders' Agreement dated January 24, 1998, by and among Eclipsys and certain stockholders of Eclipsys (the "Stockholders Agreement") to have an observer present at all regular and special meetings of the Eclipsys Board so long as it owns at least 3.5% of the total number of shares of Eclipsys Voting Common Stock outstanding (on an as converted and as exercised basis).

COMMITTEES OF THE BOARD OF DIRECTORS

     The Eclipsys Board has an Executive Development and Compensation Committee composed of Messrs. Denning (Chairman), DiBona and Fife, which makes recommendations concerning salaries and incentive compensation for executive officers of Eclipsys and administers and grants stock options and awards pursuant to the Eclipsys' stock option plans, and an Audit Committee composed of Messrs. Pieper (Chairman), Ford and Severns, which reviews the results and scope of the audit and other services provided by the Eclipsys' independent public accountants. Mr. Harvey J. Wilson is an ex-officio member of both the Audit Committee and the Executive Development and Compensation Committee.

DIRECTOR COMPENSATION

     Directors of Eclipsys are reimbursed for any expenses incurred in connection with attendance at meetings of the Eclipsys Board or any committee of the Eclipsys Board, but are not otherwise compensated for such service. On April 8, 1998, the seven non-employee directors of Eclipsys were each granted a non-qualified stock option to purchase 13,333 shares of Eclipsys Voting Common Stock at a purchase price of $13.50 per share under the Eclipsys' 1998 Stock Incentive Plan. These options vest annually over a four year period. See "-- Stock Plans."

EXECUTIVE COMPENSATION

     The following table set forth the total compensation paid or accrued for the year December 31, 1997 for Eclipsys' Chief Executive Officer and its two other executive officers whose total annual salary and bonus exceeded $100,000 for 1997 (together, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                      ------------
                                                              ANNUAL COMPENSATION      SECURITIES
                                                              -------------------      UNDERLYING
                  NAME AND PRINCIPAL POSITION                 SALARY        BONUS      OPTIONS(1)
                  ---------------------------                 ------        -----      ----------
Harvey J. Wilson...........................................  $150,000(2)         --           --
  Chairman of the Board, President and Chief Executive
     Officer
James E. Hall..............................................   177,971      $ 50,000       50,000
  Senior Vice President, Field Operations and Chief
     Operating Officer
Robert J. Vanaria..........................................     7,692(3)    150,000       99,999
  Senior Vice President, Administration and Chief Financial
     Officer

---------------
(1) Represents the number of shares covered by options to purchase shares of Eclipsys Voting Common Stock granted during 1997.

(2) Includes $84,000 of deferred compensation.

(3) Mr. Vanaria joined Eclipsys in December 1997.

  Stock Option Grants

     The following table sets forth grants of stock options to each of the Named Executive Officers during the year ended December 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS
                             -------------------------------------------------------     POTENTIAL REALIZABLE
                                           PERCENT OF                                      VALUE AT ASSUMED
                             NUMBER OF       TOTAL                                       ANNUAL RATES OF STOCK
                             SECURITIES     OPTIONS                                     PRICE APPRECIATION FOR
                             UNDERLYING    GRANTED TO    EXERCISE OR                        OPTION TERM(1)
                              OPTIONS     EMPLOYEES IN   BASE PRICE     EXPIRATION     -------------------------
           NAME               GRANTED     FISCAL YEAR     PER SHARE        DATE           5%             10%
           ----              ----------   ------------   -----------    ----------        --             ---
Harvey J. Wilson...........        --          --              --              --            --               --
James E. Hall..............     4,000         0.3%          $0.20         1/20/07      $    491       $    1,243
                               46,000         3.5            6.50         1/25/07       187,895          976,162
Robert J. Vanaria..........    99,999         7.6            7.50          2/8/07       471,671        1,195,307

---------------
(1) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Eclipsys Voting Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect Eclipsys' estimate of future stock price growth. Actual gains, if any, on stock option exercises and Eclipsys Voting Common Stock holdings are dependent on the timing of such exercise and the future performance of the Eclipsys Voting Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

  Year-End Option Values

     The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1997. None of the Named Executive Officers exercised any stock options during the year ended December 31, 1997.

                         FISCAL YEAR END OPTION VALUES

                                                       NUMBER OF SHARES
                                                          UNDERLYING               VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                                        FISCAL YEAR END            AT FISCAL YEAR END(1)
                                                  ---------------------------   ---------------------------
                      NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                        -----------   -------------   -----------   -------------
Harvey J. Wilson................................         --             --             --             --
James E. Hall...................................         --         50,000             --        $75,450
Robert J. Vanaria...............................     33,333         66,666             --             --

---------------
(1) Represents the difference between the exercise price and the fair market value of the Eclipsys Voting Common Stock at fiscal year end as determined by the Eclipsys Board.

EMPLOYMENT ARRANGEMENTS

     On May 1, 1996, Harvey J. Wilson entered into an Employment Agreement with Eclipsys. Eclipsys agreed to employ Mr. Wilson as its Chief Executive Officer until May 1, 1999, with an annual salary of $150,000, subject to deferral until Eclipsys has reached certain milestones and subject to adjustment from time to time thereafter. In January 1998, Mr. Wilson's annual salary was increased to $200,000. Upon termination of his employment, unless terminated for cause, Mr. Wilson shall be entitled to payment of his salary and continuation of his benefits for a period of months determined by the Eclipsys Board which is consistent with its practice for senior executives. Mr. Wilson has agreed not to compete with Eclipsys during his term of employment and for three years thereafter.

STOCK PLANS

     A total of 4,333,333 shares of Eclipsys Voting Common Stock have been reserved for issuance in the aggregate under Eclipsys' three stock plans described below.

     The Eclipsys 1996 Stock Plan (the "1996 Stock Plan") provided for grants of stock options and awards of restricted and unrestricted Eclipsys Voting Common Stock. As of October 31, 1998, options to purchase 1,822,472 shares of Eclipsys Voting Common Stock were outstanding and 126,666 restricted shares of Eclipsys Voting Common Stock had been granted under the 1996 Stock Plan. The Eclipsys Board has provided that no additional grants or awards will be made under the 1996 Stock Plan.

     Under the Eclipsys 1998 Stock Incentive Plan (the "Incentive Plan"), a variety of awards, including incentive stock options intended to qualify under
Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted and unrestricted stock awards and other stock-based awards, may be granted to officers, employees, directors, consultants and advisors of Eclipsys and its subsidiaries. The Eclipsys Board has authorized the Executive Development and Compensation Committee to administer the Incentive Plan. While Eclipsys currently anticipates that most grants under the Incentive Plan will consist of stock options, it may also grant stock appreciation rights, which represent the right to receive any excess in value of the shares of Eclipsys Voting Common Stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of Eclipsys Voting Common Stock, subject to the right of Eclipsys to repurchase all or part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under the Incentive Plan. Options or other awards that are granted under the Incentive Plan but expire unexercised are available for future grants. As of October 31, 1998, options to purchase 489,986 shares of Eclipsys Voting Common Stock have been granted under the Incentive Plan, including a nonstatutory option to purchase up to 333,333 shares of Eclipsys Voting Common Stock granted to Harvey J. Wilson on April 8, 1998. Mr. Wilson's option covers (i) 66,666 shares at a purchase price of $15.00 per share, vesting over three years following the grant date, (ii) 66,667 shares at a purchase price of $30.00 per share, vesting over four years, (iii) 100,000 shares at a purchase price of $45.00 per share, vesting over five years, and (iv) 100,000 shares at a purchase price of $60.00, vesting over five years. Vesting under Mr. Wilson's option is subject to acceleration at the discretion of the Eclipsys Board under certain circumstances.

     Under the Eclipsys 1998 Employee Stock Purchase Plan (the "Eclipsys Purchase Plan"), employees of Eclipsys, including directors who are also employees, are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of Eclipsys Voting Common Stock. As of October 31, 1998, 14,152 shares of Eclipsys Voting Common Stock have been purchased pursuant to the Eclipsys Purchase Plan. The purchase price of such shares is the lower of 85% of the fair market value of Eclipsys Voting Common Stock on the day the offering commences and 85% of the fair market value of Eclipsys Voting Common Stock on the day the offering terminates.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Denning, Mr. DiBona and Mr. Fife served during the year ended December 31, 1997 as members of the Executive Development and Compensation Committee of the Eclipsys Board. Mr. Harvey J. Wilson, an executive officer of Eclipsys, was an ex-officio member of the Executive Development and Compensation Committee and in such capacity participated in certain deliberations of the Committee. Mr. Wilson was a director of MMS during the year ended December 1997. Mr. Fife, one of Eclipsys' directors and a member of the Executive Development and Compensation Committee, is, and was during 1997, the President and Chief Executive Officer of MMS. None of Mr. Denning, Mr. DiBona or Mr. Fife was at any time during the year ended December 31, 1997, or at any other time, an officer or employee of Eclipsys. See "Certain Transactions" for a description of certain relationships and transactions between Eclipsys and affiliates of Mr. Denning and Mr. Wilson.

                       PRINCIPAL STOCKHOLDERS OF ECLIPSYS

     The following table sets forth certain information regarding the beneficial ownership of the shares of Eclipsys Voting Common Stock as of October 31, 1998, by (i) each person or entity known to Eclipsys to own beneficially more than 5% of the Eclipsys Voting Common Stock, (ii) each current director of Eclipsys,
(iii) Eclipsys' Chief Executive Officer and the other Named Executive Officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

                                                             NUMBER OF SHARES         APPROXIMATE
                NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)    PERCENTAGE OWNED
                ------------------------                   ---------------------    ----------------
General Atlantic Partners, LLC(2)........................        6,855,255                35.3%
  c/o General Atlantic Service Corporation
  Three Pickwick Plaza
  Greenwich, CT 06830
Steven A. Denning(2).....................................        6,855,255                35.3
  c/o General Atlantic Service Corporation
  Three Pickwick Plaza
  Greenwich, CT 06830
William E. Ford(2).......................................        6,855,255                35.3
  c/o General Atlantic Service Corporation
  Three Pickwick Plaza
  Greenwich, CT 06830
Wilfam Ltd.(3)...........................................        2,126,288                10.9
  c/o Eclipsys Corporation
  777 East Atlantic Avenue, Suite 200
  Delray Beach, FL 33483
Alltel Information Services, Inc.(4).....................        2,077,497                10.7
  4001 Rodney Parham Road
  Little Rock, AR 72212
First Union Corporation(5)...............................        1,199,392                 6.2
  One First Union Center, Floor 18
  Charlotte, NC 28288
Motorola, Inc............................................        1,000,000                 5.1
  1303 East Algonquin Road
  Schaumburg, IL 60190
Partners HealthCare System, Inc..........................          988,290                 5.1
  Prudential Tower, Suite 1150
  800 Boylston Street
  Boston, MA 02199
Harvey J. Wilson(6)......................................        2,626,963                13.5
James E. Hall(7).........................................           19,166                   *
Robert J. Vanaria(8).....................................           49,999                   *
T. Jack Risenhoover, II(9)...............................            8,809                   *
G. Fred DiBona...........................................           31,666                   *
Eugene Fife(10)..........................................           31,666                   *
Jay B. Pieper(11)........................................          988,290                 5.1
Richard D. Severns(12)...................................        1,000,000                 5.1
All executive officers and directors as a group (10
  persons)(13)...........................................       11,611,814                59.6

---------------

* Less than 1%

(1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 1, 1998 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.

(2) Consists of 1,052,661 shares held by General Atlantic Partners 28, L.P. ("GAP 28"), 3,768,830 shares held by General Atlantic Partners 38, L.P. ("GAP 38"), 504,674 shares held by General Atlantic Partners 47, L.P. ("GAP 47"), 403,883 shares held by General Atlantic Partners 48, L.P. ("GAP 48") and 1,125,207 shares held by GAP Coinvestment, L.P. ("GAP Coinvestment"). The general partner of GAP 28, GAP 38, GAP 47 and GAP 48 is General Atlantic Partners, LLC, a Delaware limited liability company. The managing members of General Atlantic Partners, LLC are the general partners of GAP Coinvestment. Messrs. Denning and Ford are both managing members of General Atlantic Partners, LLC. Messrs. Denning and Ford disclaim beneficial ownership of shares owned by GAP 28, GAP 38, GAP 47, GAP 48 and GAP Coinvestment. 60,236 shares of Eclipsys Voting Common Stock held by GAP 38 are subject to options granted by GAP 38 to AIS, and 10,463 shares of Eclipsys Voting Common Stock held by GAP Coinvestment are subject to options granted by GAP Coinvestment to AIS. See footnote (4) below.

(3) Mr. Harvey J. Wilson is the managing general partner of Wilfam, Ltd. ("Wilfam") and Mr. Gregory L. Wilson, Mr. Harvey Wilson's son, is the investment manager for Wilfam. Mr. Harvey J. Wilson and Mr. Gregory L. Wilson share voting and dispositive control of the shares held by Wilfam.

(4) Affiliates of General Atlantic Partners, LLC and Harvey Wilson agreed in January 1997 to grant to AIS options to purchase 103,602 shares of Eclipsys Voting Common Stock (as converted at the time of the initial public offering), at an exercise price of $.01 per share and pursuant to option agreements to be entered into after the closing of the Alltel Acquisition. Specifically, (i) GAP 38 granted to AIS an option to purchase 60,236 shares of Eclipsys Voting Common Stock (as converted at the time of the initial public offering) held by GAP 38, (ii) GAP Coinvestment granted to AIS an option to purchase 10,463 shares of Eclipsys Voting Common Stock (as converted at the time of the initial public offering) held by GAP Coinvestment and (iii) Wilfam granted to AIS an option to purchase 32,904 shares of Eclipsys Voting Common Stock (as converted at the time of the initial public offering) held by Wilfam. AIS may only exercise these options if either of the holders of the Warrants exercises them to purchase shares of Eclipsys Non-Voting Common Stock, in which case AIS may exercise the options to purchase on an aggregate basis one share of Eclipsys Voting Common Stock (as converted at the time of the initial public offering) for each approximately 6.67 shares of Eclipsys Non-Voting Common Stock issued pursuant to the Warrants. To the extent that AIS exercises the options, the option shares will be transferred to AIS by GAP 38, GAP Coinvestment and Wilfam on a pro rata basis.

(5) Includes 601,771 shares of Eclipsys Non-Voting Common Stock issuable upon the exercise of a warrant, all of which Eclipsys Non-Voting Common Stock is convertible into Eclipsys Voting Common Stock on a one-for-one basis.

(6) Includes 2,126,288 shares held by Wilfam for which Mr. Wilson is the managing general partner. 32,903 shares of Eclipsys Voting Common Stock held by Wilfam are subject to options granted by Wilfam to AIS.

(7) Includes 16,666 shares issuable upon exercise of stock options which are exercisable within 60 days of October 31, 1998.

(8) Includes 16,666 shares issuable upon exercise of stock options which are exercisable within 60 days of October 31, 1998.

(9) Includes 8,109 shares issuable upon the exercise of stock options which are exercisable within 60 days of October 31, 1998.

(10) Includes 16,666 shares issuable upon the exercise of stock options which are exercisable within 60 days of October 31, 1998.

(11) These shares are held by Partners. Mr. Pieper is a Vice President of Partners. Mr. Pieper disclaims beneficial ownership of these shares.

(12) These shares are held by Motorola. Mr. Severns is a Senior Vice President of Motorola. Mr. Severns disclaims beneficial ownership of these shares.

(13) See notes (2) and (6) through (12) above.

                   CERTAIN TRANSACTIONS RELATING TO ECLIPSYS

     In May 1996, Eclipsys acquired the Partners License from Partners. In consideration for this license, Eclipsys issued to Partners 988,290 shares of Eclipsys Voting Common Stock and agreed to pay to Partners a royalty in connection with sales of the BICS system until Eclipsys completed an initial public offering of Eclipsys Voting Common Stock with a per share offering price of $10.00 or higher. Under the terms of the Partners License, Eclipsys may further develop, commercialize, distribute and support the original technology and license it, as well as sell related services, to other healthcare providers and hospitals throughout the world (with the exception of the Boston, Massachusetts metropolitan area). No sales of the BICS system have been made and, consequently, no royalties have been paid by Eclipsys pursuant to the Partners License because products based on the licensed technology are still in field trials. Eclipsys is obligated to offer to Partners and certain of its affiliates an internal use license, granted on most favored customer terms, to all new software applications developed by Eclipsys, whether or not derived from the licensed technology, and major architectural changes to the licensed technology. Beginning as of May 3, 1998, Partners and certain of its affiliates are also entitled to receive internal use licenses for any changes to any module or application included in the licensed technology requiring at least one person year of technical effort. Eclipsys has an exclusive right of first offer to commercialize new information technologies developed in connection with Partners. If Eclipsys breaches any material term of the license, or if Mr. Harvey J. Wilson voluntarily terminates his employment with Eclipsys prior to May 1999, the license may become non-exclusive, at Partners' option. If Partners converts the current license to a non-exclusive license, it must return 370,609 shares of Eclipsys Voting Common Stock to Eclipsys. As part of the Partners License, Eclipsys provided certain development services to Partners. Fees for these development services paid by Partners to Eclipsys totaled $2.0 million, $2.5 million and $325,000 for 1996, 1997 and the first three months of 1998, respectively. Mr. Jay Pieper, a director of Eclipsys, is Vice President of Corporate Development and Treasury Affairs for Partners. Partners was not affiliated with Eclipsys' at the time of the negotiation of the Partners License.

     In January 1998, Eclipsys completed the Emtek Acquisition for aggregate consideration of $11.7 million (net of a $9.6 million receivable from Motorola), consisting of 1,000,000 shares of Eclipsys Voting Common Stock issued to Motorola and the assumption of $12.3 million in liabilities. In connection with the Emtek Acquisition, Eclipsys entered into a software and support agreement with Motorola pursuant to which Eclipsys agreed to provide certain software and support services to Motorola's international customers for a minimum period of one year in exchange for negotiated annual payments. As of October 31, 1998, payments from Motorola totaled $4.6 million on the $9.6 million receivable owed and $500,000 under the software and support agreement. Mr. Richard Severns, a Senior Vice President of Motorola, is a director of Eclipsys. Neither Mr. Severns nor Emtek was affiliated with Eclipsys at the time of the negotiation of the Emtek Acquisition.

     Mr. Harvey J. Wilson, President, Chief Executive Office and Chairman of the Board of Eclipsys, is the managing general partner of Wilfam, a limited partnership whose limited partners are members of the Mr. Wilson's immediate family. Mr. Gregory L. Wilson, a general partner, is the investment manager for Wilfam. In December 1995, upon the incorporation of Eclipsys, Wilfam purchased 2,022,700 shares of Eclipsys Voting Common Stock and Mr. Harvey Wilson purchase 505,675 shares of Eclipsys Voting Common Stock for a purchase price of $.10 per share. In January 1997, Wilfam purchased 103,588 shares of Series D Convertible Preferred Stock (each of which was converted on a one-for-one basis into Eclipsys Voting Common Stock in the initial public offering) at a purchase price of $12.55 per share.

     Affiliates of General Atlantic Partners, LLC purchased (i) in May 1996, an aggregate of $5.0 million of Series A Convertible Participating Preferred Stock of Eclipsys, which were subsequently converted into 1,231,747 shares of Series F Convertible Preferred Stock (each of which was converted on a one-for-one basis into Eclipsys Voting Common Stock in the initial public offering), (ii) in January 1997, 4,423,509 shares of Series D Convertible Preferred Stock (each of which was converted on a one-for-one basis into Eclipsys Voting Common Stock in the initial public offering) for an aggregate of $55.5 million, (iii) in February 1998, an aggregate of 900,000 shares of Series G Convertible Preferred Stock (each of which was converted on a two-for-three basis into Eclipsys Voting Common Stock in the initial public offering)
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

for an aggregate of $9.0 million and (iv) in August 1998, an aggregate of 600,000 shares of Eclipsys Voting Common Stock. Messrs. William Ford and Steven Denning, both of whom are directors of Eclipsys, are Managing Members of General Atlantic Partners, LLC.

     Wilfam is a limited partner in certain affiliates of General Atlantic Partners, LLC. As such, Wilfam participated in the May 1996 and the February 1998 investments discussed above. The Wilfam indirect investments were approximately $12,600 in shares of Series A Convertible Participating Preferred Stock and $185,000 in Series G Convertible Preferred Stock, both of which were subsequently converted as discussed above.

     During the year ended December 31, 1997 and the nine months ended September 30, 1998, Eclipsys from time to time chartered an airplane for corporate purposes from an aircraft charter company. Eclipsys paid $336,000 to the charter company during 1997 and $384,580 during the first nine months of 1998. The aircraft provided for use by Eclipsys was leased by the charter company from RMSC of West Palm Beach ("RMSC"), a company that is wholly owned by Mr. Harvey
J. Wilson. In connection with these charters, RMSC invoiced the charter company $219,000 in 1997 and $226,042 in the first nine months of 1998. Mr. Wilson has no ownership interest in the charter company. Eclipsys believes that the terms of the charters were at least as favorable to it as those that could have been negotiated with unaffiliated third parties.

     See "Description of Eclipsys Capital Stock -- Registration Rights" for a description of registration rights granted to certain significant stockholders of Eclipsys.

     See "Eclipsys Management -- Observer Rights" for a description of certain observer rights granted to a significant stockholder of Eclipsys.

     See "Eclipsys Management -- Employment Arrangements" for a description of Mr. Harvey J. Wilson's employment agreement with Eclipsys.

     Eclipsys has adopted a policy that future transactions between Eclipsys and its executive officers, directors and affiliates must (i) be on terms no less favorable to Eclipsys than could be obtained from unaffiliated third parties and
(ii) be approved by a majority of the members of the Eclipsys Board and by a majority of the disinterested members of the Eclipsys Board.

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                                BUSINESS OF TSI

     The information in this section relates to the business of TSI as it is currently conducted, without giving effect to the Merger and the HealthVISION Acquisition. See "-- Recent Developments" at page 107.

OVERVIEW

     TSI provides management information technology to hospitals, integrated delivery networks, physician groups and other healthcare organizations. Using TSI products, these organizations are able to increase efficiency, improve quality of care and lower the cost of care delivery. TSI product lines span the health care organization's information technology needs, providing data integration services, master person identifier solutions, disease management products and a clinical data repository as well as enterprise-wide financial, operational and clinical decision support.

INDUSTRY

     Pressure by employers, health insurers and government payors to control health care costs is driving a movement towards managed care and new forms of reimbursement for health care providers. These new managed care reimbursement models, including capitation, case rates, per diems and other fixed payment arrangements, are shifting the financial risk of providing care from payors to providers. Payors are also demanding that providers differentiate their services by demonstrating quality of care. These and other pressures are leading to industry consolidation and the formation of multi-entity provider networks, including integrated delivery networks.

     These changes have altered the information needs of health care providers trying to compete in this new environment. Institutions must understand their costs in order to manage the profitability of their clinical processes and their many types of managed care contracts. Institutions also need to be able to compare practice patterns and outcomes of different clinicians or affiliated providers and to monitor utilization and outcomes on a continuous basis. Further, systems must be put in place that help clinicians translate their new understanding of improved care delivery into daily clinical operations. Information tools are required at the point of care that help clinicians improve their overall productivity as well as insure quality and cost effective care.

     The existing information systems installed in most provider organizations were developed to meet the needs of providers in a fee-for-service environment. These systems are typically transaction-based departmental systems (e.g., laboratory, pharmacy, radiology and nursing) focused on recording billing information for a single department. They are suitable primarily for collecting financial data, rather than for analyzing clinical and operational information. Existing departmental systems generally have been designed to operate as stand-alone systems and typically are limited in their ability to share data. Because these legacy systems do not integrate clinical, operational and financial data across the enterprise, they do not provide the information TSI believes is necessary for managers or clinicians to evaluate the cost of care by patient, clinical specialty or episode of care. Further, these systems were designed mainly to capture charges in a fee-for-service environment, rather than to lower costs, improve utilization and demonstrate quality.

PRODUCTS

     TSI's initial product, Transition I, was introduced in 1985. Since 1985, TSI has developed new products on a regular basis. All TSI products extend the core concepts of management information, accountability and control. These products are based on the foundation of providing information technology tools that enable healthcare organizations to: analyze past clinical, operational and financial practices; model new approaches for the future; transform those models into actionable plans; and measure actual practice against those plans. Recent additions to the TSI product lines have extended these capabilities to include disease-specific tools that focus on improving the day-to-day efficiency and effectiveness of care

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

providers as well as the real-time measurement of clinical protocols. TSI data sources have also expanded to include clinical data repository technology.

     The focus of TSI products is to empower the enterprise with information that can be used to change and improve the clinical and financial performance of the organization. More than 1,100 healthcare organizations in the United States and abroad have chosen TSI as their information technology solution to support their ongoing improvement efforts.

     TSI's current product offerings are as follows:

     Transition II. At the core of the Transition family of products is Transition II, an integrated decision support system designed to provide the clinical, operational and financial information that is needed to manage and improve the delivery of care. Together, the clinical and financial components of Transition II enable an organization to: (i) delineate responsibility and accountability for managing costs; (ii) control resource utilization and reduce costs; (iii) measure variances from rules-based protocols on a daily basis; (iv) manage a mix of complex reimbursement contracts by case or member; (v) analyze and measure quantifiable improvements in the patient care process; and (vi) develop clinical and departmental budgets and variance analyses that adjust for actual volume and mix.

     Transition II creates a clinical and financial data repository by integrating data from across the enterprise. The system gathers information from the many departmental information systems within the organization through interfaces that enable concurrent updating of distributed data. Transition II analyzes this data in order to determine the patient-level costs of care and identify areas for improvement. This information allows the organization to evaluate its cost structure, make changes in clinical processes to reduce costs and accurately price reimbursement contracts on a profitable basis. Transition II also analyzes and measures clinical process and outcomes data, identifying the practice patterns that most consistently result in the highest quality at the lowest cost. In addition, the system includes capabilities for case mix, reimbursement and utilization management, cost and profitability analysis, strategic planning, modeling and forecasting.

     Enterprise Manager Series, formerly known as Transition II for Integrated Delivery Systems, contains several different components that meet the needs of emerging integrated delivery networks. This product incorporates the functionality of Transition II and extends it across multiple entities. It also adds capabilities designed to meet the special needs of integrated delivery networks, such as analyses focusing on groups of patient-members and their associated health care activities. Different types of members can be categorized, for example, by disease type, age, sex, insurance product or employer.

     Enterprise Manager Series includes tools to: (i) measure and monitor the cost and quality of care longitudinally and determine where in a provider network appropriate care can be provided most cost effectively; (ii) manage the financial risks of capitation; (iii) provide risk pool accounting and management both centrally and to physician groups; (iv) manage physician panels and determine panel sizing; (v) centrally identify and consolidate multiple patient identifiers across an enterprise and resolve them to a common master patient index; (vi) manage populations by identifying detailed characteristics and demographics, risk factors or chronic conditions, patient outcome status, and HEDIS and HEDIS-like indicators; and (vii) link physician and hospital billing information with the ability to view utilization, revenue and profitability by physician only, hospital only, and combined physician and hospital.

     Enterprise Person Identifier. This product is a vendor-neutral enterprise master person index that uniquely identifies and cross-references patient, person, or member identification numbers to link information stored in disparate systems. This product is increasingly essential for an organization delivering care at multiple sites to produce complete and accurate billing statements by capturing and correctly linking all visits and related charges incurred by patients throughout the network, regardless of the source of the data. This capability is also a necessary foundation for enterprise clinical systems, such as clinical data repositories and electronic patient records.

     Dictionary Manager. Dictionary Manager enables users to input a change to semi-static data tables or dictionaries just once, and have that change immediately reflected in all designated systems
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

automatically. Changes to the charge masters, the addition of new physicians to the users staff, and the elimination of an insurance provider are all updated and maintained accurately and automatically by Dictionary Manager.

     Transition IV. Transition IV, TSI's next generation of decision support solutions, extends the capabilities of Transition II by providing access to real-time clinical information that can be used to enhance the quality of patient care. Transition IV creates a domain of information to improve a healthcare organization's ability to perform care analysis, care planning, care support, and opportunity analysis. Transition IV provides a single desktop that incorporates the HealthVISION real time clinical data repository with the clinical and financial planning and analysis capabilities of Transition II. Transition IV is comprised of five additive levels of packaging to enable initial purchases or upgrades to any level. Among other benefits and features, Transition IV:

     - Provides detailed clinical information to use for process improvement

     - Minimizes re-work through real-time alerts

     - Provides real-time collection of clinical data through live HL7 feeds

     - Improves patient outcomes through timely intervention

     - Incorporates financial information in analysis and alerts

     - Provides Web-enabled physician desktop

     - Provides ease of access to timely data, such as laboratory test results

     Transition For Quality. TSI's Transition for Quality product offers tools that complement the analytical power of Transition II's clinical component and provides on-line case management. With Transition for Quality, an organization can define a broad range of quality issues and identify cases for review and follow up based on outcome measures and variance from critical paths. Using this information, the organization can concurrently monitor the progress and outcomes of cases and intervene in response to automatic alerts. In addition, Transition for Quality provides healthcare organizations with compliance tools to comply with the Joint Commission on Accreditation of Healthcare Organizations' Oryx initiative.

     Transition Perspective and Clinical ABCs. These benchmarking products offered in conjunction with products of Premier Inc. and HCIA, Inc., respectively, enable Transition II customers to use external benchmarking data to further support their process improvement efforts.

     Vital Oncology. This product, developed by TSI's subsidiary, Vital Software, automates the clinical processes unique to medical oncology while enhancing the quality of care. Vital Oncology significantly increases the productivity of physicians and nurses, reduces the likelihood of error, and improves patient care.

SERVICES AND SUPPORT

     Implementation Assistance. Almost all new sales of products and many sales of add-on products include implementation assistance. Implementation is carried out by a team of specialists overseeing the process on-site. Implementation of Transition II typically takes from six to twelve months.

     Software Maintenance Contracts. TSI offers software maintenance contracts for all software products. Under these contracts, TSI provides ongoing support, including updates and enhancements to the software modules and telephone access to a Help Desk staffed by an experienced team of support professionals.

     Consulting Services. TSI also offers post-implementation consulting services intended to assist customers in maximizing the benefits available through the use of the Transition family of products. TSI's staff can assess performance of the customer's system and advise the customer on its growing needs. While these services do not currently constitute a major source of revenue, TSI believes they have the potential to grow in importance.
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

     Integration Services. TSI offers data extraction services to develop the conversion protocols necessary to obtain data feeds from an organization's source systems, so as to enable data from these source systems to be integrated with data from TSI applications. Typical extractions are from general ledger, payroll, admission/discharge/transfer, medical records abstracting, patient billing and various departmental systems. TSI also supports the installation of real time HL7 interfaces.

CUSTOMERS

     TSI's customers include a broad range of hospitals, integrated delivery networks, managed care organizations and physician practices in the United States and around the world. TSI's products are installed at more than 1,100 customer sites.

TECHNOLOGY

     TSI has products deployed on both two-tier client/server and three-tier client/server/server architectures. Each of the products utilizes the architecture strategy best suited for the data access requirements inherent to each product. This enables TSI to provide the power and flexibility of distributed data and processing combined with a wide range of user platforms. For example, each of Transition II, the Enterprise Manager Series and Transition IV comprises a broad range of integrated applications that draw from a central repository of patient-level clinical and financial data. They feature an open, three-tiered client/server/server architecture that includes, at the client level, a Microsoft Windows-compliant point-and-click interface. TSI believes these features differentiate these products from other available decision support products.

     Multiple Platforms. TSI's products are designed to operate with a variety of hardware platforms, operating systems and database management systems. This strategy enables TSI to provided a practical and affordable solution for small and mid-size group health plans and community hospitals as well as large teaching hospitals and vertically-integrated health care delivery networks. Microsoft Windows (3.1, 95, 98 and NT) is the client standard for all products. Transition II host tier options include IBM 370/390 mainframes running the Model 204 DBMS, IBM AS/400s with DB2/400 and UNIX servers (Hewlett-Packard HP9000 and IBM RS/6000) running the Oracle DBMS. The application tier requires an Intel based processor. The Enterprise Manager Series of products utilizes the Transition II architecture with a SQL Server component for specific population studies. Transition for Quality is offered on both the HP9000 and the RS/6000 running either Oracle or Sybase. Transition IV repository options include UNIX servers (HP9000, RS/6000) running either the Oracle, Sybase or Informix DBMS. The Transition IV application tier is an Intel processor running NT with the SQL Server DBMS. Vital Oncology utilizes an Intel processor running NT with the SQL Server DBMS.

     Three-Tiered Client/Server/Server Architecture. Transition II and Transition IV, together with the Enterprise Manager Series, employ a three-tiered computing architecture in which workstations (clients) and host-servers share the work of managing and processing information. This client/server environment allows a user to realize greater processing efficiency at a lower cost than traditional terminal/ host or PC-LAN configurations.

     The Data Server tier pulls data from an organization's disparate transaction system databases and other data sources and batch processes it daily into a value-added data repository. This tier performs the processing necessary to calculate unit costs, reimbursement, quality indicators and critical path variances. The system incorporates a variety of communications protocols, together with data interfaces developed during the system implementation process, to extract data from the disparate databases throughout an organization in which transnational cost, process and outcomes information is stored, allowing the organization to preserve its existing investment in information technology.

     The Application Server, the middle tier, performs the value-added data integration, storage and access required to support the clinical and financial analysis of the data. This tier runs on Windows NT and requires the SQL Server DBMS. The Application Server relies on direct data feeds from the Data Server

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tier and provides SQL-compliant database structures to integrate other data sources and to handle ad-hoc queries among all tiers of the architecture.

     The Client tier performs on-line clinical and financial analysis through a Microsoft Windows-compliant point-and-click interface. The Transition II, Enterprise Manager Series and Transition IV applications were developed using Microsoft's Visual Basic and Visual C++ development environments and are compatible with Windows 3.1, 3.11, Windows '95, Windows '98, Windows NT and other operating environments supported by the Microsoft Foundation Classes. The architecture has been expanded to incorporate a Visual Basic rapid development strategy exploiting Microsoft's ActiveX, COM/DCOM and Web enabling directions. With Transition II, the Enterprise Manager Series and Transition IV, there is no need to layer a separate executive information system on top of the application. Instead, the product includes a graphical, mouse-driven user interface which allows even inexperienced users to navigate through intuitive screens and windows of information, to select the information to be reviewed at various levels of detail and to transform numerical data into charts and graphs. The system can be customized to set user preferences, display styles and sorting parameters, enabling users to develop their own objects and applications.

     The system provides tightly coupled interfaces to CCA Model 204, DB2/400, Oracle and Microsoft SQL Server databases. Additionally, each of Transition II, the Enterprise Manager Series and Transition IV system integrates external data through compliance with the ODBC (Open Database Connectivity) and OLE 2.0 (Object Linking and Embedding) protocols. ODBC provides standard SQL connectivity to a variety of SQL-compliant relational and non-relational databases, while the OLE 2.0 protocol provides a display, update and editing environment for Windows programs such as Microsoft Excel, Microsoft Word and PC SAS. As a result, additional data from a customer's legacy systems can be used in its native form without the need for data import.

SALES AND MARKETING

     At September 30, 1998, TSI had a direct sales force of 23, consisting of 19 direct sales persons and four sales management executives organized in two geographic regions covering the United States and Canada. TSI's direct sales and sales management personnel are compensated through salaries plus commissions based on quarterly and annual quotas. TSI also sells through distributors based in New Zealand, Australia and the Netherlands. Distributors provide local support for implementations and ongoing maintenance support.

     TSI uses periodic newsletters and press releases, participation in trade shows, direct mail and telemarketing to generate and pursue leads. Company employees also speak at health care industry conferences and publish case studies and articles. TSI sponsors annual user group conferences at which customers can learn about TSI's new product offerings and exchange information about their own experiences with TSI's products. TSI's May 1998 user group conference attracted approximately 1,300 attendees.

COMPETITION

     The market for health care information systems and services is intensely competitive and rapidly evolving. TSI competes directly with other vendors of decision support systems to health care providers. Other vendors of health care information systems, including vendors currently targeting decision support systems for payors, may enter the markets in which TSI competes. TSI also faces competition from internal management information systems departments of large hospital networks, many of which have developed or may develop financial and clinical outcomes management systems or other cost control solutions. TSI believes that the principal competitive factors influencing the market for its products include vendor and product reputation, product architecture, functionality and features, ease of use, rapidity of implementation, quality of customer support, product performance and price. Competition may result in significant price reductions, decreased gross margins, loss of market share and lack of acceptance of TSI's products. There can be no assurance that TSI will be able to compete successfully in the future or that

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competition will not have a material adverse effect on TSI's business, financial condition and results of operations.

RESEARCH AND PRODUCT DEVELOPMENT

     TSI's products consist primarily of internally-developed software. In addition, TSI has incorporated in its products DBMSs, graphical user interfaces, and other software developed by third-party vendors. TSI believes that the timely development of new products and enhancements to existing products is essential to maintaining its competitive position in the market and positioning itself as an innovator. Since TSI's inception in 1985, TSI has developed and released functionality upgrades as well as new products on a yearly basis.

     TSI's current research and development efforts include expanding the capabilities of Transition IV and extending the Vital Oncology product to additional disease-specific applications. In addition, enhancements are planned for the Enterprise Person Identifier, Dictionary Manager and Transition for Quality products.

     TSI's research and development activities are conducted in its Boston office. As of September 30, 1998, its research and development staff consisted of 63 employees. TSI's total research and development expenditures were $4.6 million in fiscal 1997.

INTELLECTUAL PROPERTY

     TSI's ability to compete effectively depends to a significant extent on its ability to protect its proprietary information. TSI relies primarily on trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights.

     TSI generally enters into confidentiality agreements with its consultants, key employees and sales representatives and generally controls access to and distribution of its software and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use TSI's products or technology without authorization or to develop similar technology independently. Although TSI intends to defend its intellectual property, there can be no assurance that the steps taken by TSI to protect its proprietary information will be adequate to prevent misappropriation of its intellectual property or that TSI's competitors will not independently develop software that is substantially equivalent or superior to TSI's software.

     TSI is subject to the risk of alleged infringement by it of the intellectual property rights of others. Although TSI is not currently aware of any material infringement claims with respect to TSI's current or future products, there can be no assurance that third parties will not assert such claims or that any such claims will not require TSI to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. Furthermore, litigation may be necessary to enforce TSI's intellectual property rights, to protect TSI's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on TSI's business, financial condition and results of operations.

EMPLOYEES

     As of September 30, 1998, TSI had 216 full-time employees, including 98 in operations, 63 in research and development, 36 in sales and marketing and 19 in general administration and finance.

     TSI believes its future success will depend in large part upon the continued service of its key technical and senior management personnel and upon TSI's continuing ability to attract and retain highly-qualified technical and managerial personnel. Competition for highly-qualified personnel is intense and there can be no assurance that TSI will be able to retain its key managerial and technical employees or that it will be able to attract and retain additional highly-qualified technical and managerial personnel in
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the future. None of the Company's employees is represented by a labor union. TSI has not experienced any work stoppage and considers its relationships with its employees to be good.

PROPERTIES

     TSI's principal offices occupy approximately 27,000 square feet of office space in Boston, Massachusetts under a lease expiring in August 2000. TSI also leases space for offices in Arizona, California, Georgia, Illinois, Pennsylvania and Texas. TSI believes that its existing facilities will be adequate to meet its currently anticipated requirements and that, if additional space is needed, such space will be available on acceptable terms.

LEGAL PROCEEDINGS

     TSI is not a party to any material litigation, and is not aware of any pending or threatened litigation that would have a material adverse effect on TSI or its business.

RECENT DEVELOPMENTS

     On December 3, 1998, TSI completed its acquisition of the approximately 80.5% of the capital stock of HealthVISION not already owned by TSI for cash in the amount of $25.6 million, plus an earn-out of up to $10.8 million if specified financial milestones are met. The acquisition will be accounted for as a purchase, reflecting an estimated aggregate purchase price, including TSI's initial 1997 investment, of $40.7 million, which includes $6.4 million previously paid by TSI and $9.3 million of assumed liabilities, net of cash acquired.

     HealthVISION is a Santa Rosa, California provider of electronic medical record software. HealthVISION's products include CareVISION, a patient-centered clinical data repository and lifetime patient record system, which is expected to constitute an integral component of TSI's Transition IV product. HealthVISION's total revenues for the year ended December 31, 1997 and for the nine-month period ended September 30, 1998 were approximately $9.2 million and $9.4 million, respectively. HealthVISION incurred net losses of $11.1 million and $5.6 million for such periods, respectively. At September 30, 1998, HealthVISION employed approximately 150 persons in seven offices in the United States, Canada and Australia.

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                         PRINCIPAL STOCKHOLDERS OF TSI

     The following table sets forth certain information regarding the beneficial ownership of the shares of TSI Voting Common Stock as of November 10, 1998, by
(i) each person or entity known to TSI to own beneficially more than 5% of the TSI Voting Common Stock, (ii) each current director of TSI, (iii) TSI's Chief Executive Officer and the four other most highly compensated executive officers of TSI during the fiscal year ended September 30, 1998 and (iv) all current directors and executive officers as a group. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

                                                               NUMBER OF SHARES        APPROXIMATE
                 NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)    PERCENTAGE OWNED
                 ------------------------                   ----------------------   ----------------
Warburg, Pincus Ventures, L.P.(2).........................        6,125,000                34.0%
  466 Lexington Avenue
  New York, New York 10017
Patrick T. Hackett(2).....................................        6,125,000                34.0
  c/o Warburg, Pincus Ventures, L.P.
  466 Lexington Avenue
  New York, New York 10017
NationsBank Corporation(3)................................        1,114,673                 6.2
  101 South Tryon Street
  Charlotte, North Carolina 28255
Amvescap P.L.C.(4)........................................          936,955                 5.2
  11 Devonshire Square
  London EC2M 4YR England
Robert F. Raco(5).........................................          868,766                 4.6
Christine Shapleigh(6)....................................          532,429                 2.9
Donald C. Cook(7).........................................          552,400                 2.9
Thomas H. Zajac(8)........................................          290,650                 1.6
Peter W. Van Etten(9).....................................           28,700                   *
Allen F. Wise(9)..........................................           28,700                   *
Robert S. Hillas..........................................               --                  --
Anthony R. Fonze(10)......................................           35,000                   *
All directors and executive officers as a group (10
  persons)(11)............................................        8,534,180                42.1

---------------
  *  Less than one percent.

 (1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after the date of this table through the exercise of any stock option, warrant or other right. The inclusion herein of shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.

 (2) Represents shares held by Warburg, Pincus Ventures, L.P. ("WP Ventures"), of which Mr. Hackett may be deemed to have beneficial ownership. The number of shares beneficially owned by WP Ventures is based on information contained in a Schedule 13G filed with the Commission on February 14, 1997 by WP Ventures, Warburg, Pincus & Co. ("W.P & Co.") E.M. Warburg, Pincus & Co., LLC ("E.M. Warburg"). Each of WP Ventures, WP & Co. and E.M. Warburg has shared voting power and shared dispositive power with respect to 6,125,000 shares of Common Stock. WP & Co., as the sole general partner of WP Ventures, has a 20% interest in the profits of WP Ventures. E.M. Warburg manages WP Ventures. Lionel I. Pincus is the managing partner of WP & Co. and the managing member of E.M. Warburg and may be deemed to control both WP & Co. and E.M. Warburg. Mr. Hackett disclaims beneficial ownership of the shares held by WP Ventures.

 (3) Includes 356,262 shares of TSI Voting Common Stock issuable upon exchange of outstanding shares of TSI Non-Voting Common Stock and 297,928 shares of TSI Voting Common Stock issuable upon exchange of 297,928 shares of TSI Non-Voting Common Stock issuable upon exercise of a warrant. The number of shares beneficially owned by NationsBank Corporation ("NationsBank") is based on information contained in Schedule 13G/A filed with the Commission on February 18, 1998 by NationsBank as a parent holding company for NB Holdings Corporation ("NB Holdings"), which is a holding company of its subsidiaries, NationsBank, N.A. ("NB") and NationsBanc Investment Corporation ("NIC"). Each of NationsBank and NB Holdings has reported sole voting power with respect to 1,114,673 shares of TSI Voting Common Stock and sole dispositive power with respect to 1,114,663 shares of TSI Voting Common Stock. NIC has reported sole voting power and sole dispositive power with respect to 1,114,663 shares of TSI Voting Common Stock. NB has reported sole voting power with respect to 10 shares of TSI Voting Common Stock.

 (4) The number of shares beneficially owned by Amvescap P.L.C. ("Amvescap") is based on a Schedule 13G/A filed with the Commission on February 12, 1998 by Amvescap, AVZ, Inc. ("AVZ"), AIM Management Group, Inc. ("AIM"), Amvescap Group Services ("AGS"), Invesco, Inc. ("Invesco"), Invesco Capital Management, Inc. ("ICM"), Invesco PLC ("IP") and Invesco Realty Advisors, Inc. ("IRA"). Each of Amvescap, AVZ, AIM, AGS, Invesco, ICM, INAH, IFG, IMG, IP and IRA have shared voting power and shared dispositive power with respect to 937,355 shares of TSI Voting Common Stock.

 (5) Represents shares subject to stock options exercisable within 60 days of the date of this table. Does not include 150,468 shares subject to options not exercisable within 60 days of the date of this table.

 (6) Includes 2,000 shares held in custody by Dr. Shapleigh for the benefit of her two minor children and 529,429 shares subject to stock options exercisable within 60 days of the date of this table. Does not include 55,777 shares subject to options not exercisable within 60 days of the date of this table.

 (7) Includes 1,250 shares held in custody by the spouse of Mr. Cook for the benefit of Mr. Cook's two minor children and 467,817 shares subject to stock options exercisable within 60 days of the date of this table. Does not include 116,900 shares subject to options not exercisable within 60 days of the date of this table.

 (8) Represents 290,650 shares subject to stock options exercisable within 60 days of the date of this table. Does not include 100,000 shares subject to options not exercisable within 60 days of the date of this table.

 (9) Represents shares subject to stock options exercisable within 60 days of the date of this table.

(10) Mr. Fonze tendered his resignation from his office as Vice President and General Manager of TSI's Vital Software subsidiary on October 27, 1998. Represents options Mr. Fonze had the right to exercise through November 30, 1998, the date on which his employment with TSI, and his right to exercise options, ended.

(11) See Notes (2) and (5) through (10). Does not include Mr. Fonze.

                     DESCRIPTION OF ECLIPSYS CAPITAL STOCK

     Under Eclipsys' Third Amended and Restated Certificate of Incorporation (the "Eclipsys Charter"), Eclipsys is authorized to issue 200,000,000 shares of Eclipsys Voting Common Stock, 5,000,000 shares of Eclipsys Non-Voting Common Stock and 5,000,000 shares of Preferred Stock, $.01 par value per share ("Eclipsys Preferred Stock").

COMMON STOCK AND NON-VOTING COMMON STOCK

     Holders of Eclipsys Voting Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Eclipsys Non-Voting Common Stock do not have voting rights other than as provided by statute. Accordingly, holders of a majority of the shares of Eclipsys Voting Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Eclipsys Voting Common Stock and Eclipsys Non-Voting Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Eclipsys Board out of funds legally available therefor, subject to any preferential dividend rights of outstanding Eclipsys Preferred Stock. Upon the liquidation, dissolution or winding up of Eclipsys, the holders of Eclipsys Voting Common Stock and Eclipsys Non-Voting Common Stock are entitled to receive ratably the net assets of Eclipsys available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Eclipsys Preferred Stock. Holders of Eclipsys Voting Common Stock and Eclipsys Non-Voting Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Eclipsys Voting Common Stock and Eclipsys Non-Voting Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Eclipsys Voting Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which Eclipsys may designate and issue in the future. Certain holders of Eclipsys Voting Common Stock and Eclipsys Non-Voting Common Stock have the right to require Eclipsys to effect the registration of their shares of Eclipsys Voting Common Stock, or the Eclipsys Voting Common Stock into which the Eclipsys Non-Voting Common Stock is convertible, as the case may be, in certain circumstances.

     Shares of Eclipsys Non-Voting Common Stock may be converted, at the holder's option, into shares of Eclipsys Voting Common Stock at the rate of one share of Eclipsys Voting Common Stock for each share of Eclipsys Non-Voting Common Stock surrendered for conversion, subject to certain adjustments. The holder can elect to convert all or any part of its Eclipsys Non-Voting Common Stock at any time, except that, if the holder is subject to certain federal banking regulations, the holder may only convert in connection with specified sales of the Eclipsys Voting Common Stock to be issued upon the conversion.

PREFERRED STOCK

     Under the terms of the Eclipsys Charter, the Eclipsys Board is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 5,000,000 shares of Eclipsys Preferred Stock in one or more series. Each such series of Eclipsys Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Eclipsys Board. The purpose of authorizing the Eclipsys Board to issue Eclipsys Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Eclipsys Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Eclipsys. Eclipsys has no present plans to issue any shares of Eclipsys Preferred Stock.

WARRANTS

     In January 1997, Eclipsys issued two warrants (the "Eclipsys Warrants"), each exercisable at a purchase price of $.01 per share, to purchase up to 1,124,822 and up to 674,893 shares of Eclipsys Non-

Voting Common Stock, respectively, to First Union Corporation and BT Investment Partners L.P. The number of shares purchasable pursuant to each Eclipsys Warrant was subject to adjustment based on the timing of the redemption of the Series B Redeemable Preferred Stock, which occurred upon the closing of the Eclipsys IPO. Because the Eclipsys IPO closed prior to December 31, 1998, the Eclipsys Warrants are exercisable for an aggregate of 962,833 shares of Eclipsys Non-Voting Common Stock. In lieu of payment of the exercise price, each warrantholder may elect to convert its Eclipsys Warrant, in whole or in part, into shares of Eclipsys Non-Voting Common Stock having a value equal to the value of the shares issuable at the time of the conversion less the aggregate exercise price for such shares under the Eclipsys Warrant. Both Eclipsys Warrants expire on August 6, 2001.

REGISTRATION RIGHTS

     Pursuant to a Second Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") dated January 28, 1998 among Eclipsys and certain of its stockholders (the "Rightsholders"), such Rightsholders will be entitled, commencing February 6, 1999, to certain rights with respect to the registration under the Securities Act of a total of approximately 17,890,233 shares of Eclipsys Voting Common Stock (the "Registrable Shares"), including shares issuable upon exercise of the Warrants. In general, the Registration Rights Agreement provides that Rightsholders with demand and incidental registration rights beginning no earlier than February 6, 1999, six months after the effective date of the Eclipsys IPO.

     In connection with the Merger, Eclipsys has agreed to use its reasonable efforts to amend the Registration Rights Agreement to add Warburg as a party to the agreement. In the event that Eclipsys is unable to amend the Registration Rights Agreement, Eclipsys will enter into a separate registration rights agreement with Warburg containing terms that are substantially identical to the Registration Rights Agreement.

     Certain of the Rightsholders, holding approximately 16,589,691 Registrable Shares, may require Eclipsys to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares if such registration would result in an offering with net proceeds to the requesting Rightsholder or Rightsholders of at least $5.0 million. In addition, one of the Rightsholders may compel registration for a smaller amount if the offering is to include all the shares of Eclipsys stock then owned by such Rightsholder, none of which are then available for sale pursuant to Rule 144 under the Securities Act. Two of the Rightsholders may each require Eclipsys to prepare and file two registration statements. Each of five other Rightsholders are entitled to one such registration request. After the merger, Warburg will be entitled to one registration request, but may not require Eclipsys to prepare and file a registration statement prior to January 1, 2000. Eclipsys is not required to file a demand registration statement for six months after the effective date of its initial public offering or within three months after the effective date of any other registration statement, subject to certain restrictions.

     If Eclipsys proposes to register any of its securities under the Securities Act, the Rightsholders will be entitled to include Registrable Shares in such offering, subject to the right of the managing underwriter of any underwritten public offering to limit for marketing reasons the number of shares of Registrable Shares included in the offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Eclipsys Voting Common Stock is BankBoston, N.A.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     At the Effective Time, the stockholders of TSI will become stockholders of Eclipsys, a corporation governed by Delaware law and a Certificate of Incorporation and Bylaws adopted thereunder. The following discussion summarizes the material differences between the rights of holders of TSI Voting Common Stock and holders of Eclipsys Voting Common Stock, based on a comparison of the Delaware and Massachusetts corporation laws and differences between the charters and bylaws of TSI and Eclipsys. The Restated Articles of Organization and the Amended and Restated Bylaws of TSI are referred to herein as the "TSI Charter" and the "TSI Bylaws," respectively, and the Third Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of Eclipsys are referred to herein as the "Eclipsys Charter" and the "Eclipsys Bylaws," respectively. This summary does not purport to be complete and is qualified in its entirety by reference to the TSI Charter and TSI Bylaws, the Eclipsys Charter and Eclipsys Bylaws and the relevant provisions of the Delaware General Corporation Law (the "Delaware Law") and the Massachusetts Business Corporation Law (the "Massachusetts Law").

MEETINGS OF STOCKHOLDERS

     The Delaware Law provides that special meetings of stockholders may be called only by the directors or by any other person authorized by a corporation's certificate of incorporation or bylaws. The Eclipsys Charter and the Eclipsys Bylaws provide that a special meeting of stockholders may only be called by the president, the chairman of the board or the Eclipsys Board.

     The Massachusetts Law provides that special meetings of stockholders of a corporation with a class of voting stock registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be called by the president or the directors of such corporation, and unless otherwise provided in the corporation's charter or bylaws shall be called by the clerk or other officer upon the written application of the owners of not less than 40% in interest of the corporation's stock entitled to vote at such meeting. The TSI Bylaws authorize the president, the chairman of the board, or the TSI Board to call special meetings of the stockholders and require that the Clerk or any other officer call a special meeting of the stockholders upon written application by the owners of not less than 20% in interest of the corporation's stock entitled to vote at such meeting.

INSPECTION RIGHTS

     Inspection rights under the Delaware Law are more extensive than under the Massachusetts Law. Under the Delaware Law, stockholders demonstrating a proper purpose have the right to inspect a corporation's stock ledger, stockholder list, and other books and records.

     Under the Massachusetts Law, a corporation's stockholders have the right for a proper purpose to inspect the corporation's articles of organization, bylaws, records of all meetings of incorporators and stockholders, and stock and transfer records, including the stockholder list. In addition, stockholders of a Massachusetts business corporation have a qualified common law right under certain circumstances to inspect other books and records of the corporation.

ACTION BY CONSENT OF STOCKHOLDERS

     Under the Delaware Law, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without such a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action to be taken is signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present. However, the Eclipsys Charter prohibits stockholders from taking any action by written consent in lieu of a meeting.

     Under the Massachusetts Law and the TSI Bylaws, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if all stockholders entitled to vote consent to the action in writing.

CUMULATIVE VOTING

     Under the Delaware Law, a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in elections of directors (i.e., each stockholder casts as many votes for directors as he has shares of stock multiplied by the number of directors to be elected). The Eclipsys Charter does not provide for cumulative voting rights.

     The Massachusetts Law does not authorize or provide for cumulative voting rights. Neither the TSI Charter nor the TSI Bylaws provide for cumulative voting.

ISSUANCE OF STOCK; PREFERRED STOCK

     Shares of Eclipsys Voting Common Stock may be issued from time to time, in such amounts and for such consideration, as may be determined by the Eclipsys Board. No holder of Eclipsys Voting or Non-Voting Common Stock has any preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities that may be issued by Eclipsys. Eclipsys has 5,000,000 authorized shares of Eclipsys Preferred Stock. None of such shares is outstanding. The Eclipsys Preferred Stock is issuable in one or more series. The Eclipsys Board is empowered to authorize without stockholder approval the issuance of each series of Eclipsys Preferred Stock and is empowered to fix the voting rights, if any (in addition to those prescribed by law), dividend rights, liquidation preferences, redemption provisions, if any, conversion rights, if any, and other rights of each such series, any of which rights could adversely affect the voting and other rights of the holders of Eclipsys Voting Common Stock.

     Shares of TSI Voting Common Stock may be issued by TSI from time to time as approved by the TSI Board without stockholder approval. Holders of the capital stock of TSI are not entitled to preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities that may be issued by TSI. TSI has 1,000,000 authorized shares of Preferred Stock, par value $.01 per share (the "TSI Preferred Stock"). None of such shares is outstanding. The TSI Preferred Stock is issuable in one or more series. The TSI Board can authorize, without stockholder approval, the issuance of each series of TSI Preferred Stock and can fix the voting rights, if any, dividend rights, liquidation preferences, redemption provisions, if any, conversion rights, if any, and other rights of each such series, any of which rights could adversely affect the voting and other rights of the holders of TSI Voting Common Stock.

DIVIDENDS AND REPURCHASES OF STOCK

     Under the Delaware Law, a corporation generally is permitted to declare and pay dividends out of surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the amount of capital represented by all classes of stock having a preference upon the distribution of assets. Also under the Delaware Law, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation. The directors of a Delaware corporation may be jointly and severally liable to the corporation for a willful or negligent violation of such provisions of Delaware law. The Eclipsys Charter provides that the declaration and payment of any dividend is within the discretion of the Eclipsys Board and subject to the rights of the holders of any Eclipsys Preferred Stock.

     Under the Massachusetts Law, the payment of dividends and the repurchase of the corporation's stock are generally permissible if such actions are not taken when the corporation is insolvent, do not render the corporation insolvent, and do not violate the corporation's articles of organization. The directors of a Massachusetts corporation may be jointly and severally liable to the corporation to the extent that a dividend authorized by the directors exceeds such permissible amounts and is not repaid to the corporation. The TSI Charter provides that the declaration and payment of any dividend is within the discretion of the TSI Board and subject to the rights of the holders of any TSI preferred stock.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Delaware Law permits (but does not require) classification of a corporation's board of directors into one, two or three classes. The Eclipsys Charter provides that the Eclipsys Board is divided into three classes with no one class having more than one director more than any other class, elected for staggered three year terms.

     The Massachusetts Law generally requires that publicly held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless those corporations elect to opt out of the statute's coverage. The TSI Bylaws divide the TSI Board into three classes, with no one class having more than one director more than any other class, for staggered three year terms.

REMOVAL OF DIRECTORS

     Under the Delaware Law, stockholders may remove directors with or without cause by a majority vote unless otherwise provided in the certificate of incorporation. The Eclipsys Charter provides that directors may be removed only for cause by the holders of at least 75% of the then issued and outstanding shares of capital of the corporation. Unlike Massachusetts law, Delaware law does not permit directors to remove other directors.

     Under the Massachusetts Law, except as otherwise provided in the corporation's charter or bylaws, directors of a public company subject to that section may be removed from office with or without cause by the holders of a majority of the shares outstanding and entitled to vote in the election of directors or with cause by a majority of the directors then in office, provided that the directors elected by a particular class of stockholders may be removed only by the vote of the holders of a majority of the shares of the particular class entitled to vote for the election of such directors. The TSI Bylaws provide that any director may be removed with or without cause by the vote of the holders of a majority of the shares issued, then outstanding and entitled to vote in the election of directors, or with cause by the majority of the Board of Directors.

VACANCIES ON THE BOARD OF DIRECTORS

     Under the Delaware Law, unless otherwise provided in the charter or bylaws, vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining directors. The Eclipsys Charter and Bylaws provide that only a vote of the majority of the directors in office, even if less than a quorum, shall fill any vacancy on the Eclipsys Board.

     Under the Massachusetts Law, unless otherwise provided in a corporation's articles of organization, any vacancy in the board of directors may be filled in the manner prescribed in the bylaws or in the absence of such a bylaw, by the directors. The TSI Charter does not address the manner in which vacancies on the board of directors may be filled. The TSI Bylaws provide that any vacancy may be filled by a vote of the majority of the directors in office (even if less than a quorum) or, in the absence of such election by the directors, by the stockholders.

LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Delaware Law allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its shareholders for monetary damages for breach of fiduciary duty as a director. The Delaware Law does not, however, permit a corporation to limit or eliminate the personal liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) intentional or negligent payment of unlawful dividends or stock purchase or redemption, or (iv) any transaction from which the director derived an improper personal benefit. The Eclipsys Charter provides for limitations on directors' liability as permitted by this statute.

     The Delaware Law also provides that a corporation may indemnify any of its officers and directors party to any action, suit or proceeding by reason of the fact that he or she was a director, officer, employee or agent of the corporation by, among other things, a majority vote consisting of directors who were not parties to such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. The Eclipsys Charter and the Eclipsys Bylaws provide for indemnification of officers and directors of Eclipsys to the fullest extent permitted by this statute.

     The Massachusetts Law allows a corporation to include in its charter a provision that limits or eliminates the personal liability of directors to the corporation and its shareholders for monetary damages for breach of fiduciary duty as a director. The Massachusetts Law does not, however, permit a corporation to limit or eliminate the personal liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of dividends or stock purchase or redemption, except a distribution of stock of the corporation, in violation of the corporation's charter, or (iv) any loans to any officer or director of the corporation. The TSI Charter provides for limitations on directors' liability as permitted by this statute.

     The Massachusetts Law provides that indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees and other agents of another organization, may be provided by it to whatever extent specified in or authorized by (i) the charter, (ii) a bylaw adopted by the stockholders, or
(iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. The TSI Bylaws provide that TSI will indemnify its directors or officers (including persons who serve at its request as directors, officers or trustees of any organization in which TSI has an interest as a stockholder, creditor or otherwise), to the fullest extent permitted by the Massachusetts Law, against liabilities and expenses arising out of legal proceedings brought or threatened against them by reason of their status as directors or officers. Under this provision each director and officer is entitled to indemnification even if not successful on the merits, if such director or officer acted in good faith in the reasonable belief that his or her action was in the best interest of TSI.

INTERESTED DIRECTOR TRANSACTIONS

     The Delaware Law and each of the Eclipsys and TSI Bylaws provide that no transaction between a corporation and one or more of its directors or officers or an entity in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason. In addition, no such transaction shall be void or voidable solely because the director or officer is present at, participates in, or votes at the meeting of the board of directors, or committee thereof, which authorizes the transaction. In order that such a transaction not be found void or voidable, it must, after disclosure of material facts, be approved by a majority of the disinterested directors, a committee of disinterested directors, or the stockholders, or the transaction must be fair as to the corporation. The Massachusetts Law has no comparable provision.

SALE, LEASE OR EXCHANGE OF ASSETS AND MERGERS

     The Delaware Law requires the approval of the directors and the vote of the holders of a majority of the outstanding stock entitled to vote thereon for the sale, lease, or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, although the certificate of incorporation may require a higher stockholder vote. The Massachusetts Law provides that a vote of two-thirds of the shares of each class of stock outstanding and entitled to vote thereon is required to authorize the sale, lease, or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, except that the articles of organization may provide that the vote of a greater or lesser proportion, but not less than a majority of the outstanding shares of each class, is required. Neither the Eclipsys Charter or Bylaws nor the TSI Charter or Bylaws address this issue.

AMENDMENTS TO CHARTER

     Under the Delaware Law, charter amendments require the approval of the directors and the vote of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater proportion. The Eclipsys Charter does not require a greater proportion except with respect to amendment, repeal or modification of the following provisions, which require a vote of at least 75% of the issued and outstanding shares entitled to vote thereon: the provisions regarding indemnification and exculpation of directors; the provisions regarding classification, number, election, nomination and removal of directors; the provisions prohibiting actions by the unanimous written consent of stockholders in lieu of a meeting; and the provisions regarding the calling of special stockholders meetings. In addition, Delaware law requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a class of stock.

     Under the Massachusetts Law, amendments to a corporation's articles of organization relating to certain changes in capital or in the corporate name require the vote of at least a majority of each class of stock outstanding and entitled to vote thereon. Amendments relating to other matters require a vote of at least two-thirds of each class outstanding and entitled to vote thereon or, if the articles of organization so provide, a greater or lesser proportion but not less than a majority of the outstanding shares of each class. Under Massachusetts law, the articles of organization or bylaws may provide that all outstanding classes of stock vote as a single class, but a separate vote of any class of stock adversely affected by the amendment also is required. The TSI Charter does not address this issue.

APPRAISAL RIGHTS

     Dissenting stockholders have the right to obtain the fair value of their shares ("appraisal rights") in more circumstances under the Massachusetts Law than under the Delaware Law. Under the Delaware Law, a stockholder is entitled to appraisal rights in the event of certain mergers or consolidations, but not in the event of the sale, lease, or exchange of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporation's certificate of incorporation. The Eclipsys Charter does not grant such rights. The Delaware and Massachusetts Laws further provide that a dissenting stockholder must not vote in favor of the proposal in order to preserve his or her appraisal rights. In order to perfect his or her appraisal rights, both jurisdictions require a dissenting stockholder to notify the company in writing, prior to the vote on the proposal, of his or her intention to demand payment for his or her shares if the action is taken. The Delaware Law does not grant appraisal rights to a holder of securities listed on a national securities exchange or designated as national market system securities if the stockholder receives such securities in exchange.

     Under the Massachusetts Law, a properly dissenting stockholder is entitled to receive the appraised value of his shares when the corporation votes (i) to sell, lease, or exchange all or substantially all of its property and assets,
(ii) to adopt an amendment to its articles of organization which adversely affects the rights of the stockholder or (iii) to merge or consolidate with another corporation. The TSI Charter does not address this issue.

ANTI-TAKEOVER PROVISIONS

     The Charters and Bylaws of both Eclipsys and TSI contain provisions that could discourage potential takeover attempts and prevent stockholders from changing the company's management, including provisions authorizing the Eclipsys Board to issue shares of preferred stock in series and restrictions on the ability of stockholders to call a special meeting of stockholders.

     The Delaware Law is substantially similar to the Massachusetts Law. However, while the Delaware Law provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of its board of directors (an "interested stockholder"), such person may not engage in certain transactions with the corporation for a period of three years, the Massachusetts Law lowers the 15% threshold to 5% (except in the case of certain stockholders eligible to file Schedule 13G under the Exchange Act). Both the Delaware Law and the Massachusetts Law include certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 85% (in the Delaware Law) or 90% (in the Massachusetts Law) of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder, the prohibition does not apply. The Eclipsys Board has approved the Merger pursuant to the Delaware Law, and TSI is currently subject to the Massachusetts Law.

                                 LEGAL MATTERS

     The validity of the shares of Eclipsys Voting Common Stock offered hereby will be passed upon for Eclipsys by Hale and Dorr LLP. Certain legal matters in connection with the Merger will be passed upon for TSI by Foley, Hoag & Eliot LLP.

                                    EXPERTS

     The financial statements of Eclipsys Corporation as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Transition Systems, Inc. as of September 30, 1998 and 1997 and for each of the three years in the period ended September 30, 1998 included in this Joint Proxy Statement/ Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated balance sheets of HealthVISION, Inc. as of December 31, 1996 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the years then ended appearing in this Joint Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of ALLTEL Healthcare Information Services, Inc. as of January 23, 1997, December 31, 1996 and 1995 and for the period from January 1, 1997 through January 23, 1997 and each of the two years in the period ended December 31, 1996 included in this Joint Proxy Statement/ Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of SDK Healthcare Information Systems as of April 30, 1997 and 1996 and for each of the years in the two-year period ended April 30, 1997 included in this Joint Proxy Statement/ Prospectus have been examined by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements have been included in the registration statement in reliance upon the reports with respect thereto of KPMG Peat Marwick LLP, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                          FUTURE STOCKHOLDER PROPOSALS

     Stockholder proposals intended for inclusion in the proxy statement for the next Eclipsys annual stockholders' meeting should be sent to the Secretary of Eclipsys at 777 East Atlantic Ave., Suite 200, Delray Beach, Florida 33483. Under the Eclipsys Bylaws, notice of any stockholder proposal to be made at an annual meeting of stockholders of Eclipsys must be received no less than 60 days nor more than 90 days prior to the date of the annual meeting of stockholders of Eclipsys. If public notice of the annual meeting of stockholders of Eclipsys is not given at least 70 days before the meeting date, any stockholder proposal must be received by Eclipsys within 10 days after such public notice. A copy of the current Bylaws may be obtained from the Secretary of Eclipsys. The provisions in the Bylaws relevant to the foregoing will be continued unchanged after the Merger.

     TSI expects to consummate the Merger prior to its annual meeting in 1999 and, accordingly, does not currently intend to call the 1999 annual meeting. If the Merger is not completed and TSI calls the 1999 annual meeting to be held on or before March 12, 1999, stockholders of TSI will not be entitled to include any proposals in TSI's proxy statement for that meeting. All such proposals were required to have been submitted to the Clerk of TSI on or before September 8, 1998. If TSI calls the 1999 annual meeting to be held after March 12, 1999, TSI stockholders must submit any proposals to be included in TSI's proxy statement to the Clerk of TSI a reasonable time before TSI begins to print its proxy materials.

     In addition, the TSI Bylaws provide that a TSI stockholder must give written notice to TSI not less than sixty days prior to the scheduled annual meeting describing any proposal to be brought before such meeting, even if the item is not to be included in TSI's proxy statement relating to such meeting. Such procedural requirements are fully set forth in Article III of the TSI Bylaws. To bring an item of business before the 1999 annual meeting, a stockholder must deliver the requisite notice of such item to the Clerk of TSI no later than Friday, December 11, 1998.

                      WHERE YOU CAN FIND MORE INFORMATION

     Eclipsys filed a Registration Statement on Form S-4 to register with the Commission the Eclipsys Voting Common Stock to be issued to TSI stockholders in the Merger. This Joint Proxy Statement/ Prospectus is a part of that Registration Statement and constitutes a prospectus of Eclipsys in addition to a proxy statement of Eclipsys and TSI for their respective Special Stockholders' Meetings. As allowed by Commission rules, this Joint Proxy Statement/Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     Eclipsys and TSI file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

                           FORWARD-LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus includes various statements concerning possible future events or circumstances for Eclipsys, TSI or the combined company that are subject to risks and uncertainties that could cause actual results or events to differ significantly from the results or events stated in this Joint Proxy Statement/Prospectus, such as those set forth under the caption "Risk Factors". These forward-looking statements include information and projections concerning future results of, operations of Eclipsys, TSI and the combined company, and statements elsewhere in this document using words such as "believes," "expects," "anticipates," "plans," "intends" or similar expressions.

                      WHERE TO FIND CERTAIN DEFINED TERMS

                            TERM                              PAGE
                            ----                              ----
AIS.........................................................    22
AIS Settlement..............................................    60
Alltel......................................................    17
Alltel Acquisition..........................................    18
Alltel Renegotiation........................................    30
Antitrust Division..........................................    58
Brigham.....................................................    11
BT Alex. Brown..............................................    43
Code........................................................    57
Commission..................................................    39
Delaware Law................................................   112
EBIT........................................................    53
EBITDA......................................................    18
EPS.........................................................    54
Eclipsys....................................................     1
Eclipsys Acquisitions.......................................    22
Eclipsys Board..............................................    39
Eclipsys Bylaws.............................................   112
Eclipsys Charter............................................   110
Eclipsys Covenant Condition.................................    76
Eclipsys IPO................................................    30
Eclipsys Non-Voting Common Stock............................     7
Eclipsys Preferred Stock....................................   110
Eclipsys Purchase Plan......................................    96
Eclipsys Representation Bringdown Condition.................    76
Eclipsys Termination Fee....................................    78
Eclipsys Voting Common Stock................................     7
Eclipsys Voting Proposal....................................    39
Eclipsys Warrants...........................................   110
Effective Time..............................................    71
Emtek.......................................................    18
Emtek Acquisition...........................................    18
Exchange Act................................................   112
Exchange Agent..............................................    71
Exchange Ratio..............................................     7
FDA.........................................................    12
FDC Act.....................................................    12
Foley Hoag..................................................    44
FTC.........................................................    58
GAAP........................................................    18
GAP 28......................................................    97
GAP 38......................................................    97
GAP 47......................................................    97
GAP 48......................................................    97
GAP Coinvestment............................................    97
General Atlantic............................................    43
Hale and Dorr...............................................    43
HealthVISION................................................     1
HealthVISION Acquisition....................................    45
HIPAA.......................................................    13
HSR Act.....................................................    58
Incentive Plan..............................................    96

                            TERM                              PAGE
                            ----                              ----
IRS.........................................................    57
Massachusetts Law...........................................   112
Material Adverse Change.....................................    76
Merger......................................................     7
Merger Agreement............................................     7
MGH.........................................................    11
Morgan Stanley..............................................    44
Morgan Stanley Opinion......................................    48
Motorola....................................................    22
MSA.........................................................    18
MSA Buyout..................................................    18
1996 Stock Plan.............................................    95
1998 Preferred Stock Issuance...............................    60
Named Executive Officers....................................    93
Outside Date................................................    77
Partners....................................................    11
Partners License............................................    22
Record Date.................................................    39
Registrable Shares..........................................   111
Registration Rights Agreement...............................   111
Registration Statement......................................    65
Reorganization..............................................    57
Revolver....................................................    30
Rightsholder................................................   111
Securities Act..............................................    59
SDK.........................................................    18
SDK Acquisition.............................................    18
SDK Notes...................................................    22
SDK Partial Repayment.......................................    60
Simione.....................................................    23
Simione Investment..........................................    23
SMS.........................................................    11
Stockholders Agreement......................................    93
Sub.........................................................     7
Surviving Corporation.......................................     7
Tax Opinions................................................    58
Term Loan...................................................    30
TSI.........................................................     1
TSI Board...................................................    41
TSI Bylaws..................................................   112
TSI Charter.................................................   112
TSI Covenant Condition......................................    76
TSI Non-Voting Common Stock.................................     7
TSI Preferred Stock.........................................   113
TSI Representation Bringdown Condition......................    76
TSI Stock Option............................................    74
TSI Stock Purchase Plan.....................................    75
TSI Termination Fee.........................................    78
TSI Voting Common Stock.....................................     7
TSI Warrant.................................................    74
U.S. GAAP...................................................    18
Warburg.....................................................    43
Wilfam......................................................    97

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Eclipsys Corporation........................................   F-2
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1997, and September 30, 1998 (unaudited)...............   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1996 and 1997 and the nine months ended
     September 30, 1997 and 1998 (unaudited)................   F-4
  Consolidated Statements of Shareholders' Equity (Deficit)
     for the years ended December 31, 1996 and 1997 and the
     nine months ended September 30, 1998 (unaudited).......   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996 and 1997 and the nine months ended
     September 30, 1997 and 1998 (unaudited)................   F-6
  Notes to Consolidated Financial Statements................   F-7
ALLTEL Healthcare Information Services, Inc.................  F-25
  Report of Independent Accountants.........................  F-25
  Consolidated Balance Sheets as of December 31, 1995 and
     1996...................................................  F-26
  Consolidated Statements of Operations for the years ended
     December 31, 1995 and 1996 and for the period from
     January 1, 1997 through January 23, 1997...............  F-27
  Consolidated Statements of Shareholder's Deficit for the
     years ended December 31, 1995 and 1996 and for the
     period from January 1, 1997 through January 23, 1997...  F-28
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995 and 1996 and for the period from
     January 1, 1997 through January 23, 1997...............  F-29
  Notes to Consolidated Financial Statements................  F-30
SDK Healthcare Information Systems..........................  F-37
  Independent Auditors' Report..............................  F-37
  Balance Sheets as of April 30, 1997 and 1996..............  F-38
  Statements of Operations and Retained Earnings for the
     years ended April 30, 1997 and 1996....................  F-39
  Statements of Cash Flows for the years ended April 30,
     1997 and 1996..........................................  F-40
  Notes to Financial Statements.............................  F-41
Transition Systems, Inc.....................................  F-47
  Report of Independent Accountants.........................  F-47
  Consolidated Balance Sheets as of September 30, 1997 and
     1998, and June 30, 1998 (unaudited)....................  F-48
  Consolidated Statements of Operations for the years ended
     September 30, 1996, 1997 and 1998 and the nine months
     ended June 30, 1997 and 1998 (unaudited)...............  F-49
  Consolidated Statements of Cash Flows for the years ended
     September 30, 1996, 1997 and 1998 and the nine months
     ended June 30, 1997 and 1998 (unaudited)...............  F-50
  Consolidated Statements of Stockholders' Equity for the
     years ended September 30, 1996, 1997 and 1998..........  F-51
  Notes to Consolidated Financial Statements................  F-52
HealthVISION, Inc. .........................................  F-63
  Report of Independent Auditors............................  F-63
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................  F-64
  Consolidated Statements of Operations for the years ended
     December 31, 1996 and 1997.............................  F-65
  Consolidated Statements of Changes in Stockholders' Equity
     (Deficit) for the years ended December 31, 1996 and
     1997...................................................  F-66
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1996 and 1997.............................  F-67
  Notes to Consolidated Financial Statements................  F-68
  Condensed Consolidated Balance Sheet as of September 30,
     1998 (unaudited).......................................  F-77
  Condensed Consolidated Statements of Operations for the
     nine months ended September 30, 1997 and 1998
     (unaudited)............................................  F-78
  Condensed Consolidated Statement of Changes in
     Stockholders' Equity (Deficit) for the nine months
     ended September 30, 1998 (unaudited)...................  F-79
  Condensed Consolidated Statements of Cash Flows for the
     nine months ended September 30, 1997 and 1998
     (unaudited)............................................  F-80
  Notes to the Condensed Consolidated Financial
     Statements.............................................  F-81

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of Eclipsys Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Eclipsys Corporation and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                      PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
April 20, 1998, except as to Note 13,
  which is as of June 9, 1998

                              ECLIPSYS CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                               1996       1997           1998
                                                              -------   ---------   --------------
                                                                                     (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,589   $   4,786     $  12,309
  Accounts receivable, net of allowance for doubtful
    accounts of $0, $1,739, $2,088..........................      190      30,969        40,443
  Inventory.................................................       --         866           539
  Other current assets......................................       59       1,114         9,757
                                                              -------   ---------     ---------
    Total current assets....................................    4,838      37,735        63,048
Property and equipment, net.................................      322       9,517        10,530
Capitalized software development costs......................       --       1,591         4,277
Acquired technology, net....................................       --      25,802        18,798
Intangible assets, net......................................       --      28,288        15,559
Other assets................................................      580       3,832         9,479
                                                              -------   ---------     ---------
    Total assets............................................  $ 5,740   $ 106,765     $ 121,691
                                                              =======   =========     =========
                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $    --   $  12,794            --
  Deferred revenue..........................................       --      25,295     $  39,211
  Other current liabilities.................................      882      31,150        32,411
                                                              -------   ---------     ---------
    Total current liabilities...............................      882      69,239        71,622
Deferred revenue............................................                6,966         7,789
Other long-term liabilities.................................       57       9,480         3,713
Long-term debt..............................................       --       3,794            --
                                                              -------   ---------     ---------
    Total liabilities.......................................      939      89,479        83,124
                                                              -------   ---------     ---------
Mandatorily redeemable preferred stock (Note 5).............       --      35,607            --
                                                              -------   ---------     ---------
Commitments and contingencies (Note 11)
Shareholders' equity (deficit)
  Preferred stock:..........................................
    Series A, $.01 par value, 1,000,000 shares authorized,
     issued and outstanding 1,000,000, $6 per share
     liquidation preference, 1996; no shares authorized,
     issued or outstanding, 1997 and 1998...................       10          --            --
    Series D, $.01 par value, 7,200,000 shares authorized,
     issued and outstanding 7,058,786, $12.55 per share
     liquidation preference, 1997; no shares authorized,
     issued or outstanding, 1996 and 1998...................       --          71            --
    Series E, $.01 par value, 920,000 shares authorized,
     issued and outstanding 896,431, $12.55 per share
     liquidation preference, 1997; no shares authorized,
     issued or outstanding, 1996 and 1998...................       --           9            --
    Series F, $.01 par value, 1,530,000 shares authorized,
     issued and outstanding 1,478,097, $6 per share
     liquidation preference, 1997; no shares authorized,
     issued or outstanding, 1996 and 1998...................       --          15            --
  Common stock:
    Voting, $.01 par value, 30,000,000 and 50,000,000
     authorized; issued and outstanding 3,626,662, 4,198,730
     and 19,418,685.........................................       36          42           193
    Non-Voting, $.01 par value, 3,000,000 shares authorized;
     issued and outstanding 0, 0 and 896,431................       --          --             9
  Additional paid-in capital................................    7,974     115,777       189,341
  Unearned compensation.....................................     (266)       (250)         (196)
  Accumulated deficit.......................................   (2,953)   (134,013)     (150,841)
  Accumulated other comprehensive income....................       --          28            61
                                                              -------   ---------     ---------
    Total shareholders' equity (deficit)....................    4,801     (18,321)       38,567
                                                              -------   ---------     ---------
    Total liabilities and shareholders' equity (deficit)....  $ 5,740   $ 106,765     $ 121,691
                                                              =======   =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        YEAR ENDED           NINE MONTHS ENDED
                                                       DECEMBER 31,            SEPTEMBER 30,
                                                  ----------------------   ----------------------
                                                    1996         1997         1997        1998
                                                  ---------   ----------   ----------   ---------
                                                                                (UNAUDITED)
Revenues:
  Systems and services..........................  $      --   $   89,722   $   64,470   $  88,541
  Hardware......................................         --        4,355        3,009       9,202
                                                  ---------   ----------   ----------   ---------
     Total revenues.............................         --       94,077       67,479      97,743
                                                  ---------   ----------   ----------   ---------
Costs and expenses:
  Cost of systems and services revenues.........         --       77,083       56,168      53,196
  Cost of hardware revenues.....................         --        2,953        2,055       7,825
  Marketing and sales...........................        770       13,662        9,881      13,945
  Research and development......................      1,704       15,714       11,991      19,267
  General and administrative....................        603        5,672        4,143       4,580
  Depreciation and amortization.................         32        9,710        7,292       7,937
  Write-off of in-process research and
     development (Note 6).......................         --       99,189       99,189          --
  Write-off of MSA..............................         --           --           --       7,193
                                                  ---------   ----------   ----------   ---------
     Total costs and expenses...................      3,109      223,983      190,719     113,943
                                                  ---------   ----------   ----------   ---------
Loss from operations............................     (3,109)    (129,906)    (123,240)    (16,200)
Interest (income) expense, net..................       (156)       1,154          727         628
                                                  ---------   ----------   ----------   ---------
Net loss........................................     (2,953)    (131,060)    (123,967)    (16,828)
Dividends and accretion on mandatorily
  redeemable preferred stock....................         --       (5,850)      (4,199)    (10,928)
Preferred stock conversion......................         --       (3,105)      (3,105)         --
                                                  ---------   ----------   ----------   ---------
Net loss available to common shareholders.......  $  (2,953)  $ (140,015)  $ (131,271)  $ (27,756)
                                                  =========   ==========   ==========   =========
Basic and diluted net loss per common share.....  $    (.98)  $   (39.73)  $   (38.28)  $   (3.41)
                                                  =========   ==========   ==========   =========
Weighted average common shares outstanding......  3,022,660    3,524,313    3,429,385   8,133,275
                                                  =========   ==========   ==========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         PREFERRED STOCK
                                                                 ---------------------------------------------------------------
                                              COMMON STOCK             SERIES A               SERIES D             SERIES E
                                           -------------------   ---------------------   -------------------   -----------------
                                             SHARES     AMOUNT     SHARES      AMOUNT      SHARES     AMOUNT    SHARES    AMOUNT
                                           ----------   ------   ----------   --------   ----------   ------   --------   ------
 Capital contribution at December 22,
   1995
   (inception date)......................     520,000    $  5
                                           ----------    ----    ----------   --------   ----------    ----    --------    ---
Balance at December 31, 1995.............     520,000       5
 Capital contribution....................   2,008,373      20
 Stock grants............................     109,999       1
 Issuance of Series A Preferred stock....                         1,000,000   $     10
 Issuance of common stock................     988,290      10
 Issuance of stock options...............
 Compensation expense recognized.........
 Net loss................................
                                           ----------    ----    ----------   --------   ----------    ----    --------    ---
Balance at December 31, 1996.............   3,626,662      36     1,000,000         10
 Issuance of Series D Preferred stock....                                                 4,981,289    $ 50
 Acquisition of Alltel...................                                                 2,077,497      21
 Issuance of Series E Preferred stock....                                                                       896,431    $ 9
 Issuance of common stock warrants.......
 Exchange of Series A for Series F.......                        (1,000,000)       (10)
 Acquisition of SDK......................     499,997       5
 Stock option exercises..................      57,071       1
 Stock grants............................      15,000
 Dividends and accretion on mandatorily
   redeemable preferred stock............
 Issuance of stock options...............
 Compensation expense recognized.........
 Comprehensive income:
   Net loss..............................
   Foreign currency translation
    adjustment...........................
   Other comprehensive income............
 Comprehensive income....................
                                           ----------    ----    ----------   --------   ----------    ----    --------    ---
Balance at December 31, 1997.............   4,198,730      42            --         --    7,058,786      71     896,431      9
                                           ----------    ----    ----------   --------   ----------    ----    --------    ---
 EMTEK Acquisition.......................   1,000,000      10
 Sale of common stock....................   4,830,000      48
 Conversion of preferred stock...........  10,033,313     100                            (7,058,786)    (71)   (896,431)    (9)
 Issuance of Series G Preferred Stock....
 Stock option exercises..................     253,073       2
 Dividends, accretion and redemption
   related to mandatorily redeemable
   preferred stock ......................
 Compensation expense recognized.........
 Comprehensive income:
 Net loss................................
 Foreign currency translation
   adjustment............................
 Other comprehensive income..............
 Comprehensive income....................
                                           ----------    ----    ----------   --------   ----------    ----    --------    ---
BALANCE AT SEPTEMBER 30, 1998
 (UNAUDITED).............................  20,315,116    $202            --   $     --           --    $ --          --    $--
                                           ==========    ====    ==========   ========   ==========    ====    ========    ===

                                                       PREFERRED STOCK
                                           ---------------------------------------
                                                SERIES F             SERIES G        ADDITIONAL
                                           -------------------   -----------------    PAID-IN       UNEARNED     ACCUMULATED
                                             SHARES     AMOUNT    SHARES    AMOUNT    CAPITAL     COMPENSATION     DEFICIT
                                           ----------   ------   --------   ------   ----------   ------------   -----------
 Capital contribution at December 22,
   1995
   (inception date)......................                                             $     45
                                           ----------    ----    --------    ---      --------       -----        ---------
Balance at December 31, 1995.............                                                   45
 Capital contribution....................                                                  178
 Stock grants............................
 Issuance of Series A Preferred stock....                                                5,991
 Issuance of common stock................                                                1,472
 Issuance of stock options...............                                                  288       $(288)
 Compensation expense recognized.........                                                               22
 Net loss................................                                                                         $  (2,953)
                                           ----------    ----    --------    ---      --------       -----        ---------
Balance at December 31, 1996.............                                                7,974        (266)          (2,953)
 Issuance of Series D Preferred stock....                                               62,464
 Acquisition of Alltel...................                                               26,051
 Issuance of Series E Preferred stock....                                               11,241
 Issuance of common stock warrants.......                                               10,501
 Exchange of Series A for Series F.......   1,478,097    $ 15                               (5)
 Acquisition of SDK......................                                                3,243
 Stock option exercises..................                                                    6
 Stock grants............................                                                   97
 Dividends and accretion on mandatorily
   redeemable preferred stock............                                               (5,850)
 Issuance of stock options...............                                                   55         (55)
 Compensation expense recognized.........                                                               71
 Comprehensive income:
   Net loss..............................                                                                          (131,060)
   Foreign currency translation
    adjustment...........................
   Other comprehensive income............
 Comprehensive income....................
                                           ----------    ----    --------    ---      --------       -----        ---------
Balance at December 31, 1997.............   1,478,097      15                          115,777        (250)        (134,013)
                                           ----------    ----    --------    ---      --------       -----        ---------
 EMTEK Acquisition.......................                                                9,050
 Sale of common stock....................                                               65,897
 Conversion of preferred stock...........  (1,478,097)    (15)   (900,000)   $(9)            4
 Issuance of Series G Preferred Stock....                         900,000      9         8,991
 Stock option exercises..................                                                  550
 Dividends, accretion and redemption
   related to mandatorily redeemable
   preferred stock ......................                                              (10,928)
 Compensation expense recognized.........                                                               54
 Comprehensive income:
 Net loss................................                                                                           (16,828)
 Foreign currency translation
   adjustment............................
 Other comprehensive income..............
 Comprehensive income....................
                                           ----------    ----    --------    ---      --------       -----        ---------
BALANCE AT SEPTEMBER 30, 1998
 (UNAUDITED).............................          --    $ --          --    $--      $189,341        (196)       $(150,841)
                                           ==========    ====    ========    ===      ========       =====        =========


                                                            ACCUMULATED
                                                               OTHER
                                           COMPREHENSIVE   COMPREHENSIVE
                                              INCOME          INCOME         TOTAL
                                           -------------   -------------   ---------
 Capital contribution at December 22,
   1995
   (inception date)......................                                  $      50
                                                                ---        ---------
Balance at December 31, 1995.............                                         50
 Capital contribution....................                                        198
 Stock grants............................                                          1
 Issuance of Series A Preferred stock....                                      6,001
 Issuance of common stock................                                      1,482
 Issuance of stock options...............                                         --
 Compensation expense recognized.........                                         22
 Net loss................................                                     (2,953)
                                                                ---        ---------
Balance at December 31, 1996.............                                      4,801
 Issuance of Series D Preferred stock....                                     62,514
 Acquisition of Alltel...................                                     26,072
 Issuance of Series E Preferred stock....                                     11,250
 Issuance of common stock warrants.......                                     10,501
 Exchange of Series A for Series F.......                                         --
 Acquisition of SDK......................                                      3,248
 Stock option exercises..................                                          7
 Stock grants............................                                         97
 Dividends and accretion on mandatorily
   redeemable preferred stock............                                     (5,850)
 Issuance of stock options...............                                         --
 Compensation expense recognized.........                                         71
 Comprehensive income:
   Net loss..............................    $(131,060)                     (131,060)
   Foreign currency translation
    adjustment...........................           28          $28               28
                                             ---------
   Other comprehensive income............           28
                                             ---------
 Comprehensive income....................     (131,032)
                                             ---------          ---        ---------
Balance at December 31, 1997.............                        28          (18,321)
                                                                ---        ---------
 EMTEK Acquisition.......................                                      9,060
 Sale of common stock....................                                     65,945
 Conversion of preferred stock...........                                         --
 Issuance of Series G Preferred Stock....                                      9,000
 Stock option exercises..................                                        552
 Dividends, accretion and redemption
   related to mandatorily redeemable
   preferred stock ......................                                    (10,928)
 Compensation expense recognized.........                                         54
 Comprehensive income:
 Net loss................................      (16,828)                      (16,828)
 Foreign currency translation
   adjustment............................           33           33               33
                                             ---------
 Other comprehensive income..............           33
                                             ---------
 Comprehensive income....................      (16,795)
                                             ---------          ---        ---------
BALANCE AT SEPTEMBER 30, 1998
 (UNAUDITED).............................    $      --          $61        $  38,567
                                             =========          ===        =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                         YEAR ENDED         NINE MONTHS ENDED
                                                        DECEMBER 31,          SEPTEMBER 30,
                                                     -------------------   --------------------
                                                      1996       1997        1997        1998
                                                     -------   ---------   ---------   --------
                                                                               (UNAUDITED)
Operating activities:
  Net loss.........................................  $(2,953)  $(131,060)  $(123,967)  $(16,828)
                                                     -------   ---------   ---------   --------
  Adjustments to reconcile net loss to net cash
     provided (used) by operating activities:
     Depreciation and amortization.................       32      31,622      23,156     20,155
     Provision for bad debts.......................       --         600         450        750
     Loss on disposal of property and equipment....       --         557         570          8
     Write off of in-process research and
       development.................................       --      99,189      99,189         --
     Write-off of MSA intangible asset.............       --          --          --      7,193
     Write-off of contributed technology...........    1,482          --          --         --
     Stock compensation expense....................       22         168         151         54
     Changes in operating assets and liabilities,
       net of acquisitions:
       Accounts receivable.........................     (190)       (816)       (505)    (5,295)
       Inventory...................................       --         655         137        327
       Other current assets........................      (59)       (276)       (475)     1,025
       Other assets................................      (34)        (71)        681        (81)
       Deferred revenue............................       --      (2,044)     (1,772)     9,689
       Other current liabilities...................      882       2,196       3,986     (1,756)
       Other long-term liabilities.................       57         348       1,691        (65)
                                                     -------   ---------   ---------   --------
          Total adjustments........................    2,192     132,128     127,259     32,004
                                                     -------   ---------   ---------   --------
     Net cash provided (used) by operating
       activities..................................     (761)      1,068       3,292     15,176
                                                     -------   ---------   ---------   --------
Investing activities:
  Purchase of property and equipment, net of
     acquisitions..................................     (354)     (3,096)     (2,097)    (3,573)
  Capitalized software development costs...........       --      (1,591)       (698)    (2,686)
  Acquisitions, net of cash acquired...............       --    (108,983)   (108,983)        --
  Changes in other assets..........................     (546)         --          --    (21,565)
                                                     -------   ---------   ---------   --------
     Net cash used in investing activities.........     (900)   (113,670)   (111,778)   (27,824)
                                                     -------   ---------   ---------   --------
Financing activities:
  Borrowings.......................................       --      10,000      10,000     18,500
  Payments on borrowings...........................       --      (1,000)         --    (35,088)
  Exercise of stock options........................      199           7          --        453
  Sale of common stock.............................       --          --          --     66,044
  Sale of convertible preferred stock..............    6,001      73,764      73,764      9,000
  Sale/(redemption) of mandatorily redeemable
     preferred stock...............................       --      30,000      30,000    (38,771)
                                                     -------   ---------   ---------   --------
     Net cash provided by financing activities.....    6,200     112,771     113,764     20,138
                                                     -------   ---------   ---------   --------
Effect of exchange rate changes on cash and cash
  equivalents......................................       --          28          21         33
                                                     -------   ---------   ---------   --------
     Net increase in cash and cash equivalents.....    4,539         197       5,299      7,523
Cash and cash equivalents, beginning of year.......       50       4,589       4,589      4,786
                                                     -------   ---------   ---------   --------
Cash and cash equivalents, end of year.............  $ 4,589   $   4,786   $   9,888   $ 12,309
                                                     =======   =========   =========   ========
Cash paid for interest.............................  $    --   $     978   $     493   $  1,275
                                                     =======   =========   =========   ========
Cash paid for income taxes.........................  $    --   $      --   $      --   $     --
                                                     =======   =========   =========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     Eclipsys Corporation ("Eclipsys") and its subsidiaries (collectively, the "Company") is a healthcare information technology solutions provider which was formed in December 1995 and commenced operations in January 1996. The Company provides, on an integrated basis, enterprise-wide, clinical patient care and financial software solutions to healthcare organizations. Additionally, Eclipsys provides other information technology solutions including outsourcing, remote processing, networking technologies and other related services.

     Subsequent to December 31, 1996, the Company made the following acquisitions (Note 6):

        Effective January 24, 1997, ALLTEL Healthcare Information Services, Inc. ("Alltel"), a wholly-owned subsidiary of ALLTEL Information Services, Inc. ("AIS")

        Effective June 26, 1997, SDK Healthcare Information Systems ("SDK")

        Effective January 30, 1998, the Company acquired the net assets of the North American operations of the Emtek Healthcare Division of Motorola, Inc. ("Emtek").

     These acquisitions have been accounted for as purchases and accordingly the accompanying financial statements reflect the results of operations of these businesses from the date acquired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of Eclipsys and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

FINANCIAL STATEMENT PRESENTATION

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

     The Company's products are sold to customers based on long-term contractual agreements. Revenues are derived from the licensing of computer software, software and hardware maintenance, remote processing and outsourcing, training, implementation assistance, consulting, and the sale of computer hardware.

     SYSTEMS AND SERVICES

     For contracts in which the Company is required to make significant production, modification, or customization changes, revenues from software license fees are recognized using the percentage-of-

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) completion method over the implementation period of the contracts based on implementation hours incurred. Other software license fees are generally recognized on a straight-line basis over the term of the licensing and maintenance agreements, which range from five to seven years. Remote processing and outsourcing services are marketed under long-term agreements generally over periods from five to seven years and revenues are recognized monthly as the work is performed. Software maintenance fees are marketed under annual and multi-year agreements and are recognized ratably over the term of the agreements. Implementation revenues are recognized as the services are performed or on a percentage-of-completion basis for fixed fee arrangements. Hardware maintenance revenues are billed and recognized monthly over the term of agreements. Revenues related to other support services, such as training, consulting, and implementation, are recognized when the services are performed.

     The Company warrants its products will perform in accordance with specifications as outlined in the respective customer contracts. The Company records a reserve for warranty costs at the time it recognizes revenue. Historically, warranty costs have been minimal.

     The Company accrues for product returns at the time it recognizes revenue, based on actual experience. Historically, product return costs have been minimal.

HARDWARE SALES

     Hardware sales are recognized upon shipment of the product to the customer.

UNBILLED ACCOUNTS RECEIVABLE

     Unbilled accounts receivable represent amounts owed to the Company under noncancelable agreements for software license fees with extended payment terms and computer hardware purchases which have been financed over extended payment terms. The current portion of unbilled accounts receivable of $3.9 million as of December 31, 1997 is included in accounts receivable in the accompanying financial statements. The non-current portion of unbilled accounts receivable of $1.8 million as of December 31, 1997 is included in other assets in the accompanying financial statements. The non-current portion of unbilled accounts receivable provides for payment terms that generally range from three to five years and carry annual interest rates ranging from 7% to 10%. The Company recognizes revenue in advance of billings under certain of its non-cancelable long-term contracts that contain extended payment terms. The Company does not have any obligation to refund any portion of its fees and has a history of enforcement and collection of amounts due under such arrangements. Payments owed under contracts with extended payment terms are due in accordance with the terms of the respective contract. Historically, the Company has had minimal write-offs of amounts due under such arrangements.

     Additionally, included in unbilled accounts receivable are costs and earnings in excess of billings related to certain software license fee arrangements which are being recognized on a percentage-of-completion basis. These amounts totaled approximately $1.0 million as of December 31, 1997.

INVENTORY

     Inventory consists of computer parts and peripherals and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to ten years. Computer

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) equipment is depreciated over two to five years. Office equipment is depreciated over two to ten years. Purchased software for internal use is amortized over three to five years. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the remaining term of the lease. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Expenditures for repairs and maintenance not considered to substantially lengthen the property and equipment lives are charged to expense as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes a portion of its internal computer software development costs incurred. Salaries, benefits, and other directly related costs incurred in connection with programming and testing software products are capitalized subsequent to establishing technological feasibility. Capitalization ceases when the products are generally released for sale to customers. Management monitors the net realizable value of all capitalized software development costs to ensure that the investment will be recovered through margins from future sales. These costs are amortized over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or the straight line method over three to five years. Capitalized costs related to software development were approximately $1.6 million for the year ended December 31, 1997.

ACQUIRED TECHNOLOGY AND INTANGIBLE ASSETS

     The intangible assets arose from the Company's acquisitions (Note 6) and consist of the following as of December 31, 1997 (in thousands):

                                                       ACCUMULATED    NET BOOK      USEFUL
                                              GROSS    AMORTIZATION    VALUE         LIFE
                                             -------   ------------   --------   ------------
Acquired Technology........................  $45,517     $19,715      $25,802     3 - 5 Years
Ongoing customer relationships.............   10,846       1,988        8,858         5 Years
Management and services agreement..........    9,543       2,197        7,346         4 Years
Goodwill...................................   13,550       1,466       12,084    5 - 12 Years
                                             -------     -------      -------
                                             $79,456     $25,366      $54,090
                                             =======     =======      =======

     The carrying value of the excess of cost over fair value of net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. This review indicates if the assets will not be recoverable as determined based on future expected cash flows. Based on its review, the Company does not believe that an impairment of its excess of cost over fair value of net assets acquired has occurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and other current liabilities, approximate fair value. The recorded amount of long-term debt approximates fair value as the debt bears interest at a floating market rate.

INCOME TAXES

     The Company accounts for income taxes utilizing the liability method, and deferred income taxes are determined based on the estimated future tax effects of differences between the financial reporting and income tax basis of assets and liabilities and tax carryforwards given the provisions of the enacted tax laws.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

     The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

BASIC AND DILUTED NET LOSS PER SHARE

     For all periods presented, basic net loss per common share is presented in accordance with FAS 128, "Earnings per Share", which provides for new accounting principles used in the calculation of earnings per share and was effective for financial statements for both interim and annual periods ended after December 15, 1997. Basic net loss per common share is based on the weighted average number of shares of common stock outstanding during the period. Stock options to acquire 657,500 and 1,831,652 shares of common stock in 1996 and 1997, respectively, warrants to acquire up to 1,799,715 shares of common stock in 1997, and convertible preferred stock (convertible into 1,000,000 and 9,433,314 shares of common stock in 1996 and 1997, respectively) were the only securities issued which would have been included in the diluted earnings per share calculation had they not been antidilutive due to the net loss reported by the Company. The Company has excluded 370,609 contingently returnable shares of common stock from basic and diluted earnings per share computations (Notes 4 and 5).

CONCENTRATION OF CREDIT RISK

     The Company's customers operate primarily in the healthcare industry. The Company sells its products and services under contracts with varying terms. The accounts receivable amounts are unsecured. Management believes the allowance for doubtful accounts is sufficient to cover credit losses.

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated at the foreign exchange rate in effect at the balance sheet date, while revenue and expenses for the year are translated at the average exchange rate in effect during the year. Translation gains and losses are not included in determining net income or loss but are accumulated and reported as a separate component of shareholders' equity (deficit). The Company has not entered into any hedging contracts during the two year period ended December 31, 1997.

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company implemented Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." This standard requires that the total changes in equity resulting from revenue, expenses, and gains and losses, including those which do not affect the accumulated deficit, be reported. Accordingly, those amounts which are comprised solely of foreign currency translation adjustments, are included in other comprehensive income in the consolidated statement of shareholders' equity (deficit).

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
UNAUDITED INFORMATION

     The interim financial information as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results, however, are not necessarily indicative of results for any future period.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued FAS 131, "Disclosure about Segments of an Enterprise and Related Information". In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition". All these statements are effective for fiscal years beginning after December 15, 1997, and are not expected to have a material impact on the Company's financial statements. Effective January 1, 1998, the Company adopted SOP 97-2.

3. PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1996    1997
                                                              ----   -------
Computer equipment..........................................  $107   $ 8,467
Office equipment and other..................................   199     1,834
Purchased software..........................................    --     3,382
Leasehold improvements......................................    48     2,122
                                                              ----   -------
                                                               354    15,805
Less: Accumulated depreciation and amortization.............   (32)   (6,288)
                                                              ----   -------
                                                              $322   $ 9,517
                                                              ====   =======

     Depreciation of property and equipment totaled approximately $32,000 and $6.3 million in 1996 and 1997, respectively.

4. LICENSING ARRANGEMENT

     In May 1996, the Company entered into an exclusive licensing arrangement with Partners HealthCare System, Inc. ("Partners") to further develop, commercialize, distribute and support certain intellectual property which was being developed at Partners. In consideration for the license, the Company issued 988,290 shares of Common Stock of the Company and agreed to pay royalties to Partners on sales of the developed product until the Company completes an initial public offering of common stock with a per share offering price of $10.00 or higher. There was no revenue recognized by the Company or royalties paid to Partners under the arrangement in 1996 or 1997. Under the terms of the license, the Company may further develop, market, distribute and support the original technology and license it, as well as market related services, to other healthcare providers and hospitals throughout the world (other than in the Boston, Massachusetts metropolitan area). The Company is obligated to offer to Partners and certain of their affiliates an internal use license, granted on most favored customer terms, to any new software applications developed by the Company, whether or not derived from the licensed technology, and major

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

4. LICENSING ARRANGEMENT (CONTINUED)
architectural changes to the licensed software. After May 3, 1998, Partners and certain of their affiliates are entitled to receive internal use licenses for any changes to any modules or applications included in the licensed technology, as defined. The Company has an exclusive right of first offer to commercialize new information technologies developed in connection with Partners. If the Company fails to pay the required royalties, breaches any material term under the licensing arrangement or if the current Chairman of the Board, President and Chief Executive Officer of the Company voluntarily terminates his employment with the Company prior to May 1999, the license may become non-exclusive, at the option of Partners. If Partners elects to convert the license to non-exclusive, it must return 370,609 shares of Common Stock to the Company. The Company has the option to purchase the technology it licenses from Partners upon the completion of an IPO.

     At the time the license arrangement was consummated, the licensed technology had not reached technological feasibility and had no alternative future use. The licensed technology being developed consisted of enterprise-wide, clinical information software. It is expected that the Company will release certain commercial products derived from the licensed technology in late 1998. The Company accounted for the license arrangement with Partners by recording a credit to additional paid-in capital of $1.5 million (representing the estimated fair value of the licensed technology) and a corresponding charge to its statement of operations for the year ended December 31, 1996. The charge was taken because the technology had not reached technological feasibility and had no alternative future use.

     As part of the agreement, the Company has provided development services to Partners related to commercializing the intellectual property; fees for these development services totaled $2.0 million, and $2.5 million for the years ended December 31, 1996 and 1997, respectively, and are included as a reduction in research and development expenses in the accompanying consolidated statements of operations.

5. SHAREHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK

STOCK SPLIT

     In May 1997, the Company declared a three-for-two split for all Common Stock and Non-Voting Common Stock issued and outstanding. In addition, the shareholders approved an increase in the number of authorized shares of Common Stock from 30,000,000 to 50,000,000. In June 1998, the Company effected a two-for-three reverse stock split of all Common Stock and Non-Voting Common Stock outstanding. The accompanying consolidated financial statements give retroactive effect to the May 1997 and June 1998 stock splits as if they had occurred at inception of the Company.

MANDATORILY REDEEMABLE PREFERRED STOCK

     In connection with its acquisition of Alltel (Note 6), the Company sold 30,000 shares of Series B 8.5% Cumulative Redeemable Preferred Stock ("Series B") and warrants to purchase up to 1,799,715 shares of Non-Voting Common Stock at $.01 per share for total consideration of $30.0 million. The number of warrants to be issued is subject to adjustment in the event the Company redeems all or a portion of the Series B prior to its mandatory redemption date. The Series B is non-voting and is entitled to a liquidation preference of $1,000 per share plus any unpaid dividends. Dividends are cumulative and accrue at an annual rate of 8.5%. In the event that dividends are not paid when due for quarters ending after December 31, 1999, the dividend rate will increase to 12.5%.

     The Series B is redeemable by the Company at its redemption price at any time on or before the mandatory redemption date of December 31, 2001. The redemption price, as defined, equals the

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

5. SHAREHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED) liquidation preference amount plus all accrued and unpaid dividends. With respect to liquidation preferences, the Series B ranks equal to the Series C 8.5% Cumulative Redeemable Preferred Stock ("Series C") and senior to all other equity instruments. In the event that certain shareholders cease to continue to own a specified percentage of common or convertible preferred stock of the Company, the holders of the Series B may elect to put the securities back to the Company at their redemption price, as defined. Additionally, the Series B may be put back to the Company at their redemption value in the event of a change of control, as defined.

     In January 1997, 20,000 shares of the Series C were issued to AIS as part of the consideration paid for Alltel (Note 6). The Series C contains substantially the same terms, including voting rights, ability to redeem and liquidation preferences as the Series B. The Series B has preferential rights in the event of a change of ownership percentages of certain of the Company's stockholders; the Series C does not have these preferential rights. The Series C redemption price is determined the same as Series B.

     The Series C must be redeemed on or before December 31, 2001. The Series C may be put back to the Company at their redemption value in the event of a change in control, as defined.

     The Company has accounted for the Series B and C as mandatorily redeemable preferred stock. Accordingly, the Company is accruing dividends and amortizing any discount over the redemption period with a charge to additional paid-in capital ("APIC"). The Company recorded a discount on the Series B at the time of its issuance for the estimated fair value of the warrants ($10.5 million). The Company valued the maximum amount of warrants that would be issued up to the mandatory redemption date of the Series B as of the acquisition date and December 31, 1997. The Company recorded the Series C on the date of acquisition of Alltel at $10.3 million (after adjustment for the 4,500 shares returned by AIS (Note 6)), which included a discount from its face amount of $5.2 million. The amount charged to APIC related to the Series B and C for the year ended December 31, 1997 was $4.1 million and $1.8 million, respectively.

     The Series B and Series C consist of the following (in thousands):

                                          DATE OF ISSUE                          DECEMBER 31, 1997
                              --------------------------------------   --------------------------------------
                              FACE VALUE   DISCOUNT   CARRYING VALUE   FACE VALUE   DISCOUNT   CARRYING VALUE
                              ----------   --------   --------------   ----------   --------   --------------
Series B....................   $30,000     $10,501       $19,499        $30,000      $6,476       $23,524
Series C....................    15,500       5,242        10,258         15,500       3,417        12,083
                               -------     -------       -------        -------      ------       -------
                               $45,500     $15,743       $29,757        $45,500      $9,893       $35,607
                               =======     =======       =======        =======      ======       =======

SERIES A CONVERTIBLE PREFERRED STOCK

     In May 1996, concurrent with entering into the Partners' licensing arrangement, the Company sold 1,000,000 shares of Series A Convertible Preferred Stock ("Series A") for $6.0 million to outside investors. The Series A was convertible on a one-to-one basis to shares of Common Stock of the Company at the discretion of the outside investors. The Series A had voting rights equivalent to Common Stock on an as converted basis and a liquidation preference of $6 per share. The Company did not declare or pay any dividends on Series A. In January 1997, the Company issued 1,478,097 shares of Series F Convertible Preferred Stock ("Series F") in exchange for the cancellation of Series A. The Company accounted for the transaction analogously to an extinguishment of debt with a related party and, accordingly, recorded a charge of $3.1 million to additional paid-in capital at the date of this transaction. In addition, the charge is recorded as an increase to net loss available to common shareholders in the accompanying statement of operations.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

5. SHAREHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED) SERIES D CONVERTIBLE PREFERRED STOCK

     In January 1997, the Company sold 4,981,289 shares of the Series D Convertible Preferred Stock ("Series D") for $62.5 million to private investors and issued 2,077,497 shares to AIS in connection with the acquisition of Alltel. Each share of Series D is convertible into one share of Common Stock. The Series D contains voting rights as if it were converted into Common Stock and has a liquidation preference of $12.55 per share plus any declared but unpaid dividends. The Series D is equivalent to Series E Convertible Preferred Stock ("Series E") with respect to liquidation preference and rank.

     Both the Series D and E rank junior to the Series B and C and senior to Series F. To date, the Company has not declared or paid any dividends on the Series D.

SERIES E CONVERTIBLE PREFERRED STOCK

     In January 1997, the Company sold 896,431 shares of Series E for $11.3 million. The Series E is non-voting and is identical to the Series D with respect to liquidation preference and rank. Each share of Series E is convertible into one share of Non-Voting Common Stock. To date, the Company has not declared or paid any dividends on the Series E.

SERIES F CONVERTIBLE PREFERRED STOCK

     As described above, in January 1997, 1,478,097 shares of Series F were issued in exchange for the cancellation of the outstanding shares of Series A. The Series F contains a liquidation preference of $6 per share. The Series F ranks junior to the Company's other classes of preferred stock with respect to liquidation preferences. Each share of Series F is convertible into one share of Common Stock. To date, the Company has not declared or paid any dividends on the Series F.

COMMON STOCK AND NON-VOTING COMMON STOCK

     Holders of Common Stock are entitled to one vote per share. Holders of Non-Voting Common Stock do not have voting rights other than as provided by statute.

UNDESIGNATED PREFERRED STOCK

     The Company has available for issuance, 1,000,000 shares of undesignated preferred stock (the "Undesignated Preferred"). The liquidation, voting, conversion and other related provisions of the Undesignated Preferred will be determined by the Board at the time of issuance. Currently, there are no outstanding shares.

6. ACQUISITIONS

     Effective January 24, 1997, Eclipsys completed the acquisition of Alltel. As consideration for this transaction, Eclipsys paid AIS $104.8 million cash, issued 15,500 (after consideration of the return of 4,500 shares by AIS in October 1997) shares of Series C valued at approximately $10.3 million and 2,077,497 shares of Series D valued at approximately $26.1 million. Concurrent with the acquisition, the Company and Alltel entered into the Management and Services Agreement ("MSA") whereby Alltel agreed to provide certain services to the Company and its customers together with certain non-compete provisions. In exchange, the Company agreed to pay Alltel $11.0 million in varying installments through December 2000. The obligation and equivalent corresponding asset were recorded at its net present value of $9.5 million at the date of signing. To finance the transaction, the Company sold, for $30.0 million, 30,000 shares of Series B and warrants to purchase up to 1,799,715 shares of Non-Voting Common Stock to private investors. Additionally, the Company sold 4,981,289 shares of Series D and 896,431 shares of Series E for total proceeds of $73.8 million.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

6. ACQUISITIONS (CONTINUED)
     The transaction was accounted for as a purchase and accordingly, the purchase price was allocated based on the fair value of the net assets acquired. The purchase price is composed of and allocated as follows (in thousands):

Cash, net of cash acquired..................................  $104,814
Issuance of Series D........................................    26,072
Issuance of Series C........................................    10,258
Transaction costs...........................................     2,008
Liabilities assumed.........................................    58,397
                                                              --------
                                                               201,549
                                                              --------
Current assets..............................................    31,803
Property and equipment......................................    12,242
Other assets................................................     3,148
Identifiable intangible assets:
     In-process research and development....................    92,201
     Acquired technology....................................    42,312
     Ongoing customer relationships.........................    10,846
                                                              --------
                                                               192,552
                                                              --------
Goodwill....................................................  $  8,997
                                                              ========

     The acquisition agreement contains certain provisions whereby the purchase price could be adjusted within twelve months from the acquisition date based on certain criteria defined in the agreement. Based on these provisions, in October 1997, AIS returned 4,500 shares of Series C to Eclipsys. In December 1997, the Company presented its final analysis to AIS of items for which, under the agreement, the Company believed it was entitled to consideration. In March 1998, the Company negotiated an agreement with AIS, which settled these issues related to any adjustments that could be made pursuant to the provisions in the acquisition agreement (Note 13). After accounting for this adjustment, the Company's total consideration paid for this acquisition was $201.5 million, including liabilities assumed, net of cash acquired.

     In connection with the recording of the acquisition of Alltel, the Company reduced the predecessor's reported deferred revenue by $7.3 million to the amount that reflects the estimated fair value of the contractual obligations assumed. This adjustment results from the Company's requirement, in accordance with generally accepted accounting principles, to record the fair value of the obligation assumed with respect to arrangements for which the related revenue was previously collected by the predecessor company. The Company's liability at acquisition includes its estimated costs in fulfilling those contract obligations.

     Effective June 26, 1997, the Company acquired all of the common stock of SDK in exchange for 499,997 shares of Common Stock valued at approximately $3.2 million, $2.2 million in cash and acquisition debt due to SDK shareholders totaling $7.6 million. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated based on the estimated fair value of the net assets acquired.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

6. ACQUISITIONS (CONTINUED)
     The purchase price is composed of and allocated as follows (in thousands):

Cash, net of cash acquired..................................  $ 2,161
Issuance of Common Stock....................................    3,248
SDK acquisition debt........................................    7,588
Liabilities assumed.........................................    3,514
                                                              -------
                                                               16,511
                                                              -------
Current assets..............................................    1,061
Property and equipment......................................      671
Other assets................................................       33
Identifiable intangible assets:
     In-process research and development....................    6,988
     Acquired technology....................................    3,205
                                                              -------
                                                               11,958
                                                              -------
Goodwill....................................................  $ 4,553
                                                              =======

     The Company is using the acquired in-process research and development to create new clinical, patient financial, access management and data warehousing products which will become part of its Sunrise product suite over the next several years. The Company anticipates that certain products will be generally released during 1998, with additional product releases in subsequent periods through 2001. It is management's expectation that the acquired in-process research and development will be successfully developed, however there can be no assurance that commercial viability of these products will be achieved. In the event that these products are not generally released in a timely manner, the Company may experience fluctuations in future earnings as a result of such delays.

     In connection with the Alltel and SDK acquisitions, the Company wrote off in-process research and development charges of $92.2 million and $7.0 million, respectively, related to the appraised values of certain in-process research and development acquired in these acquisitions.

     Unaudited pro forma results of operations for the years ended December 31, 1996 and 1997, as if the aforementioned acquisitions had occurred on January 1, 1996 is as follows (in thousands, except per share data):

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996       1997
                                                              --------   ---------
Revenues....................................................  $115,606   $ 103,786
Net loss....................................................    (5,696)   (132,159)
Basic and diluted loss per share............................  $  (1.62)  $  (37.39)

     Effective January 30, 1998, the Company acquired the net assets of Emtek for an aggregate purchase price of approximately $11.7 million, including 1,000,000 shares of Common Stock valued at $9.1 million and liabilities assumed of approximately $12.3 million. In addition, Motorola agreed to pay the Company $9.6 million in cash due within one year for working capital purposes.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

6. ACQUISITIONS (CONTINUED)
     The purchase price is composed of and allocated as follows:

Issuance of Common Stock....................................  $ 9,060
Receivable from Motorola....................................   (9,600)
Liabilities assumed.........................................   12,275
                                                              -------
                                                              $11,735
                                                              -------
Current assets..............................................    5,033
Property and equipment......................................    2,629
                                                              -------
                                                              $ 7,662
                                                              -------
Identifiable intangible assets (acquired technology)........  $ 4,073
                                                              =======

7. LONG-TERM DEBT

     Long-term debt consists of the following as of December 31, 1997 (in thousands):

Term Loan...................................................  $  9,000
SDK acquisition debt, interest payable quarterly at 9.5%,
  principal due in two annual installments of $3,794,
  commencing April 1998.....................................     7,588
                                                              --------
                                                                16,588
Less current portion........................................   (12,794)
                                                              --------
Long-term debt..............................................  $  3,794
                                                              ========

     In connection with the Alltel acquisition, the Company entered into a $30 million credit facility (the "Facility"). The Facility included a $10 million term loan (the "Term Loan") and a $20 million revolving credit facility (the "Revolver"). Borrowings under the Facility are secured by substantially all of the assets of the Company. The Term Loan was payable in varying quarterly installments through January 2000. As more fully discussed in Note 13, the Term Loan was repaid in full with the proceeds of the sale of Series G Convertible Preferred Stock in February 1998. As such, the entire balance of the Term Loan is classified as current in the accompanying financial statements.

     Borrowings under the Facility bear interest, at the Company's option, at
(i) LIBOR plus 1% to 3% or (ii) the higher of a) the banks prime lending rate or
b) the Federal Funds Rate plus 0.5%; plus 0% to 1.75%. The interest rates vary based on the Company's ratio of earnings to consolidated debt, as defined. At December 31, 1997, the Company's borrowing rate under the Facility was 6.85%. Under the terms of the Facility, the Company is required to maintain certain financial covenants related to consolidated debt to earnings, consolidated earnings to interest expense and consolidated debt to capital. In addition, the Company has limitations on the amounts of certain types of expenditures and is required to obtain certain approvals related to mergers and acquisitions, as defined. The Company was in compliance with all provisions of the Facility as of December 31, 1997.

     As of December 31, 1997, the Company has $20 million available for future borrowings under the Revolver. The Revolver expires on the third anniversary of the Facility. Under the terms of the Revolver, the Company pays an annual commitment fee of .375% for any unused balance, as defined. Additionally, the Company pays a fee of .125% for any Letters of Credit issued under the agreement. As of December 31, 1997, unused Letters of Credit totaling approximately $5.0 million were outstanding against

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

7. LONG-TERM DEBT (CONTINUED)
the Revolver. As discussed in Note 13, in May 1998 the Company increased its borrowings under the Revolver.

8. OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1996    1997
                                                              ----   -------
Accounts payable............................................  $120   $ 4,606
Accrued compensation and incentive..........................   237     7,847
Customer deposits...........................................    --     7,959
Payment due AIS under MSA...................................    --     2,000
Accrued acquisition costs...................................   501        --
Accrued interest............................................    --       672
Other.......................................................    24     8,066
                                                              ----   -------
                                                              $882   $31,150
                                                              ====   =======

9. INCOME TAXES

     The Company has no current or deferred income tax provision due to the net losses reported by the Company.

     A reconciliation of the federal statutory rate and the effective income tax rate follows (in thousands):

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Statutory federal income tax rate (34%).....................   $(500)    $(45,481)
SDK in-process research and development.....................      --        2,376
Meals and entertainment.....................................       8          460
State income taxes..........................................     (58)      (5,163)
Non-deductible amortization.................................      --          747
Valuation allowance.........................................     550       46,976
Other.......................................................      --           85
                                                               -----     --------
Income tax benefit (provision)..............................   $  --     $     --
                                                               =====     ========

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

9. INCOME TAXES (CONTINUED)
     The significant components of the Company's net deferred tax asset were as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Deferred tax assets:
Alltel in-process research and development..................   $  --     $ 34,969
Intangible assets...........................................      --        5,353
Deferred revenue............................................      --        3,990
Allowance for doubtful accounts.............................      --          660
Compensation related accrued liabilities....................      58          249
Accrued expenses............................................      --        3,569
Depreciation and amortization...............................      --        1,257
Net operating loss carryforwards............................     504        5,220
                                                               -----     --------
                                                                 562       55,267
                                                               -----     --------
Deferred tax liabilities:
  Capitalization of software development costs..............      --          604
  Depreciation and amortization.............................      12           --
  Other.....................................................      --           --
                                                               -----     --------
Net deferred tax asset......................................     550       54,663
                                                               -----     --------
Valuation allowance.........................................    (550)     (54,663)
                                                               -----     --------
                                                               $  --     $     --
                                                               =====     ========

     At December 31, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $20.1 million. The carryforwards expire in varying amounts through 2012.

     In addition, under the Tax Reform Act of 1986, the amounts of, and the benefits from, net operating loss carryforwards may be impaired or limited in certain circumstances. The Company experienced an ownership change as defined under Section 382 of the Internal Revenue Code in January, 1997. As a result of the ownership change, net operating loss carryforwards of approximately $1.5 million, which were incurred prior to the date of change, are subject to annual limitation on their future use. As of December 31, 1997, a valuation allowance has been established against the deferred tax assets which the Company does not believe are more likely than not to be realized. The future reduction of the valuation allowance, up to $7.2 million, will be reflected as a reduction of goodwill.

10. EMPLOYEE BENEFIT PLANS

STOCK OPTION PLAN

     In April 1996, the Board of Directors of the Company (the "Board") adopted the 1996 Stock Plan (the "1996 Stock Plan"). The 1996 Stock Plan, as amended, provides for grants of stock options, awards of Company stock free of any restrictions and opportunities to make direct purchases of restricted stock of the Company. The 1996 Stock Plan allows for the issuance of options or other awards to purchase up to 2,500,000 shares of Common Stock. Pursuant to the terms of the 1996 Stock Plan, a committee of the

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
Board is authorized to grant awards to employees and non employees and establish vesting terms. The options expire ten years from the date of grant. The following table summarizes activity under the Plan:

                                                     1996                         1997
                                           -------------------------   ---------------------------
                                                        WEIGHTED                      WEIGHTED
                                                         AVERAGE                       AVERAGE
                                           OPTIONS   EXERCISE PRICE     OPTIONS    EXERCISE PRICE
                                           -------   ---------------   ---------   ---------------
Outstanding at beginning of year.........       --        $ --           657,500        $ .11
  Granted................................  657,500         .11         1,309,889         6.52
  Exercised..............................                   --           (57,071)         .11
  Forfeited..............................                   --           (78,666)        4.81
                                           -------        ----         ---------        -----
Outstanding at end of year...............  657,500         .11         1,831,652         4.49
                                           -------        ----         ---------        -----
Options exercisable at end of year.......       --                       197,978
                                           -------                     ---------
Weighted average fair value of options
  granted during the year................                 $.45                          $1.75
                                                          ====                          =====

                                                   1996                             1997
                                      ------------------------------   ------------------------------
                                          WEIGHTED        WEIGHTED         WEIGHTED        WEIGHTED
                                      AVERAGE EXERCISE   FAIR MARKET   AVERAGE EXERCISE   FAIR MARKET
  OPTIONS GRANTED DURING THE YEAR          PRICE            VALUE           PRICE            VALUE
------------------------------------  ----------------   -----------   ----------------   -----------
Option price > fair market value            $.10            $  --           $6.73            $1.76
Option price = fair market value              --               --              --               --
Option price < fair market value             .15             1.39             .20             1.35

     During 1996 and 1997, pursuant to the 1996 Stock Plan, the Board issued 109,999 and 15,000 shares of Common Stock, respectively, to employees and nonemployees for services. Compensation expense of approximately $1,000 and $97,000 was recorded in 1996 and 1997, respectively, related to these transactions.

     In addition, during 1996 and 1997, the Company recorded compensation expense of $22,000 and $71,000, respectively, related the granting of certain stock options to employees with exercise prices below the estimated fair market value of the Common Stock at the date of grant.

     The Company has adopted the disclosure only provision of FAS 123. Had compensation cost for the Company's stock option grants described above been determined based on the fair value at the grant date for awards in 1996 and 1997 consistent with the provisions of FAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands, except share data):

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996       1997
                                                              --------   ---------
Net loss:
  As reported...............................................  $(2,953)   $(131,060)
  Pro forma.................................................   (2,954)    (131,324)
Basic and diluted net loss per share:
  As reported...............................................  $  (.98)   $  (39.73)
  Pro forma.................................................     (.98)      (39.80)

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1997, respectively: dividend yield of 0% for all years, risk-free interest rate of 5.90% and 6.06% and expected life of
5.0 years and 5.2 years. As a nonpublic entity, the Company used the minimum value method which does not incorporate a volatility assumption.

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                           OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                   ------------------------------------   ------------------------
                                                  WEIGHTED
                                                   AVERAGE     WEIGHTED                  WEIGHTED
                                     NUMBER       REMAINING    AVERAGE      NUMBER       AVERAGE
            RANGE OF               OUTSTANDING   CONTRACTUAL   EXERCISE   EXERCISABLE    EXERCISE
         EXERCISE PRICE            AT 12/31/97      LIFE        PRICE      12/31/97       PRICE
---------------------------------  -----------   -----------   --------   -----------   ----------
$0.10 to $0.20...................     621,929       8.36        $ .12       160,789       $ .11
$6.50 to $7.50...................   1,209,723       9.54        $6.74        37,189       $7.52

EMPLOYEE SAVINGS PLAN

     During 1997, the Company established a Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), whereby employees may contribute a percentage of their compensation, not to exceed the maximum amount allowable under the Code. At the discretion of the Board, the Company may elect to make matching contributions, as defined in the Plan. For the year end December 31, 1997, the Board authorized matching contributions totaling $780,000.

11. COMMITMENTS AND CONTINGENCIES

NONCANCELABLE OPERATING LEASES

     The Company leases its office space and certain equipment under noncancelable operating leases. Rental expense under operating leases was approximately $70,000 and $6.2 million for the years ended December 31, 1996 and 1997, respectively. Future minimum rental payments for noncancelable operating leases as of December 31, 1997 are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
1998........................................................  $ 5,801
1999........................................................    4,930
2000........................................................    2,616
2001........................................................    1,877
2002........................................................    1,632
Thereafter..................................................    4,575
                                                              -------
                                                              $21,431
                                                              =======

LITIGATION

     The Company is involved in litigation incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

12. RELATED PARTY TRANSACTIONS

     During 1997, the Company paid AIS $1.7 million for certain transition services provided by AIS related to accounting services, computer processing and other various activities.

     During 1997, Eclipsys paid a total of $348,000 to certain subsidiaries of AIS and Alltel Corporation related to the purchase of various goods and services.

     The Company leases office space from the former owner of SDK. During the year ended December 31, 1997 the Company paid $178,000 under this lease. The lease is noncancelable and expires in 2009.

     In 1997, the Company paid $336,000 to a charter company for the use of an aircraft for corporate purposes. The aircraft provided for the Company's use was leased by the charter company from a company owned by the Chairman of the Board, President and Chief Executive Officer of the Company (the "Chairman"). The Chairman's company received $219,000 for these transactions. The Chairman has no interest in the charter company. In the opinion of management, the Company believes that the terms of charters were comparable to rates that would be charged by unaffiliated parties.

     The Company has an employment agreement with the Chairman through May 1, 1999. Under the provisions of the agreement, the Chairman earns an annual salary of $150,000, subject to adjustment from time to time. The payment of amounts earned under the agreement were to be deferred until certain earnings were attained by the Company. During 1997, $66,000 was paid under the agreement. Effective January 1, 1998, the Chairman's annual salary was increased to $200,000.

13. SUBSEQUENT EVENTS

SHAREHOLDERS' EQUITY (DEFICIT)

     In January 1998, the Company amended its Certificate of Incorporation (the "Certificate"). Under the amended Certificate, the Company increased the number of authorized shares of Undesignated Preferred to 1,100,000 and created Series G Convertible Preferred Stock ("Series G"). There are 900,000 authorized shares of Series G. The Series G is convertible on a two-for-three basis to shares of Common Stock. The conversion rate is subject to adjustment in certain circumstances. The Series G has a liquidation preference of $10 per share. In the event of an involuntary liquidation of the Company, the Series G will participate on a pro rata basis with the Series D and E. In February 1998, the Company sold 900,000 shares of Series G to outside investors for total consideration of $9 million. The proceeds were utilized to repay the outstanding Term Loan balance.

     In addition, the Company amended the terms of (i) all of its convertible preferred stock to require that it automatically be converted into Common Stock or Non-Voting Common Stock, as applicable, upon a qualifying IPO and (ii) all of its Mandatorily Redeemable Preferred Stock to require that it be mandatorily redeemed upon a qualifying IPO.

     In June 1998, the Company effected a two-for-three reverse stock split of all Common Stock and Non-Voting Common Stock outstanding.

CREDIT FACILITY

     In March 1998, the Company borrowed $9.0 million under the Revolver to pay a portion of the AIS settlement, described herein.

     On May 29, 1998, the Company entered into an agreement to increase the available borrowings under the Revolver (Note 7) from $20.0 million to $50.0 million (unaudited).

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

13. SUBSEQUENT EVENTS (CONTINUED)
1998 STOCK INCENTIVE PLAN

     In January 1998, the Board adopted the 1998 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards or unrestricted stock awards. Under the provisions of the Incentive Plan, no options or other awards may be granted after April 2008. There are currently 4,333,333 shares of common stock reserved under the Incentive Plan, together with the 1996 Stock Plan and the 1998 Employee Stock Purchase Plan. Options granted under the Incentive Plan will be granted at the fair market value of the stock as of the date of grant.

1998 EMPLOYEE STOCK PURCHASE PLAN

     Under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") (implemented in April 1998), employees of the Company, including directors of the Company who are employees are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of Common Stock. The purchase price of such shares is the lower of 85% of the fair market value of the Common Stock on the day the offering commences and 85% of the fair market value of the Common Stock on the day the offering terminates. The first offering period under the Purchase Plan will not commence until after the completion of the Eclipsys IPO.

ALLTEL SETTLEMENT

     In the first quarter of 1998, the Company and AIS renegotiated, in two separate transactions, certain matters relating to the acquisition of Alltel. In one transaction, AIS returned to the Company, for cancellation, 11,000 shares of Series C in exchange for resolving certain open issues in connection with the Alltel acquisition, and the Company agreed, at AIS' option, to redeem the remaining 4,500 shares of Series C held by AIS for an aggregate price of $4.5 million at the time of the IPO and for a period of 30 days thereafter. The Company will use a portion of the net proceeds of the IPO to redeem the remaining Series C held by AIS. In the second transaction, the Company paid AIS an aggregate of $14.0 million in exchange for terminating all of the rights and obligations of both parties under the MSA. The Company recorded a charge of approximately $7.2 million related to the write-off of the MSA intangible asset. In addition, the Company recorded a reduction to goodwill of approximately $7.8 million related to the final settlement of certain issues related to the Alltel acquisition resulting in the return of the 11,000 shares of Series C.

SIMIONE INVESTMENT

     In April 1998, the Company made a strategic investment in Simione Central Holdings, Inc. ("Simione"), a publicly traded company, purchasing 420,000 shares of restricted common stock from certain stockholders of Simione for $5.6 million. At the time of the transaction, the common stock represented 4.9% of Simione's outstanding common stock. The Company accounts for its investment in these shares using the cost method.

     Concurrent with the investment, the Company and Simione entered into a remarketing agreement pursuant to which the Company has certain rights to distribute Simione software products.

14. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT ACCOUNTANTS

INITIAL PUBLIC OFFERING

     Effective August 6, 1998, the Company completed an initial public offering. Net proceeds from the offering were $66.0 million, including proceeds from the exercise of the underwriters' overallotment option.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998 (UNAUDITED) -- (CONTINUED)

14. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT ACCOUNTANTS (CONTINUED)
The Company used the net proceeds from the offering to redeem the outstanding shares of the Company's Mandatorily Redeemable Preferred Stock, repay the principal balance and accrued interest on acquisition related debt and to repay amounts outstanding under the Revolver. In connection with the redemption of the Mandatorily Redeemable Preferred Stock, the Company recorded an increase to net loss available to common shareholders of $10.9 million reflecting the difference between the carrying value and redemption value of the stock.

     Concurrent with the initial public offering, all Series of Convertible Preferred Stock were automatically converted into Common Stock or Non-Voting Common Stock.

TSI MERGER AGREEMENT

     On October 29, 1998, the Company entered into a merger agreement to acquire Transition Systems, Inc. ("TSI") for approximately $270.0 million in stock. Under the terms of the agreement, each share of TSI stock will be converted using a fixed exchange rate of .525 shares of the Company's stock, with no collar. The transaction, which is subject to regulatory as well as stockholder approval, is intended to be accounted for as a pooling of interests and is anticipated to close by the end of December 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of Eclipsys Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholder's deficit and of cash flows present fairly, in all material respects, the financial position of ALLTEL Healthcare Information Services, Inc. (the Company) (a Delaware corporation, wholly-owned by ALLTEL Information Services, Inc., an Arkansas corporation) and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended and for the period from January 1, 1997 through January 23, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 10, effective January 24, 1997, the Company was acquired by Eclipsys Corporation.

                                                      PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
June 27, 1997

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1995       1996
                                                              --------   --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,599   $  2,022
  Accounts receivable, net of allowance for doubtful
     accounts of $749 and $1,274 at December 31, 1995 and
     1996, respectively.....................................    29,435     29,713
  Inventory.................................................     2,081      1,576
  Deferred tax asset........................................     3,676      3,682
  Other current assets......................................       678        634
                                                              --------   --------
     Total current assets...................................    38,469     37,627
Property and equipment, net.................................    10,168     10,739
Purchased software, net of accumulated amortization of
  $2,985 and $4,453 at December 31, 1995 and 1996,
  respectively..............................................     4,098      2,882
Capitalized software development costs, net of accumulated
  amortization of $4,671 and $11,880 at December 31, 1995
  and 1996, respectively....................................    27,632     35,306
Intangible assets, net of accumulated amortization of $1,129
  and $2,101 at December 31, 1995 and 1996, respectively....     5,670      4,698
Other assets................................................     2,344      9,191
                                                              --------   --------
     Total assets...........................................  $ 88,381   $100,443
                                                              ========   ========
           LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
  Deferred revenue..........................................  $ 24,724   $ 26,807
  Other current liabilities.................................    17,668     20,378
                                                              --------   --------
     Total current liabilities..............................    42,392     47,185
Deferred revenue............................................    15,913     10,148
Other long-term liabilities.................................                1,250
Deferred income taxes.......................................     7,002      9,294
Intercompany payable to parent..............................    46,085     57,953
                                                              --------   --------
     Total liabilities......................................   111,392    125,830
Shareholder's deficit:
  Common stock, $.01 par value, 1,000 shares authorized,
     issued and outstanding.................................         1          1
  Additional paid-in capital................................    15,678     15,678
  Accumulated deficit.......................................   (38,236)   (40,432)
  Cumulative foreign currency translation adjustment........      (454)      (634)
                                                              --------   --------
     Total shareholder's deficit............................   (23,011)   (25,387)
                                                              --------   --------
          Total liabilities and shareholder's deficit.......  $ 88,381   $100,443
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                YEAR ENDED          PERIOD FROM
                                                               DECEMBER 31,       JANUARY 1, 1997
                                                            -------------------       THROUGH
                                                              1995       1996     JANUARY 23, 1997
                                                            --------   --------   ----------------
Revenues:
  Service and systems.....................................  $ 90,737   $ 99,213       $ 6,064
  Hardware................................................     9,377      9,587           122
                                                            --------   --------       -------
     Total revenues.......................................   100,114    108,800         6,186
                                                            --------   --------       -------
Costs and expenses:
  Cost of service and systems revenues....................    53,385     63,572         4,277
  Cost of hardware revenues...............................     7,950      7,911           104
  Marketing and sales.....................................    11,128     11,091           660
  Research and development................................     8,522     10,271           794
  General and administrative..............................     8,168      7,101           621
  Depreciation and amortization...........................     6,735      8,135           568
                                                            --------   --------       -------
     Total costs and expenses.............................    95,888    108,081         7,024
                                                            --------   --------       -------
Income (loss) from operations.............................     4,226        719          (838)
Interest expense, net.....................................    (2,733)    (3,758)         (379)
                                                            --------   --------       -------
Income (loss) before income taxes.........................     1,493     (3,039)       (1,217)
Income tax benefit (provision)............................      (887)       843           437
                                                            --------   --------       -------
Net income (loss).........................................  $    606   $ (2,196)      $  (780)
                                                            ========   ========       =======

   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S DEFICIT
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                     EQUITY
                                                                                   ADJUSTMENT
                                                                                      FROM
                                       COMMON STOCK     ADDITIONAL                   FOREIGN
                                      ---------------    PAID-IN     ACCUMULATED    CURRENCY
                                      SHARES   AMOUNT    CAPITAL       DEFICIT     TRANSLATION    TOTAL
                                      ------   ------   ----------   -----------   -----------   --------
Balance at December 31, 1994........  1,000      $1      $15,678      $(38,842)       $(470)     $(23,633)
Net income..........................                                       606                        606
Foreign translation adjustment......                                                     16            16
                                      -----      --      -------      --------        -----      --------
Balance at December 31, 1995........  1,000       1       15,678       (38,236)        (454)      (23,011)
Net loss............................                                    (2,196)                    (2,196)
Foreign translation adjustment......                                                   (180)         (180)
                                      -----      --      -------      --------        -----      --------
Balance at December 31, 1996........  1,000       1       15,678       (40,432)        (634)      (25,387)
Net loss............................                                      (780)                      (780)
Foreign translation adjustment......                                                      3             3
                                      -----      --      -------      --------        -----      --------
Balance at January 23, 1997.........  1,000      $1      $15,678      $(41,212)       $(631)     $(26,164)
                                      =====      ==      =======      ========        =====      ========

   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED          PERIOD FROM
                                                               DECEMBER 31,       JANUARY 1, 1997
                                                            -------------------       THROUGH
                                                              1995       1996     JANUARY 23, 1997
                                                            --------   --------   ----------------
Operating activities:
  Net income (loss).......................................  $    606   $ (2,196)      $  (780)
                                                            --------   --------       -------
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization........................    13,205     15,344           945
     Deferred income taxes................................     6,040      2,286           (52)
     Changes in assets and liabilities
       Accounts receivable................................    (6,574)      (278)          325
       Inventory..........................................       566        505            55
       Other current assets...............................       (74)        44            10
       Deferred revenue...................................     1,090     (3,682)        1,951
       Other current liabilities..........................       906      2,710         2,351
       Other long term liabilities........................        --      1,250        (1,250)
       Other assets.......................................       162        (43)          (81)
                                                            --------   --------       -------
          Total adjustments...............................    15,321     18,136         4,254
                                                            --------   --------       -------
            Net cash provided by operating activities.....    15,927     15,940         3,474
                                                            --------   --------       -------
Investing activities:
  Purchase of property, equipment and software............    (7,716)    (9,231)         (323)
  Capitalized software development costs..................   (12,905)   (12,170)         (661)
  Changes in other assets.................................        96     (6,804)           27
                                                            --------   --------       -------
     Net cash used in investing activities................   (20,525)   (28,205)         (957)
                                                            --------   --------       -------
Financing activities:
  Net change in intercompany payable to parent............     5,509     11,868        (1,855)
                                                            --------   --------       -------
Effect of exchange rate changes on cash and cash
  equivalents.............................................        16       (180)            3
                                                            --------   --------       -------
Net (decrease) increase in cash and cash equivalents......       927       (577)          665
Cash and cash equivalents, beginning of year..............     1,672      2,599         2,022
                                                            --------   --------       -------
Cash and cash equivalents, end of year....................  $  2,599   $  2,022       $ 2,687
                                                            ========   ========       =======

   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     Alltel Healthcare Information Services, Inc. ("AHIS") and its subsidiaries (collectively, the "Company") are engaged in one business segment primarily providing enterprise-wide clinical, patient care and financial software solutions, as well as outsourcing, remote processing, networking technologies and other services to healthcare organizations throughout the United States and Western Europe.

     The Company is a wholly owned subsidiary of Alltel Information Services, Inc. ("AIS") which is a wholly owned subsidiary of Alltel Corporation ("Alltel").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of AHIS and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

FINANCIAL STATEMENT PRESENTATION

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

     The consolidated statements of operations include all revenues and costs directly attributable to the operations of AHIS, including the costs of facilities, administration, and other various costs. As more fully described in Notes 8 and 11, certain costs related to interest, benefits, and other costs were allocated to AHIS based on usage and other defined criteria.

     All of the allocations utilized in the consolidated financial statements are based on assumptions that AHIS management believes are reasonable under the circumstances. However, these allocations are not necessarily indicative of the costs which would have resulted had AHIS been a separate entity.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

     The Company's products are sold to customers based on contractual agreements. Revenues are derived from the licensing of computer software, the sale of computer hardware, hardware and software maintenance, remote processing and outsourcing, training, implementation assistance, custom development, and consulting.

SERVICE AND SYSTEMS

     Revenues from software license fees are recognized using the percentage-of-completion method for contracts in which the Company is required to make significant production, modification, or customization changes over the implementation period of the contracts based on implementation hours incurred. Other software license fees are generally recognized on a monthly basis over the term of the licensing and maintenance agreements which are generally five years. Remote processing and outsourcing services are

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) marketed under long-term agreements generally over periods from five to seven years and revenues are recognized monthly as the work is performed. Software maintenance fees are marketed under annual and multiyear agreements and are recognized ratably over the term of the agreements. Implementation revenues are recognized as the services are performed or on a percentage-of-completion basis for fixed fee arrangements. Hardware maintenance revenues are billed and recognized monthly over the term of the agreements. Revenues related to other support services, such as training, consulting, and custom development, are recognized when the services are performed.

     The Company warrants its products will perform in accordance with specifications as outlined in the respective customer contracts. The Company records a reserve for warranty costs at the time it recognizes revenue. Historically, warranty costs have been minimal.

     The Company accrues for product returns at the time it recognizes revenue, based on actual experience. Historically, product return costs have been minimal.

HARDWARE SALES

     Hardware sales are recognized upon shipment of the product to the customer.

UNBILLED ACCOUNTS RECEIVABLE

     Unbilled accounts receivable represent amounts owed to the Company under noncancelable agreements for software license fees with extended payment terms and computer hardware purchases which have been financed over extended payment terms. The current portion of unbilled accounts receivable of $4,883,000 and $3,245,000 as of December 31, 1995 and 1996, respectively, is included in accounts receivable in the accompanying financial statements. The non-current portion of unbilled accounts receivable of $2,109,000 and $2,151,000 as of December 31, 1995 and 1996, respectively, is included in other assets in the accompanying financial statements. The non-current portion of unbilled accounts receivable provides for payment terms that generally range from three to five years and carry annual interest rates ranging from 7% to 10%. The Company recognizes revenue in advance of billings under certain of its non-cancelable long-term contracts that contain extended payment terms. The Company does not have any obligation to refund any portion of its fees and has a history of enforcement and collection of amounts due under such arrangements. Payments owed under contracts with extended payment terms are due in accordance with the terms of the respective contract. Historically, the Company has had minimal write-offs of amounts due under such arrangements.

     Additionally, included in unbilled accounts receivable are costs and earnings in excess of billings related to certain software license fee arrangements which are being recognized on a percentage-of-completion basis. These amounts totaled approximately $1,572,000 and $1,240,000 as of December 31, 1995 and 1996, respectively.

INVENTORY

     Inventory consists of computer parts and peripherals and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated at the foreign exchange rate in effect at the balance sheet date, while revenues and expenses for the year are translated at the average exchange rate in effect during the year. Translation gains and losses are not included in

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) determining net income or loss but are accumulated and reported as a separate component of shareholder's deficit. The Company has not entered into any hedging contracts during the two year period ended December 31, 1996.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to ten years. Computer equipment is depreciated over useful lives which range from two to five years. Office furniture and equipment is depreciated over two to ten years. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the remaining term of the lease. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Expenditures for repairs and maintenance not considered to substantially lengthen the property lives are charged to expense as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes a portion of the internal computer software development costs incurred. Salaries, overhead, and other related costs incurred in connection with programming and testing software products are capitalized subsequent to establishing technological feasibility. Management monitors the net realizable value of all capitalized software development costs to ensure that the investment will be recovered through margins from future sales. These costs are amortized utilizing the straight-line method over periods of 36-60 months. Capitalized costs related to software development were approximately $12,905,000 and $12,170,000, for the years ended December 31, 1995 and 1996, respectively and $750,000 for the period from January 1, 1997 through January 23, 1997. Amortization of capitalized software development costs amounted to approximately $6,470,000 and $7,209,000 for the years ended December 31, 1995 and 1996, respectively, and $377,000 for the period from January 1, 1997 through January 23, 1997 and is included in operating expenses in the accompanying statements of operations.

INTANGIBLE ASSETS

     The intangible assets arose from the acquisition of Medical Data Technology, Inc. (see Note 5), are stated at cost less accumulated amortization, and consist of contracts and the excess of cost over fair value of net assets acquired. The intangible assets are being amortized using the straight-line method over seven years.

     The carrying value of the excess of cost over fair value of net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. This review indicates if the asset will not be recoverable as determined based on future expected cash flows. Based on its review, the Company does not believe that an impairment of its excess of cost over fair value of net assets acquired has occurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and other current liabilities approximate fair value. The carrying amount of the intercompany payable to parent balance approximates fair value based on current rates of interest available to Alltel, and accordingly, the Company, for loans of similar maturities.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995 and 1996 (in thousands):

                                                                1995          1996
                                                              --------      --------
Computer equipment..........................................  $ 21,106      $ 25,093
Office furniture and equipment..............................     2,815         4,198
Leasehold improvements and other............................     2,407         3,461
                                                              --------      --------
                                                                26,328        32,752
Less: Accumulated depreciation and amortization.............   (16,160)      (22,013)
                                                              --------      --------
                                                              $ 10,168      $ 10,739
                                                              ========      ========

4. OTHER ASSETS

     During 1996, the Company entered into a marketing agreement with Integrated Medical Networks, Inc. ("IMN") for the marketing rights of certain software which will provide financial and managed care applications for entities within the healthcare industry. Under the terms of the agreement, IMN will perform significant enhancements to existing technology over a three year period. AHIS will retain worldwide, perpetual marketing rights, as defined, for the resulting technology. For the year ended December 31, 1996, AHIS made payments totaling approximately $5,811,000 under this agreement and is included in other assets in the accompanying financial statements. As discussed in Note 12, this agreement and related asset was transferred to Alltel in conjunction with the sale of the Company.

5. OTHER CURRENT LIABILITIES

     Included in other current liabilities were the following as of December 31, 1995 and 1996 (in thousands):

                                                               1995         1996
                                                              -------      -------
Accrued compensation and incentives.........................  $ 6,434      $ 6,603
Accrued hardware costs......................................    3,700        3,326
Accrued royalty costs.......................................    1,045          648
Current portion of long-term debt...........................      260           86
Other.......................................................    6,229        9,715
                                                              -------      -------
                                                              $17,668      $20,378
                                                              =======      =======

6. INCOME TAXES

     The Company files its income tax return with AIS which files as part of the consolidated Alltel group. Income tax expense and related balances shown in the accompanying financial statements have been determined as if the Company filed its tax return on a separate company basis.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

6. INCOME TAXES (CONTINUED)
     The income tax benefit (provision) consists of the following (in thousands):

                                                                               PERIOD ENDED
                                                    1995         1996        JANUARY 23, 1997
                                                   -------      -------      ----------------
Current
  Federal........................................  $ 4,123      $ 2,503            $ --
  State and other................................    1,030          626              --
                                                   -------      -------            ----
Deferred.........................................    5,153        3,129              --
                                                   -------      -------            ----
  Federal........................................   (4,833)      (1,829)            377
  State and other................................   (1,207)        (457)             69
                                                   -------      -------            ----
                                                    (6,040)      (2,286)            446
                                                   -------      -------            ----
                                                   $  (887)     $   843            $446
                                                   =======      =======            ====

     A reconciliation of the federal statutory rate and the effective income tax rate follows (in thousands):

                                                                                 PERIOD ENDED
                                                  1995           1996          JANUARY 23, 1997
                                                  -----         ------         ----------------
Statutory federal income tax rate (34%).........  $(508)        $1,033               $413
  Meals and entertainment.......................   (128)          (164)               (14)
  State income taxes............................   (141)            76                 46
  Non-deductible amortization...................    (91)          (101)                (8)
  Other.........................................    (19)            (1)                --
                                                  -----         ------               ----
  Income tax benefit (provision)................  $(887)        $  843               $437
                                                  =====         ======               ====

     The significant components of the Company's net deferred tax liability were as follows (in thousands):

                                                                1995          1996
                                                              --------      --------
Deferred tax assets
  Deferred revenue..........................................  $  4,009      $  3,596
  Inventory and accounts receivable allowances..............       710           846
  Compensation related accrued expenses.....................       584           806
  Accrued expenses..........................................     1,627         1,624
  Deferred rent.............................................       660           484
  Other.....................................................     1,949           844
                                                              --------      --------
                                                                 9,539         8,200
                                                              --------      --------
Deferred tax liabilities
  Capitalization of software development costs..............   (10,298)      (11,475)
  Depreciation..............................................    (1,039)         (856)
  Other.....................................................    (1,528)       (1,481)
                                                              --------      --------
                                                               (12,865)      (13,812)
                                                              --------      --------
Net deferred tax liability..................................  $ (3,326)     $ (5,612)
                                                              ========      ========

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

7. EMPLOYEE BENEFIT PLANS

     Effective January 1, 1995, through Alltel, employees of the Company may participate in a noncontributory, trusteed profit-sharing plan which covers substantially all employees who meet certain length-of-service requirements. Company contributions are determined annually by the Board of Directors of Alltel. Contributions to the plan approximated $1,516,000 and $1,781,000 for the years ended December 31, 1995 and 1996, respectively. During 1994, the Company maintained a defined contribution profit-sharing plan. This plan was merged into the Alltel trusteed thrift plan, discussed below during 1995.

     Also, effective January 1, 1995, through Alltel, substantially all employees of the Company may participate in the Alltel trusteed thrift plan. Employees may contribute up to 10% of the employee's salary and the employer's matching contribution is the lesser of 25% of the employee's contribution or 1.5% of the employee's salary. The trusteed thrift plan is intended to meet all requirements of qualifications under Section 401(k) of the Internal Revenue Code. Company contributions to the trusteed thrift plan were approximately $412,000 and $452,000 for the years ended December 31, 1995 and 1996, respectively.

     During 1995, employees of the Company became eligible to participate in the AIS Employee Stock Purchase Plan (the "ESPP") which has reserved for issuance 1,000,000 shares of Alltel common stock. The ESPP provides for the purchase of shares of common stock by employees through payroll deductions which may not exceed five percent of employee compensation, as defined. The employee contributes 85% of the prevailing market price of the shares, which are purchased on the open market. The remaining 15% is expensed by the Company in the period the contribution is made. Company contributions to the ESPP were approximately $104,000 and $48,000 for the years ended December 31, 1995 and 1996, respectively. On June 30, 1996, the ESPP was terminated.

     During 1995, the employees of the Company became eligible to participate in various benefit plans which were administered by Alltel. In addition to the trusteed profit-sharing plan and trusteed thrift plan, employees were also eligible to participate in certain benefit plans including group medical, dental and other various plans. Total expenses related to these plans were approximately $2,196,000 and $2,328,000 for the years ended December 31, 1995 and 1996, respectively and $194,000 for the period from January 1, 1997 through January 23, 1997.

8. COMMITMENTS AND CONTINGENCIES

NONCANCELABLE OPERATING LEASES

     The Company leases offices and certain equipment under noncancelable operating leases. Rental expense under operating leases was approximately $7,014,000 and $5,531,000 for the years ended December 31, 1995 and 1996, respectively, and $461,000 for the period from January 1, 1997 through January 23, 1997. Future minimum rental payments for noncancelable operating leases as of December 31, 1996 are as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
     1997...................................................  $ 4,877
     1998...................................................    4,818
     1999...................................................    3,625
     2000...................................................    1,535
     2001...................................................    1,414
     Thereafter.............................................    1,798
                                                              -------
                                                              $18,067
                                                              =======

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
LITIGATION

     The Company is involved in litigation incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

9. RELATED PARTY TRANSACTIONS

     The intercompany payable to parent balance represents amounts owed to Alltel related to cash disbursements and receipts activity and certain other transactions. All vendor related invoices are charged to this account at the time an invoice is processed and, consequently, the accompanying financial statements do not reflect an accounts payable balance. The intercompany balance is reduced upon the posting of cash receipts. Intercompany interest of approximately $2,833,000 and $3,858,000 for the years ended December 31, 1995 and 1996, respectively, and $379,000 for the period from January 1, 1997 through January 23, 1997 was charged to this account at interest rates which ranged from 3.5% to 8.0% which represented the incremental borrowing rates of Alltel. As more fully discussed in Note 12, the intercompany payable balance was converted to equity on January 24, 1997 in connection with the sale of the Company.

     For the years ended December 31, 1995 and 1996, Alltel charged the Company approximately $2,277,000 and $2,100,000, respectively, and $175,000 for the period January 1, 1997 through January 24, 1997 for costs related to providing certain data center charges in conjunction with an outsourcing contract between the Company and one of its customers.

     During 1995 and 1996, legal services and external fees were provided and paid by Alltel. These costs were approximately $1,869,000 and $964,000 for the years ended December 31, 1995 and 1996, respectively, and are reflected in general and administrative expenses in the accompanying financial statements.

     During 1996 certain administrative services were performed by AIS, the cost of which was estimated to be approximately $585,000 and is reflected in general and administrative expenses in the accompanying financial statements. Prior to 1996, these functions were performed directly by employees of the Company and, accordingly, the related costs are reflected in the accompanying financial statements.

10. SUBSEQUENT EVENT

     On January 24, 1997, the Company was purchased by Eclipsys Corporation (formerly Integrated Healthcare Solutions, Inc.) for cash and other consideration totaling approximately $201,500,000, including liabilities assumed. Pursuant to the acquisition agreement, Alltel will retain the rights to certain assets of the Company. These assets include the IMN marketing rights (Note 4) with a balance of approximately $5,811,000 as of December 31, 1996 and one of the Company's software products with related net capitalized software costs as of December 31, 1996 of approximately $6,543,000.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
SDK Healthcare Information Systems:

     We have audited the accompanying balance sheets of SDK Healthcare Information Systems as of April 30, 1997 and 1996, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SDK Healthcare Information Systems at April 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Boston, Massachusetts
June 12, 1997 (except for note 10 which is as of June 26, 1997)

                       SDK HEALTHCARE INFORMATION SYSTEMS
                                 BALANCE SHEETS
                            APRIL 30, 1997 AND 1996

                                                                 1997         1996
                                                              ----------   ----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  674,047   $  384,920
  Accounts receivable, trade, less allowance for doubtful
     accounts of $148,522 in 1997 and 1996 (note 9).........   1,038,868    1,314,429
  Revenue in excess of billings.............................     230,456      473,264
  Current portion of notes receivable.......................      72,236       85,836
  Prepaid expenses..........................................      14,480       13,998
                                                              ----------   ----------
          Total current assets..............................   2,030,087    2,272,447
                                                              ----------   ----------
Property, plant and equipment (notes 3 and 5)...............   5,268,787    5,210,881
  Less accumulated depreciation and amortization............   4,444,571    4,236,990
                                                              ----------   ----------
     Net property, plant and equipment......................     824,216      973,891
                                                              ----------   ----------
Software production costs, net (note 2c)....................     780,829      719,367
Notes receivable, net of current portion....................      14,264       86,500
Other assets................................................      32,766       32,356
                                                              ----------   ----------
          Total assets......................................  $3,682,162   $4,084,561
                                                              ==========   ==========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current capital lease obligation, building (note 5).......  $  182,499   $  149,705
  Accounts payable..........................................     285,665      310,275
  Accrued expenses..........................................     332,951      295,467
  Income taxes payable......................................     164,703      232,504
Deferred revenue............................................     525,186      263,320
Deferred income taxes (note 6)..............................      60,236       47,344
                                                              ----------   ----------
          Total current liabilities.........................   1,551,240    1,298,615
                                                              ----------   ----------
Capital lease obligation, building, excluding current
  installment (note 5)......................................     264,035      446,534
Deferred income taxes (note 6)..............................     144,210      279,001
                                                              ----------   ----------
          Total liabilities.................................   1,959,485    2,024,150
                                                              ----------   ----------
Stockholders' equity (note 7):
  Preferred stock, $6 noncumulative, no par. Authorized,
     issued and outstanding 2,500 shares ($100 per share
     liquidation preference)................................     250,000      250,000
  Common stock, voting, no par. Authorized 10,000; issued
     and outstanding 5,000 shares...........................      10,000       10,000
  Common stock, nonvoting, $.01 par. Authorized 700,000
     shares; issued and outstanding 505,500 shares..........       5,055        5,055
  Additional paid-in capital................................      52,046       52,046
  Retained earnings.........................................   1,405,576    1,743,310
                                                              ----------   ----------
          Total stockholders' equity........................   1,722,677    2,060,411
                                                              ----------   ----------
               Total liabilities and stockholders' equity...  $3,682,162   $4,084,561
                                                              ==========   ==========

                See accompanying notes to financial statements.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                      YEARS ENDED APRIL 30, 1997 AND 1996

                                                                 1997         1996
                                                              ----------   ----------
Revenues (note 9)...........................................  $6,801,412   $9,545,114
Operating expenses:
  Cost of revenues..........................................   4,624,029    5,775,035
  Sales and marketing.......................................     916,891    1,013,875
  General and administrative................................   1,334,808    1,270,825
  Research and development..................................     308,570      378,574
                                                              ----------   ----------
     Total operating expenses...............................   7,184,298    8,438,309
                                                              ----------   ----------
     Income (loss) from operations..........................    (382,886)   1,106,805
                                                              ----------   ----------
Other (income) expense:
  Interest income...........................................     (24,825)     (14,077)
  Interest expense -- capital leases........................     105,871      132,773
  Interest expense -- other.................................         866        8,144
                                                              ----------   ----------
     Total other expense....................................      81,912      126,840
                                                              ----------   ----------
     Income (loss) before income taxes......................    (464,798)     979,965
                                                              ----------   ----------
Income tax expense (benefit) (note 6):
  Current...................................................      (5,165)     287,315
  Deferred..................................................    (121,899)     119,867
                                                              ----------   ----------
                                                                (127,064)     407,182
                                                              ----------   ----------
     Net income (loss)......................................    (337,734)     572,783
Retained earnings at beginning of year......................   1,743,310    1,170,527
                                                              ----------   ----------
Retained earnings at end of year............................  $1,405,576   $1,743,310
                                                              ==========   ==========
Earnings (loss) per common share............................  $     (.66)  $     1.12
                                                              ==========   ==========
Weighted average common shares outstanding..................     510,500      510,500
                                                              ==========   ==========

                See accompanying notes to financial statements.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                            STATEMENTS OF CASH FLOWS
                      YEARS ENDED APRIL 30, 1997 AND 1996

                                                                1997         1996
                                                              ---------   ----------
Cash flows from operating activities:
  Net income (loss).........................................  $(337,734)  $  572,783
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    609,405      644,518
     Recovery of losses on accounts receivable..............         --      (20,971)
     Deferred income taxes..................................   (121,899)      86,855
     Changes in operating assets and liabilities:
       Accounts receivable, trade...........................    275,561      400,350
       Prepaid expenses.....................................       (482)          72
       Other current assets.................................    242,808     (445,347)
       Accounts payable.....................................    (24,610)    (159,748)
       Accrued expenses.....................................     37,484       36,312
       Income taxes payable.................................    (67,801)     232,504
       Deferred revenue.....................................    261,866       85,350
                                                              ---------   ----------
          Net cash provided by operating activities.........    874,598    1,432,678
                                                              ---------   ----------
Cash flows from investing activities:
  Additions to property, plant and equipment................    (65,737)    (155,817)
  Additions to software production costs....................   (455,455)    (448,031)
  Other assets..............................................       (410)        (988)
                                                              ---------   ----------
          Net cash used for investing activities............   (521,602)    (604,836)
                                                              ---------   ----------
Cash flows from financing activities:
  Net repayments under line-of-credit agreement.............         --     (633,114)
  Payments on obligations under capital leases..............   (149,705)    (122,803)
  Decrease in notes receivable..............................     85,836       86,491
                                                              ---------   ----------
          Net cash used for financing activities............    (63,869)    (669,426)
                                                              ---------   ----------
Net increase in cash and cash equivalents...................    289,127      158,416
Cash and cash equivalents at beginning of year..............    384,920      226,504
                                                              ---------   ----------
Cash and cash equivalents at end of year....................  $ 674,047   $  384,920
                                                              =========   ==========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $ 106,737   $  140,917
                                                              =========   ==========
     Income taxes...........................................  $  19,725   $   88,118
                                                              =========   ==========

                See accompanying notes to financial statements.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                         NOTES TO FINANCIAL STATEMENTS
                            APRIL 30, 1997 AND 1996

(1) NATURE OF BUSINESS

     The Company designs, markets, installs and supports a totally integrated Patient Financial Management System. This turnkey software solution provides single facility and multi-entity organizations with the ability to track and process billing for traditional and managed care patients from initial patient scheduling through final account resolution. The Company additionally offers complete installation and training services, as well as facilities management and remote processing from its corporate based data center. The Company does business as SDK Healthcare Information Systems; however, its legal name is SDK Medical Computer Services Corporation. The Company has offices in Boston, Massachusetts (corporate headquarters) and Albany, New York.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Revenue Recognition

     Revenue from software licensing fees is recognized: (a) upon delivery of the software, if no significant obligations remain; (b) when the software has been delivered and the obligations have been performed, if significant obligations are required; and (c) under the percentage-of-completion method of accounting, if significant production, modification or customization of the software is required.

     The Company recognizes service revenue from its remote data processing services upon delivery of the service.

     Revenues from maintenance agreements are recognized over the term of the agreement. Advance billings to customers are recorded as deferred revenue until earned. The Company recognizes revenues from hardware sales upon shipment of the hardware.

  (b) Property, Plant and Equipment

     Property, plant and equipment is stated at cost. Property under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease.

     Depreciation on property, plant and equipment is calculated using straight-line and accelerated methods over the estimated useful lives of the assets. Property held under capital lease and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset.

     In accordance with Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

  (c) Software Production Costs

     The Company capitalizes the costs of producing software product masters, which include coding and testing. Direct costs of establishing technological feasibility (planning and designing, including detailed program design) are charged to research and development expense as incurred.

     The total amount of software production costs capitalized during fiscal 1997 and 1996 amounted to $445,455 and $448,031, respectively. Such costs are amortized on a product-by-product basis at the greater of the amount computed using (a) the ratio that current revenues for the product bear to the total of current and anticipated future revenues for that product or (b) the straight-line method over the estimated

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) economic life of the product, generally three years. The recoverability of such costs is reviewed on an ongoing basis. Amortization totaled $393,993 and $450,251 for 1997 and 1996, respectively.

  (d) Research and Development Costs

     Research and development costs are charged to operations as incurred. For the years ended April 30, 1997 and 1996, research and development costs incurred were $308,570 and $378,574, respectively.

  (e) Cash and Cash Equivalents

     For purposes of the statement of cash flows, all highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

  (f) Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (h) Fair Value of Financial Instruments

     Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and notes payable. The carrying amount of these financial instruments approximates their fair value.

  (i) Earnings per share

     Net income (loss) per share is computed based on the weighted average number of equivalent shares of the Company's common stock outstanding during each period. Fully diluted net income (loss) per share is not significantly different from primary net income (loss) per share amounts.

  (j) Reclassifications

     Certain reclassifications were made to the 1996 financial statements to conform to the 1997 presentation.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(3) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at April 30:

                                                                 1997         1996
                                                              ----------   ----------
Land and buildings..........................................  $1,101,702   $1,101,702
Building improvements.......................................     730,370      730,370
Equipment...................................................   3,113,776    3,071,653
Furniture and fixtures......................................     236,263      220,480
Motor vehicles..............................................      86,676       86,676
                                                              ----------   ----------
                                                              $5,268,787   $5,210,881
                                                              ==========   ==========

(4) FINANCING ARRANGEMENT

     The Company has available a bank line-of-credit which provides for unsecured borrowings of up to $1,250,000. There were no borrowings outstanding at April 30, 1997 or 1996. Interest is payable monthly at an annual rate equal to the prime rate plus .75%. At April 30, 1997 and 1996, this rate was 8.5% and 9.0%, respectively.

(5) LEASE OBLIGATIONS

     The Company leases its principal operating facilities from a trust, the beneficiaries of which are certain stockholders of the Company. The original lease, entered into in June 1984, called for expiration in July 1989 and allowed for renewal of three five-year terms. In April 1990, the lease was revised to extend the expiration date through July 1999 and reduce the monthly rental payments. In addition to the basic annual rent, as adjusted for changes in the Consumer Price Index, the Company is obligated to pay all real estate taxes. The lease has been accounted for as a capital lease.

     The Company leased computer equipment under capital leases which expired at various dates through 1996. The Company also leases equipment under leases expiring through 1999, which have been accounted for as operating leases.

     The present value of future minimum capital lease payments and the future minimum lease payments under noncancelable operating leases as of April 30, 1997, are as follows:

                                                               CAPITAL    OPERATING
                                                               LEASES      LEASES
                                                              ---------   ---------
Year ending April 30:
  1998......................................................  $ 255,576    $26,270
  1999......................................................    255,576      3,160
  2000......................................................     42,596         --
                                                              ---------    -------
     Minimum future lease payments..........................    553,748    $29,430
                                                                           =======
Less amounts representing interest..........................   (107,214)
                                                              ---------
     Present value of minimum future lease payments.........    446,534
Less current installments...................................   (182,499)
                                                              ---------
     Obligations under capital leases, excluding current
       installments.........................................  $ 264,035
                                                              =========

     Rent expense under operating leases amounted to $33,787 in 1997 and $61,825 in 1996.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(5) LEASE OBLIGATIONS (CONTINUED)
     The related assets and accumulated amortization thereon under capital lease obligations are included in property, plant and equipment at April 30, 1997, as follows:

Building....................................................  $ 1,101,702
Equipment...................................................      148,157
                                                              -----------
                                                                1,249,859
Less accumulated amortization...............................   (1,087,775)
                                                              -----------
                                                              $   162,084
                                                              ===========

(6) INCOME TAXES

     Income tax expense (benefit) consists of the following at April 30:

                                                      CURRENT    DEFERRED      TOTAL
                                                      --------   ---------   ---------
1997:
  Federal...........................................  $  3,668   $ (93,221)  $ (89,553)
  State.............................................    (8,833)    (28,678)    (37,511)
                                                      --------   ---------   ---------
                                                      $ (5,165)  $(121,899)  $(127,064)
                                                      ========   =========   =========
1996:
  Federal...........................................  $195,370   $ 117,104   $ 312,474
  State.............................................    91,945       2,763      94,708
                                                      --------   ---------   ---------
                                                      $287,315   $ 119,867   $ 407,182
                                                      ========   =========   =========

     Total income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

                                                                1997        1996
                                                              ---------   --------
Computed "expected" tax expense (benefit)...................  $(136,611)  $333,188
State and local income taxes (benefit), net of federal tax
  benefit...................................................    (23,539)    62,507
Research and development credit.............................         --         --
Nondeductible expenses......................................      8,968      5,765
Other.......................................................     24,118      5,722
                                                              ---------   --------
                                                              $(127,064)  $407,182
                                                              =========   ========

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(6) INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30 are presented below:

                                                                1997        1996
                                                              ---------   ---------
Current deferred tax assets (liabilities):
  Deferred revenues.........................................  $  16,315   $  45,634
  Accounts receivable due to allowance for doubtful
     accounts...............................................     59,810      45,716
  Cash basis adjustment.....................................   (153,438)   (153,438)
  Other.....................................................     17,077      14,744
                                                              ---------   ---------
     Total net current deferred tax liabilities.............    (60,236)    (47,344)
                                                              ---------   ---------
Noncurrent deferred tax assets (liabilities):
  Capital lease treated as operating lease for tax
     purposes...............................................    117,141     147,302
  State net operating loss carryforward.....................      7,176          --
  Research credit and alternative minimum tax credits.......     45,119      21,539
  Cash basis adjustment.....................................         --    (153,438)
  Software capitalized for books, expensed for tax
     purposes...............................................   (314,440)   (289,688)
  Property, plant and equipment, principally depreciation...        794      (4,716)
                                                              ---------   ---------
     Total net noncurrent deferred tax liabilities..........   (144,210)   (279,001)
                                                              ---------   ---------
     Net deferred tax liabilities...........................  $(204,446)  $(326,345)
                                                              =========   =========

     The Company has research credit carryovers of approximately $45,000 expiring in various amounts through the year 2010 which can be used to offset future federal taxable income and income taxes.

(7) COMMON STOCK

     At April 30, 1986, options to purchase 7,500 shares of nonvoting common stock of the Company were held by certain key employees under Nonqualified Stock Option Agreements. The options were exercised in 1987 at prices of $.99-1.39 per share, the fair market value at the date of grant. Shares issued under these agreements must be offered to the Company for repurchase at the then current book value as of the immediately preceding April 30 upon termination of employment or upon the occurrence of certain other events. There was no activity during 1996 or 1997 under the agreements.

(8) PROFIT-SHARING PLAN

     The Company maintains a profit-sharing plan for the benefit of eligible employees. The Plan provides that the Company's contribution be determined by a resolution of the board of directors, and there is no minimum contribution required. The Company incurred profit-sharing expense of $137,921 and $100,000 in 1997 and 1996, respectively.

(9) BUSINESS AND CREDIT CONCENTRATION

     Substantially all of the Company's sales for 1997 and 1996 were to medical facilities. Accordingly, all of the Company's accounts receivable at April 30, 1997 and 1996, are due from medical facilities.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(9) BUSINESS AND CREDIT CONCENTRATION (CONTINUED)
     The following table summaries sales to major customers as a percentage of total sales for the period:

                                                              1997   1996
                                                              ----   ----
Customer A..................................................  15%     --
Customer B..................................................  13%    21%
Customer C..................................................  10%    17%
Customer D..................................................   --    12%

(10) SUBSEQUENT EVENT

     On June 26, 1997, the Company was acquired by Eclipsys Corporation.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Transition Systems, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Transition Systems, Inc. at September 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
November 16, 1998

                            TRANSITION SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                   SEPTEMBER 30,
                                                           -----------------------------    JUNE 30,
                                                               1997            1998           1998
                                                           -------------   -------------   -----------
                                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..............................     $58,485        $ 38,660        $65,179
  Investments (Note 4)...................................          --          27,291             --
  Accounts receivable, net (Note 3)......................      19,339          18,994         19,662
  Other current assets...................................         696           1,483          1,179
  Deferred income taxes (Note 13)........................         853           1,960            853
                                                              -------        --------        -------
     Total current assets................................      79,373          88,388         86,873
                                                              -------        --------        -------
  Property and equipment, net (Note 5)...................       1,357           1,457          1,638
  Capitalized software costs, net........................       1,411           1,411          1,410
  Purchased technology (Note 16).........................       1,376           1,160          1,219
  Intangible assets, net.................................         302           1,448            674
  Investment (Note 6)....................................       6,000           6,000          6,000
                                                              -------        --------        -------
     Total assets........................................     $89,819        $ 99,864        $97,814
                                                              =======        ========        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................     $   279        $  1,168        $ 1,334
  Accrued expenses.......................................       6,680           4,515          3,717
  Income taxes payable...................................       1,476           1,067          2,871
  Deferred revenue.......................................       7,369           8,090          7,676
                                                              -------        --------        -------
     Total current liabilities...........................      15,804          14,840         15,598
                                                              -------        --------        -------
  Deferred income taxes (Note 13)........................         496             752            496
                                                              -------        --------        -------
     Total liabilities...................................      16,300          15,592         16,094
                                                              -------        --------        -------
Commitments (Note 15)
Stockholders' equity (Notes 2 and 9):
  Common stock, $.01 par value; 30,000,000 shares
     authorized at September 30, 1997 and 1998;
     17,713,683 shares issued and outstanding at
     September 30, 1997; 18,029,095 shares issued and
     outstanding at September 30, 1998...................         177             180            179
  Non-voting common stock, $.01 par value; 1,000,000
     shares authorized at September 30, 1997 and 1998;
     356,262 shares issued and outstanding at September
     30, 1997 and 1998...................................           4               4              4
  Non-voting common stock warrant........................         395             395            395
  Additional paid-in capital.............................      46,717          48,610         47,778
  Retained earnings......................................      26,226          35,083         33,364
                                                              -------        --------        -------
     Total stockholders' equity..........................      73,519          84,272         81,720
                                                              -------        --------        -------
     Total liabilities and stockholders' equity..........     $89,819        $ 99,864        $97,814
                                                              =======        ========        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            TRANSITION SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                   NINE MONTHS ENDED
                                                FISCAL YEAR ENDED SEPTEMBER 30,        JUNE 30,
                                               ---------------------------------   -----------------
                                                 1996        1997        1998       1997      1998
                                               ---------   ---------   ---------   -------   -------
                                                                                      (UNAUDITED)
Revenues:
  Software and implementation................   $24,860     $33,017     $30,224    $22,537   $23,881
  Maintenance................................     9,409      11,548      13,727      8,338    10,065
                                                -------     -------     -------    -------   -------
     Total revenues..........................    34,269      44,565      43,951     30,875    33,946
                                                -------     -------     -------    -------   -------
Cost of revenues:
  Software and implementation................     7,341      10,313      12,371      7,293     9,190
  Maintenance................................     3,165       2,835       2,932      2,062     2,125
Research and development.....................     3,310       3,872       5,925      2,709     4,435
Sales and marketing..........................     4,506       6,922       7,907      5,067     6,023
General and administrative...................     2,365       3,884       3,245      2,996     2,561
Compensation charge..........................     3,024          --          --         --        --
Acquired in-process research and development
  (Note 16)..................................        --       6,292          --         --        --
                                                -------     -------     -------    -------   -------
     Total operating expenses................    23,711      34,118      32,380     20,127    24,334
                                                -------     -------     -------    -------   -------
Income from operations.......................    10,558      10,447      11,571     10,748     9,612
Interest income..............................     1,294       2,501       3,191      1,798     2,285
Interest expense.............................    (1,241)         --          --         --        --
                                                -------     -------     -------    -------   -------
Income before income taxes and
  extraordinary items........................    10,611      12,948      14,762     12,546    11,897
Provision for income taxes...................     4,324       7,629       5,905      5,018     4,759
                                                -------     -------     -------    -------   -------
Net income before extraordinary item.........     6,287       5,319       8,857      7,528     7,138
Extraordinary item:
  Loss on early extinguishment of debt
     (net of taxes of $1,492)................     2,149          --          --         --        --
                                                -------     -------     -------    -------   -------
       Net income............................   $ 4,138     $ 5,319     $ 8,857    $ 7,528   $ 7,138
                                                =======     =======     =======    =======   =======
Series A non-voting preferred stock
  dividends..................................       593          --          --         --        --
                                                -------     -------     -------    -------   -------
     Net income allocable to common
       stockholders..........................   $ 3,545     $ 5,319     $ 8,857    $ 7,528   $ 7,138
                                                =======     =======     =======    =======   =======
Income per share (Note 2 and 9):
  Net income allocable to common
     stockholders............................   $ 3,545     $ 5,319     $ 8,857    $ 7,528   $ 7,138
     Basic income allocable per share........      0.27        0.31        0.49       0.43      0.39
     Diluted income allocable per share......      0.22        0.27        0.43       0.38      0.35
  Weighted average shares outstanding
     Basic...................................    13,214      17,435      18,210     17,333    18,153
     Diluted.................................    16,137      19,977      20,394     19,900    20,459

   The accompanying notes are an integral part of the consolidated financial statements.

                            TRANSITION SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                 NINE MONTHS ENDED
                                                              FISCAL YEAR ENDED SEPTEMBER 30,        JUNE 30,
                                                              -------------------------------   -------------------
                                                                1996       1997       1998        1997       1998
                                                              --------   --------   ---------   --------   --------
                                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  4,138   $  5,319   $   8,857   $  7,528   $  7,138
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Extraordinary item, gross...............................     3,642         --          --         --         --
    Write-off of in-process research and development........        --      6,292          --         --         --
    Deferred income taxes...................................    (1,640)     2,448        (851)     1,409         --
    Depreciation and amortization...........................     1,443      1,632       1,805      1,195      1,329
    Compensation charge in connection with the
      recapitalization......................................     3,024         --          --         --         --
    Compensation charge related to options granted..........        91        (91)         --        (92)        --
  Tax benefit from stock option exercises...................        --      2,770       1,201      2,162        467
  Changes in operating assets and liabilities net of effects from purchase of businesses:
    Accounts receivable.....................................    (1,789)    (5,921)        345     (4,140)      (323)
    Other current assets....................................      (963)     1,135        (359)      (161)      (483)
    Accounts payable........................................       (98)      (315)        889       (289)     1,055
    Accrued expenses........................................       243      2,388      (2,165)     1,428     (2,963)
    Due to affiliates.......................................        (9)        --          --         --         --
    Deferred revenue........................................     1,220      1,114         721        323        307
    Income taxes payable....................................       731       (539)       (409)       468      1,395
                                                              --------   --------   ---------   --------   --------
      Net cash provided by operating activities.............    10,033     16,232      10,034      9,831      7,922
                                                              --------   --------   ---------   --------   --------
Cash flows provided by (used by) investing activities:
  Purchase of investments...................................    (1,595)      (250)    (36,870)      (250)        --
  Maturities of investments.................................     3,164        250       9,329         --         --
  Sales of investments......................................     5,755         --         250         --         --
  Note from related party...................................        --         --        (428)        --         --
  Purchase of property and equipment........................      (572)      (911)       (951)      (699)      (904)
  Additions to capitalized software costs...................      (704)      (712)       (700)      (537)      (524)
  Additions to intangible assets............................      (124)      (217)     (1,184)      (212)      (396)
  Investment................................................        --     (6,000)         --     (6,000)        --
  Acquisition of businesses, net of cash acquired...........    (1,728)    (2,667)         --         --         --
                                                              --------   --------   ---------   --------   --------
      Net cash (used by) provided by investing activities...     4,196    (10,507)    (30,554)    (7,698)    (1,824)
                                                              --------   --------   ---------   --------   --------
Cash flows provided by (used by) financing activities:
  Proceeds from initial public offering.....................   114,429         --          --         --         --
  Issuance of Series A preferred stock......................    20,000         --          --         --         --
  Redemption of Series A preferred stock....................   (20,000)        --          --         --         --
  Payments of Series A preferred stock dividends............      (593)        --          --         --         --
  Proceeds from issuance of debt............................    49,605         --          --         --         --
  Early extinguishment of debt..............................   (50,000)        --          --         --         --
  Proceeds from issuance of Series B preferred stock........    33,612         --          --         --         --
  Proceeds from issuance of Series C preferred stock........     1,388         --          --         --         --
  Payment of fees related to recapitalization...............    (3,360)        --          --         --         --
  Purchase of common stock..................................  (111,410)        --          --         --         --
  Exercise of options.......................................       783      1,237         594        760        495
  Payments on note payable..................................        --         (9)         --         (7)        --
  Proceeds from stock purchase plan.........................        --         32         101         --        101
  Proceeds from warrants issued.............................       394         --          --         --         --
  Equity issuance costs.....................................    (1,416)        (5)         --         (5)        --
                                                              --------   --------   ---------   --------   --------
      Net cash provided by financing activities.............    33,432      1,255         695        748        596
                                                              --------   --------   ---------   --------   --------
Net increase (decrease) in cash and cash equivalents........    47,661      6,980     (19,825)     2,881      6,694
Cash and cash equivalents -- beginning of year..............     3,844     51,505      58,485     51,505     58,485
                                                              --------   --------   ---------   --------   --------
Cash and cash equivalents -- end of year....................  $ 51,505   $ 58,485   $  38,660   $ 54,386   $ 65,179
                                                              ========   ========   =========   ========   ========
Supplemental information:
  Income taxes paid.........................................  $  3,063   $  2,508   $   5,631   $    956   $  2,728
  Interest paid.............................................  $  1,119         --          --         --         --

   The accompanying notes are an integral part of the consolidated financial statements.

                            TRANSITION SYSTEMS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         NON-VOTING
                                                   COMMON STOCK         COMMON STOCK      NON-VOTING        TREASURY STOCK
                                                -------------------   ----------------   COMMON STOCK   -----------------------
                                                  SHARES     AMOUNT   SHARES    AMOUNT     WARRANT        SHARES       AMOUNT
                                                ----------   ------   ------    ------   ------------   -----------   ---------
Balance at September 30, 1995.................  30,060,000    $301                                       (1,670,000)  $  (1,471)
 Stock options exercised......................   1,320,191      13
 Repurchase of common stock in connection with
   the recapitalization.......................                                                          (28,592,404)   (108,386)
 Retirement of treasury shares................  (30,262,404)  (303)                                      30,262,404     109,857
 Issuance of common stock warrant.............                                               $395
 Issuance of common stock in initial public
   offering...................................   6,900,000      69
 Equity issuance costs........................
 Issuance of common stock with conversion of
   Series B convertible preferred stock.......   8,627,310      86
 Issuance of non-voting common stock with
   conversion of Series C convertible
   preferred stock............................                        356,262    $  4
 Compensation expense.........................
 Dividends on Series A non-voting preferred
   stock......................................
 Net income...................................
                                                ----------    ----    -------    ----        ----       -----------   ---------
Balance at September 30, 1996.................  16,645,097     166    356,262       4         395                --          --
                                                ----------    ----    -------    ----        ----       -----------   ---------
 Stock options exercised......................     813,371       8
 Issuance of common stock related to
   acquisition of Vital Software..............     252,003       3
 Issuance of common stock in connection with
   employee stock purchase plan...............       3,212      --
 Equity issuance costs........................
 Cancellation of compensatory stock option
   grants.....................................
 Income tax benefit from stock options
   exercised..................................
 Net income...................................
                                                ----------    ----    -------    ----        ----       -----------   ---------
Balance at September 30, 1997.................  17,713,683     177    356,262       4         395                --          --
                                                ----------    ----    -------    ----        ----       -----------   ---------
 Stock options exercised......................     307,770       3
 Issuance of common stock in connection with
   employee stock purchase plan...............       7,642
 Income tax benefit from stock options
   exercised..................................
 Net income...................................
                                                ----------    ----    -------    ----        ----       -----------   ---------
Balance at September 30, 1998.................  18,029,095    $180    356,262    $  4        $395                --   $      --
                                                ==========    ====    =======    ====        ====       ===========   =========


                                                ADDITIONAL                   TOTAL
                                                 PAID-IN     RETAINED    STOCKHOLDERS'
                                                 CAPITAL     EARNINGS       EQUITY
                                                ----------   --------    -------------
Balance at September 30, 1995.................                $17,362       $16,192
 Stock options exercised......................   $   770                        783
 Repurchase of common stock in connection with
   the recapitalization.......................                             (108,386)
 Retirement of treasury shares................  (109,554)                        --
 Issuance of common stock warrant.............                                  395
 Issuance of common stock in initial public
   offering...................................   114,360                    114,429
 Equity issuance costs........................    (1,416)                    (1,416)
 Issuance of common stock with conversion of
   Series B convertible preferred stock.......    33,526                     33,612
 Issuance of non-voting common stock with
   conversion of Series C convertible
   preferred stock............................     1,384                      1,388
 Compensation expense.........................        91                         91
 Dividends on Series A non-voting preferred
   stock......................................                   (593)         (593)
 Net income...................................                  4,138         4,138
                                                 -------      -------       -------
Balance at September 30, 1996.................    39,161       20,907        60,633
                                                 -------      -------       -------
 Stock options exercised......................     1,229                      1,237
 Issuance of common stock related to
   acquisition of Vital Software..............     3,622                      3,625
 Issuance of common stock in connection with
   employee stock purchase plan...............        32                         32
 Equity issuance costs........................        (6)                        (6)
 Cancellation of compensatory stock option
   grants.....................................       (91)                       (91)
 Income tax benefit from stock options
   exercised..................................     2,770                      2,770
 Net income...................................                  5,319         5,319
                                                 -------      -------       -------
Balance at September 30, 1997.................    46,717       26,226        73,519
                                                 -------      -------       -------
 Stock options exercised......................       591                        594
 Issuance of common stock in connection with
   employee stock purchase plan...............       101                        101
 Income tax benefit from stock options
   exercised..................................     1,201                      1,201
 Net income...................................                  8,857         8,857
                                                 -------      -------       -------
Balance at September 30, 1998.................   $48,610      $35,083       $84,272
                                                 =======      =======       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            TRANSITION SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  NATURE OF THE BUSINESS

     Transition Systems, Inc. (the "Company") is a leading provider of integrated clinical and financial decision support systems for hospitals, integrated delivery networks, physician groups and other healthcare organizations. The Company was founded in 1985 as a for-profit, majority-owned subsidiary of New England Medical Center, Inc. ("NEMC"). The Company was a majority-owned subsidiary of NEMC until the January 1996 leveraged recapitalization transaction (the "Recapitalization") described in Note 10.

NOTE 2.  SUMMARY OF ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Transition Systems, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

     CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with a maturity date of three months or less at the time of purchase to be cash equivalents. Cash equivalents are stated at cost plus accrued interest which approximates market.

     INVESTMENTS IN DEBT AND EQUITY SECURITIES

     Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Realized or unrealized gains or losses applicable to the transfer of securities to the available-for-sale category and subsequent sale of these investments were immaterial.

     CAPITALIZED SOFTWARE COSTS

     Software development costs subsequent to the establishment of technological feasibility are capitalized. Capitalized internally developed software costs approximated $700,000 for fiscal years 1996, 1997 and 1998. Amortization of capitalized software costs, which begins with the general release of a product to customers, is included in cost of software and implementation revenues and amounted to approximately $767,000, $700,000 and $700,000 for the fiscal years ended 1996, 1997 and 1998, respectively. Amortization of capitalized software costs is provided on a product-by-product basis at the greater of the amount calculated on a straight-line basis over the estimated economic life of the products, generally three years, or the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product. Accumulated amortization of software development costs was $4,116,000, $4,816,000 and $5,516,000 at the end of fiscal years 1996, 1997 and
1998, respectively.

     All other expenditures for research and development are charged to operations when incurred.

     PURCHASED TECHNOLOGY COSTS

     Purchased technology costs are carried at cost less accumulated amortization which is calculated on a straight-line basis over an estimated useful life of seven years. Accumulated amortization on purchased technology costs was $0, $275,000 and $491,000 at the end of fiscal years 1996, 1997 and 1998, respectively.

                            TRANSITION SYSTEMS, INC.

     INTANGIBLE ASSETS

     Intangible assets include the costs incurred to register trademarks, copyrights and related legal expenses, acquisition related costs, and debt issuance costs. Amortization is computed using the straight-line method over estimated useful lives ranging from three to five years.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Equipment...........................  3 to 5 years
Furniture and fixtures..............  3 to 5 years
Leasehold improvements..............  the lesser of the useful life or remaining lease term

     Maintenance and repair costs are expensed when incurred and betterments are capitalized. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

     REVENUE RECOGNITION

     The percentage of completion method is used by the Company primarily in connection with sales in which the customer is implementing the Company's core products for the first time. Add-on sales in which an existing customer licenses new modules or adds additional functionality generally do not involve substantial implementation effort and are recognized upon contract execution and shipment of the product. In fiscal 1996, the Company changed its method of recognizing software license revenue when associated with substantial implementation effort from percentage of completion based principally on costs incurred to percentage of completion based principally upon progress and performance as measured by achievement of contract milestones. The change in method was made in accordance with Accounting Principles Board Opinion No. 20 in contemplation of an initial public offering and in recognition of the Company's increased focus on providing a solution that combines software and implementation, as well as to facilitate the timely quarterly reporting requirements as a Securities and Exchange Commission ("SEC") registrant.

     Revenues from maintenance contracts are recognized ratably over the life of the service contract, generally twelve months. Deferred revenue relates primarily to these maintenance contracts.

     ADVERTISING AND PROMOTION EXPENSES

     All advertising and promotion costs are expensed as incurred. All contract procurement costs are included in sales and marketing expense and are expensed as incurred.

     INCOME TAXES

     Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

     RISKS AND UNCERTAINTIES

     The Company sells its products primarily to hospitals and other health care institutions. The Company performs ongoing credit evaluations of its customers. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

     The Company invests its daily excess cash in a money market fund with a major bank. The Company has not experienced any material losses on its investments.

                            TRANSITION SYSTEMS, INC.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, liabilities and litigation at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

     BASIC AND DILUTED NET INCOME PER SHARE

     The Company has adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," for the period ending September 30, 1998 and prior period amounts have been restated to conform to the provisions of this statement.

     Basic earnings per share is computed using the weighted average number of shares outstanding, and diluted earnings per share reflects the potential dilution from assumed conversions of all dilutive securities such as stock options. A reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is shown below.

                                                FISCAL YEAR ENDED SEPTEMBER 30,
                           --------------------------------------------------------------------------
                                           1996                                  1997
                           ------------------------------------   -----------------------------------
                                                      PER SHARE                             PER SHARE
                             INCOME       SHARES       AMOUNT       INCOME       SHARES      AMOUNT
                           ----------   -----------   ---------   ----------   ----------   ---------
BASIC EPS
  Net income.............  $3,545,000    13,214,433     $0.27     $5,319,000   17,434,729     $0.31
EFFECT OF DILUTIVE
  SECURITIES
  Warrants...............                   251,781                               220,749
  Dilutive stock
    options..............                 2,670,941                             2,321,616
                                        -----------                            ----------
DILUTED EPS
  Income to common
    stockholders.........  $3,545,000    16,137,155     $0.22     $5,319,000   19,977,094     $0.27
                           ----------   -----------     -----     ----------   ----------     -----

                             FISCAL YEAR ENDED SEPTEMBER 30,
                           -----------------------------------
                                          1998
                           -----------------------------------
                                                     PER SHARE
                             INCOME       SHARES      AMOUNT
                           ----------   ----------   ---------
BASIC EPS
  Net income.............  $8,857,000   18,210,050     $0.49
EFFECT OF DILUTIVE
  SECURITIES
  Warrants...............                  231,291
  Dilutive stock
    options..............                1,952,551
                                        ----------
DILUTED EPS
  Income to common
    stockholders.........  $8,857,000   20,393,892     $0.43
                           ----------   ----------     -----

     For the fiscal year ended September 30, 1996, basic and diluted earnings per share for income before extraordinary item were $0.37 and $0.32, respectively, and the impact to basic and diluted earnings per share of the extraordinary item was a reduction of $0.13 and $0.11, respectively.

     For the twelve months ended September 30, 1996, 1997 and 1998, 0, 330,000 and 626,000 options, respectively, were excluded from the computation of diluted EPS. These options were excluded because the effect would have been antidilutive for the period.

     UNAUDITED INFORMATION

     The interim financial information for the nine months ended June 30, 1997 and 1998 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results, however, are not necessarily indicative of results for any future period.

     NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB")issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. The Company will be required to adopt the standard in the first quarter of its 1999 fiscal year, and does not believe this statement will have a material effect on the Company's financial position or results of operations.

                            TRANSITION SYSTEMS, INC.

     In June 1997, the FASB issued Statement of Financial Accounting Standard No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information." Based on the management approach to segment reporting, SFAS No. 131 establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the countries in which the entity holds material assets and reports material revenue. The Company will be required to adopt the standard in the first quarter of its 1999 fiscal year, and does not believe this statement will have a material effect on the Company's financial disclosures.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for such instruments. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Currently, the Company has no such derivative holdings.

     On October 27, 1997, the AICPA Accounting Standards Executive Committee issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition." SOP 97-2 supersedes Statement of Position 91-1, "Software Revenue Recognition," and provides guidance on when and in what amounts revenue should be recognized for the licensing, selling, leasing, or marketing of computer software. SOP 97-2 is effective for transactions beginning in the first quarter of the Company's 1999 fiscal year. The Company is analyzing the impact of the SOP which may cause a deferral of revenue.

NOTE 3.  ACCOUNTS RECEIVABLE

     At September 30, accounts receivable consisted of the following (in thousands):

                                                               1997      1998
                                                              -------   -------
Billed......................................................  $11,973   $10,862
Unbilled....................................................    7,541     8,332
                                                              -------   -------
                                                               19,514    19,194
Allowance for doubtful accounts.............................     (175)     (200)
                                                              -------   -------
                                                              $19,339   $18,994
                                                              =======   =======

     Unbilled accounts receivable arise from differences in the timing of revenue recognition and billing under the contract terms. Write-offs for bad debts for fiscal years 1996, 1997 and 1998 were $73,000, $102,000 and $166,000, respectively.

NOTE 4.  INVESTMENTS

     As of September 30, 1998, the Company has classified all investments as held to maturity. The securities totaled $27,291,000 as of September 30, 1998 and consist of federal agency obligations. The estimated fair value of each investment approximates the amortized cost plus accrued interest. Unrealized gains at September 30, 1998 were $71,000.

NOTE 5.  PROPERTY AND EQUIPMENT

     At September 30, property and equipment consisted of the following (in thousands):

                                                               1997       1998
                                                              -------    -------
Equipment...................................................  $ 3,537    $ 2,064
Furniture and fixtures......................................    1,079        372
Leasehold improvements......................................      355        356
                                                              -------    -------
                                                                4,971      2,792
Accumulated depreciation and amortization...................   (3,614)    (1,335)
                                                              -------    -------
                                                              $ 1,357    $ 1,457
                                                              =======    =======

                            TRANSITION SYSTEMS, INC.

     Depreciation expense for the fiscal years 1996, 1997 and 1998 was $514,000, $662,000 and $851,000 respectively. During fiscal 1998, the Company retired assets of $2,911,000 which had no book value.

NOTE 6.  INVESTMENT IN HEALTHVISION

     On January 31, 1997 the Company acquired a 19.5% ownership interest in HealthVISION, Inc. ("HealthVISION") for $6 million in cash. HealthVISION is a provider of electronic medical record software based in Santa Rosa, California. This investment is being accounted for on the cost basis. The Company holds an option to purchase the remaining outstanding shares of HealthVISION. This option expires on December 31, 1998. (See note 17.)

NOTE 7.  RELATED PARTY AGREEMENTS AND TRANSACTIONS

     The Company had an arrangement to reimburse NEMC for administrative services provided to the Company by employees of NEMC. Under this arrangement, the Company incurred expenses of $24,000 in fiscal year 1996. This arrangement was terminated as of January 24, 1996. Since that date, these administrative services have been performed internally by Company personnel. This change has not resulted in a material increase in the Company's costs.

     The Company obtained certain other services through NEMC, including health benefits for its employees, for which it incurred a total of $134,000 in operating expenses in fiscal year 1996. The Company discontinued this arrangement as of December 31, 1995, and arranged to provide comparable benefits directly to its employees. This change has not resulted in a material increase in the Company's cost of providing and administering these employee benefits.

     Additionally, the Company used the computer facilities of New England Medical Center Hospitals, Inc., an affiliate of NEMC, pursuant to a data processing agreement. This service was provided at a charge of $82,000 in fiscal year 1996. This service was discontinued in June 1996.

NOTE 8.  LINE OF CREDIT -- BANK

     On April 26, 1996, the Company entered into a $25 million unsecured revolving line of credit with a bank group led by NationsBank, N.A. as agent and as lender. The credit facility contains covenants setting minimum net worth, maximum leverage ratio and minimum net income requirements for the Company. On September 20, 1996, the Company amended its total revolving credit commitment from $25 million to $15 million. There have been no amounts drawn on this line. Advances under the revolving line of credit bear interest, at the Company's election, either at a "base rate" or at a "eurodollar rate." The base rate is a floating rate equal to the greater of (a) the prime rate or (b) the federal funds effective rate plus one-half of one percent (.50%). The eurodollar rate is equal to the sum of (x) a rate determined by reference to the then-current interbank offered rate for dollar denominated eurodollar deposits, with certain adjustments, plus (y) one percent (1.0%). The eurodollar interest rate was 5.43% at September 30, 1998.

NOTE 9.  STOCKHOLDERS' EQUITY

     On February 26, 1996, the Company's Board of Directors approved a 334-for-1 split of the Company's Common Stock to be effected in the form of a stock dividend to the stockholders of record as of March 28, 1996. This stock split has resulted in a reclassification of $112,695 and $187,003 from the Company's additional paid-in capital and retained earnings accounts, respectively, to the Company's Common Stock account, representing the par value of shares issued. All share and per share amounts have been restated to retroactively reflect the stock split. In addition, on February 26, 1996, the Board of Directors also voted to retire and return to the status of authorized and unissued capital stock all shares of Common Stock then held in the Company's treasury, and adopt an amendment to the Articles of Organization of the Company to, among other things, increase the authorized shares of Common Stock

                            TRANSITION SYSTEMS, INC.

and Non-Voting Common Stock to 30,000,000 and 1,000,000 shares, respectively, which was subsequently approved by the stockholders of the Company.

     On April 18, 1996, the Company completed an initial public offering of 6,900,000 shares of its common stock which generated net proceeds of $114.4 million. A substantial part of the proceeds were used to redeem $20.6 million of Series A preferred stock and accrued dividends, to repay the $34.7 million outstanding principal amount and accrued interest under the secured term loan facility, to repay the $10.3 million outstanding principal amount and accrued interest under the senior subordinated notes and to repay the $5.1 million outstanding principal amount and accrued interest under the Company's revolving credit facility.

     STOCK OPTION PLANS

     In 1995, the Company's Board of Directors adopted, and the stockholders approved, the 1995 Incentive and Nonstatutory Stock Option Plan. The Plan provides for the grant of nonqualified and incentive stock options to employees and others to purchase the Company's Common Stock. Options granted during fiscal 1995 provided for vesting over three years and expiration ten years after the date of grant. Options granted during fiscal 1996, 1997 and 1998 provided for vesting over five years and expiration ten years after the date of grant. At September 30, 1997 and 1998, 6,070,116 shares of Common Stock were authorized under the plan.

     A summary of the Company's stock option activity for the years ended September 30 follows:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                              NUMBER OF     EXERCISE
                                                               OPTIONS       PRICE
                                                              ----------    --------
Outstanding at
  September 30, 1995........................................   4,331,646     $ 1.02
     Granted................................................   1,079,564       6.74
     Exercised..............................................  (1,320,191)      0.59
     Canceled...............................................     (27,165)      1.20
                                                              ----------     ------
Outstanding at
  September 30, 1996........................................   4,063,854       2.67
     Granted................................................     802,400      15.15
     Exercised..............................................    (813,371)      1.52
     Canceled...............................................    (495,364)     13.71
                                                              ----------     ------
Outstanding at
  September 30, 1997........................................   3,557,519       4.22
                                                              ----------     ------
     Granted................................................     425,000      20.32
     Exercised..............................................    (307,770)      1.93
     Canceled...............................................     (74,821)     15.75
                                                              ----------     ------
Outstanding at
  September 30, 1998........................................   3,599,928     $ 6.08
                                                              ==========     ======

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1997 and has applied APB Opinion 25 and related interpretations in accounting for its stock option plans in 1997 and 1998. Accordingly, no compensation cost has been recognized for its stock option plans. The effects of applying SFAS 123 in this pro forma disclosure are not likely to be

                            TRANSITION SYSTEMS, INC.

representative of the effects on reported income or loss for future years. SFAS 123 does not apply to awards prior to 1996 and additional awards in future years are anticipated.

     At September 30, 1996, 1997 and 1998, respectively, options to purchase 2,195,716, 2,080,823 and 2,372,645 shares of Common Stock were exercisable with a weighted average exercise price of $1.20, $1.80 and $2.04, respectively. Exercise prices for options outstanding as of September 30, 1998 ranged from $1.20 to $23.00. The weighted average remaining contractual life of those options is 7.34 years.

     The weighted average fair value of the Common Stock at date of grant for options granted in fiscal 1996, 1997 and 1998 was $3.61, $8.12 and $10.90 per option, respectively. The fair value of these options at date of grant was estimated using the Black-Scholes model with the following assumptions: a risk free interest rate of 5.4% in fiscal 1996, 6.1% in fiscal 1997 and 5.7% in fiscal 1998; a dividend yield of 0%; a volatility factor of the expected market price of the Company's Common Stock of 55% and a weighted average expected life of the options of 5 years.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended September 30, 1996, 1997 and 1998 would have been reduced to the pro forma amounts indicated as follows:

                                                                 1996         1997          1998
                                                                 ----         ----          ----
Net income as reported......................................  $3,545,000   $5,319,000    $8,857,000
    Basic earnings per share................................         .21          .31           .49
    Diluted earnings per share..............................         .18          .27           .43
Net income pro forma........................................   2,696,000    3,970,000     6,190,000
    Basic earnings per share................................         .16          .23           .34
    Diluted earnings per share..............................         .14          .20           .30

     At September 30, 1996, 1997 and 1998, options to purchase 1,354,071, 1,047,035 and 696,856 shares of Common Stock, respectively, were available for grant.

     The following table summarizes information about stock options outstanding at September 30, 1998:

                                               OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                  ----------------------------------------------   -----------------------------
                                                   REMAINING        WEIGHTED-                       WEIGHTED-
        RANGE OF                     NUMBER       CONTRACTUAL        AVERAGE          NUMBER         AVERAGE
        EXERCISE PRICES            OUTSTANDING        LIFE       EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
        ---------------            -----------    -----------    --------------    -----------    --------------
$ 1.20..........................    1,944,437         6.6            $ 1.20         1,944,437         $ 1.20
  3.90..........................      713,491         7.3              3.90           338,408           3.90
 10.38 -- 13.50.................      316,000         8.5             11.99            89,800          13.32
 18.50 -- 18.81.................      280,000         8.8             18.61                --             --
 19.62 -- 23.00.................      346,000         9.2                --                --             --
                                   ----------                                       ---------
                                    3,599,928         7.3            $ 6.08         2,372,645         $ 2.04

     In connection with the Recapitalization, the Company accelerated the vesting of options to purchase an aggregate of 2,442,208 shares of Common Stock granted to certain executive officers during fiscal 1995, so as to make such options exercisable in full immediately prior to the closing of the Recapitalization. On January 24, 1996, an aggregate of 638,608 shares of Common Stock were issued to such officers upon their exercise of such options.

NOTE 10.  RECAPITALIZATION

     In January 1996, prior to its contemplation of an initial public offering, the Company effected a Recapitalization, in which the Company repurchased 28,592,404 shares of Common Stock then issued and outstanding from NEMC and the other stockholders of the Company for an aggregate of approximately $111.4 million. In addition, Warburg, Pincus Ventures, L.P. ("WP Ventures") purchased from certain executive officers of the Company an aggregate of 2,308,608 shares of Common Stock, including an

                            TRANSITION SYSTEMS, INC.

aggregate of 638,608 shares of Common Stock acquired by such executive officers pursuant to their exercise of stock options, for an aggregate of approximately $9.0 million. WP Ventures then contributed such shares of Common Stock to the Company. The principal purpose of the Recapitalization was to provide liquidity to the Company's existing stockholders while permitting them to retain an ownership interest in the Company, and the Company has accounted for the transaction as a leveraged recapitalization. To finance the repurchase of these shares, the Company issued to certain institutional investors 20,000 shares of Series A non-voting preferred stock for an aggregate of $20.0 million, 33,512 shares of Series B convertible preferred stock (convertible into 8,627,310 shares of Common Stock) for an aggregate of $33.6 million and 1,388 shares of Series C non-voting convertible preferred stock (convertible into 356,262 shares of Common Stock) for an aggregate of $1.4 million. In addition, the Company entered into a secured term loan in the amount of $35.0 million and received an advance of $5.0 million under a secured revolving credit facility in the maximum principal amount of $15.0 million, and issued Senior Subordinated Notes, due 2003, in the aggregate principal amount of $10.0 million (the "Senior Subordinated Notes"). The holder of the Senior Subordinated Notes also received a warrant to acquire an aggregate of 297,928 shares of non-voting common stock at an initial exercise price of $3.90 per share, subject to adjustment in certain circumstances. In addition, in the second quarter of fiscal 1996 the Company incurred a non-cash compensation charge of $3.0 million. This compensation charge arose from the purchase by the Company (both directly and indirectly, through WP Ventures) from certain of its executive officers of 972,608 shares of Common Stock that had been acquired by such officers immediately prior to the Recapitalization through the exercise of employee stock options. The amount of the compensation charge is equal to the difference between the aggregate $765,800 exercise price paid by such officers upon such exercise and the $3,789,764 of aggregate proceeds received by the officers from the purchase by the Company of such shares.

NOTE 11.  EXTRAORDINARY ITEM

     In fiscal 1996, the Company incurred an extraordinary loss of approximately $2,149,000 representing the after tax effect of the write-off of approximately $3,642,000 of unamortized capitalized financing costs. These costs were attributable to indebtedness incurred in the Recapitalization that was repaid out of the proceeds of the Company's initial public offering.

NOTE 12.  PREFERRED STOCK DIVIDEND

     The holders of the Series A preferred stock (issued in connection with the Recapitalization on January 24, 1996) were entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, preferential cumulative dividends at the rate of 12% per annum. The Company was not obligated to pay dividends prior to the redemption of the Series A preferred stock, and no dividends were declared by the Board. The Series A preferred stock was subject to mandatory redemption, provided funds were legally available therefor, upon the closing of an initial public offering or the sale of the Company, but in no event later than January 2006. Upon the closing of the Company's initial public offering, on April 23, 1996, at which time funds became legally available for the redemption of the Series A preferred stock and payment of dividends, the Company redeemed in full the Series A preferred stock and paid dividends thereon from the date of the Recapitalization.

                            TRANSITION SYSTEMS, INC.

NOTE 13.  INCOME TAXES

     At September 30, provision for income taxes consisted of the following (in thousands):

                                                           1996       1997      1998
                                                          -------    ------    ------
Federal:
  Current...............................................  $ 5,129    $4,535    $5,731
  Deferred..............................................   (1,413)    2,090      (723)
                                                          -------    ------    ------
                                                            3,716     6,625     5,008
State:
  Current...............................................      835       646     1,025
  Deferred..............................................     (227)      358      (128)
                                                          -------    ------    ------
                                                              608     1,004       897
                                                          -------    ------    ------
Provision for income taxes..............................  $ 4,324    $7,629    $5,905
                                                          =======    ======    ======

     A reconciliation between the Company's effective rate and the U.S. statutory rate is as follows:

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                              1996    1997    1998
                                                              ----    ----    ----
U.S. statutory rate.........................................  35.0%   35.0%   35.0%
State taxes, net of federal benefits........................   5.6     5.0     4.0
Acquired in-process research and development................    --    17.0      --
Other.......................................................    --     1.9     1.0
                                                              ----    ----    ----
Effective income tax rate...................................  40.6%   58.9%   40.0%
                                                              ====    ====    ====

     Components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                               SEPTEMBER 30,
                                                              ---------------
                                                              1997      1998
                                                              -----    ------
Capitalized software........................................  $(576)   $ (576)
Depreciation................................................    103       178
Accounts receivable reserve.................................     51        82
Accrued compensation........................................    280       675
Reserves and other..........................................    499       849
                                                              -----    ------
Net deferred tax assets.....................................  $ 357    $1,208
                                                              =====    ======

     There are no valuation allowances recorded against the Company's deferred tax assets, since taxable income in the carryback period is sufficient to realize the benefit of future deductions.

NOTE 14.  EMPLOYEE BENEFIT PLANS

     401(k) PLAN

     The Company maintains a savings plan for its eligible employees under
Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to a percentage of their income equal to the lesser of the IRS statutory rate or 15% on a pre-tax basis through contributions to the plan. Contributions by the Company under this plan are discretionary. Total contributions by the Company under the plan approximated $263,000, $306,000, and $376,000 in fiscal years 1996, 1997 and 1998, respectively.

     The Company previously obtained health benefit plans through NEMC (see Note
6). Beginning January 1, 1996, the Company established independent health benefit plans for its employees that provide a similar level of benefits.

                            TRANSITION SYSTEMS, INC.

     EMPLOYEE STOCK PURCHASE PLAN

     In 1996, the Company adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"), under which employees may purchase up to 300,000 shares of Common Stock.

     During each six-month offering period under the Stock Purchase Plan, participating employees are entitled to purchase shares through payroll deductions. The maximum number of shares which may be purchased is determined on the first day of the offering period pursuant to a formula under which a specific percentage of the employee's projected base pay for the offering period is divided by a percentage of the market value of one share of Common Stock on the first day of the offering period. During each offering period, the price at which the employee will be able to purchase the Common Stock will be a specific percentage of the last reported sale price of the Common Stock of the NASDAQ National Market on the date on which the offering period commences or concludes, whichever is lower.

     The Stock Purchase Plan is administered by the Compensation Committee. All employees, other than certain highly-compensated employees, who meet certain minimum criteria based on hours worked per week and length of tenure with the Company are eligible to participate in the Stock Purchase Plan. No employee may purchase shares pursuant to the Stock Purchase Plan if, after such purchase such employee would own more than five percent of the total combined voting power or value of the securities of the Company.

NOTE 15.  COMMITMENTS

     The Company leases office and office equipment under operating lease arrangements which expire on various dates through 2002. Certain operating lease arrangements include options to renew for additional periods or payment terms that are subject to increases due to taxes and other operating costs of the lessor. Future minimum lease commitments, by year and in the aggregate, under these long-term noncancelable operating leases consist of the following at September 30, 1998 (in thousands):

                                                             OPERATING
FISCAL YEAR                                                   LEASES
-----------                                                  ---------
1999.......................................................   $  627
2000.......................................................      495
2001.......................................................       58
2002.......................................................        2
                                                              ------
  Total minimum lease payments.............................   $1,182
                                                              ======

     Rent expense amounted to $370,000, $553,000, and $753,000 in fiscal years 1996, 1997 and 1998, respectively.

     The Company has an agreement with a vendor of third-party software to pay a fixed annual license and maintenance fees through June 2003. Aggregate annual expenses under the agreement as renegotiated are expected to approximate $2,500,000. The annual fees may be adjusted in the fourth and fifth year of the amendment for changes in the number of users of the software. Aggregate license and maintenance fees under this agreement were $2,004,000, $2,000,000 and $2,019,000 for fiscal years 1996, 1997 and 1998, respectively.

NOTE 16.  CONSOLIDATION AND ACQUISITIONS

     On July 22, 1996, the Company acquired substantially all of the outstanding stock and a note held by a selling principal of Enterprising HealthCare, Inc. ("Enterprising HealthCare"), based in Tucson, Arizona, for a total purchase price of approximately $1.8 million in cash. Enterprising HealthCare provides system integration products and services for the health care market.

                            TRANSITION SYSTEMS, INC.

     The acquisition was accounted for under the purchase method with the results of Enterprising HealthCare included from July 22, 1996. Purchased technology costs of $1.6 million are being amortized on a straight-line basis over 7 years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material.

     On September 19, 1997, the Company acquired all outstanding shares of Vital Software Inc. ("Vital"), a privately held developer of products that automate the clinical processes unique to medical oncology. The purchase price was approximately $6.3 million, which was comprised of $2.7 million in cash and 252,003 shares of the Company's common stock with a value of $3.6 million.

     The amount allocated to acquired in-process research and development was based on the results of an independent appraisal. Acquired in-process research and development represented development projects in areas that had not reached technological feasibility and had no alternative future use. Accordingly, the amount of $6.3 million was charged to operations at the date of the acquisition.

     The value of completed technologies and in-process research and development were determined using a risk-adjusted, discounted cash flow approach. The value of in-process research and development, specifically, was determined by estimating the costs to develop the in-process projects into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present values. This evaluation considered the inherent difficulties and uncertainties in completing the development projects and the risks related to the viability of and potential changes in future target markets.

     In-process research and development projects identified at the acquisition date focus primarily on a flexible architecture to accommodate multiple disease categories, functionality including internet access, porting code to a 32 bit environment, multi-resource scheduling capabilities, billing and HL-7 interfaces, integrating protocol modeling with financial and scheduling modeling, clinical repository integration and development of decision support objects. The nature of the efforts to develop the purchased in-process technology into commercially viable products principally relates to the following activities: (i) redesign and rewrite software code of the application to support multiple disease category framework, (ii) add internet content download for protocols and reference materials, (iii) write software code to integrate multi-resource scheduling, clinical repository, billing and HL-7 interfaces, (iv) port entire application to 32 bit format, (v) enhance and develop disease specific decision support objects.

NOTE 17.  SUBSEQUENT EVENTS

     HEALTHVISION ACQUISITION

     On October 28, 1998, the Company signed a definitive agreement to acquire the approximately 80.5% of the outstanding capital stock of HealthVISION not already owned by the Company for cash in the amount of $25.6 million, the assumption of $9.3 million of liabilities, plus an earn-out of up to $10.8 million if specified financial milestones are met. The acquisition will be accounted for as a purchase. HealthVISION is a provider of electronic medical record software. HealthVISION's products include CareVISION, a patient-centered clinical data repository and lifetime patient record system, which is expected to constitute an integral component of the Company's Transition IV product. The Company expects to close the acquisition in the first quarter of fiscal 1999.

     ECLIPSYS CORPORATION MERGER

     On October 29, 1998, the Company entered into a merger agreement with Eclipsys Corporation, a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. Under the terms of the agreement, each share of the Company's common stock will be converted to .525 shares of Eclipsys' common stock. The transaction, which is subject to regulatory as well as stockholder approval, is intended to be accounted for as a pooling of interests and is expected to close by the end of December 1998.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
HealthVISION, Inc.

     We have audited the accompanying consolidated balance sheets of HealthVISION, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HealthVISION, Inc. as of December 31, 1996 and 1997 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Walnut Creek, California
March 13, 1998, except for Note 12
as to which the date is October 28, 1998

                               HEALTHVISION, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,316,324     $    644,317
  Accounts receivable, less allowance for doubtful accounts
     of $300,000 and $617,407 at December 31, 1996 and 1997,
     respectively...........................................    1,744,231        1,417,358
  Unbilled receivables......................................      920,303          201,963
  Prepaid expenses..........................................      720,046          879,578
                                                              -----------     ------------
          Total current assets..............................    5,700,904        3,143,216
Equipment and furniture, net................................    1,641,181        1,122,834
Capitalized and purchased software, net of accumulated
  amortization..............................................      591,745          101,744
Deposits....................................................      329,185           95,795
                                                              -----------     ------------
          Total assets......................................  $ 8,263,015     $  4,463,589
                                                              ===========     ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   769,995     $    288,619
  Accrued compensation and related liabilities..............    1,030,661          701,499
  Deferred revenue..........................................    2,710,878        3,101,132
  Other accrued liabilities.................................      786,233        1,262,402
  Current portion of long-term debt.........................      542,190          421,630
  Notes payable to stockholder..............................           --        1,005,753
                                                              -----------     ------------
          Total current liabilities.........................    5,839,957        6,781,035
Long-term debt, less current portion........................      466,356           44,725
Commitments and contingencies
Redeemable senior preferred stock, $.01 par value;
  designated -- 60,000 shares; issued and
  outstanding -- 60,000 shares at December 31, 1997
  (aggregate liquidation preference $6,384,329).............           --        6,384,329
Stockholders' equity (deficit):
  Preferred stock, 118,678 shares authorized; 7% preferred
     stock, $.01 par value; designated -- 58,678 shares;
     issued and outstanding -- 58,678 shares at December 31,
     1996 and 1997 (aggregate liquidation preference
     $6,440,151)............................................          587              587
  Common stock, $.01 par value; authorized -- 10,000,000
     shares; issued and outstanding -- 5,735,392 and
     5,757,630 shares at December 31, 1996 and 1997,
     respectively...........................................       57,354           57,576
  Additional paid-in capital................................    5,806,283        5,432,964
  Accumulated deficit.......................................   (3,903,361)     (14,255,193)
  Cumulative translation adjustment.........................       (4,161)          17,566
                                                              -----------     ------------
Total stockholders' equity (deficit)........................    1,956,702       (8,746,500)
                                                              -----------     ------------
Total liabilities and stockholders' equity (deficit)........  $ 8,263,015     $  4,463,589
                                                              ===========     ============

                            See accompanying notes.

                               HEALTHVISION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              ------------    ------------
Revenue:
  Software licenses, maintenance and services...............  $  7,996,395    $  8,607,541
  Hardware..................................................       635,584         546,792
                                                              ------------    ------------
          Total revenue.....................................     8,631,979       9,154,333
Cost of revenue:
  Software licenses, maintenance and services...............     8,331,227       5,654,084
  Hardware..................................................       556,933         397,874
                                                              ------------    ------------
          Total cost of revenue.............................     8,888,160       6,051,958
                                                              ------------    ------------
Gross profit................................................      (256,181)      3,102,375
Operating expenses:
  Product development.......................................     6,192,610       6,657,470
  Sales and marketing.......................................     5,066,466       4,689,598
  General and administration................................     4,407,792       2,018,936
                                                              ------------    ------------
          Total operating expenses..........................    15,666,868      13,366,004
                                                              ------------    ------------
Loss from operations........................................   (15,923,049)    (10,263,629)
Other income (expense), net.................................       (56,465)        (13,203)
Net loss before foreign taxes...............................   (15,979,514)    (10,276,832)
Foreign taxes...............................................            --         (75,000)
                                                              ------------    ------------
Net loss....................................................   (15,979,514)    (10,351,832)
Preferred stock dividend....................................       161,605         795,075
                                                              ------------    ------------
Net loss applicable to common stockholders..................  $(16,141,119)   $(11,146,907)
                                                              ============    ============

                            See accompanying notes.

                               HEALTHVISION, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                      SERIES A-1    SERIES A-2
                                                             7%       CONVERTIBLE   CONVERTIBLE              ADDITIONAL
                                                          PREFERRED    PREFERRED     PREFERRED    COMMON      PAID-IN
                                                            STOCK        STOCK         STOCK       STOCK      CAPITAL
                                                          ---------   -----------   -----------   -------   ------------
Balance at December 31, 1995............................   $2,570      $ 52,785      $ 28,838     $45,884   $ 48,546,696
  Issuance of 90,000 shares of 7% preferred stock at
    $100 per share......................................      900            --            --          --      8,999,100
  Translation adjustment................................       --            --            --          --             --
  Net loss from January 1, 1996 through July 14, 1996...       --            --            --          --             --
                                                           ------      --------      --------     -------   ------------
Balance at July 14, 1996................................    3,470        52,785        28,838      45,884     57,545,796
  Reorganization of company as of July 15, 1996
    (issuance of common stock in exchange for assets and
    liabilities distributed by the shareholders of the
    Predecessor Company)................................   (3,470)      (52,785)      (28,838)     11,440    (57,607,976)
  Issuance of 58,678 shares of 7% preferred stock at
    $100 per share......................................      587            --            --          --      5,867,213
  Exercise of stock options.............................       --            --            --          30          1,250
  Translation adjustment................................       --            --            --          --             --
  Net loss from July 15, 1996 through December 31,
    1996................................................       --            --            --          --             --
                                                           ------      --------      --------     -------   ------------
Balance at December 31, 1996............................      587            --            --      57,354      5,806,283
  Issuance of shares of common stock upon exercise of
    options.............................................                     --                       222         11,010
  Accretion of redeemable senior preferred stock........       --            --            --          --       (384,329)
  Net loss..............................................                     --                        --             --
  Translation adjustment................................                     --                        --             --
                                                           ------      --------      --------     -------   ------------
Balance at December 31, 1997............................   $  587      $     --      $     --     $57,576   $  5,432,964
                                                           ======      ========      ========     =======   ============


                                                                         CUMULATIVE        TOTAL
                                                          ACCUMULATED    TRANSLATION   STOCKHOLDER'S
                                                            DEFICIT      ADJUSTMENT       EQUITY
                                                          ------------   -----------   -------------
Balance at December 31, 1995............................  $(29,252,891)   $(319,690)   $ 19,104,192
  Issuance of 90,000 shares of 7% preferred stock at
    $100 per share......................................            --           --       9,000,000
  Translation adjustment................................            --      (54,712)        (54,712)
  Net loss from January 1, 1996 through July 14, 1996...   (12,076,153)          --     (12,076,153)
                                                          ------------    ---------    ------------
Balance at July 14, 1996................................   (41,329,044)    (374,402)     15,973,327
  Reorganization of company as of July 15, 1996
    (issuance of common stock in exchange for assets and
    liabilities distributed by the shareholders of the
    Predecessor Company)................................    41,329,044      374,402     (15,978,183)
  Issuance of 58,678 shares of 7% preferred stock at
    $100 per share......................................            --           --       5,867,800
  Exercise of stock options.............................            --           --           1,280
  Translation adjustment................................            --       (4,161)         (4,161)
  Net loss from July 15, 1996 through December 31,
    1996................................................    (3,903,361)          --      (3,903,361)
                                                          ------------    ---------    ------------
Balance at December 31, 1996............................    (3,903,361)      (4,161)      1,956,702
  Issuance of shares of common stock upon exercise of
    options.............................................            --           --          11,232
  Accretion of redeemable senior preferred stock........            --           --        (384,329)
  Net loss..............................................   (10,351,832)          --     (10,351,832)
  Translation adjustment................................            --       21,727          21,727
                                                          ------------    ---------    ------------
Balance at December 31, 1997............................  $(14,255,193)   $  17,566    $ (8,746,500)
                                                          ============    =========    ============

                            See accompanying notes.

                               HEALTHVISION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              ------------    ------------
OPERATING ACTIVITIES:
Net loss....................................................  $(15,979,514)   $(10,351,832)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................       941,005       1,019,765
  Amortization of intangible assets.........................     3,224,425         591,745
  (Gain) loss on disposal of equipment......................            --          29,255
  Changes in operating assets and liabilities:
     Accounts and unbilled receivables......................      (870,741)      1,045,213
     Prepaid expenses.......................................      (198,095)         73,858
     Accounts payable.......................................      (510,227)       (481,376)
     Accrued compensation and related liabilities...........       (49,983)       (329,162)
     Accrued interest on notes payable to stockholders......            --           5,753
     Deferred revenue.......................................     1,533,520         390,254
     Other accrued liabilities..............................      (348,407)        476,169
                                                              ------------    ------------
Net cash used in operating activities.......................   (12,258,017)     (7,530,358)
INVESTING ACTIVITIES:
Purchase of equipment and furniture.........................      (204,469)       (530,672)
Purchase of capitalized software development costs..........      (607,389)       (101,745)
Deposits....................................................      (329,185)             --
                                                              ------------    ------------
Net cash provided by (used in) investing activities.........    (1,141,043)       (632,417)
FINANCING ACTIVITIES:
Proceeds from issuance of redeemable senior preferred
  stock.....................................................            --       6,000,000
Proceeds from issuance of notes payable to stockholder......            --       1,000,000
Proceeds from issuance of common stock......................         1,280          11,232
Proceeds from issuance of 7% preferred stock................    14,867,800              --
Principal payments made on long-term debt...................      (684,279)       (542,191)
                                                              ------------    ------------
Net cash provided by financing activities...................    14,184,801       6,469,041
Effect of exchange rate changes on cash.....................       (58,874)         21,727
                                                              ------------    ------------
Net increase (decrease) in cash and equivalents.............       726,867      (1,672,007)
Cash and equivalents, beginning of period...................     1,589,457       2,316,324
                                                              ------------    ------------
Cash and equivalents, end of period.........................  $  2,316,324    $    644,317
                                                              ============    ============
SUPPLEMENTAL DISCLOSURE:
Cash paid for interest......................................  $    100,000    $    107,507
                                                              ============    ============

                            See accompanying notes.

                               HEALTHVISION, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997

1.  THE COMPANY, ORGANIZATION AND BASIS OF PRESENTATION

     HealthVISION, Inc. develops, markets and supports healthcare information products focused on lowering costs of health care and improving clinical processes for integrated delivery systems, hospitals and office-based physicians.

     HealthVISION, Inc. (the "Predecessor Company") was organized as a Delaware corporation on February 2, 1994, began operations on February 15, 1994 and was incorporated to acquire HVC Holdings Canada Ltd., HealthVISION corporation and their subsidiaries.

     On August 8, 1996, the shareholders of the Predecessor Company merged the stock of HealthVISION, Inc. and its subsidiary LBA Health Care Management, Inc. ("LBA") with HCIA, Inc. in exchange for $130,000,000 in cash and stock. Immediately prior to the transaction, all of the assets, liabilities and subsidiaries of HealthVISION, Inc., other than certain assets identified, were distributed to a newly formed Company, HVISION II, Inc. which was incorporated as a Delaware corporation on July 15, 1996. These assets and liabilities were recorded at their historical cost, which was a net book deficit of $4,856, as both companies were under common control and there was no change in ownership. On August 10, 1996, HVISION II, Inc. changed its name to HealthVISION, Inc. (the "Company").

     On January 29,1997, the Company entered into an agreement, the "Stock Purchase Agreement," with Transition Systems Inc.("TSI") under which the Company granted TSI the option to acquire all of the capital stock of the Company. In addition, the Company issued $6,000,000 of redeemable senior preferred stock to TSI (see Note 6).

     The consolidated financial statements include the accounts of HealthVISION, Inc. and its subsidiary companies, all of which are wholly owned. The consolidated financial statements include the operations of the Predecessor Company prior to the merger with HCIA, Inc. combined with the operations of HealthVISION, Inc. relating only to the reporting entity which exists subsequent to the merger which excludes all operations of LBA. All intercompany transactions and balances have been eliminated in consolidation.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a significant net loss of $10,351,832 for the year ended December 31, 1997. Management expects the Company to incur additional losses and recognizes that the Company may need to raise additional debt or equity capital during 1998 in order to continue operations. The Company has obtained representation from a major shareholder as to its intent and ability to fund operations of the Company through at least January 1, 1999.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Software licenses, maintenance and services -- Revenue from license and service contracts is recognized on the percentage-of-completion method with progress-to-completion measured based upon labor costs incurred. Services include revenue derived from implementation and professional services related to project management, training, and hardware support. Revenue from maintenance is recognized over the period the customer support services are provided.

     Hardware revenue -- Hardware revenues represent revenue from sales of computers and related network equipment. Revenue from hardware sales is recognized at the later of shipment of the product or completion of significant obligations to the customer.

                               HEALTHVISION, INC.

     Deferred revenue -- Deferred revenues result from advance billings for which revenues have not been recognized.

     Unbilled receivables -- Unbilled receivables result from differences between revenue recognized and amounts invoiced to customers under the terms of the contracts.

     The Company's revenue recognition policy is in accordance with the provisions of the American Institute of Certified Public Accountant's Statement of Position 91-1, "Software Revenue Recognition," ("SOP 91-1").

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") which supersedes 91-1. The Company will be required to adopt this standard for the year ended December 31, 1998. Restatement of prior financial statements is prohibited. The Company does not expect the adoption of SOP 97-2 to adversely affect its financial position or results of operations for the year ending December 31, 1998.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of demand deposits and commercial paper which are highly liquid short-term investments with original maturities from date of purchase of 90 days or less. Such investments are stated at cost, which approximates fair value.

ACCOUNTS RECEIVABLE

     Accounts receivable are primarily from health care organizations in the United States and Canada. The Company conducts ongoing credit evaluations of its customers, maintains reserves for potential credit losses and does not require collateral. An allowance for doubtful accounts is maintained to provide for estimated uncollectible receivables. Actual uncollectible amounts could differ from such estimates.

EQUIPMENT AND FURNITURE

     Equipment and furniture are recorded at cost less accumulated depreciation. Depreciation is computed using rates calculated to amortize the cost of the assets less their residual values over their estimated useful lives of three to five years. Leasehold improvements are amortized over the terms of the respective leases, or useful lives of the assets, whichever is shorter.

SOFTWARE DEVELOPMENT COSTS

     Costs to develop the Company's products are expensed as incurred in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," which establishes accounting and reporting standards for research and development.

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," costs to complete a software product once technological feasibility has been established are capitalized and amortized over the estimated economic life of the software product on the straight-line basis, generally over three years. At each balance sheet date, the Company performs an evaluation assessing the recoverability of the unamortized capitalized costs by comparing such costs to the net realizable value of the related product. Costs related to the development of new software products incurred prior to establishing technological feasibility are expensed as incurred. The write-off and amortization of capitalized software development costs for the years ended December 31, 1996 and 1997, was $109,738 and $591,745, respectively.

                               HEALTHVISION, INC.

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." Under FAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate as of the balance sheet date. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated and reported as a separate component of stockholders' equity. Foreign exchange transaction adjustments are recorded in other income/expense in the period in which they occur.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

     The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and has adopted the disclosure only option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"). The effect of applying the fair value method under FAS 123 to the Company's stock options would result in pro forma net losses that are not materially different from the historical amounts reported.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets.

COMPREHENSIVE INCOME

     In 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("FAS 130"), "Reporting Comprehensive Income," which requires that all items that are required to be recognized under accounting standards as components of comprehensive income (revenues, expenses, gains, and losses) be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will comply with the requirements of FAS 130 for the year ending December 31, 1998.

                               HEALTHVISION, INC.

3.  EQUIPMENT AND FURNITURE

     Equipment and furniture consist of the following at December 31:

                                                                1996          1997
                                                             ----------    -----------
Equipment..................................................  $1,641,833    $ 1,991,971
Furniture, fixtures and leasehold improvements.............     378,558        383,007
                                                             ----------    -----------
                                                              2,020,391      2,374,978
Less accumulated depreciation and amortization.............    (379,210)    (1,252,144)
                                                             ----------    -----------
                                                             $1,641,181    $ 1,122,834
                                                             ==========    ===========

4.  INDEBTEDNESS

     On December 10, 1997, the Company issued a promissory note to its majority shareholder for $1,000,000. The note bears annual interest at 10% and is payable on demand. Accrued interest was $5,753 at December 31, 1997.

     Long-term debt consists of the following at December 31:

                                                                 1996         1997
                                                              ----------    ---------
Loan from Western Diversification Fund, noninterest
  bearing...................................................  $  105,054    $      --
Capital lease obligations, bearing interest at rates ranging from 8% to 15.5% per annum, payable in varying monthly
  installments plus interest through 1999...................     903,492      466,355
                                                              ----------    ---------
                                                               1,008,546      466,355
Less current portion........................................    (542,190)    (421,630)
                                                              ----------    ---------
                                                              $  466,356    $  44,725
                                                              ==========    =========

     Scheduled maturities of long-term debt as of December 31, 1997 are as follows:

                                                                CAPITAL LEASE
                                                                 OBLIGATIONS
                                                                -------------
1998........................................................      $454,275
1999........................................................        45,962
                                                                  --------
Total minimum payments......................................       500,237
Less amount representing interest...........................       (33,881)
                                                                  --------
Present value of minimum payments...........................      $466,356
                                                                  ========

     Equipment and furniture and the related accumulated depreciation under capital leases at December 31, 1996 were $982,473 and $152,150, respectively, and at December 31, 1997 were $982,473 and $609,762, respectively.

                               HEALTHVISION, INC.

5.  INCOME TAXES

     Significant components of the Company's deferred tax assets are as follows:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                              1996            1997
                                                           -----------    ------------
Net operating loss and research credit carryforwards.....  $ 6,400,000    $  9,100,000
Other....................................................           --         900,000
                                                           -----------    ------------
Total deferred tax assets................................    6,400,000      10,000,000
Valuation allowance......................................   (6,400,000)    (10,000,000)
                                                           -----------    ------------
Net deferred tax assets..................................  $        --    $         --
                                                           ===========    ============

     The valuation allowance increased by $6,400,000 and $3,600,000 for the years ended December 31, 1996 and 1997, respectively.

     At December 31, 1997, the Company has total U.S. and foreign (primarily Canada) net operating loss carryforwards of approximately $20,000,000 for income tax purposes. The December 31, 1997 balance consists of approximately $7,000,000 of Canadian loss carryforwards which expire in tax years 1998 through 2004 and approximately $11,000,000 of U.S. loss carryforwards which expire in tax years 2011 through 2012.

     Due to various limitations concerning utilization of net operating loss carryforwards, these loss carryforwards could expire prior to the statutory expiration dates.

6.  STOCKHOLDERS' EQUITY

REDEEMABLE SENIOR PREFERRED STOCK

     On January 29, 1997, the Company entered into an agreement, the "Stock Purchase Agreement," with a third party, TSI, under which the Company issued 60,000 shares of redeemable senior preferred stock at $100 per share for total cash proceeds of $6,000,000.

     The redeemable senior preferred stock has a par value of $.01, is convertible into common stock and has a cumulative dividend rate of 7% per annum. The holder of the redeemable senior preferred stock is entitled to voting rights equivalent to the number of common shares into which the preferred stock is convertible. The holder may convert any or all of the redeemable senior preferred stock into shares of common stock at a price equal to $100 per share plus an amount equal to any and all dividends accrued and unpaid. Each share of redeemable senior preferred stock shall be automatically converted into shares of common stock at the then effective conversion price upon the closing of an initial public offering. In the event of any liquidation, dissolution or winding up of the Company, and before any distribution or payment shall be made to the holders of the 7% preferred stock, the holders of redeemable senior preferred stock shall be entitled to an amount equal to $100 per share plus any and all dividends accrued and unpaid as of the date of such distribution or payment.

     So long as any shares of the redeemable senior preferred stock remain outstanding, in no event shall any dividend, whether in cash or other property, be paid or declared, or any distribution be made on the 7% preferred stock or the common stock. If liquidation occurs, redeemable senior preferred stockholders are entitled to receive a distribution of their liquidation preference first, followed by distributions to 7% preferred stockholders, and thereafter, any remaining assets will be distributed to common stockholders. Cumulative dividends earned but undeclared were $384,329 at December 31, 1997.

     At the written election of any holder of senior preferred stock made not less than 30 days prior to each of January 1, 2000, 2001, and 2002, the Company shall call for redemption, and shall redeem from

                               HEALTHVISION, INC.

such holder not later than 60 days after whichever January 1 shall be applicable, on each of the first two such redemption dates, up to one-third of the shares of senior preferred stock held by such holder on January 1, 2000, and on the last such redemption date up to the balance of senior preferred stock held by such holder, at a redemption price per share equal to the sum of the stated value thereof, plus an amount equal any and all dividends accrued or declared but unpaid on, and any and all other amounts owing with respect to, such shares on the redemption date. After March 31, 1998 or, if later, the option expiration date specified in the Stock Purchase Agreement, the Company shall have the right at its option to redeem as a whole, or from time to time in part, shares of senior preferred stock at a price equal to the stated value thereof per share, plus an amount equal to any and all dividends accrued and unpaid thereon, through the date of redemption.

7% PREFERRED STOCK

     The Company's 7% preferred stock consists of 58,678 designated shares of $.01 par preferred stock of which 58,678 shares were issued in August 1996 at $100 per share for cash proceeds totaling $5,867,800. The 7% preferred stock is non-voting and is entitled to a cumulative dividend rate of 7% per annum. The 7% preferred stock shares are not convertible into common stock. The Company may redeem any or all of the 7% preferred stock, at any time, at a price equal to $100 per share plus an amount equal to any and all dividends accrued and unpaid. Cumulative dividends earned but undeclared were $161,605 and $572,351 at December 31, 1996 and December 31, 1997, respectively.

WARRANTS

     In connection with its capital leases, the Company issued to the lessor a warrant to purchase 39,670 shares of its common stock at a price of $5.04 per share (the "Warrant"). The Warrant expires at the earlier of ten years after the date of grant, July 2005, or five years after the closing of an initial public offering of the Company's common stock. The holder also has the right to convert the Warrant into a number of shares of the Company's common stock based on the value of the warrant given the then-current fair market value of the Company's common stock.

7.  STOCK OPTIONS

1996 STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Stock Option Plan") was established effective August 10, 1996. The maximum number of shares authorized to be issued under the Stock Option Plan, as amended, is 1,400,000 shares of common stock. The Compensation Committee of the Company designated 362,583 of the shares authorized to be issued under the Stock Option Plan as bonus options (the "Bonus Options"). As of December 31, 1997, options to purchase 69,478 shares of common stock outstanding were Bonus Options.

     In order to protect all of the rights of Bonus Option holders in the event of a Liquidity Event (as defined below), Bonus Option agreements provide for the acceleration of vesting of all or a portion of outstanding Bonus Options upon the occurrence of a Liquidity Event. A Liquidity Event is defined as either (i) the consummation of an underwritten initial public offering of the Company's common stock, which has been registered under the Securities Act of 1933, as amended, or (ii) a Change of Control, as defined.

     During the year ended December 31, 1997, the Compensation Committee of the Company granted options to purchase 764,438 shares of common stock under the Plan which become vested at the rate of 30% 18 months after the grant date of the options and at the rate of 10% each six months thereafter. In addition, if TSI, a related party, exercises its purchase option, then these options shall vest in full.

                               HEALTHVISION, INC.

     The outstanding options granted under the Plan generally vest and become exercisable at a rate of 30% 18 months after the date of grant and an additional 10% every 6 months thereafter, subject to continued service as an employee; however, Bonus Options vest and become exercisable 10 days prior to the termination date of the Bonus Option, subject to continued service as an employee. Generally, the term of each outstanding option is 10 years. The exercise price for options granted under the Stock Option Plan is at least equal to 100% of the fair market value of the common stock of the Company on the date of grant. The Stock Option Plan permits the granting of stock options, including incentive stock options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options ("NQSOs") which do not qualify as ISOs.

     Stock option transactions are summarized as follows:

                                                     SHARES UNDER     EXERCISE      WEIGHTED-AVERAGE
                                                       OPTIONS          PRICE        EXERCISE PRICE
                                                     ------------    -----------    ----------------
Outstanding at July 15, 1996.......................          --      $        --         $  --
  Granted..........................................   1,169,066       .43 - 2.10           .59
  Exercised........................................      (2,975)             .43           .43
  Canceled.........................................    (269,240)      .43 - 2.10           .52
                                                      ---------      -----------         -----
Outstanding at December 31, 1996...................     896,851        43 - 2.10           .64
  Granted..........................................     769,438             2.10          2.10
  Exercised........................................     (21,238)             .43           .43
  Canceled.........................................    (626,692)      .43 - 2.10           .59
                                                      ---------      -----------         -----
Outstanding at December 31, 1997...................   1,018,359      $.43 - 2.10         $1.78
                                                      =========      ===========         =====

     Of the shares under options granted, 92,718 shares at a weighted-average exercise price of $.82 are exercisable and 331,644 shares are available for future option grants as of December 31, 1997.

     The weighted-average remaining contractual life for options outstanding at December 31, 1997 is nine years and the weighted-average grant date fair value of options granted during 1997 was $.53.

1996 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     On July 15, 1996, the Company adopted the 1996 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"). The Director Stock Option Plan provides for an automatic grant of NQSOs to purchase 3,000 shares of common stock to non-employee directors on the date such individuals are first appointed directors of the Company, and an automatic grant of an option to purchase an additional 1,000 shares of common stock on the day after each subsequent annual meeting of the Company's stockholders. The option price is equal to the fair market value of the common stock on the date of grant. Initial option grants vest and become exercisable as to one-third of the shares covered by the option on each annual anniversary of the date of grant if the holder remains a director on such date, provided that such options may become fully exercisable upon a director's resignation from the Board of Directors or death of the holder. Annual option grants vest and become exercisable as to 100% of the shares covered by the option on the six-month anniversary of the date of grant if the holder remains a director on such date, provided that such options may become fully exercisable upon a director's resignation from the Board of Directors or death of the holder. The Company has reserved 50,000 shares of common stock for issuance under the Director Stock Option Plan. All options granted under the Plan were either exercised or expired and no options were outstanding at December 31, 1997.

                               HEALTHVISION, INC.

8.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     Future minimum payments, under noncancellable office and equipment operating leases with initial terms of one year or more, consist of the following for the periods ended December 31:

1998........................................................  $  836,778
1999........................................................     771,660
2000........................................................     152,930
2001........................................................      31,952
2002........................................................          --
                                                              ----------
                                                              $1,793,320
                                                              ==========

     Total rent expense under all operating leases was approximately $1,113,000 and $1,160,000 for the years ended December 31, 1996 and 1997, respectively.

LEGAL PROCEEDINGS

     A subsidiary of the Company is currently a defendant to a civil complaint filed on July 6, 1995, in the Supreme Court of British Columbia, Canada, by Stratford General Hospital. The complaint alleges that Stratford General Hospital entered into a contract with the subsidiary for the maintenance and support of an integrated hospital management information system and that the subsidiary has refused to perform its obligations under such alleged contract. Stratford General Hospital is seeking unspecified compensatory damages from the subsidiary. The subsidiary has filed a defense denying that it entered into such an alleged contract with Stratford General Hospital. The Company believes that the suit is totally without merit and intends to defend its position vigorously. In the opinion of management, resolution of this matter is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's future results of operations or cash flows in a particular period.

9.  DEFINED CONTRIBUTION PENSION PLAN

     The Company has a deferred compensation plan for all full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the 401(k) Plan, member employees may contribute varying amounts of their annual compensation (to a maximum of $9,500). The Plan provides for discretionary employer contributions to the Plan. As of December 31, 1997, there have been no employer contributions to the Plan.

10.  RELATED PARTY TRANSACTIONS

     In July 1997, the Company entered into a marketing assistance and value added remarketer agreement with TSI, a related party and shareholder. This agreement requires the Company to pay from 5% to 20% of the software license fee for any contracts in which TSI was involved in the marketing efforts on the Company's behalf. The Company had an outstanding payable at December 31, 1997 of $399,770 to TSI for marketing and consulting services performed for various customers on behalf of the Company. These marketing and consulting fees were incurred and expensed during 1997.

                               HEALTHVISION, INC.

11.  INFORMATION BY GEOGRAPHIC AREA

     Information regarding the Company's operations by geographic area for the years ended December 31, 1996 and 1997 is as follows:

                                                              1996            1997
                                                          ------------    ------------
Revenues:
  Canada................................................  $  5,433,695    $  4,222,950
  United States.........................................     1,986,585       3,815,613
  Other.................................................     1,211,699       1,115,770
                                                          ------------    ------------
          Total.........................................  $  8,631,979    $  9,154,333
                                                          ============    ============
Operating income (losses):
  Canada................................................  $ (4,623,713)   $ (4,468,669)
  United States.........................................   (11,824,893)     (6,452,996)
  Other.................................................       469,092         658,036
                                                          ------------    ------------
          Total.........................................  $(15,979,514)   $(10,263,629)
                                                          ============    ============
Total assets:
  Canada................................................  $  3,416,642    $  1,702,319
  United States.........................................     4,441,670       2,691,569
  Other.................................................       404,703          69,701
                                                          ------------    ------------
          Total.........................................  $  8,263,015    $  4,463,589
                                                          ============    ============

12.  SUBSEQUENT EVENTS

ISSUANCE OF PROMISSORY NOTES

     In February, August and September 1998, the Company issued promissory notes aggregating approximately $2,600,000 to certain stockholders in exchange for cash. The notes bear an annual interest rate of 10% and are payable on demand.

MERGER WITH TSI

     On October 28, 1998, the Company entered into an agreement and plan of reorganization with TSI, under the terms of which the Company will be merging with a subsidiary of TSI subject to customary closing conditions. The purchase price consists of $25.6 million of cash and contingent payments based upon future sales milestones of up to an additional $10.8 million of cash.

     The unaudited interim condensed consolidated financial statements as of September 30, 1998 and for the nine month periods ended September 30, 1997 and 1998, include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Ernst & Young LLP has not compiled, reviewed or performed any audit procedures relating to the unaudited interim financial information as of September 30, 1998 or for the nine month periods ended September 30, 1997 and 1998.

                               HEALTHVISION, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998
                                  (UNAUDITED)

                                                              SEPTEMBER 30,
                                                                  1998
                                                              -------------
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................  $    562,318
  Accounts receivable, net..................................     3,046,806
  Unbilled receivables......................................       649,373
  Prepaid expenses..........................................       801,919
                                                              ------------
          Total current assets..............................     5,060,416
Equipment and furniture, net................................       667,824
Capitalized and purchased software, net.....................       101,744
                                                              ------------
          Total assets......................................  $  5,829,984
                                                              ============

                   LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $    400,749
  Accrued compensation and related liabilities..............       750,201
  Deferred revenue..........................................     6,660,022
  Other accrued liabilities.................................     1,328,360
  Current portion of long-term debt.........................       114,170
  Notes to stockholders.....................................     3,818,079
                                                              ------------
          Total current liabilities.........................    13,071,581
Redeemable preferred stock..................................     6,000,000

Stockholders' deficit:
  Preferred stock...........................................           587
  Common stock..............................................        57,627
  Additional paid-in capital................................     6,219,918
  Cumulative foreign currency adjustment....................        80,990
  Accumulated deficit.......................................   (19,600,719)
                                                              ------------
          Total stockholders' deficit.......................   (13,241,597)
                                                              ------------
            Total liabilities and stockholders' deficit.....  $  5,829,984
                                                              ============

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                               HEALTHVISION, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                  1997               1998
                                                              -------------      -------------
Revenues:
  Software licenses, maintenance and services...............   $ 6,395,282        $ 9,415,809
  Hardware..................................................       557,085                 --
                                                               -----------        -----------
          Total revenues....................................     6,952,367          9,415,809
                                                               -----------        -----------
Costs and expenses:
  Cost of systems and services revenues.....................     3,812,476          3,796,015
  Cost of hardware revenues.................................       405,364                 --
  Product development.......................................     4,799,639          5,274,155
  Sales and marketing.......................................     3,276,834          3,348,979
  General and administrative................................     1,576,560          2,052,328
                                                               -----------        -----------
          Total costs and expenses..........................    13,870,873         14,471,477
                                                               -----------        -----------
            Loss from operations............................    (6,918,506)        (5,055,668)
Other income (expense):
  Interest income...........................................        95,498             15,610
  Interest expense..........................................       (83,859)          (191,322)
  Foreign currency transaction loss.........................       (12,409)           (27,724)
                                                               -----------        -----------
          Total other income (expense) net..................          (770)          (203,436)
                                                               -----------        -----------
Net loss before foreign taxes...............................    (6,919,276)        (5,259,104)
Foreign taxes...............................................       (75,000)           (86,422)
                                                               -----------        -----------
Net loss....................................................    (6,994,276)        (5,345,526)
Preferred stock dividend....................................      (585,681)          (621,352)
                                                               -----------        -----------
Net loss available to common stockholders...................   $(7,579,957)       $(5,966,878)
                                                               ===========        ===========

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

                               HEALTHVISION, INC.

 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                  (UNAUDITED)

                                                      ADDITIONAL                  CUMULATIVE        TOTAL
                             7% PREFERRED   COMMON     PAID-IN     ACCUMULATED    TRANSLATION   STOCKHOLDER'S
                                STOCK        STOCK     CAPITAL       DEFICIT      ADJUSTMENT       DEFICIT
                             ------------   -------   ----------   ------------   -----------   -------------
Balance at December 31,
  1997.....................      $587       $57,576   $5,817,293   $(14,255,193)    $17,566     $ (8,362,171)
Issuance of shares of
  common stock upon
  exercise of options......                      51        2,625                                       2,676
Equity contribution........                              400,000                                     400,000
Translation adjustment.....                                                          63,424           63,424
Net loss...................                                          (5,345,526)                  (5,345,526)
                                 ----       -------   ----------   ------------     -------     ------------
Balance at September 30,
  1998.....................      $587       $57,627   $6,219,918   $(19,600,719)    $80,990     $(13,241,597)
                                 ====       =======   ==========   ============     =======     ============

                               HEALTHVISION, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 1997          1998
                                                              -----------   -----------
Operating activities:
Net loss....................................................  $(6,994,276)  $(5,345,526)
                                                              -----------   -----------
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................      980,566       596,881
  Capitalized software development costs....................     (250,000)           --
  Loss on disposal of equipment.............................       29,307         2,823
  Changes in operating assets and liabilities:
     Accounts receivable....................................     (549,474)   (1,629,448)
     Unbilled receivables...................................      170,498      (447,410)
     Prepaid expenses.......................................     (193,024)      173,454
     Accounts payable.......................................      (18,743)      112,130
     Accrued compensation and related liabilities...........     (306,684)       48,702
     Accrued interest on notes payable to stockholders......           --       159,938
     Deferred revenue.......................................      601,214     3,558,890
     Other accrued liabilities..............................      211,659        65,958
                                                              -----------   -----------
          Total adjustments to reconcile net loss to net
            cash provided by operating activities...........      675,319     2,641,918
                                                              -----------   -----------
               Net cash used in operating activities........   (6,318,957)   (2,703,608)
                                                              -----------   -----------
Investing activities:
Proceeds from sale of equipment.............................        1,708           125
Purchase of equipment and furniture.........................     (454,282)     (144,819)
Purchase of capitalized software development costs..........      (99,142)           --
                                                              -----------   -----------
       Net cash used in investing activities................     (551,716)     (144,694)
                                                              -----------   -----------
Financing activities:
Proceeds from issuance of redeemable senior preferred
  stock.....................................................    6,000,000            --
Proceeds from issuance of notes payable to stockholder......           --     2,652,388
Proceeds from issuance of common stock......................        4,666         2,676
Sale of common stock........................................           --            --
Equity contribution.........................................           --       400,000
Principal payments on long-term debt........................     (427,540)     (352,185)
                                                              -----------   -----------
       Net cash provided by financing activities............    5,577,126     2,702,879
                                                              -----------   -----------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       27,021        63,424
                                                              -----------   -----------
Net increase in cash and cash equivalents...................   (1,266,526)      (81,999)
Cash and cash equivalents, beginning of period..............    2,316,324       644,317
                                                              -----------   -----------
Cash and cash equivalents, end of period....................  $ 1,049,798   $   562,318
                                                              ===========   ===========
Supplemental disclosure:
Cash paid for interest......................................  $    83,859   $    31,384
                                                              ===========   ===========

The accompanying notes are an integral part to these unaudited condensed consolidated financial statements.

                               HEALTHVISION, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 1998

1.  BASIS OF PRESENTATION

     The condensed consolidated financial statements include all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the periods indicated. All such adjustments are considered of normal recurring nature. Quarterly results of operations are not necessarily indicative of annual results.

     Certain financial information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in this Joint Proxy Statement/Prospectus.

2.  SUBSEQUENT EVENT

     On October 28, 1998, the Company entered into a definitive agreement to be acquired by TSI. The purchase price will consist of $25.6 million cash and the assumption of certain liabilities totalling $9.3 million. The acquisition will be accounted for as a purchase, reflecting an estimated aggregate purchase price, including TSI's initial 1997 investment, of $40.7 million, which includes $6.4 million previously paid by TSI and $9.3 million of assumed liabilities, net of cash acquired. The acquisition is expected to be completed in early December 1998.

                                                                         ANNEX A

                                                                  EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                              ECLIPSYS CORPORATION

                           EXERCISE ACQUISITION CORP.

                                      AND

                            TRANSITION SYSTEMS, INC.

                                October 29, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I
  THE MERGER................................................   A-1
  Section 1.01 Effective Time of the Merger.................   A-1
  Section 1.02 Closing......................................   A-1
  Section 1.03 Effects of the Merger........................   A-1
  Section 1.04 Directors of Eclipsys........................   A-1

ARTICLE II
  CONVERSION OF SECURITIES..................................   A-2
  Section 2.01 Conversion of Capital Stock..................   A-2
  Section 2.02 Exchange of Certificates.....................   A-3

ARTICLE III
  REPRESENTATIONS AND WARRANTIES OF TSI.....................   A-5
  Section 3.01 Organization of TSI..........................   A-5
  Section 3.02 TSI Capital Structure........................   A-5
  Section 3.03 Authority; No Conflict; Required Filings and
     Consents...............................................   A-6
  Section 3.04 SEC Filings; Financial Statements............   A-7
  Section 3.05 No Undisclosed Liabilities...................   A-7
  Section 3.06 Absence of Certain Changes or Events.........   A-7
  Section 3.07 Taxes........................................   A-8
  Section 3.08 Properties...................................   A-9
  Section 3.09 Intellectual Property........................   A-9
  Section 3.10 Agreements, Contracts and Commitments........  A-10
  Section 3.11 Litigation...................................  A-11
  Section 3.12 Environmental Matters........................  A-11
  Section 3.13 Employee Benefit Plans.......................  A-11
  Section 3.14 Compliance With Laws.........................  A-12
  Section 3.15 Accounting and Tax Matters...................  A-12
  Section 3.16 Registration Statement; Proxy
     Statement/Prospectus...................................  A-12
  Section 3.17 Labor Matters................................  A-13
  Section 3.18 Insurance; Risk Management...................  A-13
  Section 3.19 No Existing Discussions......................  A-13
  Section 3.20 Opinion of Financial Advisor.................  A-13
  Section 3.21 Anti-Takeover Laws...........................  A-13
  Section 3.22 Insider Trading Policies and Practices.......  A-13

ARTICLE IV
  REPRESENTATIONS AND WARRANTIES OF ECLIPSYS AND SUB........  A-14
  Section 4.01 Organization of Eclipsys and Sub.............  A-14
  Section 4.02 Eclipsys Capital Structure...................  A-14
  Section 4.03 Authority; No Conflict; Required Filings and
     Consents...............................................  A-15
  Section 4.04 SEC Filings; Financial Statements............  A-16
  Section 4.05 No Undisclosed Liabilities...................  A-16
  Section 4.06 Absence of Certain Changes or Events.........  A-16
  Section 4.07 Taxes........................................  A-16
  Section 4.08 Properties...................................  A-17
  Section 4.09 Intellectual Property........................  A-17

                                                              PAGE
                                                              ----
  Section 4.10 Agreements, Contracts and Commitments........  A-18
  Section 4.11 Litigation...................................  A-18
  Section 4.12 Environmental Matters........................  A-18
  Section 4.13 Employee Benefit Plans.......................  A-19
  Section 4.14 Compliance With Laws.........................  A-19
  Section 4.15 Accounting and Tax Matters...................  A-19
  Section 4.16 Registration Statement; Proxy
     Statement/Prospectus...................................  A-19
  Section 4.17 Labor Matters................................  A-20
  Section 4.18 Insurance; Risk Management...................  A-20
  Section 4.19 No Existing Discussions......................  A-20
  Section 4.20 Opinion of Financial Advisor.................  A-20
  Section 4.21 Anti-Takeover Laws...........................  A-20
  Section 4.22 Insider Trading Policies and Practices.......  A-20
  Section 4.23 Interim Operations of Sub....................  A-20

ARTICLE V
  CONDUCT OF BUSINESS.......................................  A-21
  Section 5.01 Covenants of TSI.............................  A-21
  Section 5.02 Covenants of Eclipsys........................  A-22
  Section 5.03 Cooperation..................................  A-23
  Section 5.04 HealthVISION Acquisition.....................  A-23
  Section 5.05 Voting Agreements............................  A-23
  Section 5.06 Eclipsys Permitted Acquisitions..............  A-23

ARTICLE VI
  ADDITIONAL AGREEMENTS.....................................  A-24
  Section 6.01 No Solicitation..............................  A-24
  Section 6.02 Proxy Statement/Prospectus; Registration
     Statement..............................................  A-24
  Section 6.03 Nasdaq Quotation.............................  A-25
  Section 6.04 Access to Information........................  A-25
  Section 6.05 Stockholders' Meetings.......................  A-25
  Section 6.06 Legal Conditions to Merger...................  A-25
  Section 6.07 Public Disclosure............................  A-26
  Section 6.08 Tax-Free Reorganization......................  A-26
  Section 6.09 Pooling Accounting...........................  A-26
  Section 6.10 Affiliate Agreements.........................  A-27
  Section 6.11 Nasdaq Quotation.............................  A-27
  Section 6.12 Stock Plans and Warrants.....................  A-27
  Section 6.13 Brokers or Finders...........................  A-28
  Section 6.14 Indemnification..............................  A-28
  Section 6.15 Letter of Eclipsys' Accountants..............  A-29
  Section 6.16 Letter of TSI's Accountants..................  A-29
  Section 6.17 Warburg Registration Rights Agreement........  A-29

ARTICLE VII
  CONDITIONS TO MERGER......................................  A-29
  Section 7.01 Conditions to Each Party's Obligation To
     Effect the Merger......................................  A-29
  Section 7.02 Additional Conditions to Obligations of
     Eclipsys and Sub.......................................  A-30
  Section 7.03 Additional Conditions to Obligations of
     TSI....................................................  A-31

                                                              PAGE
                                                              ----
ARTICLE VIII
  TERMINATION AND AMENDMENT.................................  A-31
  Section 8.01 Termination..................................  A-31
  Section 8.02 Effect of Termination........................  A-32
  Section 8.03 Fees and Expenses............................  A-32
  Section 8.04 Amendment....................................  A-34
  Section 8.05 Extension; Waiver............................  A-34

ARTICLE IX
MISCELLANEOUS...............................................  A-35
  Section 9.01 Nonsurvival of Representations, Warranties
     and Agreements.........................................  A-35
  Section 9.02 Notices......................................  A-35
  Section 9.03 Interpretation...............................  A-35
  Section 9.04 Counterparts.................................  A-36
  Section 9.05 Entire Agreement; No Third Party
     Beneficiaries..........................................  A-36
  Section 9.06 Governing Law................................  A-36
  Section 9.07 Assignment...................................  A-36
Exhibit A -- Voting Agreement...............................  A-38
Exhibit B -- Affiliate Agreement............................  A-48

                                                              PAGE
                                                              ----
                   TABLE OF DEFINED TERMS
Acquisition Proposal........................................  Section 6.01(a)
Affiliate...................................................  Section 6.10
Affiliate Agreement.........................................  Section 6.10
Agreement...................................................  Preamble
Alternative Transaction.....................................  Section 8.03(g)
Antitrust Laws..............................................  Section 6.06(b)
Articles of Merger..........................................  Section 1.01
Bankruptcy and Equity Exception.............................  Section 3.03(a)
Certificates................................................  Section 2.02(b)
Closing.....................................................  Section 1.02
Closing Date................................................  Section 1.02
Code........................................................  Preamble
Confidentiality Agreement...................................  Section 6.01(a)
Constituent Corporations....................................  Section 1.03
Costs.......................................................  Section 6.14(a)
Dissenting Shares...........................................  Section 2.01(d)
Effective Time..............................................  Section 1.01
Environmental Law...........................................  Section 3.12(a)
ERISA.......................................................  Section 3.13(a)
ERISA Affiliate.............................................  Section 3.13(a)
Exchange Act................................................  Section 3.03(c)
Exchange Agent..............................................  Section 2.02(a)
Exchange Fund...............................................  Section 2.02(a)
Exchange Ratio..............................................  Section 2.01(c)
Eclipsys....................................................  Preamble
Eclipsys Affiliated Group...................................  Section 4.07(a)
Eclipsys Affiliated Period..................................  Section 4.07(a)
Eclipsys Balance Sheet......................................  Section 4.04(b)
Eclipsys Common Stock.......................................  Section 4.02(a)
Eclipsys Disclosure Schedule................................  Article IV
Eclipsys Employee Plans.....................................  Section 4.13(a)
Eclipsys Intellectual Property Rights.......................  Section 4.09(a)
Eclipsys Material Adverse Effect............................  Section 4.01
Eclipsys Material Contracts.................................  Section 4.10
Eclipsys Material Covenants.................................  Section 8.03(d)
Eclipsys Non-Voting Common Stock............................  Section 4.02(a)
Eclipsys Permitted Acquisition..............................  Section 5.02(d)
Eclipsys Possible Acquisition...............................  Section 4.19
Eclipsys Preferred Stock....................................  Section 4.02(a)
Eclipsys SEC Reports........................................  Section 4.04(a)
Eclipsys Stock Plans........................................  Section 4.02(a)
Eclipsys Stockholders' Meeting..............................  Section 3.16
Eclipsys Termination Fee Event..............................  Section 8.03(c)
Eclipsys Third Party Intellectual Property Rights...........  Section 4.09(b)
Eclipsys Voting Common Stock................................  Section 2.01(b)
Eclipsys Voting Proposals...................................  Section 6.05(a)
Eclipsys Warrants...........................................  Section 4.02(a)

GAAP........................................................  Section 3.04(b)
Governmental Entity.........................................  Section 3.03(c)
Hazardous Substance.........................................  Section 3.12(c)
HealthVISION................................................  Section 3.19
HealthVISION Acquisition....................................  Section 3.19
IISR ACT....................................................  Section 3.03(a)
Indemnified Parties.........................................  Section 6.14(a)
IRS.........................................................  Section 3.07(b)
Joint Proxy Statement.......................................  Section 3.16
Material Adverse Change.....................................  Section 3.06
MBCL........................................................  Section 1.01
Merger......................................................  Preamble
Off-the-Shelf Software......................................  Section 3.09(a)
Order.......................................................  Section 7.01(e)
Outside Date................................................  Section 8.01(b)
Registration Rights Agreement...............................  Section 6.17
Registration Statement......................................  Section 3.16
Rule 145....................................................  Section 6.10
SEC.........................................................  Section 3.03(c)
Second Request..............................................  Section 6.06(b)
Securities Act..............................................  Section 3.04(a)
Stock Purchase Plan.........................................  Section 6.12(f)
Sub.........................................................  Preamble
Subsidiary..................................................  Section 3.01
Superior Proposal...........................................  Section 6.01(a)
Surviving Corporation.......................................  Section 1.03
Tax.........................................................  Section 3.07(a)
Taxes.......................................................  Section 3.07(a)
Tax Returns.................................................  Section 3.07(a)
Third Party.................................................  Section 8.03(g)
TSI.........................................................  Preamble
TSI Affiliated Group........................................  Section 3.07(b)
TSI Affiliated Period.......................................  Section 3.07(b)
TSI Balance Sheet...........................................  Section 3.04(b)
TSI Common Stock............................................  Section 2.01(b)
TSI Designees...............................................  Section 1.04(a)
TSI Disclosure Schedule.....................................  Article III
TSI Employee Plans..........................................  Section 3.13(a)
TSI Intellectual Property Rights............................  Section 3.09(a)
TSI Material Adverse Effect.................................  Section 3.01
TSI Material Contracts......................................  Section 3.10
TSI Material Covenants......................................  Section 8.03(b)
TSI Non-Voting Common Stock.................................  Section 2.01(b)
TSI Preferred Stock.........................................  Section 3.02(a)
TSI SEC Reports.............................................  Section 3.04(a)
TSI Stock Option............................................  Section 6.12(a)
TSI Stock Plans.............................................  Section 3.02(a)
TSI Stockholders' Meeting...................................  Section 3.16
TSI Termination Fee Event...................................  Section 8.03(e)

TSI Third Party Intellectual Property.......................  Section 3.09(b)
TSI Voting Common Stock.....................................  Section 2.01(b)
TSI Warrants................................................  Section 3.02(a)
Warburg.....................................................  Section 5.05
Warburg Registration Rights Agreement.......................  Section 6.17
Year 2000 Compliant.........................................  Section 3.09(d)

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of October 29, 1998, by and among Eclipsys Corporation, a Delaware corporation ("Eclipsys"), Exercise Acquisition Corp., a Massachusetts corporation and a direct, wholly-owned subsidiary of Eclipsys ("Sub"), and Transition Systems, Inc., a Massachusetts corporation ("TSI").

     WHEREAS, the Boards of Directors of Eclipsys and TSI deem it advisable and in the best interests of each corporation and its respective stockholders that Eclipsys and TSI combine in order to advance the long-term business interests of Eclipsys and TSI;

     WHEREAS, the combination of Eclipsys and TSI shall be effected by the terms of this Agreement through a merger in which the stockholders of TSI will become stockholders of Eclipsys (the "Merger");

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01 Effective Time of the Merger. Subject to the provisions of this Agreement, articles of merger in such form as shall be required by the relevant provisions of the Massachusetts Business Corporation Law ("MBCL") (the "Articles of Merger") shall be duly prepared, executed and acknowledged by the Surviving Corporation (as defined in Section 1.03) and thereafter delivered to the Secretary of State of the Commonwealth of Massachusetts, for filing, as provided in the MBCL, as soon as practicable on or after the Closing Date (as defined in Section 1.02). The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts or at such time thereafter as shall be provided in the Articles of Merger (the "Effective Time").

     SECTION 1.02 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., Eastern Time, on a date to be specified by Eclipsys and TSI, which shall be no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Sections 7.01, 7.02 and 7.03 (the "Closing Date"), at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, unless another date, place or time is agreed to in writing by Eclipsys and TSI.

     SECTION 1.03 Effects of the Merger. At the Effective Time (i) the separate existence of Sub shall cease and Sub shall be merged with and into TSI (Sub and TSI are sometimes referred to below as the "Constituent Corporations" and TSI is sometimes referred to herein as the "Surviving Corporation"), (ii) the Articles of Organization of Sub immediately prior to the Effective Time shall be the Articles of Organization of the Surviving Corporation, except that the name of the corporation set forth therein shall be changed to the name of TSI, (iii) the Bylaws of the Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, except that the name of the corporation set forth therein shall be changed to the name of TSI, and (iv) the purpose of the Surviving Corporation shall be as set forth in Article II of the Articles of Organization of Sub immediately prior to the Effective Date.

     SECTION 1.04 Directors of Eclipsys.

     (a) Prior to the Effective Time, Eclipsys shall (i) increase the number of the members of the Board of Directors of Eclipsys to nine and (ii) take such action as may be necessary such that Robert F. Raco and Patrick T. Hackett (the "TSI Designees") shall have been elected to the Board of Directors of Eclipsys as of the Effective Time, Mr. Raco to be assigned to Class II and Mr. Hackett to be assigned to Class III on the Eclipsys Board of Directors. If, prior to the Effective Time, any of the TSI Designees shall decline or be unable to serve as a TSI Designee, TSI shall designate another person to serve in such person's stead, which person shall be reasonably acceptable to Eclipsys.

     (b) The directors of Eclipsys elected pursuant to Section 1.04(a) shall hold their positions until their resignation or removal or the election or appointment of their successors in the manner provided by Eclipsys' charter documents and applicable law.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     SECTION 2.01 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of TSI Common Stock or capital stock of Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Common Stock of the Surviving Corporation.

          (b) Cancellation of Treasury Stock and Eclipsys-Owned Stock. All shares of Common Stock of TSI, $.01 par value ("TSI Voting Common Stock"), and all shares of Non-Voting Common Stock of TSI, $.01 par value ("TSI Non-Voting Common Stock" and, together with the TSI Voting Common Stock, "TSI Common Stock"), that are owned by TSI as treasury stock and any shares of TSI Common Stock owned by Eclipsys, Sub or any other wholly-owned Subsidiary (as defined in Section 3.01) of Eclipsys shall be cancelled and retired and shall cease to exist and no stock of Eclipsys or other consideration shall be delivered in exchange therefor. All shares of Common Stock, $.01 par value per share, of Eclipsys ("Eclipsys Voting Common Stock") owned by TSI shall be unaffected by the Merger.

          (c) Exchange Ratio for TSI Common Stock. Subject to Section 2.02, each issued and outstanding share of TSI Common Stock (other than shares, if any, as to which dissenters' rights, if any, are perfected and shares to be cancelled in accordance with Section 2.01(b)) shall be converted into the right to receive 0.525 shares (the "Exchange Ratio") of Eclipsys Voting Common Stock. All such shares of TSI Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Eclipsys Voting Common Stock and any cash in lieu of fractional shares of Eclipsys Voting Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.02, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Eclipsys Voting Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

          (d) Dissenting Shares. For purposes of this Agreement, "Dissenting Shares" means shares of TSI Common Stock held as of the Effective Time by a stockholder of TSI who has not voted such shares in favor of the adoption of this Agreement and the Merger and with respect to which appraisal shall have been duly demanded and perfected in accordance with Sections 85 through 98 of the MBCL and not effectively withdrawn or forfeited prior to the Effective Time. Dissenting Shares shall not be converted into or represent the right to receive any shares of Eclipsys Voting Common Stock unless such stockholder's right to appraisal shall have ceased in accordance with Section 96 of the MBCL. If such stockholder has so forfeited or withdrawn his right to appraisal of Dissenting Shares, then
     (i) as of the occurrence of such event, such holder's Dissenting Shares shall cease to be

     Dissenting Shares and shall thereupon be deemed to have been converted, as of the Effective Time, into and represent shares of Eclipsys Voting Common Stock, without interest thereon, as provided in Section 2.01(c) hereof. TSI shall give Eclipsys (x) prompt notice of any written demands for appraisal of any shares of TSI Common Stock, withdrawals of such demands, and any other instruments that relate to such demands received by TSI and (y) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the MBCL. TSI shall not, except with the prior written consent of Eclipsys, make any payment with respect to any demands for appraisal of shares of TSI Common Stock or offer to settle or settle any such demands.

     SECTION 2.02 Exchange of Certificates. The procedures for exchanging outstanding shares of TSI Common Stock for Eclipsys Voting Common Stock pursuant to the Merger are as follows:

          (a) Exchange Agent. As of the Effective Time, Eclipsys shall deposit with a bank or trust company designated by Eclipsys and TSI (the "Exchange Agent"), for the benefit of the holders of shares of TSI Common Stock, for exchange in accordance with this Section 2.02, through the Exchange Agent,
     (i) certificates representing the shares of Eclipsys Voting Common Stock (such shares of Eclipsys Voting Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for outstanding shares of TSI Common Stock and (ii) an amount of cash sufficient to fund all cash payments in lieu of fractional shares to be paid pursuant to subsection (e) below.

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of TSI Common Stock (the "Certificates") whose shares were converted pursuant to Section 2.01 into the right to receive shares of Eclipsys Voting Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Eclipsys and TSI may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Eclipsys Voting Common Stock (plus cash in lieu of fractional shares, if any, of Eclipsys Voting Common Stock as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Eclipsys and TSI, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Eclipsys Voting Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of TSI Common Stock which is not registered in the transfer records of TSI, a certificate representing the proper number of shares of Eclipsys Voting Common Stock may be issued to a transferee if the Certificate representing such TSI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Eclipsys Voting Common Stock and cash in lieu of any fractional shares of Eclipsys Voting Common Stock as contemplated by this Section 2.02.

          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Eclipsys Voting Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Eclipsys Voting Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (e) below until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Eclipsys Voting Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a

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     fractional share of Eclipsys Voting Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Eclipsys Voting Common Stock, and
     (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Eclipsys Voting Common Stock.

          (d) No Further Ownership Rights in TSI Common Stock. All shares of Eclipsys Voting Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to subsection (c) or (e) of this Section 2.02) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of TSI Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by TSI on such shares of TSI Common Stock in accordance with the terms of this Agreement (to the extent permitted under Section 5.01) prior to the date hereof and which remain unpaid at the Effective Time, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of TSI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this
     Section 2.02.

          (e) No Fractional Shares. No certificate or scrip representing fractional shares of Eclipsys Voting Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Eclipsys. Notwithstanding any other provision of this Agreement, each holder of shares of TSI Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Eclipsys Voting Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Eclipsys Voting Common Stock multiplied by the average of the last reported sales prices of Eclipsys Voting Common Stock, as reported on the Nasdaq National Market, on each of the ten trading days immediately preceding the Closing Date.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the stockholders of TSI for 180 days after the Effective Time shall be delivered to Eclipsys, upon demand, and any stockholders of TSI who have not previously complied with this Section 2.02 shall thereafter look only to Eclipsys for payment of their claim for Eclipsys Voting Common Stock, any cash in lieu of fractional shares of Eclipsys Voting Common Stock and any dividends or distributions with respect to Eclipsys Voting Common Stock.

          (g) No Liability. Neither Eclipsys nor TSI shall be liable to any holder of shares of TSI Common Stock or Eclipsys Voting Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (h) Withholding Rights. Each of Eclipsys and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of TSI Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Eclipsys, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of TSI Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Eclipsys, as the case may be.

          (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such

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
     reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Eclipsys Voting Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Eclipsys Voting Common Stock deliverable in respect thereof pursuant to this Agreement.

          (j) Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any Affiliate (as defined in Section 6.10) of TSI shall not be exchanged until Eclipsys has received an Affiliate Agreement (as defined in Section 6.10) from such Affiliate.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF TSI

     TSI represents and warrants to Eclipsys and Sub that the statements contained in this Article III are true and correct except as set forth in the disclosure schedule delivered by TSI to Eclipsys on or before the date of this Agreement (the "TSI Disclosure Schedule"). The TSI Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III and the disclosure in any section or paragraph shall qualify other sections and paragraphs in this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

     SECTION 3.01 Organization of TSI. Each of TSI and its Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a TSI Material Adverse Effect (as defined below). Except as set forth in the TSI SEC Reports (as defined in Section 3.04) filed prior to the date hereof, neither TSI nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by TSI and comprising less than five percent (5%) of the outstanding stock of such company. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. For purposes of this Agreement, the term "TSI Material Adverse Effect" means any effect that is, or would reasonably be expected to be, materially adverse to the financial condition, results of operations, cash flows, business or properties of TSI and its Subsidiaries, taken as a whole.

     SECTION 3.02 TSI Capital Structure.

     (a) The authorized capital stock of TSI consists of 30,000,000 shares of TSI Voting Common Stock, $.01 par value, 1,000,000 shares of TSI Non-Voting Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value ("TSI Preferred Stock"). As of September 30, 1998, (i) 18,035,983 shares of TSI Voting Common Stock and 356,262 shares of TSI Non-Voting Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 297,928 shares of TSI Non-Voting Common Stock were reserved for issuance upon the exercise of certain warrants (the "TSI Warrants") having an exercise price of $.01 per share, and (iii) no shares of TSI Common Stock were held in the treasury of TSI or by Subsidiaries of TSI. Section 3.02 of the TSI Disclosure Schedule

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

shows the number of shares of TSI Voting Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of September 30, 1998 and the plans under which such options were granted (collectively, the "TSI Stock Plans"). No material change in such capitalization has occurred between September 30, 1998 and the date of this Agreement. As of the date of this Agreement, none of the shares of TSI Preferred Stock is issued and outstanding. All shares of TSI Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of TSI or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of TSI Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of Subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each of TSI's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares in the case of foreign Subsidiaries) are owned by TSI or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in TSI's voting rights, charges or other encumbrances of any nature.

     (b) Except as set forth in this Section 3.02 or as reserved for future grants of options under the TSI Stock Plans, the TSI Warrants or the Eclipsys Stock Option Agreement, there are no equity securities of any class of TSI or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in the TSI SEC Reports filed prior to the date hereof, in the Eclipsys Stock Option Agreement or disclosed in Section 3.02 of the TSI Disclosure Schedule, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which TSI or any of its Subsidiaries is a party or by which it is bound obligating TSI or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of TSI or any of its Subsidiaries or obligating TSI or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. No consent is required from the holders of TSI Stock Options (as defined below) in connection with the conversion of the TSI Stock Options into options to purchase Eclipsys Voting Common Stock as contemplated by
Section 6.12. To the best knowledge of TSI, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of TSI.

     SECTION 3.03 Authority; No Conflict; Required Filings and Consents.

     (a) TSI has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by TSI have been duly authorized by all necessary corporate action on the part of TSI, subject only to the approval of the Merger by TSI's stockholders under the MBCL. This Agreement has been duly executed and delivered by TSI and constitutes the valid and binding obligation of TSI, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

     (b) The execution and delivery of this Agreement by TSI does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Articles of Organization or Bylaws of TSI, each as amended to date, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which TSI or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to TSI or any of its Subsidiaries or any of its or their

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properties or assets, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses which are not, individually or in the aggregate, reasonably likely to have a TSI Material Adverse Effect.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to TSI or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any other documents or information requested by the United States Department of Justice or the United States Federal Trade Commission in connection therewith, (ii) the filing of the Articles of Merger with the Secretary of State of Massachusetts, (iii) the filing of the Joint Proxy Statement (as defined in Section 3.16 below) with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a TSI Material Adverse Effect.

     SECTION 3.04 SEC Filings; Financial Statements.

     (a) TSI has filed and made available to Eclipsys all forms, reports and documents required to be filed by TSI with the SEC since April 18, 1996 other than registration statements on Form S-8 (collectively, the "TSI SEC Reports"). The TSI SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such TSI SEC Reports or necessary in order to make the statements in such TSI SEC Reports, in the light of the circumstances under which they were made, not misleading. None of TSI's Subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the TSI SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented the consolidated financial position of TSI and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of TSI as of June 30, 1998 is referred to herein as the "TSI Balance Sheet."

     SECTION 3.05 No Undisclosed Liabilities. Except as disclosed in the TSI SEC Reports filed prior to the date hereof, and except for normal or recurring liabilities incurred since June 30, 1998 in the ordinary course of business consistent with past practices, TSI and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a TSI Material Adverse Effect.

     SECTION 3.06 Absence of Certain Changes or Events. Except as disclosed in the TSI SEC Reports filed prior to the date hereof, from and after the date of the TSI Balance Sheet, TSI and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, during such period, there has not been (i) any material adverse change in the financial condition, results of operations, cash flows, business or properties, subject to the last sentence of this

Section 3.06 (a "Material Adverse Change") of TSI and its Subsidiaries, taken as a whole (other than changes that are the effect or result of economic factors affecting the economy as a whole or economic or market factors affecting the healthcare information systems industry generally) or any development or combination of developments of which the management of TSI is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a TSI Material Adverse Effect (other than economic factors affecting the economy as a whole or economic or market factors affecting the healthcare information systems industry generally); (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to TSI or any of its Subsidiaries having a TSI Material Adverse Effect; (iii) any material change by TSI in its accounting methods, principles or practices to which Eclipsys has not previously consented in writing; (iv) any revaluation by TSI of any of its assets having a TSI Material Adverse Effect; or (v) any other action or event that would have required the consent of Eclipsys pursuant to Section 5.01 of this Agreement had such action or event occurred after the date of this Agreement and that, in the case of this clause (v), individually or in the aggregate, has had or is reasonably likely to have a TSI Material Adverse Effect. Notwithstanding the foregoing, the failure of TSI or Eclipsys to achieve any level of revenue and earnings at any time shall not of itself constitute a Material Adverse Change of TSI and its Subsidiaries, taken as a whole, or Eclipsys and its Subsidiaries, taken as a whole, as the case may be.

     SECTION 3.07 Taxes.

     (a) For the purposes of this Agreement, a "Tax" or, collectively, "Taxes" means any and all material federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts. "Tax Returns" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

     (b) Each of TSI and its Subsidiaries has filed all Tax Returns that it was required to file, and all such Tax Returns were correct and complete. Each group of corporations with which TSI or any of its Subsidiaries has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns (a "TSI Affiliated Group") has filed all such Tax Returns that it was required to file with respect to any period in which TSI or one of its Subsidiaries was a member of such TSI Affiliated Group (a "TSI Affiliated Period"), and all such Tax Returns were correct and complete. Each of TSI and its Subsidiaries has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable, and each TSI Affiliated Group has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable with respect to all TSI Affiliated Periods and with respect to which TSI or any of its Subsidiaries may be liable by operation of law or otherwise. The unpaid Taxes of TSI and its Subsidiaries for tax periods through the date of the TSI Balance Sheet do not exceed the accruals and reserves for Taxes set forth on the TSI Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles). The unpaid Taxes of TSI and its Subsidiaries for tax periods from the date of the TSI Balance Sheet through the Closing Date are attributable solely to the conduct of their businesses in the ordinary course and in a manner consistent with past practices. All Taxes that TSI or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. Each of the representations contained in this Section 3.07(b) shall be limited in its application to items which are reasonably likely, individually or in the aggregate, to have a TSI Material Adverse Effect.

     (c) No examination or audit by any Governmental Entity of any Tax Return of TSI, any of its Subsidiaries or any TSI Affiliated Group with respect to a TSI Affiliated Period is currently in progress or, to the knowledge of TSI and its Subsidiaries, threatened or contemplated, in each case, which involve claims that individually or in the aggregate are reasonably likely to have a TSI Material Adverse Effect. Neither TSI nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that TSI or any of its Subsidiaries was required to file any Tax Return that was not filed which failure or failures individually, or in the aggregate, are reasonably likely to have a TSI Material Adverse Effect.

     (d) Neither TSI nor any of its Subsidiaries is a "consenting corporation" within the meaning of Section 341(f) of the Code, and none of the assets of TSI and its Subsidiaries is subject to an election under Section 341(f) of the Code.

     (e) Neither TSI nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

     (f) None of TSI or any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

     (g) None of TSI or any of its Subsidiaries has any material liability for Taxes of any person (other than TSI or any of its Subsidiaries (under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law)), as a transferee or successor, by contract, or otherwise.

     SECTION 3.08 Properties.

     (a) TSI does not own of record any real property.

     (b) All material real property leases of TSI and its Subsidiaries are in good standing, valid and effective in accordance with their respective terms, and neither TSI nor any of its Subsidiaries is in default under any of such leases, except where the lack of such good standing, validity or effectiveness or the existence of such default would not be reasonably likely to have a TSI Material Adverse Effect.

     SECTION 3.09 Intellectual Property.

     (a) TSI and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of TSI and its Subsidiaries as currently conducted, or planned to be conducted, the absence of which would be reasonably likely to have a TSI Material Adverse Effect (the "TSI Intellectual Property Rights"). Section 3.09 of the TSI Disclosure Schedule sets forth a complete and accurate list of (i) all patents, registered copyrights, registered trademarks, registered service marks and all software programs, other than commercial, off-the-shelf software, subject to a perpetual license, in connection with which no future license fees or royalties are due ("Off-the-Shelf Software"), owned, used or licensed by or to TSI or any of its Subsidiaries and (ii) all other intellectual property that is licensed by or to TSI or any of its Subsidiaries that is used in or is necessary for the conduct of TSI's business. TSI has promulgated and used commercially reasonable efforts to enforce the trade secret protection program described in Section 3.09 of the TSI Disclosure Schedule.

     (b) Neither TSI nor any of its Subsidiaries is, or will as a result of the execution and delivery of this Agreement or the performance of TSI's obligations under this Agreement or otherwise be, in breach of any license, sublicense or other agreement relating to the TSI Intellectual Property Rights, or any material licenses, sublicenses and other agreements as to which TSI or any of its Subsidiaries is a party and pursuant to which TSI or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights ("TSI Third Party Intellectual Property Rights"), including software which is used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by TSI or any of its Subsidiaries, the breach of which would be reasonably likely to have a TSI Material Adverse Effect.

     (c) All patents, registered trademarks, registered service marks and registered copyrights which are held by TSI or any of its Subsidiaries and which are material to the business of TSI and its Subsidiaries, taken as a whole, are valid and subsisting. TSI (i) has not been sued in any suit, action or proceeding, or received in writing any claim or notice, which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; and (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement would reasonably be expected to have a TSI Material Adverse Effect.

     (d) Section 3.09 of the TSI Disclosure Schedule identifies each "year 2000" audit, report or investigation that has been performed by or on behalf of TSI with respect to its business and operations, and TSI has provided to Eclipsys true and correct copies of all such audits, reports or investigations. Except as set forth in such audits, reports and investigations, TSI is not aware of any failure to be Year 2000 Compliant of (i) any software products sold or licensed by TSI or any of its Subsidiaries to third parties or (ii) any computer software products used by or licensed to TSI or its Subsidiaries from third parties for internal use by TSI or its Subsidiaries. For purposes of this Agreement, "Year 2000 Compliant" means, with respect to each software product referred to in the prior sentence, that such system (i) will accurately receive, record, store, provide, recognize and process all date and time data from, during, into and between the twentieth and twenty-first centuries; (ii) will accurately perform all date-dependent calculations and operations (including, without limitation, mathematical operations, sorting, comparing and reporting) from, during, into and between the twentieth and twenty-first centuries; and (iii) will not malfunction, cease to function or provide invalid or incorrect results as a result of (x) the change of century, (y) date data, including date data which represents or references different centuries or more than one century or (z) the occurrence of any particular date; in each case without human intervention, other than original data entry; provided, in each case, that all applications, hardware and other systems used in conjunction with such system which are not owned or licensed by TSI correctly exchange date data with or provide data to such system. Except as set forth in Section 3.09(d) of the TSI Disclosure Statement, TSI has not provided any guarantee or warranty for any product sold or licensed, or services provided, by TSI to the effect that such product or service (i) complies with or accounts for the fact of the arrival of the year 2000 or (ii) will not be adversely affected with respect to functionally interoperability, performance or volume capacity (including without limitation the processing and reporting of data) by virtue of the arrival of the year 2000.

     SECTION 3.10 Agreements, Contracts and Commitments.  Except as set forth on
Section 3.10 of the TSI Disclosure Schedule, neither TSI nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under (i) any severance, termination or retirement agreement or any employment or consulting agreement providing for aggregate payments to any person in any calendar year in excess of $100,000 or continuing for more than one year, (ii) any agreement relating to the borrowing of money by TSI or any of its Subsidiaries or the guarantee by any TSI or any of its Subsidiaries of any such obligation (other than agreements evidencing trade payables or relating to borrowings or guarantees made in the ordinary course of business), (iii) any agreement which prohibits or restricts TSI or any of its Subsidiaries from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other person, (iv) any agreement involving TSI Intellectual Property Rights or TSI Third Party Intellectual Property Rights (other than Off-the-Shelf Software licenses) which provide for annual payments of $100,000 or more, (v) any agreement relating to the provision of computer software, computer hardware, data processing systems or equipment, network communication, transactional billing, management information or other technical systems or services, including maintenance with respect to the foregoing matters, to or by TSI or any of its Subsidiaries which provides for annual payments of $100,000 or more, (vi) any agreement relating to the purchase or lease of real property, and
(vii) any other agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by TSI with the SEC as of the date of this Agreement (collectively, the "TSI Material Contracts"). With respect to each TSI Material Contract and except as disclosed in Section 3.10 of the TSI Disclosure Schedule: (i) the TSI Material Contract is in full force and effect;
(ii) neither TSI nor any of its Subsidiaries is in default or breach thereunder in any material respect; (iii) neither TSI nor any of its Subsidiaries has repudiated or waived any material provision of any such TSI Material Contract;
(iv) no other party to any such TSI Material Contract is, to the knowledge of TSI, in default or breach in any material respect or has repudiated or waived any material provision thereunder; (v) there exists no actual, or, to the knowledge of

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TSI, threatened, cancellation, termination, or limitation of, or any amendment, modification, or change to, any TSI Material Contract; (vi) neither TSI nor any of its Subsidiaries has received formal notice that any party to a TSI Material Contract will not renew such contract at the end of its existing term; and (vii) no TSI Material Contract requires consent or notice in connection with the transactions contemplated by this Agreement. All of the indebtedness of TSI or any of its Subsidiaries for money borrowed is prepayable at any time without penalty or premium.

     SECTION 3.11 Litigation. Except as described in the TSI SEC Reports filed prior to the date hereof, there is no action, suit or proceeding, claim, arbitration or investigation against TSI or any of its Subsidiaries pending or as to which TSI or any such Subsidiary has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have a TSI Material Adverse Effect or a material adverse effect on the ability of TSI to consummate the transactions contemplated by this Agreement.

     SECTION 3.12 Environmental Matters.

     (a) Except as disclosed in the TSI SEC Reports filed prior to the date hereof and except for such matters that, individually or in the aggregate, are not reasonably likely to have a TSI Material Adverse Effect: (i) TSI and its Subsidiaries have complied with all applicable Environmental Laws (as defined in Section 3.12(b)); (ii) the properties currently owned or operated by TSI and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances (as defined in
Section 3.12(c)); (iii) the properties formerly owned or operated by TSI or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by TSI or any of its Subsidiaries; (iv) neither TSI nor any of its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on any third-party property; (v) neither TSI nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither TSI nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that TSI or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (vii) neither TSI nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) there are no circumstances or conditions involving TSI or any of its Subsidiaries that could reasonably be expected to result in any claims, liabilities, investigations, costs or restrictions on the ownership, use or transfer of any property of TSI pursuant to any Environmental Law.

     (b) As used herein, the term "Environmental Law" means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health and safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

     (c) As used herein, the term "Hazardous Substance" means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

     SECTION 3.13 Employee Benefit Plans.

     (a) TSI has listed in Section 3.13 of the TSI Disclosure Schedule all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all unexpired severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of TSI or any trade or business (whether or not incorporated) which is a member or which is under common control) within

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the meaning of Section 414 of the Code (an "ERISA Affiliate") with TSI or any
Subsidiary of TSI (collectively, the "TSI Employee Plans").

     (b) With respect to each TSI Employee Plan, TSI has made available to Eclipsys a true and correct copy of (i) the most recent annual report (Form
5500) filed with the IRS, (ii) such TSI Employee Plan, (iii) each trust agreement and group annuity contract, if any, relating to such TSI Employee Plan and (iv) the most recent actuarial report or valuation relating to a TSI Employee Plan subject to Title IV of ERISA.

     (c) With respect to the TSI Employee Plans, individually and in the aggregate, no event has occurred and, to the knowledge of TSI, there exists no condition or set of circumstances in connection with which TSI could be subject to any liability that is reasonably likely to have a TSI Material Adverse Effect under ERISA, the Code or any other applicable law.

     (d) With respect to the TSI Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of TSI, which obligations are reasonably likely to have a TSI Material Adverse Effect.

     (e) Except as disclosed in TSI SEC Reports filed prior to the date of this Agreement, and except as provided for in this Agreement, neither TSI nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other key employee of TSI or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving TSI of the nature contemplated by this Agreement, (ii) agreement with any officer of TSI providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof and for the payment of compensation in excess of $100,000 per annum, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     SECTION 3.14 Compliance With Laws. TSI and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a TSI Material Adverse Effect.

     SECTION 3.15 Accounting and Tax Matters. To its knowledge, after consulting with its independent auditors, neither TSI nor any of its Affiliates (as defined in Section 6.10) has taken or agreed to take any action which would
(i) prevent Eclipsys from accounting for the business combination to be effected by the Merger as a pooling of interests or (ii) prevent the Merger from constituting a transaction qualifying as a reorganization under 368(a) of the Code.

     SECTION 3.16 Registration Statement; Proxy Statement/Prospectus. The information to be supplied by TSI for inclusion in the registration statement on Form S-4 pursuant to which shares of Eclipsys Voting Common Stock issued in the Merger will be registered under the Securities Act (the "Registration Statement") shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by TSI for inclusion in the joint proxy statement/prospectus to be sent to the stockholders of Eclipsys and TSI in connection with the meeting of TSI's stockholders (the "TSI Stockholders' Meeting") to consider this Agreement and the Merger and in connection with the meeting of Eclipsys' stockholders (the "Eclipsys Stockholders' Meeting") to consider the issuance of shares of Eclipsys Voting

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

Common Stock pursuant to the Merger (the "Joint Proxy Statement") shall not, on the date the Joint Proxy Statement is first mailed to stockholders of TSI or Eclipsys, at the time of the TSI Stockholders' Meeting and the Eclipsys Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the TSI Stockholders' Meeting or the Eclipsys Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to TSI or any of its Affiliates, officers or directors should be discovered by TSI which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, TSI shall promptly inform Eclipsys.

     SECTION 3.17 Labor Matters. Neither TSI nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is TSI or any of its Subsidiaries the subject of any material proceeding asserting that TSI or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the executive officers of TSI, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving TSI or any of its Subsidiaries.

     SECTION 3.18 Insurance; Risk Management. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by TSI or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of TSI and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a TSI Material Adverse Effect. The steps taken by TSI to manage the various risks incident to the business and operations of TSI and its Subsidiaries and their respective properties and assets are at least equivalent to those taken by persons engaged in similar businesses, except for any failures to take such steps that, individually or in the aggregate, are not reasonably likely to have a TSI Material Adverse Effect.

     SECTION 3.19 No Existing Discussions. Except for discussions or negotiations relating to the acquisition by TSI of the capital stock of HealthVISION, Inc. ("HealthVISION") not owned, as of the date hereof, by TSI (the "HealthVISION Acquisition") as of the date hereof, TSI is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal (as defined in Section 6.01).

     SECTION 3.20 Opinion of Financial Advisor. The financial advisor of TSI, BT Alex. Brown Incorporated, has delivered to the Board Directors of TSI an opinion dated the date of this Agreement to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of TSI Common Stock.

     SECTION 3.21 Anti-Takeover Laws. No "fair price", "business combination", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation, including, without limitation, Chapter 110C of the General Laws of the Commonwealth of Massachusetts, is or will be applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

     SECTION 3.22 Insider Trading Policies and Practices. Section 3.22 to the TSI Disclosure Schedule sets forth a copy of TSI's insider trading policy as in effect on the date hereof. TSI and each of its directors, officers and employees who are subject to such policy have complied in all material respects with the terms of such policy.

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

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF ECLIPSYS AND SUB

     Eclipsys and Sub represent and warrant to TSI that the statements contained in this Article IV are true and correct except as set forth in the disclosure schedule delivered by Eclipsys to TSI on or before the date of this Agreement (the "Eclipsys Disclosure Schedule"). The Eclipsys Disclosure Schedule shall be arranged in paragraphs and sections corresponding to the numbered and lettered paragraphs and sections contained in this Article IV and the disclosure in any paragraph or section shall qualify other paragraphs and sections in this Article IV only to the extent that it is reasonably apparent from a reading of such document that it also qualifies or applies to such other paragraphs and sections.

     SECTION 4.01 Organization of Eclipsys and Sub. Each of Eclipsys and Sub and Eclipsys' other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have an Eclipsys Material Adverse Effect (as defined below). Except as set forth in the Eclipsys SEC Reports (as defined in Section 4.04) filed prior to the date hereof, neither Eclipsys nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Eclipsys and comprising less than five percent (5%) of the outstanding stock of such company. For purposes of this Agreement, the term "Eclipsys Material Adverse Effect" means any effect that is, or would reasonably be expected to be, materially adverse to the financial condition, results of operations, cash flows, business or properties of Eclipsys and its Subsidiaries, taken as a whole.

     SECTION 4.02 Eclipsys Capital Structure.

     (a) The authorized capital stock of Eclipsys consists of 200,000,000 shares of Eclipsys Voting Common Stock, $.01 par value, 5,000,000 shares of Non-Voting Common Stock, $.01 par value ("Eclipsys Non-Voting Common Stock" and, together with the Eclipsys Voting Common Stock, "Eclipsys Common Stock"), and 5,000,000 shares of Preferred Stock, $.01 par value ("Eclipsys Preferred Stock"). As of September 30, 1998, (i) 19,393,241 shares of Eclipsys Voting Common Stock and 896,431 shares of Eclipsys Non-Voting Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 962,833 shares of Eclipsys Non-Voting Common Stock were reserved for issuance upon the exercise of certain warrants (the "Eclipsys Warrants") having an exercise price of $.01 per share, and (iii) no shares of Eclipsys Common Stock were held in the treasury of Eclipsys or by Subsidiaries of Eclipsys. Section 4.02 of the Eclipsys Disclosure Schedule shows the number of shares of Eclipsys Voting Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of September 30, 1998 and the plans under which such options were granted (collectively, the "Eclipsys Stock Plans"). No material change in such capitalization has occurred between September 30, 1998 and the date of this Agreement. As of the date of this Agreement, none of the shares of Eclipsys Preferred Stock is issued and outstanding. All shares of Eclipsys Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Eclipsys or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Eclipsys Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of Subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each of Eclipsys' Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares in the case of foreign Subsidiaries) are owned by Eclipsys or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Eclipsys' voting rights, charges or other encumbrances of any nature.

     (b) Except as set forth in this Section 4.02 or as reserved for future grants of options under the Eclipsys Stock Plans or the Eclipsys Warrant, there are no equity securities of any class of Eclipsys or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in the Eclipsys SEC Reports (as defined in Section 4.04 below) filed prior to the date hereof or disclosed in Section 4.02 of the Eclipsys Disclosure Schedule, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Eclipsys or any of its Subsidiaries is a party or by which it is bound obligating Eclipsys or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Eclipsys or any of its Subsidiaries or obligating Eclipsys or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of Eclipsys, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of Eclipsys.

     SECTION 4.03 Authority; No Conflict; Required Filings and Consents.

     (a) Each of Eclipsys and the Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Eclipsys have been duly authorized by all necessary corporate action on the part of each of Eclipsys and Sub (including the approval of the Merger by Eclipsys as the sole stockholder of Sub), subject only to the approval of the Eclipsys Voting Proposals (as \defined in Section 6.05) by Eclipsys' stockholders. This Agreement has been duly executed and delivered by Eclipsys and the Sub and constitutes the valid and binding obligation of Eclipsys and the Sub, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     (b) The execution and delivery of this Agreement by Eclipsys and the Sub does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of Eclipsys or Sub, each as amended to date, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Eclipsys or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Eclipsys or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses which are not, individually or in the aggregate, reasonably likely to have an Eclipsys Material Adverse Effect.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Eclipsys or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of a pre-merger notification report under the HSR Act and any other documents or information requested by the United States Department of Justice or the United States Federal Trade Commission in connection herewith, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Articles of Merger with the Secretary of State of Massachusetts, (iv) the filing of the Joint Proxy Statement with the SEC in accordance with the Exchange Act,
(v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have an Eclipsys Material Adverse Effect.

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

     SECTION 4.04 SEC Filings; Financial Statements.

     (a) Eclipsys has filed and made available to TSI all forms, reports and documents required to be filed by Eclipsys with the SEC since July 29, 1998 other than registration statements on Form S-8 (collectively, the "Eclipsys SEC Reports"). The Eclipsys SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Eclipsys SEC Reports or necessary in order to make the statements in such Eclipsys SEC Reports, in the light of the circumstances under which they were made, not misleading. None of Eclipsys' Subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Eclipsys SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented the consolidated financial position of Eclipsys and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of Eclipsys as of June 30, 1998 is referred to herein as the "Eclipsys Balance Sheet."

     SECTION 4.05 No Undisclosed Liabilities. Except as disclosed in the Eclipsys SEC Reports filed prior to the date hereof, and except for normal or recurring liabilities incurred since June 30, 1998 in the ordinary course of business consistent with past practices, Eclipsys and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP), and whether due or to become due, which individually or in the aggregate, are reasonably likely to have an Eclipsys Material Adverse Effect.

     SECTION 4.06 Absence of Certain Changes or Events. Except as disclosed in the Eclipsys SEC Reports filed prior to the date hereof, from and after the date of the Eclipsys Balance Sheet, Eclipsys and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, during such period, there has not been (i) any Material Adverse Change in Eclipsys and its Subsidiaries, taken as a whole (other than changes that are the effect or result of economic factors affecting the economy as a whole or economic or market factors affecting the healthcare information systems industry generally) or any development or combination of developments of which the management of Eclipsys is aware that, individually or in the aggregate, has had, or is reasonably likely to have, an Eclipsys Material Adverse Effect (other than economic factors affecting the economy as a whole or economic or market factors affecting the healthcare information systems industry generally); (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Eclipsys or any of its Subsidiaries having an Eclipsys Material Adverse Effect; (iii) any material change by Eclipsys in its accounting methods, principles or practices to which TSI has not previously consented in writing; (iv) any revaluation by Eclipsys of any of its assets having an Eclipsys Material Adverse Effect; or (v) any other action or event that would have required the consent of TSI pursuant to Section 5.01 of this Agreement had such action or event occurred after the date of this Agreement and that, in the case of this clause (v), individually or in the aggregate, has had or is reasonably likely to have an Eclipsys Material Adverse Effect.

     SECTION 4.07 Taxes.

     (a) Each of Eclipsys and its Subsidiaries has filed all Tax Returns that it was required to file, and all such Tax Returns were correct and complete. Each group of corporations with which Eclipsys or any of its Subsidiaries has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns (an "Eclipsys Affiliated Group") has filed all such Tax Returns that it was required to file with respect to any

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

period in which Eclipsys or one of its Subsidiaries was a member of such Eclipsys Affiliated Group (an "Eclipsys Affiliated Period"), and all such Tax Returns were correct and complete. Each of Eclipsys and its Subsidiaries has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable, and each Eclipsys Affiliated Group has paid all Taxes (whether or not shown on such Tax Returns) that were due and payable with respect to all Eclipsys Affiliated Periods and with respect to which Eclipsys or any of its Subsidiaries may be liable by operation of law or otherwise. The unpaid Taxes of Eclipsys and its Subsidiaries for tax periods through the date of the Eclipsys Balance Sheet do not exceed the accruals and reserves for Taxes set forth on the Eclipsys Balance Sheet (exclusive of any accruals for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles). The unpaid Taxes of Eclipsys and its Subsidiaries for tax periods from the date of the Eclipsys Balance Sheet through the Closing Date are attributable solely to the conduct of their businesses in the ordinary course and in a manner consistent with past practices. All Taxes that Eclipsys or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. Each of the representations contained in this
Section 4.07(a) shall be limited in its application to items which are reasonably likely, individually or in the aggregate, to have an Eclipsys Material Adverse Effect.

     (b) No examination or audit by any Governmental Entity of any Tax Return of Eclipsys, any of its Subsidiaries or any Eclipsys Affiliated Group with respect to an Eclipsys Affiliated Period is currently in progress or, to the knowledge of Eclipsys and its Subsidiaries, threatened or contemplated, in each case, which involve claims that individually or in the aggregate are reasonably likely to have an Eclipsys Material Adverse Effect. Neither Eclipsys nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that Eclipsys or any of its Subsidiaries was required to file any Tax Return that was not filed which failure or failures individually, or in the aggregate, are reasonably likely to have an Eclipsys Material Adverse Effect.

     (c) Neither Eclipsys nor any of its Subsidiaries is a "consenting corporation" within the meaning of Section 341(f) of the Code, and none of the assets of Eclipsys and its Subsidiaries is subject to an election under Section 341(f) of the Code.

     (d) Neither Eclipsys nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

     (e) None of Eclipsys or any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

     (f) None of Eclipsys or any of its Subsidiaries has any material liability for Taxes of any person (other than Eclipsys and any of its Subsidiaries (under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law)), as a transferee or successor by contract, or otherwise.

     SECTION 4.08 Properties.

     (a) Eclipsys does not own of record any real property.

     (b) All material real property leases of Eclipsys and its Subsidiaries are in good standing, valid and effective in accordance with their respective terms, and neither Eclipsys nor its Subsidiaries is in default under any of such leases, except where the lack of such good standing, validity or effectiveness or the existence of such default would not be reasonably likely to have an Eclipsys Material Adverse Effect.

     SECTION 4.09 Intellectual Property.

     (a) Eclipsys and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Eclipsys and its Subsidiaries as currently conducted, or planned to be conducted, the absence of which would be reasonably likely to have an Eclipsys Material Adverse Effect (the "Eclipsys Intellectual Property Rights").

     (b) Neither Eclipsys nor any of its Subsidiaries is, or will as a result of the execution and delivery of this Agreement or the performance of Eclipsys' obligations under this Agreement or otherwise be, in breach of any license, sublicense or other agreement relating to the Eclipsys Intellectual Property Rights, or any material licenses, sublicenses and other agreements as to which Eclipsys or any of its Subsidiaries is a party and pursuant to which Eclipsys or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights ("Eclipsys Third Party Intellectual Property Rights"), including software which is used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by Eclipsys or any of its Subsidiaries, the breach of which would be reasonably likely to have an Eclipsys Material Adverse Effect.

     (c) All patents, registered trademarks, registered service marks and registered copyrights which are held by Eclipsys or any of its Subsidiaries and which are material to the business of Eclipsys and its Subsidiaries, taken as a whole, are valid and subsisting. Eclipsys (i) has not been sued in any suit, action or proceeding, or received in writing any claim or notice, which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; and
(ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement would reasonably be expected to have an Eclipsys Material Adverse Effect.

     SECTION 4.10 Agreements, Contracts and Commitments. Eclipsys has not breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of any agreement, contract or commitment filed as an exhibit to the Eclipsys SEC Reports (collectively, "Eclipsys Material Contracts") in such a manner as, individually or in the aggregate, are reasonably likely to have an Eclipsys Material Adverse Effect. Each Eclipsys Material Contract that has not expired by its terms is in full force and effect.

     SECTION 4.11 Litigation. Except as described in the Eclipsys SEC Reports filed prior to the date hereof, there is no action, suit or proceeding, claim, arbitration or investigation against Eclipsys or any of its Subsidiaries pending or as to which Eclipsys or any such Subsidiary has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have an Eclipsys Material Adverse Effect or a material adverse effect on the ability of Eclipsys to consummate the transactions contemplated by this Agreement.

     SECTION 4.12 Environmental Matters. Except as disclosed in the Eclipsys SEC Reports filed prior to the date hereof and except for such matters that, individually or in the aggregate, are not reasonably likely to have an Eclipsys Material Adverse Effect: (i) Eclipsys and its Subsidiaries have complied with all applicable Environmental Laws; (ii) the properties currently owned or operated by Eclipsys and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by Eclipsys or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Eclipsys or any of its Subsidiaries; (iv) neither Eclipsys nor any of its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on any third-party property; (v) neither Eclipsys nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither Eclipsys nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Eclipsys or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (vii) neither Eclipsys nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) there are no circumstances or conditions involving Eclipsys or any of its Subsidiaries that could reasonably be expected to result in any claims, liabilities, investigations, costs or restrictions on the ownership, use or transfer of any property of Eclipsys pursuant to any Environmental Law.

     SECTION 4.13 Employee Benefit Plans.

     (a) Eclipsys has listed in Section 4.13 of the Eclipsys Disclosure Schedule all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all material unexpired severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of Eclipsys or any ERISA Affiliate of Eclipsys, or any Subsidiary of Eclipsys (collectively, the "Eclipsys Employee Plans").

     (b) With respect to each Eclipsys Employee Plan, Eclipsys has made available to TSI, a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, (ii) such Eclipsys Employee Plan, (iii) each trust agreement and group annuity contract, if any, relating to such Eclipsys Employee Plan and (iv) the most recent actuarial report or valuation relating to an Eclipsys Employee Plan subject to Title IV of ERISA.

     (c) With respect to the Eclipsys Employee Plans, individually and in the aggregate, no event has occurred and, to the knowledge of Eclipsys, there exists no condition or set of circumstances in connection with which Eclipsys could be subject to any liability that is reasonably likely to have an Eclipsys Material Adverse Effect under ERISA, the Code or any other applicable law.

     (d) With respect to the Eclipsys Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Eclipsys, which obligations are reasonably likely to have an Eclipsys Material Adverse Effect.

     (e) Except as disclosed in Eclipsys SEC Reports filed prior to the date of this Agreement, and except as provided for in this Agreement, neither Eclipsys nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other key employee of Eclipsys or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Eclipsys of the nature contemplated by this Agreement, (ii) agreement with any officer of Eclipsys providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     SECTION 4.14 Compliance With Laws. Eclipsys and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have an Eclipsys Material Adverse Effect.

     SECTION 4.15 Accounting and Tax Matters. To its knowledge, after consulting with its independent auditors, neither Eclipsys nor any of its Affiliates has taken or agreed to take any action which would (i) prevent Eclipsys from accounting for the business combination to be effected by the Merger as a pooling of interests or (ii) prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

     SECTION 4.16 Registration Statement; Proxy Statement/Prospectus. The information to be supplied by Eclipsys for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by Eclipsys for inclusion in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to stockholders of Eclipsys or TSI, at the time of the

Eclipsys Stockholders' Meeting and the TSI Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Eclipsys Stockholders' Meeting or the TSI Stockholders' Meetings which has become false or misleading. If at any time prior to the Effective Time any event relating to Eclipsys or any of its Affiliates, officers or directors should be discovered by Eclipsys which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Eclipsys shall promptly inform TSI.

     SECTION 4.17 Labor Matters. Neither Eclipsys nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is Eclipsys or any of its Subsidiaries the subject of any material proceeding asserting that Eclipsys or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the executive officers of Eclipsys, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Eclipsys or any of its Subsidiaries.

     SECTION 4.18 Insurance; Risk Management. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Eclipsys or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Eclipsys and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have an Eclipsys Material Adverse Effect. The steps taken by Eclipsys to manage the various risks incident to the business and operations of Eclipsys and its Subsidiaries and their respective properties and assets are at least equivalent to those taken by persons engaged in similar businesses, except for any failures to take such steps that, individually or in the aggregate, are not reasonably likely to have an Eclipsys Material Adverse Effect.

     SECTION 4.19 No Existing Discussions. Except for discussions or negotiations relating to possible acquisitions by Eclipsys of those companies previously disclosed by Eclipsys to TSI ("Eclipsys Possible Acquisitions"), as of the date hereof, Eclipsys is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal (as defined in Section 6.01).

     SECTION 4.20 Opinion of Financial Advisor. The financial advisor of Eclipsys, Morgan Stanley & Co. Incorporated, has delivered to the Board of Directors of Eclipsys an opinion dated the date of this Agreement to the effect that the Exchange Ratio is fair to Eclipsys from a financial point of view.

     SECTION 4.21 Anti-Takeover Laws. No "fair price", "business combination", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation is or will be applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

     SECTION 4.22 Insider Trading Policies and Practices. Section 4.22 to the Eclipsys Disclosure Schedule sets forth a copy of Eclipsys' insider trading policy as in effect on the date hereof. Eclipsys and each of its directors, officers and employees who are subject to such policy have complied in all material respects with the terms of such policy.

     SECTION 4.23 Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE V

                              CONDUCT OF BUSINESS

     SECTION 5.01 Covenants of TSI. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, TSI agrees as to itself and its Subsidiaries (except to the extent that Eclipsys shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors and others having business dealings with it. TSI shall promptly notify Eclipsys of any material event or occurrence not in the ordinary course of business. Except as expressly contemplated by this Agreement, TSI shall not (and shall not permit any of its Subsidiaries to), without the written consent of Eclipsys:

          (a) Accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of such party or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement;

          (b) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

          (c) Issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of TSI Common Stock pursuant to the exercise of options outstanding on the date of this Agreement or the TSI Warrants;

          (d) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for (i) any such acquisitions involving aggregate consideration (including assumed indebtedness) of not more than $1,000,000 or (ii) subject to Section 5.04, the HealthVISION Acquisition;

          (e) Sell, lease, license or otherwise dispose of any of its material properties or assets, except for transactions in the ordinary course of business;

          (f) (i) Increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees (other than officers) in accordance with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any employees or officers, (iii) enter into any collective bargaining agreement (other than as required by law or extensions to existing agreements in the ordinary course of business), (iv) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (g) Amend or propose to amend its charter or bylaws, except as contemplated by this Agreement;

          (h) Incur any indebtedness for borrowed money other than pursuant to credit agreements in effect as of the date hereof;

          (i) Initiate, compromise or settle any material litigation or arbitration proceeding (other than as a result of a breach of this Agreement);

          (j) Except in the ordinary course of business, modify, amend or terminate any TSI Material Contract or waive, release or assign any material rights or claims;

          (k) Change in any material respect its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP; or

          (l) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (k) above.

     SECTION 5.02 Covenants of Eclipsys. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Eclipsys agrees as to itself and its Subsidiaries (except to the extent that TSI shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors and others having business dealings with it. Eclipsys shall promptly notify TSI of any material event or occurrence not in the ordinary course of business. Except as expressly contemplated by this Agreement, Eclipsys shall not (and shall not permit any of its Subsidiaries to), without the written consent of TSI:

          (a) Accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of such party or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement;

          (b) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

          (c) Issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the grant of options consistent with past practices to employees, which options represent in the aggregate the right to acquire no more than 200,000 shares (net of cancellations) of Eclipsys Common Stock, (ii) the issuance of shares of Eclipsys Common Stock pursuant to the exercise of options outstanding on the date of this Agreement or the Eclipsys Warrants or (iii) the issuance of Eclipsys Common Stock in connection with any Eclipsys Permitted Acquisition (as defined below);

          (d) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for (i) any Eclipsys Possible Acquisition or (ii) any other such acquisitions involving aggregate consideration (including assumed indebtedness) of not more than $100,000,000 (Eclipsys Possible Acquisitions and such other acquisitions being collectively referred to as "Eclipsys Permitted Acquisitions");

          (e) Sell, lease, license or otherwise dispose of any of its material properties or assets, except for transactions in the ordinary course of business;

          (f) (i) Increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees (other than officers) in accordance with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any employees or officers, (iii) enter into any collective bargaining agreement (other than as required by law or extensions to existing agreements in the ordinary course of business), (iv) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (g) Amend or propose to amend its charter or bylaws, except as contemplated by this Agreement;

          (h) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (f) above.

     SECTION 5.03 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Eclipsys and TSI shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby and thereby.

     SECTION 5.04 HealthVISION Acquisition. TSI shall use its best efforts to cause the HealthVISION Acquisition to be closed as promptly as reasonably practicable following the execution of this Agreement upon terms at least as favorable to TSI as those set forth in that certain Agreement and Plan of Reorganization dated October 28, 1998 among HealthVISION, TSI and the other parties identified therein. TSI shall keep Eclipsys reasonably apprised as to the status of its progress toward closing the HealthVISION Acquisition.

     SECTION 5.05 Voting Agreements. Concurrently with the execution of this Agreement, and in order to induce Eclipsys and TSI, respectively, to enter into this Agreement, (i) Eclipsys is entering into Voting Agreements, substantially in the form attached hereto as Exhibit A-1, with Warburg, Pincus Ventures, L.P. ("Warburg"), Robert Raco, Christine Shapleigh and Donald Cook, and (ii) TSI is entering into Voting Agreements, substantially in the form attached hereto as Exhibit A-2, with General Atlantic Partners 28, L.P., General Atlantic Partners 38, L.P., General Atlantic Partners 47, L.P., General Atlantic Partners 48, L.P., GAP Coinvestment Partners, L.P., Partners HealthCare System, Inc., Harvey Wilson and Wilfam Ltd.

     SECTION 5.06 Eclipsys Permitted Acquisitions. Eclipsys shall notify TSI at any time that Eclipsys believes it has become reasonably likely that a definitive agreement will be executed with respect to an Eclipsys Permitted Acquisition or that an Eclipsys Permitted Acquisition will be completed, and shall thereafter keep TSI reasonably apprised as to the status of such Eclipsys Permitted Acquisition.

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

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.01 No Solicitation.

     (a) TSI and Eclipsys each shall not, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent of such party (i) solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving such party or any of its Subsidiaries, other than the transactions contemplated by this Agreement and other than, in the case of Eclipsys, transactions constituting Eclipsys Permitted Acquisitions (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent TSI or Eclipsys, or their respective Boards of Directors, from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to the stockholders of such party, if and only to the extent that (1) the Board of Directors of such party believes in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and, after taking into account, among other relevant factors, the strategic benefits anticipated to be derived from the Merger and the long-term prospects of TSI and Eclipsys as a combined company, would, if consummated, result in a transaction more favorable to the stockholders of such party than the transactions contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of such party determines in good faith after consultation with outside legal counsel that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in that certain letter agreement dated October 2, 1998 between TSI and Eclipsys regarding the confidentiality of certain materials (the "Confidentiality Agreement"); or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     (b) TSI and Eclipsys shall each notify the other party immediately after receipt by TSI or Eclipsys (or their advisors) of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such party by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Such party shall continue to keep the other party hereto informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated.

     SECTION 6.02 Proxy Statement/Prospectus; Registration Statement.

     (a) As promptly as practical after the execution of this Agreement, Eclipsys and TSI shall prepare and file with the SEC the Joint Proxy Statement, and Eclipsys shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus, provided that Eclipsys may delay the filing of the Registration Statement until approval of the Joint Proxy Statement by the SEC. Eclipsys and TSI shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practical. The Joint Proxy Statement, and any amendment or supplement thereto, shall include the recommendation of the Board of Directors of TSI in favor of this Agreement and the Merger and the recommendation of the Board of Directors of Eclipsys in favor of the

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issuance of shares of Eclipsys Voting Common Stock pursuant to the Merger;
provided that the Board of Directors of either party may withdraw such recommendation and refrain from soliciting proxies if such Board of Directors believes in good faith after consultation with outside legal counsel that the withdrawal of such recommendation is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

     (b) Eclipsys and TSI shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

     SECTION 6.03 Nasdaq Quotation. Each of Eclipsys and TSI agrees to continue the quotation of Eclipsys Voting Common Stock and TSI Voting Common Stock, as the case may be, on the Nasdaq National Market during the term of this Agreement.

     SECTION 6.04 Access to Information. Upon reasonable notice, TSI and Eclipsys shall each (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of TSI and Eclipsys shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is non-public in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

     SECTION 6.05 Stockholders' Meetings. TSI and Eclipsys shall each call a meeting of its respective stockholders to be held as promptly as practicable for the purpose of voting, in the case of TSI, upon this Agreement and the Merger and, in the case of Eclipsys, upon (i) the issuance of shares of Eclipsys Voting Common Stock pursuant to the Merger, and (ii) the election of directors of Eclipsys in accordance with Section 1.04 (collectively, the "Eclipsys Voting Proposals"). Subject to Sections 6.01 and 6.02, TSI and Eclipsys will, through their respective Boards of Directors, recommend to their respective stockholders approval of such matters and will coordinate and cooperate with respect to the timing of such meetings and shall use their best efforts to hold such meetings on the same day and as soon as practicable after the date hereof. Subject to
Section 6.02, each party shall use all reasonable efforts to solicit from stockholders of such party proxies in favor of such matters.

     SECTION 6.06 Legal Conditions to Merger.

     (a) TSI and Eclipsys shall each use their best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by TSI or Eclipsys or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, and
(iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable law. TSI and Eclipsys shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. TSI and Eclipsys shall use their best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Joint Proxy Statement and the

Registration Statement) in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, TSI shall use its best efforts to cause HealthVISION to prepare and deliver for inclusion in the Joint Proxy Statement and the Registration Statement any financial statements of HealthVISION and its subsidiaries required by the rules of the SEC to be included therein.

     (b) Eclipsys and TSI agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective best efforts to obtain any government clearances or approvals required for the Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. In the event of a challenge to the transactions contemplated by this Agreement pursuant to the HSR Act, TSI and Eclipsys shall use their best efforts to defeat such challenge, including by institution and defense of litigation, or to settle such challenge on terms that permit the consummation of the Merger; provided, however, that nothing herein shall require either party to agree to divest or hold separate any portion of its business or otherwise take action that could reasonably be expected to have a TSI Material Adverse Effect or an Eclipsys Material Adverse Effect. Without limiting the foregoing, in the event that either the Federal Trade Commission or the Antitrust Division of the United States Department of Justice issues a Request for Additional Information or Documentary Material under 17 C.F.R. sec. 803.20 (a "Second Request"), then TSI and Eclipsys each agree to use their best efforts to respond fully to such Second Request within 20 days after its receipt and shall promptly make any further filings or information submissions and make any employee available for interview or testimony pursuant to the foregoing (both before and after any Second Request) that may be necessary, proper or advisable. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary or desirable action.

     (c) Each of TSI and Eclipsys shall give (and shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their best efforts to obtain any third-party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the TSI Disclosure Schedule or the Eclipsys Disclosure Schedule, as the case may be, or (iii) required to prevent a TSI Material Adverse Effect or an Eclipsys Material Adverse Effect from occurring prior to or after the Effective Time.

     SECTION 6.07 Public Disclosure. Eclipsys and TSI shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq National Market, and in any event in accordance with the terms of the Confidentiality Agreement.

     SECTION 6.08 Tax-Free Reorganization. Eclipsys and TSI shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 6.09 Pooling Accounting. From and after the date hereof and until the Effective Time, neither TSI nor Eclipsys, nor any of their respective Subsidiaries shall knowingly take any action, or

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

knowingly fail to take any action, that is reasonably likely to jeopardize the treatment of the Merger as a pooling of interests for accounting purposes.

     SECTION 6.10 Affiliate Agreements. Upon the execution of this Agreement, Eclipsys and TSI will provide each other with a list of those persons who are, in Eclipsys' or TSI's respective reasonable judgment, "affiliates" of Eclipsys or TSI, respectively, within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145") (each such person who is an "affiliate" of Eclipsys or TSI within the meaning of Rule 145 is referred to as an "Affiliate"). Eclipsys and TSI shall provide each other with such information and documents as TSI or Eclipsys shall reasonably request for purposes of reviewing such list and shall notify the other party in writing regarding any change in the identity of its Affiliates prior to the Closing Date. TSI and Eclipsys shall each use its best efforts to deliver or cause to be delivered to each other by November 20, 1998 (and in any case prior to the Effective Time) from each of its Affiliates, an executed Affiliate Agreement, in form attached hereto as Exhibit B-1, in the case of Affiliates of TSI, and in the form attached hereto as Exhibit B-2, in the case of Affiliates of Eclipsys (each, an "Affiliate Agreement"). Eclipsys shall be entitled to place appropriate legends on the certificates evidencing any Eclipsys Voting Common Stock to be received by such Affiliates of TSI pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Eclipsys Voting Common Stock, consistent with the terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed, two years after the Effective Date, upon the request of any stockholder that is not then an Affiliate of Eclipsys).

     SECTION 6.11 Nasdaq Quotation. Eclipsys shall use its best efforts to cause the shares of Eclipsys Voting Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

     SECTION 6.12 Stock Plans and Warrants.

     (a) At the Effective Time, each outstanding option to purchase shares of TSI Voting Common Stock (a "TSI Stock Option") under the TSI Stock Plans, whether vested or unvested, shall be deemed to constitute an option to acquire, but otherwise on the same terms and conditions as were applicable under such TSI Stock Option, the same number of shares of Eclipsys Voting Common Stock as the holder of such TSI Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded downward to the nearest whole number), at a price per share (rounded upward to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of TSI Voting Common Stock purchasable pursuant to such TSI Stock Option immediately prior to the Effective Time divided by (z) the number of full shares of Eclipsys Voting Common Stock deemed purchasable pursuant to such TSI Voting Stock Option in accordance with the foregoing. The adjustment pursuant to this Section 6.12(a) is intended to comply with Section 424(a) of the Code with respect to any options which are incentive stock options and shall be construed consistent with Section 424(a) of the Code.

     (b) At the Effective Time, each outstanding TSI Warrant shall be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such TSI Warrant, the number of shares of Eclipsys Voting Common Stock at the price per share as shall be determined under the existing terms of the respective TSI Warrant.

     (c) As soon as practicable after the Effective Time, Eclipsys shall deliver to the participants in the TSI Stock Plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to the TSI Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.12 after giving effect to the Merger).

     (d) Eclipsys shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Eclipsys Voting Common Stock for delivery under the TSI Stock Plans assumed in accordance with this Section 6.12 and the TSI Warrants. As soon as practicable after the Effective Time, Eclipsys shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Eclipsys Voting Common Stock subject to such options, and

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

shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     (e) The Board of Directors of TSI shall, prior to or as of the Effective Time, take any necessary actions, pursuant to and in accordance with the terms of the TSI Stock Plans and the instruments evidencing the TSI Stock Options, to provide for the conversion of the TSI Stock Options into options to acquire Eclipsys Voting Common Stock in accordance with this Section 6.12.

     (f) TSI shall terminate its Employee Stock Purchase Plan (the "Stock Purchase Plan") as of or prior to the Effective Time; provided, however, that, in accordance with Section 17 of the Stock Purchase Plan, said termination shall not affect the rights of participants in the Stock Purchase Plan to purchase shares pursuant to the current offering under the Stock Purchase Plan which commenced on October 1, 1998 and which terminates on March 31, 1999. Eclipsys and TSI acknowledge and agree that, assuming that the Effective Time of the Merger occurs prior to April 1, 1999, participants in the current offering under the Stock Purchase Plan shall have the right to purchase a number of shares of Eclipsys Voting Common Stock determined by applying the Exchange Ratio to the number of shares of TSI Voting Common Stock that such participants would have been entitled to purchase had the Merger not been completed at such time and that such purchase shall occur at an exercise price equal to 85% of the lower of
(x) the market value (determined in accordance with the Stock Purchase Plan) of TSI Common Stock as of October 1, 1998 or (y) the product of (I) the Exchange Ratio and (II) the market value (determined in accordance with the Stock Purchase Plan) of Eclipsys Voting Common Stock as of March 31, 1999, all subject to and in accordance with the terms of the Stock Purchase Plan.

     SECTION 6.13 Brokers or Finders. Each of Eclipsys and TSI represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Morgan Stanley & Co. Incorporated, whose fees and expenses will be paid by Eclipsys in accordance with Eclipsys' agreement with such firm (a copy of which has been delivered by Eclipsys to TSI prior to the date of this Agreement), and BT Alex. Brown Incorporated whose fees and expenses will be paid by TSI in accordance with TSI's agreement with such firm (a copy of which has been delivered by TSI to Eclipsys prior to the date of this Agreement). Each of Eclipsys and TSI agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or any of its Affiliates.

     SECTION 6.14 Indemnification.

     (a) From and after the Effective Time, Eclipsys agrees that it will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of TSI (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that TSI would have been permitted under Massachusetts law and its articles of organization or bylaws in effect on the date hereof to indemnify such Indemnified Party (and Eclipsys and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification).

     (b) For a period of three (3) years after the Effective Time, Eclipsys shall cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by TSI's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Eclipsys) with coverage in amount and scope at least as favorable as TSI's existing coverage; provided, that in no event shall Eclipsys or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by TSI for such coverage (currently $203,500), except to the extent such excess is attributable to Eclipsys' claims history or price increases in the market for such insurance that is unrelated to TSI specifically; and if such premium would at any time exceed such limitation, the Surviving Corporation shall maintain insurance policies that provide the maximum and best coverage available at an annual premium equal to such limitation; and provided further that, if any legal action had been pending at any time subsequent to the second anniversary of the Effective Time against any person currently covered by TSI's directors' and officers' liability insurance policy that would be covered in whole or in part by such policy, the Surviving Corporation shall thereafter continue to maintain such policy in effect (subject to the foregoing proviso) until the fifth anniversary of the Effective Time.

     (c) The provisions of this Section 6.14 are intended to be in addition to the rights otherwise available to the current officers and directors of TSI by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

     SECTION 6.15 Letter of Eclipsys' Accountants. Eclipsys shall use reasonable efforts to cause to be delivered to TSI and Eclipsys a letter of PricewaterhouseCoopers LLP, Eclipsys' independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to TSI, in form reasonably satisfactory to TSI and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     SECTION 6.16 Letter of TSI's Accountants. TSI shall use reasonable efforts to cause to be delivered to Eclipsys and TSI letters of PricewaterhouseCoopers LLP, TSI's independent auditors, and Ernst & Young LLP, HealthVISION's auditors, each dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Eclipsys, in form reasonably satisfactory to Eclipsys and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     SECTION 6.17 Warburg Registration Rights Agreement. Eclipsys shall use its reasonable efforts to amend its existing Second Amended and Restated Registration Rights Agreement, dated January 1998, among Eclipsys and certain of its stockholders (the "Registration Rights Agreement") (i) to add Warburg as a "Designated Holder" (as defined in the Registration Rights Agreement) for all purposes of the Registration Rights Agreement and (ii) to provide Warburg with one demand registration pursuant to Section 3(a) of the Registration Rights Agreement, which demand may not be exercised prior to January 1, 2000. In the event Eclipsys is unable for any reason to amend the Registration Rights Agreement as provided in the immediately preceding sentence, Eclipsys shall enter into a registration rights agreement with Warburg, containing the foregoing terms and otherwise substantially identical to the Registration Rights Agreement, except that the only Designated Holder therein shall be Warburg (such agreement, either as the amendment to the Registration Rights Agreement or the separate registration rights agreement, the "Warburg Registration Rights Agreement").

                                  ARTICLE VII

                              CONDITIONS TO MERGER

     SECTION 7.01 Conditions to Each Party's Obligation To Effect the
Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of two-thirds of the outstanding shares of TSI Voting Common Stock and the Eclipsys Voting Proposals shall have been approved by the affirmative vote of

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

the holders of a majority of the shares of Eclipsys Voting Common Stock present or represented at the Eclipsys Stockholders' Meeting at which a quorum is present.

          (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c) Approvals. Other than the filing provided for by Section 1.01, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to file, obtain or occur is reasonably likely to have an Eclipsys Material Adverse Effect or a TSI Material Adverse Effect shall have been filed, been obtained or occurred.

          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (e) No Injunctions. No Governmental Entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (each an "Order") or statute, rule, regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

          (f) Pooling Letters. Eclipsys and TSI shall each have received a letter from PricewaterhouseCoopers LLP addressed to Eclipsys and TSI, respectively, regarding its concurrence with management's conclusions as to the appropriateness of pooling-of-interests accounting under Accounting Principles Board Opinion No. 16 for the Merger, as contemplated to be effected as of the date of the letter, it being agreed that Eclipsys and TSI shall each provide reasonable cooperation to PricewaterhouseCoopers LLP, to enable them to issue such a letter.

          (g) Nasdaq. The shares of Eclipsys Voting Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market.

     SECTION 7.02 Additional Conditions to Obligations of Eclipsys and Sub. The obligations of Eclipsys and Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Eclipsys:

          (a) Representations and Warranties. The representations and warranties of TSI set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes contemplated by this Agreement and (ii) in the case of representations and warranties that are not qualified as to materiality, where the failures to be true and correct, individually or in the aggregate, have not had and are not reasonably likely to have a TSI Material Adverse Effect or a material adverse effect upon the consummation of the transactions contemplated hereby; and Eclipsys shall have received a certificate signed on behalf of TSI by the chief executive officer and the chief financial officer of TSI to such effect.

          (b) Performance of Obligations of TSI. TSI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Eclipsys shall have received a certificate signed on behalf of TSI by the chief executive officer and the chief financial officer of TSI to such effect.

          (c) Tax Opinion. Eclipsys shall have received a written opinion from Hale and Dorr LLP, counsel to Eclipsys, to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

          (d) Dissenting Shares. The total number of Dissenting Shares shall not be greater than 5% of the total number of shares of TSI Common Stock outstanding immediately prior to the Effective Date.

     SECTION 7.03 Additional Conditions to Obligations of TSI. The obligation of TSI to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by TSI:

          (a) Representations and Warranties. The representations and warranties of Eclipsys and Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except (i) for changes contemplated by this Agreement and (ii) in the case of representations and warranties that are not qualified as to materiality, where the failures to be true and correct, individually or in the aggregate, have not had and are not reasonably likely to have an Eclipsys Material Adverse Effect or a material adverse effect upon the consummation of the transactions contemplated hereby; and TSI shall have received a certificate signed on behalf of Eclipsys by the chief executive officer and the chief financial officer of Eclipsys to such effect.

          (b) Performance of Obligations of Eclipsys and Sub. Eclipsys and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and TSI shall have received a certificate signed on behalf of Eclipsys by the chief executive officer and the chief financial officer of Eclipsys to such effect.

          (c) Tax Opinion. TSI shall have received the opinion of Foley, Hoag & Eliot LLP, counsel to TSI, to the effect that the Merger will be treated for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code.

          (d) Warburg Registration Rights Agreement. Eclipsys shall have executed and delivered the Warburg Registration Rights Agreement.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     SECTION 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.01(b) through 8.01(g), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of TSI or Eclipsys:

          (a) by mutual written consent of Eclipsys and TSI; or

          (b) by either Eclipsys or TSI if the Merger shall not have been consummated by April 30, 1999 (the "Outside Date") (provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

          (c) by either Eclipsys or TSI if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (d) by Eclipsys, if, at the TSI Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of TSI in favor of this Agreement and the Merger shall not have been obtained; or by TSI if, at the Eclipsys Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Eclipsys in favor of the Eclipsys Voting Proposals shall not have been obtained; or

          (e) by Eclipsys, if (i) the Board of Directors of TSI shall have withdrawn or modified in a manner adverse to Eclipsys its recommendation of this Agreement or the Merger; (ii) the Board of Directors of TSI shall have recommended to the stockholders of TSI an Alternative Transaction (as defined in Section 8.03(h)); (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of TSI Voting Common Stock is commenced (other than by Eclipsys or an Affiliate of Eclipsys) and the Board of Directors of TSI recommends that the stockholders of TSI tender their shares in such tender or exchange offer; or
(iv) for any reason (other than by reason of the Joint Proxy Statement not having been cleared by the SEC) TSI fails to call and hold the TSI Stockholders' Meeting by the Outside Date (provided that Eclipsys' right to terminate this Agreement under such clause (iv) shall not be available if at such time TSI would be entitled to terminate this Agreement under Section 8.01(h)); or

          (f) by TSI, if (i) the Board of Directors of Eclipsys shall have withdrawn or modified in a manner adverse to TSI its recommendation of this Agreement, the Merger or the Eclipsys Voting Proposals; (ii) the Board of Directors of Eclipsys shall have recommended to the stockholders of Eclipsys an Alternative Transaction; (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of Eclipsys Voting Common Stock is commenced (other than by TSI or an Affiliate of TSI) and the Board of Directors of Eclipsys recommends that the stockholders of Eclipsys tender their shares in such tender offer or exchange offer; or (iv) for any reason (other than by reason of the Joint Proxy Statement not having been cleared by the SEC) Eclipsys fails to call and hold the Eclipsys Stockholders' Meeting by the Outside Date (provided that TSI's right to terminate this Agreement under such clause (iv) shall not be available if at such time Eclipsys would be entitled to terminate this Agreement under Section 8.01(h)); or

          (g) by TSI, if the Board of Directors of TSI accepts or approves a Superior Proposal, or recommends a Superior Proposal to the stockholders of TSI; or

          (h) by Eclipsys or TSI, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, any of which breaches (i) causes the conditions set forth in Section 7.02(a) or (b) (in the case of termination by Eclipsys) or 7.03(a), (b) or (d) (in the case of termination by TSI) not to be satisfied, and (ii) shall not have been cured within 20 business days following receipt by the breaching party of written notice of such breach from the other party.

     SECTION 8.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Eclipsys, TSI, Sub or their respective officers, directors, stockholders or Affiliates, except as set forth in Section 8.03; provided, that no such termination shall limit or otherwise relieve the liability of any party for any breach of this Agreement (except to the extent that liability may be limited by Section 8.03(c) or Section 8.03(e) below); and provided further, that the provisions of Section
8.03 of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

     SECTION 8.03 Fees and Expenses.

     (a) Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that TSI and Eclipsys shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Joint Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

     (b) TSI shall pay Eclipsys up to $2,000,000 as reimbursement for expenses of Eclipsys actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of Eclipsys' counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of this Agreement by Eclipsys pursuant to Section 8.01(d) as a result of the failure to receive the requisite vote for approval of this Agreement and the Merger by the stockholders of TSI at the TSI Stockholders' Meeting, Section 8.01(e), Section 8.01(g) or Section 8.01(h) as a result of a breach by TSI of any of the covenants set forth in any of Sections 5.01, 5.04, 6.01, 6.02, 6.03, 6.04, 6.05, 6.06, 6.07, 6.08, 6.09,
6.10, 6.16 or 6.18 of this Agreement (collectively, the "TSI Material
Covenants").

     (c) TSI shall pay Eclipsys a termination fee of $9,100,000 upon the earliest to occur of the following events (each an "Eclipsys Termination Fee Event"):

          (i) the termination of this Agreement by Eclipsys pursuant to Section 8.01(e); or

          (ii) the termination of this Agreement by Eclipsys pursuant to Section 8.01(h) after a breach by TSI of any of the TSI Material Covenants; or

          (iii) consummation of an Alternative Transaction with respect to TSI within twelve (12) months following the failure to receive the requisite vote for approval of this Agreement and the Merger by the stockholders of TSI at the TSI Stockholders' Meeting if, at the time of such failure, any Alternative Transaction relating to TSI had been announced and had not been absolutely and unconditionally withdrawn and abandoned; or

          (iv) the termination of this Agreement by TSI pursuant to Section 8.01(h).

Notwithstanding the foregoing, any amount payable pursuant to this Section 8.03(c) shall be reduced, on a dollar-for-dollar basis, by any amount theretofore paid to Eclipsys pursuant to Section 8.03(b). TSI agrees that it will not structure any transaction or agreement for the purpose of avoiding payment of the termination fee required by this Section 8.03(c). TSI further acknowledges that the agreements contained in this Section 8.03(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Eclipsys would not enter into this Agreement; accordingly, if TSI fails to promptly pay the amount due pursuant to this
Section 8.03(c), and, in order to obtain such payment, Eclipsys commences a suit which results in a judgment against TSI for the fee set forth in this Section 8.03(c), TSI shall pay to Eclipsys its costs and expenses (including fees and disbursements of counsel) in connection with such suit, together with interest on the amount of the termination fee at the prime rate of Citibank, N.A. on the date such payment was required to be made. Eclipsys and TSI further acknowledge and agree that it may be difficult and impractical to measure in money the damages which will accrue by reason of the occurrence of an Eclipsys Termination Fee Event. Therefore, Eclipsys and TSI agree that payment of the termination fee and any other fees, costs or expenses due under this Section 8.03(c) shall constitute liquidated damages and not a penalty and shall further constitute the sole and exclusive remedy of Eclipsys for any losses, damages, claims, costs or expenses arising from the occurrence of any Eclipsys Termination Fee Event.

     (d) Eclipsys shall pay TSI up to $2,000,000 as reimbursement for expenses of TSI actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of TSI's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of this Agreement by TSI pursuant to Section 8.01(d) as a result of the failure to receive the requisite vote for approval of the Eclipsys Voting Proposals by the stockholders of Eclipsys at the Eclipsys Stockholders' Meeting, Section 8.01(f) or Section 8.01(h) as a result of a breach by Eclipsys of any of the covenants set forth in Sections 5.02, 6.01, 6.03, 6.04, 6.05, 6.06, 6.07, 6.08, 6.09,
6.10, 6.11, 6.12, 6.15, 6.17 or 6.18 of this Agreement (collectively, the "Eclipsys Material Covenants").

     (e) Eclipsys shall pay TSI a termination fee of $9,100,000 upon the earliest to occur of the following events (each a "TSI Termination Fee Event"):

          (i) the termination of this Agreement by TSI pursuant to Section 8.01(f), or

          (ii) the termination of this Agreement by TSI pursuant to Section 8.01(g) after a breach by Eclipsys of any of the Eclipsys Material Covenants; or

          (iii) consummation of an Alternative Transaction with respect to Eclipsys within twelve (12) months following the failure to receive the requisite vote for approval of the Eclipsys Voting Proposals by the stockholders of Eclipsys at the Eclipsys Stockholders' Meeting if, at the time of such failure, any Alternative Transaction relating to Eclipsys had been announced and had not been absolutely and unconditionally withdrawn and abandoned.

Notwithstanding the foregoing, any amount payable pursuant to this Section 8.03(e) shall be reduced, on a dollar-for-dollar basis, by any amount theretofore paid to TSI pursuant to Section 8.03(d). Eclipsys agrees that it will not structure any transaction or agreement for the purpose of avoiding payment of the termination fee required by this Section 8.03(e). Eclipsys further acknowledges that the agreements contained in this Section 8.03(e) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, TSI would not enter into this Agreement; accordingly, if Eclipsys fails to promptly pay the amount due pursuant to this Section 8.03(e), and, in order to obtain such payment, TSI commences a suit which results in a judgment against Eclipsys for the fee set forth in this Section 8.03(e), Eclipsys shall pay to TSI its costs and expenses (including fees and disbursements of counsel) in connection with such suit, together with interest on the amount of the termination fee at the prime rate of Citibank, N.A. on the date such payment was required to be made. Eclipsys and TSI further acknowledge and agree that it may be difficult and impractical to measure in money the damages which will accrue by reason of the occurrence of a TSI Termination Fee Event. Therefore, Eclipsys and TSI agree that payment of the termination fee and any other fees, costs or expenses due under this Section 8.03(e) shall constitute liquidated damages and not a penalty and shall further constitute the sole and exclusive remedy of TSI for any losses, damages, claims, costs or expenses arising from the occurrence of any TSI Termination Fee Event.

     (g) The expenses and fees, if applicable, payable pursuant to Section 8.03(b), 8.03(c), 8.03(d) and 8.03(e) shall be paid within one business day after the first to occur of the events described in Section 8.03(b), 8.03(c), 8.03(d) or 8.03(e)(i), (ii) or (iii); provided that in no event shall Eclipsys or TSI, as the case may be, be required to pay the expenses and fees, if applicable, to the other, if, immediately prior to the termination of this Agreement, the party to receive the expenses and fees, if applicable, was in material breach of its obligations under this Agreement.

     (h) As used in this Agreement, "Alternative Transaction" means any of (i) a transaction other than an Eclipsys Permitted Acquisition pursuant to which any person (or group of persons) other than Eclipsys or TSI or their respective affiliates (a "Third Party"), acquires more than 15% of the outstanding shares of TSI Voting Common Stock or Eclipsys Voting Common Stock, as the case may be, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Eclipsys or TSI other than an Eclipsys Permitted Acquisition pursuant to which any Third Party acquires more than 15% of the outstanding equity securities of Eclipsys or TSI or the entity surviving such merger or business combination, (iii) any other transaction other than an Eclipsys Permitted Acquisition pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Eclipsys or TSI, and the entity surviving any merger or business combination including any of them) of Eclipsys or TSI having a fair market value (as determined by the Board of Directors of Eclipsys or TSI, as the case may be, in good faith) equal to more than 15% of the fair market value of all the assets of Eclipsys or TSI and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of TSI or of Eclipsys, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     SECTION 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

     SECTION 9.01 Nonsurvival of Representations, Warranties and
Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Sections 1.04, 2.01, 2.02, 6.12, 6.14, 8.03 and Article IX, and the agreements of the Affiliates delivered pursuant to Section 6.10. The Confidentiality Agreement shall survive the execution and delivery of this Agreement.

     SECTION 9.02 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as the party shall specify by like notice):

        (a) if to Eclipsys or Sub, to

            Eclipsys Corporation
            777 East Atlantic Avenue
            Suite 200
            Delray Beach, FL 33483
            Attn: Chief Executive Officer
            Telecopy: (561) 243-8850

            with a copy to:

            Eclipsys Corporation
            777 East Atlantic Avenue
            Suite 200
            Delray Beach, FL 33483
            Attn: General Counsel
            Telecopy: (561) 243-8850

        (b) if to TSI, to

            Transition Systems, Inc.
            One Boston Place
            Boston, MA 02108
            Attn: Chief Executive Officer
            Telecopy: (617) 723-8700

            with a copy to:

            Foley, Hoag & Eliot LLP
            One Post Office Square
            Boston, MA 02109
            Attn: Robert W. Sweet, Jr., Esq.
            Telecopy: (617) 832-7000

     SECTION 9.03 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase

"made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 29, 1998.

     SECTION 9.04 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     SECTION 9.05 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.14 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the Confidentiality Agreement shall remain in full force and effect until the Effective Time. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither TSI nor Eclipsys makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other's representatives of any documentation or other information with respect to any one or more of the foregoing.

     SECTION 9.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any applicable principles of conflicts of law.

     SECTION 9.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                 [Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, Eclipsys, Sub and TSI have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.


                                                                Eclipsys Corporation
                                                              By: /s/ HARVEY J. WILSON
[seal]                                          ----------------------------------------------------
                                                                     President
                                                             By: /s/ ROBERT J. VANARIA
                                                ----------------------------------------------------
                                                                     Treasurer

                                                             Eclipsys Acquisition Corp.
[seal]                                                        By: /s/ HARVEY J. WILSON
                                                ----------------------------------------------------
                                                                     President
                                                             By: /s/ ROBERT J. VANARIA
                                                ----------------------------------------------------
                                                                     Treasurer

                                                              Transition Systems, Inc.
[seal]                                                         By: /s/ ROBERT F. RACO
                                                ----------------------------------------------------
                                                                     President
                                                              By: /s/ PAULA J. MALZONE
                                                ----------------------------------------------------
                                                                     Treasurer

                                                                     EXHIBIT A-1

                                              TSI STOCKHOLDERS' VOTING AGREEMENT

                                VOTING AGREEMENT

     VOTING AGREEMENT (the "Agreement"), dated as of October 29, 1998, between
               (the "Stockholder"), who is a stockholder of Transition Systems, Inc., a Massachusetts corporation (the "Company"), and Eclipsys Corporation, a Delaware corporation ("Buyer").

     WHEREAS, concurrently with the execution of this Agreement, the Company, Buyer and a wholly-owned subsidiary of Buyer ("Sub") have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the "Merger Agreement"), providing for the merger (the "Merger") of Sub with and into the Company pursuant to the terms and conditions of the Merger Agreement; and

     WHEREAS, the Stockholder owns of record and beneficially the number of shares of capital stock of the Company set forth beneath his signature below (the "Shares") and wishes to enter into this Agreement with respect to all of such Shares; and

     WHEREAS, in order to induce Buyer to enter into the Merger Agreement, the Stockholder has agreed, upon the terms and subject to the conditions set forth herein, to vote the Shares and to deliver an irrevocable proxy to Buyer to vote the Shares at a meeting of the Company's stockholders, in favor of approval and adoption of the Merger Agreement and the Merger.

     NOW THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

          1. Agreement to Vote Shares. The Stockholder agrees during the term of this Agreement to vote the Stockholder's Shares, in person or by proxy, in favor of approval and adoption of the Merger Agreement and the Merger at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof. The Stockholder agrees to deliver to Buyer upon request immediately prior to any vote contemplated by clause (a) or (b) above a proxy substantially in the form attached hereto as Annex A (a "Proxy"), which Proxy shall be irrevocable during the term of this Agreement to the extent permitted under Massachusetts law, and Buyer agrees to vote the Shares subject to each such Proxy in favor of approval and adoption of the Merger Agreement and the Merger.

          2. No Voting Trusts. The Stockholder agrees that the Stockholder will not, nor will the Stockholder permit any entity under the Stockholder's control to, deposit any of the Stockholder's Shares in a voting trust or subject any of its Shares to any arrangement with respect to the voting of the Shares inconsistent with this Agreement.

          3. Limitation on Dispositions and Proxies. During the term of this Agreement, the Stockholder agrees not to sell, assign, pledge, transfer or otherwise dispose of, or grant any proxies with respect to (except as contemplated by this Agreement) any of the Stockholder's Shares.

          4. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with the obligations imposed by this Agreement, and that, in the event of any such failure, the other party will not have an adequate remedy at law or in damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

          5. Term of Agreement; Termination. Subject to Section 9(e), the term of this Agreement shall commence on the date hereof and such term and this Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

          6. Representations and Warranties of the Stockholder. The Stockholder represents and warrants to Buyer that, as of the date hereof, (a) the Stockholder has full legal power and authority to execute and deliver this Agreement and the Proxy, and (b) the Stockholder's Shares are free and clear of all proxies.

          7. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provisions hereof by such party.

          8. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission (with confirmation) and on the next business day when sent by Federal Express, Express mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to Buyer:

           Eclipsys Corporation
           777 East Atlantic Avenue
           Suite 200
           Delray Beach, FL 33483
           Attention: Chief Executive Officer
           Fax: (561) 243-8850

        With a copy to:

           Eclipsys Corporation
           777 East Atlantic Avenue
           Suite 200
           Delray Beach, FL 33483
           Attention: General Counsel
           Fax: (561) 243-8850

        If to Stockholder:

        With a copy to:

           Foley, Hoag & Eliot LLP
           One Post Office Square
           Boston, MA 02109
           Attention: Robert W. Sweet, Jr., Esq.
           Fax: (617) 832-7000

          9. Miscellaneous.

          (a) This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of The Commonwealth of Massachusetts, without reference to its conflicts of law principles.

          (b) If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provisions not held invalid or unenforceable and the application of such provisions to persons or circumstances other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

          (c) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

          (d) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

          (e) The obligations of the Stockholder set forth in this Agreement shall not be effective or binding upon the Stockholder until after such time as the Merger Agreement is executed and delivered by the Company, Buyer and Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

                            [Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                          Eclipsys Corporation

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                          STOCKHOLDER

                                          --------------------------------------

                                          --------------------------------------
                                                        Signature

                                          Shares:
                                              ----------------------------------

                                              ----------------------------------

                                                                       (ANNEX A)

                                     PROXY

     The undersigned, for consideration received, hereby appoints Eclipsys Corporation, a Delaware corporation ("Buyer"), its proxy to vote all shares of capital stock owned by the undersigned which the undersigned is entitled to vote at any meeting of stockholders of Transition Systems, Inc., a Massachusetts corporation (the "Company"), and at any adjournment thereof, to be held for the purpose of voting upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 29, 1998 (the "Merger Agreement"), by and among the Company, Buyer and a wholly-owned subsidiary of Buyer ("Sub"), providing for the merger (the "Merger") of Sub with and into the Company, FOR such proposal and AGAINST any Acquisition Proposal that is not a Superior Proposal (as such terms are defined in the Merger Agreement). This proxy is subject to the terms of the Voting Agreement dated as of October 29, 1998 between the undersigned and Buyer, a copy of such Agreement being attached hereto (the "Voting Agreement"), is coupled with an interest and revokes all prior proxies granted by the undersigned with respect to such shares, is irrevocable and shall terminate and be of no further force or effect automatically at such time as the Voting Agreement terminates in accordance with its terms.

                                          Dated: October 29, 1998

                                          STOCKHOLDER

                                          --------------------------------------

                                          --------------------------------------
                                                        Signature

                                                                     EXHIBIT A-2

                                         ECLIPSYS STOCKHOLDERS' VOTING AGREEMENT

                                VOTING AGREEMENT

     VOTING AGREEMENT (the "Agreement"), dated as of October 29, 1998, between
               (the "Stockholder"), who is a stockholder of Eclipsys Corporation, a Delaware corporation ("Buyer"), and Transition Systems, Inc., a Massachusetts corporation (the "Company").

     WHEREAS, concurrently with the execution of this Agreement, the Company, Buyer and a wholly-owned subsidiary of Buyer ("Sub") have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the "Merger Agreement"), providing for the merger (the "Merger") of Sub with and into the Company pursuant to the terms and conditions of the Merger Agreement; and

     WHEREAS, the Stockholder owns of record and beneficially the number of shares of capital stock of Buyer set forth beneath his signature below (the "Shares") and wishes to enter into this Agreement with respect to all of such Shares; and

     WHEREAS, in order to induce the Company to enter into the Merger Agreement, the Stockholder has agreed, upon the terms and subject to the conditions set forth herein, to vote the Shares and to deliver an irrevocable proxy to the Company to vote the Shares at a meeting of Buyer's stockholders, in favor of the Eclipsys Voting Proposals (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement.

     NOW THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

          1. Agreement to Vote Shares. The Stockholder agrees during the term of this Agreement to vote the Stockholder's Shares, in person or by proxy, in favor of the Eclipsys Voting Proposals at every meeting of the stockholders of Buyer at which such matters are considered and at every adjournment thereof. The Stockholder agrees to deliver to the Company upon request immediately prior to any vote contemplated by this section a proxy substantially in the form attached hereto as Annex A (a "Proxy"), which Proxy shall be irrevocable during the term of this Agreement to the extent permitted under Delaware law, and the Company agrees to vote the Shares subject to each such Proxy in favor of approval and adoption of the Merger Agreement and the Merger.

          2. No Voting Trusts. The Stockholder agrees that the Stockholder will not, nor will the Stockholder permit any entity under the Stockholder's control to, deposit any of the Stockholder's Shares in a voting trust or subject any of its Shares to any arrangement with respect to the voting of the Shares inconsistent with this Agreement.

          3. Limitation on Dispositions and Proxies. During the term of this Agreement, the Stockholder agrees not to sell, assign, pledge, transfer or otherwise dispose of, or grant any proxies with respect to (except as contemplated by this Agreement) any of the Stockholder's Shares.

          4. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with the obligations imposed by this Agreement, and that, in the event of any such failure, the other party will not have an adequate remedy at law or in damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

          5. Term of Agreement; Termination. Subject to Section 9(e), the term of this Agreement shall commence on the date hereof and such term and this Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

          6. Representations and Warranties of the Stockholder. The Stockholder represents and warrants to the Company that, as of the date hereof, (a) the Stockholder has full legal power and authority to execute and deliver this Agreement and the Proxy, and (b) the Stockholder's Shares are free and clear of all proxies.

          7. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provisions hereof by such party.

          8. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission (with confirmation) and on the next business day when sent by Federal Express, Express mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          If to the Company:

           Transition Systems, Inc.
           One Boston Place
           Boston, MA 02108
           Attention: Chief Executive Officer
           Fax: (617) 723-8700

          With a copy to:

           Foley, Hoag & Eliot LLP
           One Post Office Square
           Boston, MA 02109
           Attention: Robert W. Sweet, Esq.
           Fax: (617) 832-7000

          If to Stockholder:




          With a copy to:

           Eclipsys Corporation
           777 East Atlantic Avenue
           Suite 200
           Delray Beach, FL 33483
           Attention: General Counsel
           Fax: (561) 243-8850

          9. Miscellaneous.

          (a) This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Delaware, without reference to its conflicts of law principles.

          (b) If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provisions not held invalid or unenforceable and the application of such provisions to persons or circumstances other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

          (c) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

          (d) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

          (e) The obligations of the Stockholder set forth in this Agreement shall not be effective or binding upon the Stockholder until after such time as the Merger Agreement is executed and delivered by the Company, Buyer and Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

                            [Signature page follows]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                          Transition Systems, Inc.

                                          By:
                                             -----------------------------------
                                             Name:
                                             Title:

                                          STOCKHOLDER

                                          --------------------------------------

                                          --------------------------------------
                                                        Signature

                                          Shares:
                                                 -------------------------------

                                              ----------------------------------

                                                                       (ANNEX A)

                                     PROXY

     The undersigned, for consideration received, hereby appoints Transition Systems, Inc., a Massachusetts corporation (the "Company"), its proxy to vote all shares of capital stock owned by the undersigned which the undersigned is entitled to vote at any meeting of stockholders of Eclipsys Corporation, a Delaware corporation ("Buyer"), and at any adjournment thereof, to be held for the purpose of voting upon the Eclipsys Voting Proposals, as such term is defined in the Agreement and Plan of Merger, dated as of October 29, 1998 (the "Merger Agreement"), by and among the Company, Buyer and a wholly-owned subsidiary of Buyer ("Sub"), providing for the merger (the "Merger") of Sub with and into the Company FOR such proposals. This proxy is subject to the terms of the Voting Agreement dated as of October 29, 1998 between the undersigned and the Company, a copy of such Agreement being attached hereto (the "Voting Agreement"), is coupled with an interest and revokes all prior proxies granted by the undersigned with respect to such shares, is irrevocable and shall terminate and be of no further force or effect automatically at such time as the Voting Agreement terminates in accordance with its terms.

                                          Dated: October 29, 1998

                                          STOCKHOLDER

                                          --------------------------------------

                                          --------------------------------------
                                                        Signature

                                                                     EXHIBIT B-1

                                                         TSI AFFILIATE AGREEMENT

                              AFFILIATE AGREEMENT

                                                 , 1998

Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483

Transition Systems, Inc.
One Boston Place
Boston, MA 02108

Ladies and Gentlemen:

     An Agreement and Plan of Merger dated as of October 29, 1998 (the "Agreement") has been entered into by and among Eclipsys Corporation, a Delaware corporation ("Eclipsys"), Fitness Merger Corp., a Massachusetts corporation and a wholly-owned subsidiary of Eclipsys (the "Sub"), and Transition Systems, Inc., a Massachusetts corporation ("TSI"). The Agreement provides for the merger of the Sub with and into TSI (the "Merger"). In accordance with the Agreement, shares of Common Stock, $.01 par value per share, and Non-Voting Common stock, $.01 par value per share of TSI (collectively the "TSI Common Stock") shall be converted into shares of Common Stock, $.01 par value per share, of Eclipsys (the "Eclipsys Voting Common Stock"), as described in the Agreement.

     The undersigned has been advised that as of the date of this agreement the undersigned may be deemed to be an "affiliate" of TSI, as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and/or as such term is used in, and for purposes of, Accounting Series Releases Nos. 130 and 135, as amended, of the Commission.

     In consideration of the mutual agreements, provisions and covenants set forth in the Agreement and hereinafter in this agreement, the undersigned represents and agrees as follows:

          1. Pooling Requirements. The undersigned will not within the 30 day period prior to the Effective Time (as defined in the Agreement), sell, transfer, pledge, hypothecate or otherwise dispose of, or reduce the undersigned's interest in or risk relating to, any shares of Eclipsys Common Stock or TSI Common Stock owned by the undersigned. In addition, the undersigned will not sell, transfer, pledge, hypothecate or otherwise dispose of, or reduce the undersigned's interest in or risk relating to, any Eclipsys Voting Common Stock issued to the undersigned pursuant to the Merger, or any other shares of Eclipsys capital stock, until after such time as Eclipsys has published (within the meaning of Accounting Series Release No. 135, as amended, of the Commission) financial results covering at least 30 days of combined operations of Eclipsys and TSI.

          2. Rule 145. The undersigned will not offer, sell, pledge, hypothecate, transfer or otherwise dispose of, or reduce its interest in or risk relating to, any of the shares of Eclipsys Voting Common Stock issued to the undersigned in the Merger unless at such time either: (i) such transaction is permitted pursuant to the provisions of Rule 145 under the Securities Act; (ii) the undersigned shall have furnished to Eclipsys an opinion of counsel, reasonably satisfactory to Eclipsys, to the effect that such transaction is otherwise exempt from the registration requirements of the Securities Act; or (iii) a registration statement under the Securities Act covering the proposed offer, sale, pledge, hypothecation, transfer or other disposition shall be effective under the Securities Act.

          3. Legend.

          (a) The undersigned understands that all certificates representing Eclipsys Voting Common Stock delivered to the undersigned pursuant to the Merger shall bear a legend in substantially the form set forth below, until the earlier to occur of (i) one of the events referred to in Section 2 above or (ii) the date on which the undersigned requests removal of such legend, provided, that such request occurs at least two years from the Effective Date (as defined in the Merger Agreement) and that the undersigned is not at the time of such request, and has not been during the three months period preceding to such request, an affiliate of Eclipsys.

        "The shares represented by this certificate were issued in a transaction to which Rule 145 of the Securities Act of 1933 applies and may only be transferred in accordance with the provisions of such rule. In addition, the shares represented by this certificate may only be transferred in accordance with the terms of an affiliate agreement dated
                                 , 1998 between the initial holder hereof and
        Eclipsys Corporation, a copy of which agreement may be inspected by the holder of this certificate at the principal offices of Eclipsys Corporation, or furnished by Eclipsys Corporation to the holder of this certificate upon written request, without charge."

          (b) Eclipsys in its discretion may cause stop transfer orders to be placed with its transfer agent with respect to the certificates for the shares of Eclipsys Voting Common Stock that are required to bear the foregoing legend.

          4. General Provisions. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws. This agreement shall be binding on the undersigned's successors and assigns, including his or her heirs, executors and administrators.

     The undersigned has carefully read this agreement and discussed its requirements, to the extent the undersigned believed necessary, with its counsel or counsel for TSI.

                                          Very truly yours,

                                          --------------------------------------
                                          Signature

                                          --------------------------------------
                                          Print Name

Accepted:

ECLIPSYS CORPORATION

By:
   -------------------------------------------------

Name:
     --------------------------------------------

Title:
      --------------------------------------------

Dated:
      -------------------------------------------

TRANSITION SYSTEMS, INC.

By:
   -------------------------------------------------

Name:
     --------------------------------------------

Title:
      --------------------------------------------

Dated:
      -------------------------------------------

                                                                     EXHIBIT B-2

                                                    ECLIPSYS AFFILIATE AGREEMENT

                              AFFILIATE AGREEMENT

                                           , 1998

Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483

Transition Systems, Inc.
One Boston Place
Boston, MA 02108

Ladies and Gentlemen:

     An Agreement and Plan of Merger dated as of October 29, 1998 (the "Agreement") has been entered into by and among Eclipsys Corporation, a Delaware corporation ("Eclipsys"), Fitness Merger Corp., a Massachusetts corporation and a wholly-owned subsidiary of Eclipsys (the "Sub"), and Transition Systems, Inc., a Massachusetts corporation ("TSI"). The Agreement provides for the merger of the Sub with and into TSI (the "Merger"). In accordance with the Agreement, shares of Common Stock, $.01 par value per share, and Non-Voting Common Stock, $.01 par value per share, of TSI (collectively the "TSI Common Stock") shall be converted into shares of Common Stock, $.01 par value per share (the "Eclipsys Voting Common Stock"), as described in the Agreement.

     The undersigned has been advised that as of the date of this agreement the undersigned may be deemed to be an "affiliate" of Eclipsys, as the term "affiliate" is defined under the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and/or as such term is used in, and for purposes of, Accounting Series Releases Nos. 103 and 135, as amended, of the Commission.

     In consideration of the mutual agreements, provisions and covenants set forth in the Agreement and hereinafter in this agreement, the undersigned represents and agrees as follows:

          1. Pooling Requirements. The undersigned will not within the 30 day period prior to the Effective Time (as defined in the Agreement), sell, transfer, pledge, hypothecate or otherwise dispose of, or reduce the undersigned's interest in or risk relating to, any shares of Eclipsys Common Stock or TSI Common Stock owned by the undersigned. In addition, the undersigned will not sell, transfer, pledge, hypothecate or otherwise dispose of, or reduce the undersigned's interest in or risk relating to any shares of Eclipsys capital stock, until after such time as Eclipsys has published (within the meaning of Accounting Series Release No. 135, as amended, of the Commission) financial results covering at least 30 days of combined operations of Eclipsys and TSI.

          2. General Provisions. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws. This agreement shall be binding on the undersigned's successors and assigns, including his heirs, executors and administrators.

     The undersigned has carefully read this agreement and discussed its requirements, to the extent the undersigned believed necessary, with its counsel or counsel for Eclipsys.

                                          Very truly yours,

                                          --------------------------------------
                                          Signature

                                          --------------------------------------
                                          Print Name

Accepted:

ECLIPSYS CORPORATION

By:
    --------------------------------------------------------

Name:
      -------------------------------------------------------

Title:
      ------------------------------------------------------

Dated:
      -------------------------------------------------------

TRANSITION SYSTEMS, INC.

By:
    --------------------------------------------------------

Name:
      -------------------------------------------------------

Title:
      ------------------------------------------------------

Dated:
      -------------------------------------------------------

                                    ANNEX B

               [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]

                                                                October 28, 1998

Board of Directors
Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, Florida 33483

Members of the Board:

     We understand that Transition Systems Inc. ("TSI"), Eclipsys Corporation ("Eclipsys" or the "Company"), and Exercise Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Eclipsys, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 28, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into TSI. Pursuant to the Merger, TSI will become a wholly-owned subsidiary of the Company and each outstanding share of common stock, par value of $0.01 per share (the "TSI Common Stock"), of TSI, other than shares held in treasury or by Eclipsys or any subsidiary of TSI or Eclipsys, shall be converted into the right to receive 0.525 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of Eclipsys (the "Eclipsys Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and certain related documents.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Company.

     For purposes of the opinion set forth herein, we have:

          (a) reviewed certain publicly available financial statements and other information of TSI and Eclipsys, respectively;

          (b) reviewed certain internal financial statements and other financial and operating data concerning TSI and Eclipsys prepared by the managements of TSI and Eclipsys, respectively;

          (c) discussed the past and current operations and financial condition and the prospects of TSI with senior executives of TSI;

          (d) discussed the past and current operations and financial condition and the prospects of Eclipsys, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Eclipsys;

          (e) discussed with the senior managements of TSI and Eclipsys certain research analyst projections for TSI and Eclipsys, respectively;

          (f) reviewed the pro forma impact of the Merger on Eclipsys' earnings per share and other financial ratios;

          (g) reviewed the reported prices and trading activity for the TSI Common Stock and the Eclipsys Common Stock;

          (h) compared the financial performance of TSI and Eclipsys and the prices and trading activity of the TSI Common Stock and the Eclipsys Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (i) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (j) participated in discussions among representatives of TSI and Eclipsys and their financial and legal advisors;

          (k) reviewed the draft Merger Agreement dated October 21, 1998 and certain related documents; and

          (l) performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Eclipsys and TSI, respectively. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of TSI, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have been retained to render a financial opinion to the Board of Directors of Eclipsys in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and their affiliates and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which Eclipsys Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company and TSI should vote at the shareholders' meeting held in connection with the Merger.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Company.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:    /s/ SCOTT R. BRAKEBILL
                                            ------------------------------------
                                                     Scott R. Brakebill
                                                     Managing Director

                                    ANNEX C
                  [LETTERHEAD OF BT ALEX. BROWN INCORPORATED]

                                                                October 29, 1998

Board of Directors
Transition Systems, Inc.
One Boston Place, Suite 2700
Boston, Massachusetts 02108

Members of the Board:

     BT Alex. Brown Incorporated ("BT Alex. Brown") has acted as financial advisor to Transition Systems, Inc. ("TSI") in connection with the proposed merger transaction involving TSI and Eclipsys Corporation ("Eclipsys") pursuant to the Agreement and Plan of Merger, dated as of October 29, 1998 (the "Merger Agreement"), among Eclipsys, Exercise Acquisition Corp., a wholly owned subsidiary of Eclipsys ("Sub"), and TSI. The Merger Agreement provides, among other things, for the merger of Sub with and into TSI (the "Merger") pursuant to which TSI will become a wholly owned subsidiary of Eclipsys. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of the common stock, par value $0.01 per share, of TSI ("TSI Voting Common Stock") and each outstanding share of the non-voting common stock, par value $0.01 per share, of TSI ("TSI Non-Voting Common Stock" and, together with the TSI Voting Common Stock, "TSI Common Stock") will be converted into the right to receive 0.525 of a share (the "Exchange Ratio") of the common stock, par value $0.01 per share, of Eclipsys ("Eclipsys Voting Common Stock").

     You have requested BT Alex. Brown's opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of TSI Common Stock.

     In connection with BT Alex. Brown's role as financial advisor to TSI, and in arriving at its opinion, BT Alex. Brown has reviewed certain publicly available financial and other information concerning TSI and Eclipsys and certain internal analyses and other information furnished to or discussed with it by TSI, Eclipsys and their respective advisors. BT Alex. Brown has also held discussions with members of the senior management of TSI and Eclipsys regarding the business and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Alex. Brown has (i) reviewed the reported prices and trading activity for TSI Voting Common Stock and Eclipsys Voting Common Stock, (ii) compared certain financial and stock market information for TSI and Eclipsys with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part,
(iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analysis and considered such other factors as it deemed appropriate. In connection with its engagement, BT Alex. Brown was authorized to approach, and held discussions with, certain third parties to solicit indications of interest with respect to the acquisition of TSI.

     BT Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning TSI, Eclipsys and the combined company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and BT Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of TSI or Eclipsys. With respect to the financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown has assumed that they have been prepared on bases reflecting reasonable estimates and judgments as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

Board of Directors
Transition Systems, Inc.
October 29, 1998
Page 2

     For purposes of rendering its opinion, BT Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of TSI, Eclipsys and Sub contained in the Merger Agreement are true and correct, TSI, Eclipsys and Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of TSI, Eclipsys and Sub to consummate the Merger will be satisfied without any waiver thereof. BT Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either TSI or Eclipsys is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on TSI or Eclipsys or materially reduce the contemplated benefits of the Merger to TSI. In addition, you have informed BT Alex. Brown, and accordingly for purposes of rendering its opinion BT Alex. Brown has assumed, that the Merger will qualify as a tax-free reorganization for federal income tax purposes and will be accounted for as a pooling of interests. BT Alex. Brown is expressing no opinion as to the price at which the Eclipsys Voting Common Stock will trade at any time.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of TSI and is not a recommendation to any shareholder as to how such shareholder should vote with respect to matters relating to the proposed Merger. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of TSI Common Stock, and BT Alex. Brown expresses no opinion as to the merits of the underlying decision by TSI to engage in the Merger.

     BT Alex. Brown, as a customary part of its investment baking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to TSI in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger and portion of which is payable upon delivery of this opinion. BT Alex. Brown and its affiliates have in the past provided financial services to TSI unrelated to the proposed Merger, for which services BT Alex. Brown and its affiliates have received compensation. BT Alex. Brown maintains a market in TSI Common Stock and regularly publishes research reports regarding the businesses and securities of TSI and other publicly traded companies in the health care information technology industry. In the ordinary course of business, BT Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of TSI and Eclipsys for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

     Based upon and subject to the foregoing, it is BT Alex. Brown's opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to the holders of TSI Common Stock.

                                          Very truly yours,

                                          /s/BT ALEX. BROWN INCORPORATED
                                          ------------------------------
                                          BT ALEX. BROWN INCORPORATED

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article EIGHTH of the Registrant's Third Amended and Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for (i) any breach of such director's duty of loyalty to the Registrant, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which such director derived an improper person benefit or (iv) actions under
Section 174 of the Delaware General Corporation Law and to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Messrs. Denning and Ford, the elected representatives of GAP 28, GAP 38, GAP 47, GAP 48 and GAP Coinvestment to the Board of Directors, are indemnified against liability they may incur in their capacity as directors of the Company pursuant to the limited partnership agreements of each of GAP 28, GAP 38, GAP 47 and GAP 48.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
 2.1*      Agreement and Plan of Merger dated as of October 29, 1998 by and among the Registrant, Exercise Acquisition Corp. and
           Transition Systems, Inc.
 2.2**     Agreement of Merger among Alltel Healthcare Information
           Services, Inc., Alltel Information Services, Inc., Eclipsys
           Corporation and Eclipsys Solutions Corp. dated as of January
           24, 1997
 2.3**     Amended and Restated Stock Purchase Agreement among Eclipsys
           Corporation, SDK Medical Computer Services Corporation and
           the Selling Stockholders listed therein dated June 26, 1997
 2.4**     Asset Purchase Agreement by and among Motorola, Inc.,
           Eclipsys Corporation and Emtek Healthcare Corporation dated
           January 30, 1998
 3.1***    Third Amended and Restated Certificate of Incorporation of
           the Registrant
 3.2**     Amended and Restated Bylaws of the Registrant
 4.1**     Specimen certificate for shares of Eclipsys Common Stock
 5.1       Opinion of Hale and Dorr LLP
 8.1       Opinion of Hale and Dorr LLP as to Tax Matters

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
 8.2       Opinion of Foley, Hoag & Eliot LLP as to Tax Matters
10.1**     Second Amended and Restated Registration Rights Agreement
10.2**     Second Amended and Restated Stockholders Agreement
10.3**     Warrant to Purchase Non-Voting Common Stock, dated January
           24, 1997, granted to First Union Corporation
10.4**     Warrant to Purchase Non-Voting Common Stock, dated January
           24, 1997, granted to BT Investment Partners, Inc.
10.5**+    Information Systems Technology License Agreement, dated as of May 3, 1996, by and among Partners Healthcare System,
           Inc., Brigham and Women's Hospital, Inc. and Integrated
           Healthcare Solutions, Inc.
10.6**     Preferred Stock Purchase Agreement by and among Eclipsys
           Corporation, General Atlantic Partners 47, L.P. and GAP
           Coinvestment Partners, L.P. dated February 4, 1998
10.7**     1996 Stock Plan
10.8**     1998 Stock Incentive Plan
10.9***    Amended and Restated 1998 Employee Stock Purchase Plan
10.10**    Employment Letter, dated as of May 1, 1996, to Harvey J.
           Wilson from Integrated Healthcare Solutions, Inc.
10.11**    First Amended and Restated Credit Agreement dated May 29,
           1998, by and among Eclipsys Corporation, First Union
           National Bank, f/k/a First Union National Bank of North
           Carolina as Agent and BankBoston, N.A. as Co-Agent
10.12***   Letter agreement amending First Amended and Restated Credit
           Agreement dated May 29, 1998, by and among Eclipsys
           Corporation, First Union National Bank, f/k/a First Union
           National Bank of North Carolina as Agent and BankBoston,
           N.A., as Co-Agent
10.13**    Settlement of Claims Agreement, dated as of March 13, 1998, between ALLTEL Information Services, Inc. and Eclipsys
           Corporation
21**       Subsidiaries of the Registrant
23.1       Consent of PricewaterhouseCoopers LLP
23.2       Consent of PricewaterhouseCoopers LLP
23.3       Consent of KPMG Peat Marwick LLP
23.4       Consent of PricewaterhouseCoopers LLP
23.5       Consent of Ernst & Young LLP
23.6       Consent of Hale and Dorr LLP (included in Exhibit 5.1)
23.7       Consent of Hale and Dorr LLP (included in Exhibit 8.1)
23.8       Consent of Foley, Hoag & Eliot LLP (included in Exhibit 8.2)
24         Power of Attorney (included on page II-5)
99.1*      Opinion of Morgan Stanley & Co. Incorporated
99.2*      Opinion of BT Alex. Brown Incorporated
99.3       Form of Proxy Card of Eclipsys Corporation
99.4       Form of Proxy Card of Transition Systems, Inc.
99.5       Consent of BT Alex. Brown Incorporated
99.6       Consent of Morgan Stanley & Co.
99.7       Consent of Robert F. Raco
99.8       Consent of Patrick T. Hackett

---------------
  + Confidential treatment granted on August 6, 1998 in connection with the
    Eclipsys IPO.
  * Included as an annex to the Joint Proxy Statement/Prospectus included herein.
 ** Incorporated by reference to the Registrant's Registration Statement on Form
    S-1, as amended (File No. 333-50781).

*** Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 000-24539).

     (b) Financial Statement Schedules

     None

     All schedules have been omitted because they are not required or because the required information is given in the Registrant's Financial Statements or Notes thereto.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Restated Certificate of Incorporation of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Delray Beach, Florida, on this 3rd day of December, 1998.

                                          ECLIPSYS CORPORATION

                                          By:     /s/ HARVEY J. WILSON
                                            ------------------------------------
                                                      Harvey J. Wilson
                                               President and Chief Executive
                                                           Officer

                        POWER OF ATTORNEY AND SIGNATURES

     We, the undersigned officers and directors of Eclipsys Corporation, hereby severally constitute and appoint Harvey J. Wilson, Robert J. Vanaria, T. Jack Risenhoover, II and Brent B. Siler, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Eclipsys Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                   TITLE                        DATE
                ---------                                   -----                        ----

           /s/ HARVEY J. WILSON             President and Chief Executive Officer   December 3, 1998
------------------------------------------  (Principal Executive Officer)
             Harvey J. Wilson

          /s/ ROBERT J. VANARIA             Senior Vice President, Administration   December 3, 1998
------------------------------------------  and Chief Financial Officer
            Robert J. Vanaria               (Principal Financial and Accounting
                                            Officer)

          /s/ STEVEN A. DENNING             Director                                December 3, 1998
------------------------------------------
            Steven A. Denning

            /s/ G. FRED DIBONA              Director                                December 3, 1998
------------------------------------------
              G. Fred DiBona

             /s/ EUGENE FIFE                Director                                December 3, 1998
------------------------------------------
               Eugene Fife

           /s/ WILLIAM E. FORD              Director                                December 3, 1998
------------------------------------------
             William E. Ford

            /s/ JAY B. PIEPER               Director                                December 3, 1998
------------------------------------------
              Jay B. Pieper

          /s/ RICHARD D. SEVERNS            Director                                December 3, 1998
------------------------------------------
            Richard D. Severns